

2025

T-Mobile Annual Report

It's better over here

Mike Sievert
Vice Chairman

Srini Gopalan
President and
Chief Executive Officer



2025

Raising the bar — again

In 2025, T-Mobile delivered another year of durable and profitable financial growth. We executed with discipline against our long-term strategy, delivering results that reflected both operational excellence and financial strength. We led the industry in service revenue growth, which grew at a rate multiple times that of our closest wireless competitors, and we delivered industry-leading Core Adjusted EBITDA growth.

We also led the industry in customer growth, including 7.8 million total postpaid net customer additions and 2.0 million broadband net customer additions. For the fourth consecutive year, we were the fastest-growing internet service provider in the United States.

More customers than ever are choosing T-Mobile. Our differentiated formula of best network, best value and best experiences, combined with a best-in-class growth portfolio, continues to drive more customer choice and sustained business outperformance. Building on this momentum, we are doubling down on the areas that set T-Mobile apart.

By accelerating AI and digital transformation initiatives, we're turbocharging customer experiences while advancing a clear growth roadmap—positioning the Company to deliver future-forward innovation and durable, outsized value creation for years to come.

T-Mobile delivered industry-leading customer results in 2025, further strengthening our leadership position in the industry.

As our network advantage continued to expand and customer perceptions evolved, more households and businesses reassessed their choices and switched to T-Mobile. During the year, we added 1.2 million postpaid net accounts, multiple times that of our closest wireless competitor. We also led the industry with 7.8 million total postpaid net customer additions and 3.3 million postpaid phone net customer additions, our highest in nine years.

Our growing momentum reflects our widening differentiation—supported by third-party data, meaningfully higher Net Promoter Scores and overall satisfaction results. In 2025, more customers chose T-Mobile as we continued to deliver strong network performance, compelling value and superior experience. That strength was especially evident during high-consideration moments such as device upgrades and switching decisions, where our simpler, more seamless digital engagement helped drive record postpaid net customer additions and reinforced our position as the industry's growth leader.

Beyond mobility, T-Mobile's broadband business remained a powerful growth engine. With 2.0 million broadband net customer additions in 2025 (including fiber), we continued to deliver durable, profitable growth through our fallow-capacity model—complemented by our growing fiber footprint—built on network leadership and a focus on delivering the best value to customers. Our expanding customer base reflects a strategy designed not only to grow, but to grow sustainably, supported by durable competitive advantages and substantial opportunity ahead.



total customers
(end of year)*

								142.4M 2025
63.7M 2018	67.9M 2019	102.1M 2020	108.7M 2021	113.6M 2022	119.7M 2023	129.5M 2024	

2025 customer highlights

1.2M
Postpaid net account additions
Industry-best**

7.8M
Postpaid net customer additions
Industry-best for the 11th consecutive year

3.3M
Postpaid phone net customer additions
Industry-best**

2.0M
Broadband net customer additions
Industry-best for four consecutive years

*Total customers include total postpaid and prepaid customers.

**AT&T does not disclose postpaid net account additions and, beginning in Q4 2025, reports Consumer Postpaid Wireless Accounts, which we believe are not directly comparable to T-Mobile's reported metrics. Comcast and Charter do not disclose postpaid phone net customer additions.

Customers *love it* over here

2025 Financial Results

$57.9B
Postpaid Service Revenues

Industry-leading growth of 11% YoY

$18.0B
Adjusted Free Cash Flow

Growth of 6% YoY and highest margin in the industry of 25%

$11.0B
Net Income

$33.9B
Core Adjusted EBITDA

Industry-leading growth of 7% YoY

$14.0B
Stockholder Returns in 2025

$45.4B returned since program inception*

Durable & profitable
financial growth



Peter Osvaldik
Chief Financial Officer

2025 underscored the earnings power and cash-generating strength of our business model.

Supported by sustained customer growth and disciplined execution, we delivered another year of strong financial performance and expanded profitability.

Our industry-leading postpaid account growth translated into service revenues of $71.3 billion, an 8% year-over-year increase, growing at a rate multiple times that of our closest wireless competitors. The consistency and scale of customers switching to T-Mobile continued to validate the durability of our differentiated value proposition.

Core Adjusted EBITDA increased 7% year-over-year to $33.9 billion, and Adjusted Free Cash Flow grew 6% year-over-year to $18.0 billion, with an industry-leading Adjusted Free Cash Flow margin of 25%.

In 2025, our cash generation enabled the return of $14.0 billion to stockholders through dividends and share repurchases, bringing total stockholder returns to $45.4 billion since the program's launch in late 2022.

Looking ahead to 2026, we remain focused on widening our margin of differentiation and see enormous opportunity ahead to drive sustained, profitable growth while continuing to innovate and enhance the customer experience, and deliver long-term value to stockholders.



service revenues

$71.3B 2025

$58.4B 2021

$61.3B 2022

$63.2B 2023

$66.2B 2024

Industry-leading growth of 8% YoY in 2025

*Beginning in Q3 2022 through December 31, 2025.

Core Adjusted EBITDA, Adjusted Free Cash Flow and Adjusted Free Cash Flow margin are non-GAAP financial measures. Definitions, explanations, and reconciliations to the most directly comparable GAAP measures are provided in our annual report on Form 10-K for the year ended December 31, 2025, which is included herewith as a portion of this annual report to stockholders.



America's Be

The summer of 2025 marked a milestone for the T-Mobile network.

After years of leading the industry across key 5G performance metrics, T-Mobile was named America's Best Network by Ookla Speedtest[1] in one of the biggest U.S.-based network tests of its kind. That's right. America's Best Network. Period.

That momentum carried into early 2026, when T-Mobile earned top honors in the J.D. Power U.S. Wireless Network Quality Study[2]—ending Verizon's consecutive streak. The recognition was based on ratings for quality and reliability from actual customers who rely on the network every day.

Behind these milestones was continued investment and tireless execution by our network teams. In 2025, T-Mobile became the first wireless provider in the U.S. to launch 5G Advanced nationwide, unlocking a new era of speed, intelligence and performance for consumers, businesses and developers.

We introduced innovations such as Low Latency, Low Loss, Scalable Throughput (L4S), delivering faster speeds, reduced latency and smoother performance straight to customers' devices. These advancements support immersive experiences like extended reality, seamless cloud gaming and next-generation wearables, while laying the groundwork for future applications that depend on consistent, high-performance connectivity.

Our network advantage has translated directly to faster, real-world deployment of emerging technologies. In collaboration with Nokia, we set a downlink speed record of 6.3 Gbps on our 5G Standalone network by leveraging 6-Carrier Aggregation



est Network
leads the way

to combine multiple spectrum layers and deliver unprecedented performance on a live network. We also achieved a record 550 Mbps uplink speed during a live demonstration on our commercial network, illustrating how advanced technologies can be deployed at scale to improve everyday mobile experiences.

Looking forward, T-Mobile remains focused on advancing the next generation of wireless architecture. Working alongside global leaders, including Nokia, Ericsson and NVIDIA, we are co-developing next-generation standards and advancing AI-native network capabilities through our AI-RAN Innovation Center. We plan to begin field testing advanced AI-RAN technologies in 2026 as we continue to translate research into real-world deployment and reinforce our leadership as America's Best Network.

[1] Best Mobile Network in the U.S. based on analysis by Ookla® of Speedtest Intelligence® data 2H 2025.

[2] 2026 U.S. Wireless Network Quality Performance Study - Volume 1 award information, visit jdpower.com/awards

John Saw
Chief Technology Officer

America's *Best Network*
leading the way since the start

· Nation's **first** bi-directional over-the-air 5G data session

· **First** multi-vendor 3GPP based 5G data call

· **First** U.S. mobile-to-mobile 5G New Radio (NR) video call

· **First** with Enhanced Voice Services

· **First** to deploy AWS-3 (Band 66)

· **First** major U.S. carrier with RCS-based Advanced Messaging

· **First** wireless provider in North America to field test narrowband IoT

T· IoT
· Pioneered **America's first** nationwide NB-IoT network deployment

| 2007 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |

First to launch Wi-Fi Calling

· **First** with HD Voice

WI-FI UNLEASHED
First with Wi-Fi calling worldwide

· **First** major U.S. carrier to launch VoLTE nationwide

First with Video Calling

· **First** to offer free 4G LTE CellSpots

· **First** with 4x4 MIMO

· **First** with 256 QAM

· **First** in the U.S. to trial deployment of License Assisted Access

First in the world to light up LTE in 600 MHz

· **First** major wireless provider in the world to place no. 1 in every category of the Opensignal State of Mobile Networks report

First LTE-Advanced Massive MIMO

· **First** to successfully use 5G Standalone in the field on 28 GHz in the U.S.

· Achieved the **world's first** 5G data transmission on 600 MHz spectrum

· **First** in the industry to achieve download speeds of 1.3 Gbps

T-Mobile Network List of Firsts: https://www.t-mobile.com/news/un-carrier-network-list-of-firsts

T-Mobile Network Award List: https://www.t-mobile.com/news/t-mobile-network-awards







2019

· **First** major wireless provider to light up LTE in the Gulf of Mexico

· Achieved world's **first** 5G Standalone data session on a multi-vendor radio

· Made the world's **first** low-band 5G data transmission using a commercial device

FIRST NATIONWIDE 5G

· **First** in the industry to launch caller verification with Caller Verified

· T-Mobile and Comcast **first** to launch cross-network robocalling protection

· Completed the world's **first** 5G data call and video call on 600 MHz

2020

· Completed the **first** low-band VoNR (voice over new radio) call

· Completed the **first** low-band 5G Standalone voice call using Evolved Packet System (EPS)

· Completed the **first** 5G Standalone data session between commercial modems

· **First** U.S. wireless operator to launch Location-Based Routing and Next Generation 911 capabilities

· Powered **first-ever** World Series 5G experiences

First to offer 5G coverage in all 50 states

· Sprint merger; Launched the **world's first** 5G Standalone network

· **World's first** 5G Standalone data session with New Radio Carrier Aggregation

· Completed the **first** low-band 5G Standalone data session, **first** call with EPS fallback and **first** call over 5G (VoNR)

· Completed the **first** video call over 5G (ViNR)

2021

· Ultra Capacity 5G rapidly expands nationwide

· Completed the **world's first** 5G Standalone New Radio Dual Connectivity

· **First** to deploy STIR/SHAKEN nationwide across major U.S. networks

2022

· Launched voice over 5G on the nation's **first** 5G Standalone network

· T-Mobile Magenta Drive for BMW powers America's first 5G connected car

5G FORWARD

· Sprint network integration completed, boosting performance and efficiency

· **First in the world** to top 3 Gbps with 5G Standalone on a commercial device

2023

· **First** in the U.S. to reach uplink speeds topping 200 Mbps in a 5G data call leveraging uplink carrier aggregation on a live commercial 5G Standalone network

· Ultra Capacity 5G surpasses 300 million people covered

· **First in the world** to offer a network slicing developer beta for video calling applications delivering on the promise of 5G Standalone

2024

· Launched AI-RAN Innovation Center with NVIDIA, Ericsson and Nokia to advance 6G

· Opensignal named T-Mobile a Global Winner for 5G Availability (4th consecutive year)

World's first 6-carrier Aggregation call

· Achieved **world record** for 5G uplink speed of 345 Mbps leveraging 5G UL Tx switching

· Conducted the **first-ever** wireless emergency alert via satellite

· **First** to use uplink transmit switching

2025

America's Best Network

· Named America's Best Network according to Ookla® Speedtest®, leading in speed and consistency

· Launched T-Priority, the **world's first** network slice for first responders

Achieved first nationwide 5G Advanced network

· Commercially launched T-Satellite with Starlink

· UScellular acquisition added spectrum and expanded nationwide coverage for customers of both companies

· Shattered downlink speed records reaching 6.3 Gbps using 5G Standalone and sub-6GHz spectrum

· **First** wireless provider in the world to hit 550 Mbps uplink speeds with sub-6 GHz spectrum

AMERICA'S BEST NETWORK | 9

T-Mobile continued to make life easier, safer and more connected for millions of people nationwide in 2025.

We expanded coverage, simplified switching, and deepened engagement across both everyday experiences and high-impact moments.

As part of our commitment to customers, we extended connectivity beyond traditional network boundaries with T-Satellite[3]. Powered by hundreds of satellites, the service provides critical coverage across more than 500,000 square miles of the U.S. that can't be reached by cell towers. It also played an important role during natural disasters, delivering more than half a million messages and helping people reach assistance when traditional networks were unavailable.

We introduced Switching Made Easy, addressing one of the biggest pain points in wireless by making it faster and simpler to switch to America's Best Network. Through our T-Life app, customers can move to T-Mobile in 15 minutes per line, with the flexibility to choose a new device up to 90 days after switching and same-day device delivery in select markets[4]. With more than 100 million installs, the T-Life app continues to serve as the central hub for managing T-Mobile wireless experiences and is helping more customers than ever manage their wireless lives—from upgrading devices to accessing member benefits and enjoying weekly T-Mobile Tuesdays perks—all in one place.

We continued to elevate customer engagement, bringing our brand to life across major sporting and live events. T-Mobile's 5G network once again demonstrated its performance in high-demand environments, powering seamless connectivity, event operations and immersive fan experiences.



Mike Katz
Chief Business and
Product Officer

Through partnerships with MLB, the PGA of America and the Las Vegas Grand Prix, our 5G network powered venue connectivity and enabled new fan experiences. These included the first Automated Ball-Strike challenge system at the MLB All-Star Game and enhanced connectivity at PGA events, including the Ryder Cup, PGA Championship and KPMG Women's PGA Championship. Across music and cultural events including Stagecoach, Lollapalooza, and Austin City Limits, T-Mobile provided customers with curated on-site experiences, benefits and perks through Club Magenta.

Together, these initiatives reinforce our commitment to delivering a differentiated network, industry-leading value and consistently elevated customer experiences.

[3]Texting & select satellite-ready apps with compatible device in most outdoor areas in the U.S. where you can see the sky. Satellite service, including text to 911, may be delayed, limited, or unavailable. Included with Experience Beyond or $10/mo.; auto renews monthly. Cancel anytime in T-Life App.

[4]Median check-out time using T-Life app; activation may take longer (e.g., with locked phones).

Delivering the *best*
experience
in wireless



With new plans, expanded coverage and strong community support, T-Mobile once again showed that putting customers first builds lasting relationships and delivers industry-leading results.

We simplified and refreshed our plan portfolios across T-Mobile, T-Mobile 5G Home Internet, T-Fiber, Metro by T-Mobile and T-Mobile Prepaid. T-Mobile's new Experience plans offered the best value in wireless,[5] giving customers more built-in benefits and straightforward pricing designed to make wireless simpler and more rewarding. And we backed these plans with our 5-year price guarantee[6] on talk, text, and data—all on America's Best Network.[7]

At Metro by T-Mobile, we introduced new prepaid options, including the return of the "$40 Period." plan, broadening access to value offerings across our brand portfolio.

These offerings fueled momentum with continued market share gains across both Top 100 markets and Smaller Markets and Rural Areas. In August 2025, we also completed our acquisition of UScellular, extending coverage and connectivity to more than four million additional customers nationwide and improving our network for all customers.

Beyond commercial performance, we remained focused on keeping customers and communities connected when it mattered most. During natural disasters, including the California and Oregon wildfires and Texas Hill Country floods, T-Mobile deployed network resilience capabilities and T-Satellite connectivity to extend communications beyond traditional coverage areas. These efforts supported first responders, enabled critical communications, and kept families connected when reliable service was essential.

Putting customers first,
ways

We also committed $500,000 to the Kerr County, Texas, Flood Relief Fund with a 2:1 employee match and doubled customer donations to the American Red Cross up to $1 million. These contributions reflect our broader commitment to responsible corporate citizenship.

In addition, we continued investing in small towns across the country through our Hometown Grants initiative, surpassing $20 million in total grants and reaching 450 rural communities across 48 states and Puerto Rico over the last four years. In 2025, we kicked off the second year of our Friday Night 5G Lights competition, awarding over $4 million to small-town high schools in the U.S. Prizes included a $1 million stadium upgrade presented by CEO Srini Gopalan to Dierks High School in Arkansas, selected as the winner based on nearly two million votes cast nationwide.

Jon Freier
Chief Operating Officer

[5]Best Value in Wireless: Savings vs. comparable plans at AT&T and Verizon plus costs of optional benefits; plan features and taxes & fees vary. Savings with 3+ lines include 3rd line free via monthly bill credits; credits stop if you cancel any lines. Qualifying credit required.

[6]5-Year Price Guarantee: Guarantee means that we won't change the price of talk, text, and 5G smartphone data on our network for at least 5 years while you are on an Experience plan. See exclusions & details at T-Mobile.com.

[7]America's Best Network: Best Mobile Network in the U.S. based on analysis by Ookla® of Speedtest Intelligence® data 2H 2025.

T-Mobile continued expanding beyond its core wireless business by scaling its business solutions, accelerating broadband growth and investing in new platforms that extend the capabilities of America's Best Network.

T-Mobile for Business reinforced our differentiated, advanced connectivity offerings with purpose-built solutions for mission-critical customers. We launched and expanded T-Priority, providing first responders with the highest network priority across every 5G band—even during periods of extreme congestion—including the nation's first dedicated 5G network slice for public safety. Through partnerships with innovators such as Samsung and Skydio, T-Mobile supports AI-enabled devices and connected drones that help agencies operate more effectively when it matters most.

With the launch of Edge Control and T-Platform, T-Mobile for Business further strengthened its Advanced Network Solutions portfolio, extending 5G capabilities deeper into enterprise and industrial environments.

T-Mobile for Business also introduced SuperMobile, a new business plan featuring the first nationwide network slice built specifically for enterprises. The plan includes built-in security and satellite-to-mobile access through T-Satellite to help organizations stay connected virtually anywhere. Early adopters—including Siemens Energy, FOX Weather, SERHANT., and CNN—are using SuperMobile to power operations and maintain resilient communications.

Building on the strong momentum of T-Mobile 5G Home Internet, we expanded our broadband footprint with the launch of T-Mobile Fiber,



André Almeida
Chief Broadband, Enterprise and Emerging Business Officer

delivering high-speed, reliable connectivity to more communities nationwide. Following the joint acquisitions of Metronet and Lumos, T-Mobile Fiber reached locations in 23 states by the end of 2025 and continues to expand. Like 5G Home Internet, the service includes a five-year price guarantee[8], weekly perks through T-Mobile Tuesdays, and no annual contracts, equipment fees or installation costs.

T-Mobile also invested in new growth opportunities that extend the value of our network and customer relationships. With the acquisitions of Vistar Media and Blis, we strengthened our position in out-of-home and digital advertising, enabling brands to connect with audiences through transformative advertising solutions in more dynamic and measurable ways. We also introduced the T-Mobile Visa Credit Card in partnership with Capital One, providing customers additional value through everyday spending while deepening engagement within the T-Mobile ecosystem.

[8] 5-Year Price Guarantee means that we won't change the price of fiber internet data for at least 5 years while you are on an eligible plan. See exclusions & details at T-Mobile.com.

Building new
growth engines

Powering possibilities
for all

Advancing Digital Connectivity

Backed by the power of America's Best Network, T-Mobile continued to help bridge the digital divide by using our scale and resources for good.

Through Project 10Million, our flagship philanthropic initiative launched in 2020, we provide free internet access and mobile hotspots to eligible K-12 student families and schools across the country. By the end of 2025, the program had connected nearly 6.7 million students nationwide and delivered $8.3 billion in in-kind products and services to support learning beyond the classroom. We also continued working with Boys & Girls Clubs of America to help expand connectivity access to eligible students and families.



Deeanne King
Chief People Officer

Managing Our Environmental Impact

As we advance 5G innovation, T-Mobile remains focused on building a resilient, responsible business that supports long-term growth. From energy-efficient network solutions to scalable renewable energy investments, sustainability is embedded across our operations.

We continue to make progress toward our three key environmental targets:

· Achieve net-zero for Scope 1, 2, and 3 greenhouse gas emissions by 2040.

· Continue sourcing 100% of purchased electricity from renewable energy, even as our customer base grows.

· Reduce energy consumption in megawatt-hours per petabyte of data traffic by 95% by 2030, relative to a 2019 baseline.

Our sustainability leadership was again recognized by *TIME*, *Forbes* and *Newsweek* for our efforts to reduce environmental impact.

Investing in Our People and Communities

At T-Mobile, fostering a workplace where employees can thrive fuels innovation and helps us continue delivering exceptional customer experiences.

In 2025, we continued investing in learning and development programs to retain and advance talent and expanded employee benefits. New offerings included enhanced financial planning tools, a new

401(k) student loan debt-matching benefit and college tuition scholarships for employees' children.

Through our AI and digital transformation work , we focused on making work simpler and more intuitive for our employees, reducing friction and enabling teams to spend more time delivering for customers. These investments are improving productivity, accelerating decision-making, and strengthening the experiences we deliver every day.

We also expanded how employees grow their careers at T-Mobile and are connecting talent to projects and experiences aligned to their skills and aspirations. Through new, more flexible approaches to career development (like our Magenta Accelerator program), we're enabling employees to build skills in real time while helping the business move faster.

Our culture and commitment to innovation, leadership, and employee development earned recognition from multiple organizations, including *Newsweek's* Greatest Workplaces for Culture, Belonging and Community; *The Wall Street Journal's* list of Best Managed Companies; *Fast Company's* Best Workplaces for Innovators; and *TIME's* Best Companies for Future Leaders.

We also align our philanthropic investments with the issues that matter most to our business and our employees, with a focus on digital access and local community engagement. In 2025, T-Mobile and the T-Mobile Foundation donated $38.2 million to 19,000 nonprofit organizations nationwide. Employees contributed an additional $2.4 million and volunteered more than 92,000 hours.



2026 Outlook:

As we enter 2026, T-Mobile's unique advantages—offering the best network, best value and best experiences—position us for the next phase of growth.

Following a year of industry-leading customer growth and strong financial performance, we're more focused on execution than ever. At our recent Capital Markets Day update, we outlined a clear roadmap to extend our competitive differentiation through digital and technology transformation. Our priorities include:

· Extending our **5G network leadership** while advancing AI-native and 6G capabilities
· Simplifying and enhancing the **customer journey and experiences**
· Streamlining our underlying **platforms and processes**
· Evolving our **employee tools**
· Driving durable and differentiated growth across **wireless, broadband and emerging businesses**

These initiatives are designed to improve execution and increase efficiency while delivering durable, long-term value for both customers and stockholders.

We also expect to continue delivering industry-leading, durable and profitable wireless growth while continuing broadband expansion. We recently increased our long-term 5G broadband target to 15 million customers by the end of 2030—up 25% from 12 million by the end of 2028. Including 5G broadband and fiber, we expect to have 18 million to 19 million total broadband customers by the end of 2030, reflecting confidence in demand, execution, and the strength of our strategy.

At the center of our strategy remains the customer relationship. We see continued opportunity to expand the T-Mobile family while also deepening relationships with existing customers through even better experiences and even more value and benefits—all delivered on America's Best Network.

We remain equally committed to responsible growth. Through Project 10Million and broader community investments, we will continue leveraging our network, scale and resources for good—expanding digital access and supporting the communities where our customers and employees live and work.

We enter 2026 with momentum, discipline, and a clear plan to extend our leadership—focused on delivering sustainable, profitable growth and long-term value.

Bottom line: it's better over here and the best is still ahead.

Srini Gopalan
President and Chief Executive Officer

Scaling the *advantage*

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
     For the fiscal year ended December 31, 2025
     or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
     For the transition period from   to

Commission File Number: 1-33409

T· Mobile®

T-MOBILE US, INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-0836269**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12920 SE 38th Street
Bellevue, Washington
(Address of principal executive offices)
98006-1350
(Zip Code)

(425) 378-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.00001 per share	TMUS	The NASDAQ Stock Market LLC
3.550% Senior Notes due 2029	TMUS29	The NASDAQ Stock Market LLC
3.700% Senior Notes due 2032	TMUS32	The NASDAQ Stock Market LLC
3.150% Senior Notes due 2032	TMUS32A	The NASDAQ Stock Market LLC
3.850% Senior Notes due 2036	TMUS36	The NASDAQ Stock Market LLC
3.500% Senior Notes due 2037	TMUS37	The NASDAQ Stock Market LLC
3.800% Senior Notes due 2045	TMUS45	The NASDAQ Stock Market LLC
6.250% Senior Notes due 2069	TMUSL	The NASDAQ Stock Market LLC
5.500% Senior Notes due March 2070	TMUSZ	The NASDAQ Stock Market LLC
5.500% Senior Notes due June 2070	TMUSI	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the voting and non-voting common equity held by non-affiliates was $112.4 billion based on the closing sale price as reported on the NASDAQ Global Select Market. As of February 6, 2026, there were 1,101,862,739 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K will be incorporated by reference from certain portions of the definitive Proxy Statement for the Registrant's 2026 Annual Meeting of Stockholders, which definitive Proxy Statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A or will be included in an amendment to this Report.

T-Mobile US, Inc.
Form 10-K
For the Year Ended December 31, 2025

Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K ("Form 10-K") of T-Mobile US, Inc. ("T-Mobile," "we," "our," "us" or the "Company") includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including information concerning our future results of operations, are forward-looking statements. These forward-looking statements are generally identified by the words "anticipate," "believe," "estimate," "expect," "intend," "may," "could" or similar expressions. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The following important factors, along with the Risk Factors included in Part I, Item 1A of this Form 10-K, could affect future results and cause those results to differ materially from those expressed in the forward-looking statements:

- competition, industry consolidation and changes in the market for wireless communications services and other forms of connectivity;
- cyberattacks, disruptions, data loss or other security breaches;
- our inability to adopt and deploy network technologies in a timely and effective manner;
- our inability to effectively execute our digital transformation and drive customer and employee adoption of emerging technologies;
- our inability to retain or motivate key personnel, hire qualified personnel or maintain our corporate culture;
- system failures and business disruptions, allowing for unauthorized use of or interference with our network and other systems;
- the scarcity and cost of additional wireless spectrum, and regulations relating to spectrum use;
- the timing and effects of any pending and future acquisition, investment, joint venture, merger, or divestiture involving us, including our inability to obtain any required regulatory approval necessary to consummate any such transactions or to achieve the expected benefits of such transactions;
- adverse economic, political or market conditions in the U.S. and international markets, including changes resulting from increases in inflation or interest rates, tariffs and trade restrictions, supply chain disruptions, fluctuations in global currencies, immigration policies, and impacts of geopolitical instability, such as the Ukraine-Russia, Iran-Israel and Israel-Hamas wars and further escalations thereof;
- operational delays, higher procurement and operational costs, and increased regulatory and compliance complexities, for example, as a result of changes to trade policies, including higher tariffs, restrictions and other economic disincentives to trade;
- our inability to successfully deliver new products and services;
- any failure or inability of our third parties (including key suppliers) to provide products or services for the operation of our business;
- sociopolitical volatility and polarization and risks related to environmental, social and governance matters;
- our substantial level of indebtedness and our inability to service our debt obligations in accordance with their terms;
- changes in the credit market conditions, credit rating downgrades or an inability to access debt markets;
- our inability to maintain effective internal control over financial reporting;
- compliance with the current regulatory framework, including our national security obligations, and any changes in regulations or in the regulatory framework under which we operate;
- laws and regulations relating to the handling of privacy, data protection and artificial intelligence ("AI");
- unfavorable outcomes of and increased costs from existing or future regulatory or legal proceedings;
- difficulties in protecting our intellectual property rights or if we infringe on the intellectual property rights of others;
- our offering of regulated financial services products and exposure to a wide variety of state and federal regulations;
- new or amended tax laws or regulations or administrative interpretations and judicial decisions affecting the scope or application of tax laws or regulations;
- our wireless licenses, including those controlled through leasing agreements, are subject to renewal and may be revoked;
- our exclusive forum provision as provided in our Certificate of Incorporation;
- interests of Deutsche Telekom AG ("DT"), our controlling stockholder, which may differ from the interests of other stockholders;

- our current and future stockholder return programs may not be fully utilized, and our share repurchases and dividend payments pursuant thereto may fail to have the desired impact on stockholder value; and

- future sales of our common stock by DT and our inability to attract additional equity financing outside the United States due to foreign ownership limitations by the Federal Communications Commission ("FCC").

Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law.

In addition, historical, current, and forward-looking environmental sustainability related statements may be based on standards for measuring progress that are still developing and internal controls and processes that continue to evolve. These initiatives are subject to additional risks and uncertainties, including regarding the evolving nature of data availability, quality, and assessment; related methodological concerns; our ability to implement various initiatives under expected timeframes, cost, and complexity; our dependency on third parties to provide certain information and to comply with applicable laws and policies; and other unforeseen events or conditions. For example, we note that standards and expectations regarding greenhouse gas ("GHG") accounting and the processes for measuring and counting GHG emissions and GHG emission reductions are evolving, and it is possible that our approaches both to measuring our emissions and to reducing emissions and measuring those reductions may be, either currently by some stakeholders or at some point in the future, considered inconsistent with common or best practices with respect to measuring and accounting for such matters, and reducing overall emissions. These factors, as well as others, may cause results to differ materially and adversely from those expressed in any of our forward-looking statements. Additionally, we may provide information that is not necessarily material for SEC reporting purposes but that is informed by various other standards and frameworks (including standards for the measurement of underlying data), internal controls, and assumptions or third-party information that are still evolving and subject to change. Our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable governmental policies, or other factors, some of which may be beyond our control.

Investors and others should note that we announce material information to our investors using our investor relations website (https://investor.t-mobile.com), newsroom website (https://t-mobile.com/news), press releases, SEC filings and public conference calls and webcasts. We intend to also use certain social media accounts as a means of disclosing information about us and our services and for complying with our disclosure obligations under Regulation FD (the @TMobileIR X account (https://x.com/TMobileIR), the @SriniGopalan X account (https://x.com/SriniGopalan) and our CEO's LinkedIn account (https://www.linkedin.com/in/srini-gopalan/), both of which Mr. Gopalan also uses as a means for personal communications and observations, and the @TMobileCFO X account (https://x.com/tmobilecfo) and our Chief Financial Officer's LinkedIn account (https://www.linkedin.com/in/peter-osvaldik-3887394), both of which Mr. Osvaldik also uses as a means for personal communication and observations). The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our investor relations website.

PART I.

Item 1. Business

Business Overview and Strategy

Un-carrier Strategy

As America's supercharged Un-carrier, we have disrupted the telecommunications industry by actively engaging with and listening to our customers and focusing on eliminating their pain points. Our customers benefit from what we believe is an unmatched combination of the best value and best network, alongside an unwavering focus on offering them the best possible service experience and an undisputable drive for disruptive innovation in wireless and beyond. This includes providing added value and what we believe is an exceptional experience while implementing signature Un-carrier initiatives that have changed the industry. We ended annual service contracts, overages, unpredictable international roaming fees and data buckets, among other things. We are inspired by a relentless focus on customer experience, consistently delivering award-winning customer experience, which drives our customer satisfaction levels while enabling operational efficiencies.

With what we believe is America's best network, with the largest, fastest, most awarded and most advanced 5G network, the Un-carrier strives to offer customers unrivaled coverage and capacity where they live, work and travel. We believe our network is the foundation of our success and powers everything we do. Our dense and multi-layer network provides an unmatched 5G and overall network experience to our customers, which consists of our foundational layer of low-band, mid-band and millimeter-wave ("mmWave") spectrum licenses (see "Spectrum Position" below). This multilayer portfolio of spectrum broadens and deepens our nationwide 5G network, enabling accelerated innovation and increased competition in the U.S. wireless telecommunications industry.

We continue to expand the footprint and improve the quality of our network, enabling us to provide what we believe are outstanding wireless experiences for customers who should not have to compromise on quality and value. Our network allows us to deliver new, innovative products and services, such as our 5G broadband fixed wireless product, with the same customer experience focus and industry-disrupting mindset that we have adopted in our journey to redefine wireless communications services in the United States in the customers' favor.

As part of our relentless, customer-first focus, we are transforming into an AI-enabled, data-informed, digital-first organization to continue delivering differentiated experiences to our customers. Leveraging the latest AI technology and digital capabilities, we are pioneering new approaches to serving customers with a platform to better anticipate and proactively solve their issues, offering personalized self-service options and taking authorized actions on their behalf, while simultaneously creating large-format customer experience stores for customers looking for an immersive experience. Our comprehensive T-Life app is radically simplifying customer experiences with upgrades, add-a-line, and switching transactions all available at customers' fingertips, allowing customers and prospects to transact with us wherever and whenever they want.

Our Operations

As of December 31, 2025, we provide wireless communications and broadband services to 142.4 million postpaid and prepaid customers and generate revenue by providing affordable wireless communications and broadband services to these customers, as well as a wide selection of wireless devices and accessories. We also provide wholesale wireless services to various partners, who then offer the services for sale to their customers. Our most significant expenses relate to operating and expanding our network, providing a full range of devices, acquiring and retaining high-quality customers and compensating employees. We provide services, devices and accessories across our flagship brands, T-Mobile, Metro by T-Mobile and Mint Mobile, through our T-Mobile and Metro by T-Mobile owned and operated retail stores, as well as through our websites (www.t-mobile.com, www.metrobyt-mobile.com and www.mintmobile.com), T-Mobile, Metro by T-Mobile and Mint Mobile apps, customer care channels and through national retailers. In addition, we sell devices to dealers and other third-party distributors for resale through independent third-party retail outlets and a variety of third-party websites. The information on our websites is not part of this Form 10-K. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

Services and Products

We provide wireless communications and broadband services through a variety of service plan options. We also offer for sale to customers a wide selection of wireless devices, including smartphones, wearables, tablets, 5G broadband gateways and other mobile communication devices that are manufactured by various suppliers.

We offer a full suite of service plans that provide customers with the features that meet their lifestyle and daily needs. Our most popular current service plan offerings are our premium Experience plans, including Experience More and Experience Beyond, which include unlimited talk, text and data on our network, 5G access at no extra cost, scam protection features, popular streaming subscriptions, in-flight Wi-Fi, access to the same device offers as new customers and more. We also offer an Essentials rate plan for customers who want the basics at a lower price point, and specific rate plans to qualifying customers, including Military and Veterans, First Responder and 55+.

At the time of device purchase, qualified customers can finance all or a portion of the individual device or accessory purchase price over an installment period, generally of 24 months, using an equipment installment plan ("EIP").

In addition to our wireless communications services, we offer complementary broadband services including 5G broadband, which is a fixed wireless product available to tens of millions of domestic households utilizing the excess capacity of our nationwide 5G network, and fiber, expanding broadband access and choices for some consumers. With our 5G broadband and fiber plans, customers can access the internet without worrying about annual service contracts, data overages or hidden fees.

We also provide products and services that are complementary to our wireless communications and broadband services, including device protection, financial services and advertising.

Customers

We provide wireless communications and broadband services to a variety of customers needing connectivity, but focus primarily on two categories of customers:

- Postpaid customers generally are qualified to pay after receiving service utilizing phones, 5G broadband gateways, fiber connections, mobile internet devices (including tablets and hotspots), wearables, DIGITS and other connected devices (including SyncUP and internet of things ("IoT")). We serve consumers as well as business customers, who are provided services under the T-Mobile for Business brand.
- Prepaid customers generally pay for service in advance. We serve prepaid customers under the T-Mobile, Metro by T-Mobile, Mint Mobile and Ultra Mobile brands.

We also provide Machine-to-Machine ("M2M") and Mobile Virtual Network Operator ("MVNO") customers access to our network. This access and the customer relationship are managed by wholesale partners, with whom we have commercial agreements permitting them to sell services utilizing our network.

We generate the majority of our service revenues by providing wireless communications and broadband services to postpaid and prepaid customers. Our ability to attract and retain postpaid and prepaid customers is important to our business in the generation of service revenues, equipment revenues and other revenues. In 2025, our service revenues generated by providing wireless communications and broadband services by customer category were:

- 81% Postpaid customers;
- 15% Prepaid customers; and
- 4% Wholesale and other services.

Substantially all of our revenues for the years ended December 31, 2025, 2024 and 2023, were earned in the United States, including Puerto Rico and the U.S. Virgin Islands.

Network Strategy

Utilizing our multilayer spectrum portfolio, our mission is to become "Famous for Network" and we have been recognized by third parties for having America's best network. We have deployed low-band, mid-band and mmWave spectrum dedicated for 5G across our dense and broad network to create what we believe is America's largest, fastest, most awarded and most advanced 5G network.

We believe our spectrum position and focus on technology leadership will continue to drive network differentiation. Our innovative Customer-Driven Coverage ("CDC") approach to network investments, and leadership in deploying the latest network technologies including Massive Multiple-input Multiple-output ("Massive MIMO"), Voice over New Radio ("VoNR"), Low Latency, Low Loss, Scalable Throughput ("L4S"), four-carrier and higher order aggregation, dynamic network slicing and the U.S.'s first broad deployment of 5G Advanced, are enabled by our scaled nationwide 5G standalone network.

We are also part of an alliance working to bring Radio Access Network ("RAN") and AI innovation closer together to deliver transformational network experiences in the future.

Spectrum Position

We provide wireless communications services utilizing low-band spectrum licenses covering our 600 MHz and 700 MHz spectrum, mid-band spectrum licenses, such as Advanced Wireless Services ("AWS"), Personal Communications Services ("PCS") and 2.5 GHz spectrum, and mmWave spectrum.

- We controlled an average of 394 MHz of combined low- and mid-band spectrum nationwide as of December 31, 2025. This spectrum is comprised of:
  - An average of 43 MHz in the 600 MHz band;
  - An average of 12 MHz in the 700 MHz band;
  - An average of 14 MHz in the 800 MHz band;
  - An average of 42 MHz in the 1700 MHz AWS band;
  - An average of 68 MHz in the 1900 MHz PCS band;
  - An average of 185 MHz in the 2.5 GHz band;
  - An average of 3 MHz in the 3.45 GHz band; and
  - An average of 27 MHz in the C-band.
- We controlled an average of 1,059 GHz of combined mmWave spectrum licenses as of December 31, 2025.
- In September 2023, we entered into a License Purchase Agreement with Comcast Corporation and its affiliate, Comcast OTR1, LLC (together with Comcast Corporation, "Comcast") pursuant to which we will acquire spectrum in the 600 MHz band in exchange for total cash consideration of between $1.2 billion and $3.3 billion. On January 13, 2025, we and Comcast entered into an amendment to the License Purchase Agreement pursuant to which we will acquire additional spectrum. Subsequent to the amendment, the total cash consideration for the transaction is between $1.2 billion and $3.4 billion. See Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements for additional details.
- On May 30, 2025, we entered into a License and Unit Purchase Agreement with NEWLEVEL IV, L.P. and NEWLEVEL, LLC, both of which are affiliates of Grain Management, LLC ("Grain"), pursuant to which we will sell our 800 MHz spectrum licenses in exchange for cash consideration of $2.9 billion and the receipt of Grain's 600 MHz spectrum licenses, which we are currently utilizing under lease agreements with Grain. See Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements for additional details.
- We plan to evaluate future spectrum purchases in future auctions and secondary market opportunities to further augment or refine our current spectrum position.
- We have equipment deployed on macro cell sites and small cell/distributed antenna system sites across our network and leverage our CDC insights to optimize network positioning and performance.

Competition

The telecommunications industry remains competitive. We are the second largest provider of wireless communications services in the U.S. as measured by our total postpaid and prepaid customers. Our wireless communications services competitors include other carriers, such as AT&T Inc. ("AT&T") and Verizon Communications, Inc. ("Verizon"). In addition, our wireless communications services competitors include numerous smaller and regional providers, including Charter Communications, Inc., Comcast Corporation, EchoStar Corporation ("EchoStar"), Cox Communications, Inc., and Altice USA, Inc., many of which offer no-contract, postpaid and prepaid service plans. Competitors also include providers who offer similar communication services, such as voice, messaging and data services, using alternative technologies. In addition to our wireless communications services, our broadband services compete against other broadband providers, including Cable, DSL and other Fiber broadband providers, other fixed wireless solutions, including AT&T and Verizon's fixed wireless products, and satellite internet providers. Competitive factors within the telecommunications industry include promotions, pricing, market saturation, service and product offerings, customer experience, network investment and quality, development and deployment of technologies and changes in the regulatory environment that may affect market entry, pricing practices and network investment. Some of our competitors have shown a willingness to use discounted pricing or offer bundled services as a potential source of differentiation.

Human Capital

Employees

As of December 31, 2025, we employed approximately 75,000 full-time and part-time employees, including network, retail, administrative and customer support functions.

Attraction and Retention

We employ a highly skilled workforce within a broad range of functions. Substantially all of our employees are located throughout the United States, including Puerto Rico, to serve our nationwide network and retail operations. Our headquarters are located in Bellevue, Washington, and Overland Park, Kansas.

We attract and retain our workforce through a dynamic and inclusive culture and by providing a comprehensive set of benefits, including:

- Competitive medical, dental and vision benefits;
- Family-building benefits designed to meet the various needs of our employees, including IVF and IUI, adoption and surrogacy benefits;
- Annual stock grants to all full-time and part-time employees and a discounted Employee Stock Purchase Program;
- A 401(k) Savings Plan;
- Nationwide minimum pay of at least $20 per hour to all full-time and part-time employees;
- LiveMagenta: a custom-branded program for employee engagement and well-being, including free access to life coaches, financial coaches and tools for healthy living;
- Access to personal health advocates offering independent guidance;
- A generous paid time off program, including paid family leave;
- Tuition assistance for all full-time and part-time employees, including full tuition partnerships with multiple schools; and
- A matching program for employee donations and volunteering.

Training and Development

Career growth and development is foundational to T-Mobile's culture and success. We want to deliver the best experiences from the best teams, and one way we do that is by offering an array of development programs and resources to build talent and empower our people to succeed through every step of their career. We focus on helping employees understand the skills needed for their career success and give them access to learning in many forms, such as mentoring, training, structured learning programs, videos and books.

By strategically investing in the following three key areas of career development and learning, we are developing our talent now and for the future.

- Evolve skills and careers – from onboarding throughout careers, with clear expectations on contributions to the business and opportunities to develop and build their career;
- Advance leadership expertise – build critical leadership capabilities, enable leadership growth at all levels, and develop skills to lead in the future; and
- Enable effective collaboration – align with our values and behavioral norms, provide tools, resources, and learning needed for individual and team success.

Culture and Belonging

Our culture of belonging fosters trust, accelerates innovation, sparks new ideas and enhances collaboration. This fuels our success by enabling our employees to deliver exceptional experiences for our customers and to make a positive impact on the communities we serve. We aim to create an environment where employees have careers, not jobs, where everyone has a voice and belongs, and where leaders empower each employee to act like an owner and share in the Company's success. T-Mobile's hiring process casts a wide net to attract and hire the most qualified candidates.

Employee Resource Groups

Our Employee Resource Groups ("ERGs") play an important role in enhancing T-Mobile's culture and providing valuable learning and development opportunities for our employees. Our six ERGs and four sub-affinity groups are open to all employees at the Company and are closely tied to our business goals and priorities. Our ERGs foster invaluable connections, community service and career development opportunities for employees. Many employees participate in the ERGs and the 38 chapters nationwide that organize volunteer opportunities and local events. Our chapter volunteers have led impactful initiatives and community service projects across the country for our employees.

Environmental Sustainability

Efficiencies and Reducing Our Carbon Footprint

We are actively working to identify efficiencies in our energy usage and reduce our environmental impact by:

- Pursuing a science-based net-zero emissions target for 2040, covering Scope 1, 2 and 3 emissions;
- Investing in renewable energy, meeting our RE100 pledge since 2021, through initiatives such as Virtual Power Purchasing Agreements and clean energy projects expected to produce over 3.4 million megawatt hours annually;
- Enhancing energy efficiency in our network and facilities, including retail stores, data centers, and cell sites; and
- Promoting a circular economy through a robust device reuse and recycling program.

Responsible Sourcing

We believe our suppliers are a valuable extension of our business and corporate values. Our Supplier Code of Conduct outlines expectations around ethical business practices for our suppliers. We require our suppliers to operate in compliance with the laws, rules, regulations and ethical standards of the countries in which they operate or provide products or services. We expect our suppliers to share our commitment to ethical conduct and environmentally responsible business practices while they conduct business with or on behalf of us. Our Responsible Sourcing Policy further outlines T-Mobile's expectations in this area.

We employ a third-party risk management ("TPRM") process to screen for anti-corruption, global sanctions, cybersecurity, human rights and environmental risks before engaging with a supplier. Our TPRM process also continuously monitors current suppliers for policy violations and risks.

Regulation

The FCC regulates many key aspects of our business, including licensing, construction, the operation and use of our network, modifications of our network, control and ownership of our licenses and authorizations, the sale, transfer and acquisition of certain licenses, domestic roaming arrangements and interconnection agreements, pursuant to its authority under the Communications Act of 1934, as amended ("Communications Act"). The FCC has a number of complex requirements that affect our operations and pending proceedings regarding additional or modified requirements that could increase our costs or diminish our revenues. For example, the FCC has rules regarding provision of 911, 988 and E-911 services, porting telephone numbers, interconnection, roaming, consumer broadband labels, robocalling/robotexting, disabilities access, privacy and cybersecurity, consumer protection and the universal service and Lifeline programs. Many of these and other issues are being considered in ongoing proceedings, and we cannot predict whether or how such actions will affect our business, financial condition or operating results. Our ability to provide services and generate revenues could be harmed by adverse regulatory action or changes to existing laws and regulations. In addition, regulation of companies that offer competing services can impact our business indirectly.

Except for operations in certain unlicensed frequency bands, wireless communications services providers generally must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. The FCC issues each license for a fixed period of time, typically 10-15 years depending on the particular licenses. While the FCC has generally renewed licenses given to operating companies like us, the FCC has authority both to revoke a license for cause and to deny a license renewal if a renewal is not in the public interest. Furthermore, we could be subject to fines, forfeitures and other penalties for failure to comply with FCC regulations, even if any such noncompliance was unintentional. In extreme cases, penalties can include revocation of our licenses. The loss of any licenses, or any related fines or forfeitures, could adversely affect our business, financial condition and operating results. In addition, the FCC retains the right to modify rules related to use of licensed spectrum, which could impact T-Mobile's ability to provide services.

Additionally, Congress's and the FCC's allocation of additional spectrum for broadband commercial mobile radio service ("CMRS"), which includes cellular, PCS and other wireless services, could significantly increase and intensify competition. We cannot assess the impact that any developments that may occur in the U.S. economy or any future spectrum allocations by the FCC may have on license values. FCC spectrum auctions and other market developments may adversely affect the market value of our licenses or our competitive position in the future. A significant decline in the value of our licenses could adversely affect our financial condition and operating results. In addition, the FCC periodically reviews its policies on how to evaluate carriers' spectrum holdings in the context of spectrum transactions or acquisitions. Changes in these rules and policies could affect our access to additional spectrum resources and competition among us and other carriers.

Congress and the FCC have imposed limitations on foreign ownership of CMRS licensees. Direct foreign ownership in the licensee of more than 20% is prohibited. Indirect foreign ownership of more than 25% through an entity controlling the licensee must be reviewed and approved by the FCC as not inconsistent with the public interest. Consistent with that established policy, the FCC has issued a declaratory ruling authorizing up to 100% ownership of our Company by DT.

For our Educational Broadband Service ("EBS") licenses in the 2.5 GHz band, FCC rules previously limited eligibility to hold EBS licenses to accredited educational institutions and certain governmental, religious and nonprofit entities, while permitting those license holders to lease their licenses to commercial providers for non-educational purposes. Therefore, we have historically accessed EBS spectrum primarily through long-term leasing arrangements with EBS license holders. Our EBS spectrum leases typically have an initial term equal to the remaining term of the EBS license, with an option to renew the lease for additional terms, for a total lease term of up to 30 years. In April 2020, the FCC lifted the restriction on who can hold EBS licenses and the 30-year limitation on lease duration, among other changes. The elimination of these restrictions allows current license holders to sell their licenses, including to T-Mobile. While a majority of our leases have contractual provisions enabling us to match offers, we may be forced to compete with others to purchase 2.5 GHz licenses on the secondary market and expend additional capital earlier than we may have anticipated. T-Mobile has started to acquire some of these EBS licenses, but we continue to lease spectrum in this band and expect that to be the case for some time.

While the Communications Act generally preempts state and local governments from regulating the entry of, or the rates charged by, wireless communications services providers, certain state and local governments regulate other terms and conditions of wireless service, including billing, termination of service arrangements and the imposition of early termination fees, advertising, network outages, the use of devices while driving, service mapping, protection of consumer information, zoning and land use. Notwithstanding this federal preemption, several states are considering or have passed laws or regulations that could potentially set prices, minimum performance standards and/or restrictions on service discontinuation that could impact our business in those states.

For example, California has passed separate privacy and net neutrality legislation, while many others have passed privacy laws, and New York has passed a broadband rate-setting law. There are also efforts within Congress to pass federal legislation to codify uniform federal privacy and net neutrality requirements. Ensuring the preemption of separate state requirements, including the California laws, is critical to this effort. If not preempted or rescinded, separate state requirements will impose significant business costs and could also result in increased litigation costs and enforcement risks. A number of states also subject wireless service providers to registration requirements. State authority over wireless broadband services will likely remain unsettled unless resolved by the courts, the FCC or Congress.

In addition, the Federal Trade Commission ("FTC") and other federal agencies have jurisdiction over some consumer protection matters and the elimination and prevention of anticompetitive business practices with respect to the provision of non-common carrier services. Further, the FCC and the Federal Aviation Administration regulate the siting, lighting and construction of transmitter towers and antennae. Tower siting and construction are also subject to state and local zoning, as well as federal statutes regarding environmental and historic preservation. The future costs to comply with all relevant regulations are, to some extent, unknown, and changes to regulations, or the applicability of regulations, could result in higher operating and capital expenses, or reduced revenues in the future.

We have pursued and may continue to pursue acquisitions of, investments in, or joint ventures or mergers with, other companies that we believe would complement or expand our business. To the extent any such business has any international operations, we may be subject to economic, tax and labor regulations in these international jurisdictions.

Available Information

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically at www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities

Exchange Act of 1934, as amended (the "Exchange Act") are also publicly available free of charge on the investor relations section of our website at investor.t-mobile.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our corporate governance guidelines, director selection guideline, code of ethics for senior financial officers, code of business conduct, speak up policy, supplier code of conduct, and charters for the audit committee, compensation committee, nominating, corporate governance and compliance committee, and executive committee of our Board of Directors are also posted on the investor relations section of our website at investor.t-mobile.com. The information on our website is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. Risk Factors

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating T-Mobile. Our business, financial condition, liquidity, or operating results, as well as the price of our common stock and other securities, could be materially and adversely affected by any of these risks.

Risks Related to Our Business

We operate in a highly competitive industry. If we are unable to attract and retain customers, our business, financial condition, and operating results could be negatively affected.

The telecommunications industry is highly competitive. As the industry reaches saturation, competition in all market segments, including prepaid, postpaid, enterprise and government customers will likely further intensify, putting pressure on pricing and/ or margins for us and all our competitors. Our ability to attract and retain customers will depend on multiple factors, such as network quality and capacity, customer service excellence, effective marketing strategies, competitive pricing, compelling value propositions, and distribution and logistics capabilities. Additionally, targeted marketing approaches for a broad spectrum of customer segments, coupled with continuous innovation in products and services, are essential for retaining and expanding our customer base. If we are unable to successfully differentiate our services from those of our competitors, it would adversely affect our competitive position and ability to grow our business.

We expect to continue to see intense competition in all market segments from traditional Mobile Network Operators ("MNOs"), such as AT&T and Verizon, who have each invested heavily in spectrum, their wireless networks, and services and device promotions. Numerous other regional MNOs and MVNOs offering wireless services may also compete with us in some markets, including cable providers, such as Comcast, Charter, Cox, and Altice, as they continue to diversify their offerings to include wireless services offered under MVNO agreements. As new products and services emerge, we may also face competition from non-traditional competitors outside the wireless communications services industry, including satellite providers offering connectivity services using alternative technologies.

In the market for broadband services, traditional cable providers, AT&T, Verizon, and other players such as satellite and fiber providers, all compete for customers. To complement our fixed wireless service, we have entered into joint venture agreements aimed at establishing a robust fiber wireline network in certain geographic regions that we believe will complement our fixed wireless services in those areas. However, these partnerships also involve inherent risks. See _"Any acquisition, investment, joint venture, merger, or divestiture may subject us to significant risks, any of which may harm our business"_ for further discussion of such risks.

If we are unable to compete effectively in attracting and retaining customers in markets where we operate, it could negatively affect our business, financial condition, and operating results.

We have experienced cyberattacks and may experience disruptions, data loss and other security breaches, whether directly or indirectly through third parties whose products and services we rely on in operating our business.

Our business involves the receipt, storage, and transmission of confidential information about our customers, such as sensitive personal, account, and payment information, confidential information about our employees and suppliers, and other sensitive information about our Company, such as our business plans, transactions, financial information, and intellectual property (collectively, "Confidential Information"). Additionally, to offer services to our customers and operate our business, we utilize several applications and systems, including those we own and operate, such as our wireless network, as well as others provided to us by third parties, such as cloud service providers and SaaS companies (collectively, "Systems").

We are subject to persistent cyberattacks and threats to our business from bad actors seeking to gain unauthorized access to Confidential Information and compromise Systems to undermine availability or integrity. They are perpetrated by a variety of groups and persons, including nation state-sponsored parties, malicious actors, employees, contractors, and other third parties. Some actors reside in jurisdictions where law enforcement measures to address such attacks are ineffective or unavailable.

Cyberattacks against companies like ours are increasing in frequency and scope of potential harm over time, and the methods used to gain unauthorized access constantly evolve, making it increasingly difficult to anticipate, prevent, and detect incidents successfully in every instance. In some cases, these bad actors exploit bugs, errors, misconfigurations or other vulnerabilities in our Systems to obtain Confidential Information. In other cases, these bad actors obtain unauthorized access to Confidential Information by exploiting insider access or utilizing login credentials taken from our customers, employees, or third-party providers through credential harvesting, social engineering or other means. Other bad actors aim to cause serious operational disruptions to our business and Systems through ransomware or distributed denial of service attacks. Moreover, the amount and scope of insurance that we maintain against losses resulting from any such incidents or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our business that may result.

Although we regularly work to identify, track, and remedy security vulnerabilities, given the complex nature of our Systems and the tools that are available to us, we may be unable to identify vulnerabilities in a timely manner, or to apply patches or compensating measures that address such vulnerabilities, before bad actors can exploit them. The exploitation of a security vulnerability before patches or measures are applied could materially compromise Confidential Information and Systems.

In addition, we routinely rely upon third-party providers whose products and services are used in our business. These third-party providers have experienced, and will continue to experience, cyberattacks that involve attempts to access our Confidential Information and/or to create operational risk that could materially and adversely affect our business, and these providers also face other security challenges common to all parties that collect and process information. Additionally, our Systems include components from third parties or fourth parties we do not control and may have compromises, defects, flaws, or design errors unknown to us.

As a result of the previously disclosed cyberattacks in August 2021 and January 2023, we incurred significant costs in connection with, among other things, responding to and resolving mass arbitration claims, multiple class action lawsuits, and an FCC investigation. For more information on the foregoing, see "– Contingencies and Litigation – Litigation and Regulatory Matters" in Note 18 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements.

In addition to the August 2021 cyberattack and the January 2023 cyberattack, we have experienced unrelated, non-material incidents involving unauthorized access to certain Confidential Information and Systems. Typically, these incidents have involved attempts to commit fraud by taking control of a customer's phone line, often by exploiting insider access or using compromised credentials. In other cases, the incidents have involved unauthorized access to certain of our customers' private information, including payment information, financial data, social security numbers or passwords, and our intellectual property. Some of these incidents have occurred at third-party providers, including third parties who provide us with various Systems and others who sell our products and services through retail locations or take care of our customers.

Our procedures and safeguards to prevent unauthorized access to Confidential Information and to defend against cyberattacks seeking to disrupt our operations must be continually evaluated and enhanced to address the ever-evolving threat landscape and changing cybersecurity regulations, including while we adapt complex digital transformation efforts. These preventative actions require the investment of significant resources and management time and attention. Additionally, we do not have control of the cybersecurity systems, breach prevention, and response protocols of our third-party providers, including through our cybersecurity programs or policies. While T-Mobile may have contractual rights to assess the effectiveness of many of our providers' systems and protocols, we do not have the means to always know or assess the effectiveness of all of our providers' systems and controls. We cannot provide any assurances that actions taken by us, or our third-party providers, including through our cybersecurity programs or policies, will adequately repel a significant cyberattack or prevent or substantially mitigate the impacts of cybersecurity breaches or misuses of Confidential Information, unauthorized access to our networks or Systems or exploits against third-party environments, or that we, or our third-party providers, will be able to effectively identify, investigate, and remediate such incidents in a timely manner or at all. We expect to continue to be the target of cyberattacks, given the nature of our business, and we expect the same with respect to our third-party providers. We also expect that threat actors will continue to gain sophistication including in the use of tools and techniques (such as AI) that are specifically designed to circumvent security controls, evade detection, and obfuscate forensic evidence, making it more challenging to identify, investigate, and recover from future cyberattacks in a timely and effective manner. The continued development and integration of AI in our and our third-party providers' operations, products and services is expected to pose new, additional, and unknown cybersecurity risks. In addition, we have acquired and continue to acquire companies with cybersecurity vulnerabilities or unsophisticated security measures, which expose us to significant cybersecurity, operational, and financial risks. If we fail to protect Confidential Information or to prevent operational disruptions from future cyberattacks, there may be a material adverse effect on our business, reputation, financial condition, cash flows, and operating results.

If we fail to adopt and deploy emerging network technologies in a timely and effective manner, our competitive position could erode, which may adversely affect our business, financial condition, and operating results.

Our competitive advantage and reputation depend on our ability to provide industry-leading network coverage, speed, and reliability. While we have established a leadership position in 5G, the telecommunications industry evolves rapidly, and emerging technologies, such as AI-driven Radio Access Networks ("AI-RAN") and the potential transition to 6G, may redefine network standards and increase customer expectations. Our competitors may seek to differentiate through marketing, brand positioning, or third-party recognition as leaders in network performance, coverage, or reliability. To stay ahead, we continue to drive improvements in the 5G network, including our nationwide 5G standalone network and deployment of 5G Advanced features, and are investing in strategic collaborations with third parties, such as AI-RAN partnerships, to develop technologies that are intended to advance our network capabilities. Despite these efforts, we may encounter technical challenges, regulatory hurdles, supply chain constraints, or unexpected delays in developing and deploying new network technologies. If we fail to anticipate market trends, efficiently integrate innovative solutions into our network, or maintain the quality and reliability of our network, our market share and competitive standing could erode, adversely affecting our business, financial condition, and operating results.

If we fail to effectively execute our digital transformation and drive customer and employee adoption of emerging technologies, our competitive position and financial performance could be materially harmed.

We are engaged in complex digital transformation efforts intended to streamline operations, enhance customer experience, and improve our overall competitiveness. These initiatives involve integrating emerging and rapidly evolving technologies, reconfiguring internal processes, and implementing advanced data analytics and AI-driven tools, including those developed through our partnerships with several third-party providers. The successful execution of our planned transformation is subject to significant uncertainties. For example, we may face challenges in harmonizing complex system architectures, integrating new platforms with legacy infrastructure, and managing large volumes of data from disparate sources. We must also maintain rigorous data security and privacy safeguards, ensure our AI-driven solutions comply with evolving regulatory standards, and mitigate potential issues such as algorithmic bias or unintended operational disruptions. Additionally, implementing these digital solutions often requires substantial capital and operational expenditures, extensive employee training, specialized skill sets that may be difficult to source, and close coordination with multiple third-party vendors and partners. If we fail to execute these initiatives effectively, our ability to realize the intended benefits of digital transformation may be compromised.

The successful execution of our digital transformation depends not only on the effective development and deployment of new technologies, but also on the willingness and ability of customers and employees to adopt digital-first channels and processes. Even where technical capabilities are successfully implemented, customer and employee adoption may lag expectations or revert to supported channels, which could limit the anticipated improvements in efficiency, service quality, and revenue generation. If adoption does not occur at the scale or pace anticipated, the intended benefits of these initiatives may not be fully realized.

As a result, failure to effectively execute our digital transformation efforts, including driving meaningful customer and employee adoption, could materially and adversely affect our competitive position, financial performance, and brand reputation.

We rely on highly skilled personnel throughout all levels of our business. Our business could be harmed if we are unable to retain or motivate key personnel, hire a sufficient number of qualified new personnel, or maintain our corporate culture.

Our future success depends in substantial part on our ability to attract, recruit, hire, motivate, develop, and retain talented personnel possessing the qualifications, experience, capabilities and skills we need for all areas of our organization, including our CEO and members of our leadership team. Succession planning to ensure the effective transfer of knowledge and a seamless transition when key personnel depart is also important to our long-term success. On November 1, 2025, G. Michael Sievert retired as our Chief Executive Officer while continuing to serve as Vice Chairman of the Company and Vice Chairman of our Board of Directors, and Srinivasan Gopalan began serving as our President and Chief Executive Officer. We also announced several leadership changes. In addition, we began to implement enterprise-wide restructurings in 2025. If we are unable to effectively manage the CEO transition, the leadership changes and other restructuring changes, our ability to execute our business strategies and to retain key executives and talent could be adversely affected. Additionally, as we continue to make significant investments in new technologies and new business areas, we are increasingly dependent on being able to hire and retain technically skilled employees, including those with expertise in AI and machine learning.

Both external factors, such as fluctuations in economic and industry conditions, changes in U.S. immigration policies, regulatory changes, political forces, and the competitive landscape, and internal factors, such as employee tolerance for changes in our corporate culture, organizational changes, limited remote working opportunities, and our compensation programs, may affect our ability to effectively manage our workforce. Further, employee compensation and benefit costs may increase due to inflationary pressures, and if our compensation does not keep up with inflation or with that of our competitors, we may see increased employee dissatisfaction and departures or difficulty in recruiting new employees. If key employees depart or we are unable to recruit and integrate new employees successfully, our business could be negatively impacted.

System failures and business disruptions may prevent us from providing reliable service, which could materially and adversely affect our reputation and financial condition.

We rely upon systems and networks – those of third-party suppliers and other providers, in addition to our own – to provide services to our customers. System, network, or infrastructure failures resulting from one of several potential causes may prevent us from providing reliable service or otherwise operating our business. Examples of these risks include:

- physical damage, power surges or outages, equipment failure, or other service disruptions with respect to both our wireless and fiber networks, including those resulting from severe weather, storms, earthquakes, floods, hurricanes, wildfires, and other natural disasters, which may occur more frequently or with greater intensity as a result of global climate change, public health crises, terrorist attacks, political instability and volatility and acts of war;
- human error due to factors such as poor change management or policy compliance;
- risks to our access to and use of reliable energy and water;
- hardware or software failures or outages of our business systems or communications network;
- supplier failures or delays; and
- shifts in physical conditions due to climate change, such as sea-level rise or changes in temperature or precipitation patterns, which may impact the operating conditions of our infrastructure or other infrastructure we rely on.

Such events could cause us to lose customers and revenue, incur expenses, suffer reputational damage, and subject us to fines, penalties, adverse actions or judgments, litigation, or governmental investigations. Remediation costs could include liability for information loss, costs of repairing infrastructure and systems, and/or costs of incentives offered to customers. Our insurance may not cover or may not be adequate to fully reimburse us for costs and losses associated with such events, and such events may also impact the availability of insurance at costs and other terms we find acceptable for future events.

The scarcity and cost of additional wireless spectrum, and regulations relating to spectrum use, may adversely affect our business, financial condition, and operating results.

We continue to acquire and deploy new spectrum to expand and deepen our 5G coverage, maintain our quality of service, meet increasing or changing customer demands, and deploy new technologies. To expand and differentiate our services from those of our competitors, we will continue to actively seek to make additional investments in new spectrum, which could be significant. However, we may be unable to secure the additional spectrum necessary to maintain or enhance our competitive position on favorable terms or at all.

The continued interest in acquiring spectrum by existing carriers and others, including satellite providers and speculators, may reduce our ability to acquire or renew spectrum holdings (such as 600 MHz and 2.5 GHz), and may increase the cost of spectrum made available in the secondary markets and government auctions. Additionally, the FCC may be unable to make sufficient additional spectrum available for auction to meet the demand from all interested parties. As a result, any such spectrum that is made available at auction may be subject to heightened competition and priced beyond levels we are able or willing to pay.

Even if new spectrum becomes available to us, the FCC or other government entities may impose conditions on the acquisition and use of such spectrum, such as the configuration or geographic areas in which the spectrum may be deployed. These conditions may substantially increase the costs we incur or negatively affect the value of the spectrum to our business.

If we cannot acquire needed spectrum from the government or other sources, if competitors acquire spectrum that enables them to provide services competitive with ours, or if we cannot deploy services over acquired spectrum on a timely basis, without burdensome conditions, at reasonable cost, and while maintaining network quality levels, our ability to attract and retain customers and our business, financial condition, and operating results could be materially and adversely affected.

Any acquisition, investment, joint venture, merger, or divestiture may subject us to significant risks, any of which may harm our business.

We have pursued and may continue to pursue additional acquisitions of, investments in, or joint ventures or mergers with, other companies, or the acquisition of spectrum, technologies, services, products, or other assets that we believe would complement or expand our business. For example, on August 1, 2025, we completed the acquisition (the "UScellular Acquisition") of the UScellular Wireless Business (as defined below). We may also elect to divest some of our assets to third parties. Some of these transactions could be significant relative to the size of our business and operations. Any such transactions involve risks and could present financial, managerial, and operational challenges, including:

- diversion of management attention from running our existing business;
- increased costs to integrate the networks, spectrum, technology, personnel, customer base, distributors and business partners and business practices of the company involved in any such transaction with our business;
- increased interest expense and leverage or limits on other uses of cash;
- potential loss of talent during integration due to differences in culture, location, or other factors;
- difficulties in effectively integrating (or supplanting) the financial, operational, and sustainability systems of the business involved in any such transaction into our financial, operational, and sustainability reporting infrastructure and internal control framework in an effective and timely manner;
- risks of entering markets in which we have no or limited experience and where competitors have stronger market positions;
- to the extent any acquired business has international operations, potential exposures to risks associated with maintaining and expanding such operations, including unfavorable and uncertain regulatory, political, economic, tax, and labor conditions;
- potential exposure to material liabilities not discovered in the due diligence process in connection with any such transaction;
- significant transaction-related expenses in connection with pursuing any such transaction, whether consummated or not;
- risks related to our ability to obtain required regulatory approvals necessary to consummate any such transaction; and
- any business, technology, service, or product involved in any such transaction may significantly underperform relative to our expectations, and we may not achieve the benefits we expect from the transaction, which could also result in a write-down of goodwill and other intangible assets associated with such transaction.

Our restructuring and integration activities associated with the UScellular Acquisition are expected to occur over the next two years and may involve risks related to network integration and customer migration, including potential service disruptions, delays in transitioning customer accounts and systems, and challenges in maintaining customer experience during the integration period.

We formed joint ventures aimed at establishing fiber broadband networks that complement our fixed wireless services. Differences in views among the joint venture participants may result in delayed decisions or disputes. Operating through joint ventures in which we do not hold a majority or controlling ownership interest results in us having limited control over many decisions made with respect to the businesses of the joint ventures. We also cannot control the actions of our co-investors in our joint ventures. These joint ventures may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. As a result, internal control problems may arise with respect to these joint ventures. Any of these risks could have a material adverse effect on our business, financial condition, and operating results and could also affect our reputation.

Additionally, in connection with our merger (the "Sprint Merger") with Sprint Corporation ("Sprint") and related transactions, including the acquisition by DISH Network Corporation ("DISH") of certain prepaid wireless business (the "Prepaid Transaction"), we agreed to fulfill various government commitments (the "Government Commitments"), including, among others, extensive 5G network build-out, delivering high-speed wireless services to the vast majority of Americans, and marketing our in-home fixed wireless product to households where spectrum capacity is sufficient, as well as commitments related to national security. These Government Commitments materially increased our compliance obligations and could result in additional expenses and/or penalties in the future.

Any failure to fulfill our obligations under the Government Commitments in a timely manner could result in substantial fines, penalties, or other legal and administrative actions, liabilities, and reputational harm.

Economic, political, and market conditions may adversely affect our business, financial condition, and operating results.

Our business, financial condition, and operating results are affected by changes in general economic and political conditions, including interest rates, consumer credit conditions, consumer debt levels, consumer confidence, unemployment rates, economic growth, tariffs and trade restrictions, fluctuations in global currencies, immigration policies, energy costs, rates of inflation (or concerns about deflation), supply chain disruptions, impacts of current geopolitical conflict or instability, such as the Ukraine-Russia and Israel-Hamas wars and any further escalations thereof, and other macroeconomic factors.

The telecommunications industry, broadly, is dependent on population growth, including growth in the immigrant population. As a result, we expect the telecommunications industry's customer growth rate to be moderate in comparison with historical growth rates, leading to ongoing competition for customers. Rising prices for goods, services, and labor due to inflation, including inflation resulting from higher tariffs, restrictions, and other economic disincentives to trade, could adversely impact our margins and growth.

Our services and device financing plans are available to a broad customer base, a significant segment of which may be vulnerable to weak economic conditions, particularly our subprime customers. We may have greater difficulty in gaining new customers within this segment, and existing customers may be more likely to terminate service and default on device financing plans due to an inability to pay.

Weak economic and credit conditions may also adversely affect our suppliers, dealers, wholesale partners or MVNOs, and enterprise and government customers, some of which may file for bankruptcy, or may experience cash flow or liquidity problems, or may be unable to obtain or refinance credit such that they may no longer be able to operate. Any of these could adversely impact our ability to distribute, market, or sell our products and services.

Changes to trade policies, including higher tariffs, restrictions, and other economic disincentives to trade, may lead to operational delays, higher procurement and operational costs, and increased regulatory and compliance complexities, resulting in supply chain disruptions and higher prices, and lower demand for devices and services we sell.

As a provider of telecommunications services, we depend on suppliers to provide us, directly or through other suppliers, with items such as equipment for our network, handsets, tablets, accessories, other mobile communication devices, other components and raw materials. Changes or proposed changes in U.S. or other countries' trade policies that result in higher tariffs, restrictions, and other economic disincentives to international trade have occurred in the past, and in the future may occur, which may materially increase the costs we incur in developing, deploying and maintaining our network and offering products and services to our customers. A certain portion of the increased costs may be absorbed by certain suppliers, but some suppliers may struggle to absorb the increased costs, especially over the long term, potentially leading to supply disruptions or cost pass-throughs to us that may require us to increase the prices we charge our customers. In addition, rapid changes in trade policies may negatively affect procurement timelines and supplier relationships and may introduce new compliance requirements. We may face delays in sourcing critical equipment due to customs clearance and supply chain bottlenecks, and material changes to cost structures could pressure our expenses and customer pricing.

Our attempts to mitigate potential disruptions to our supply chain and offset procurement and operational cost pressures, such as through alternative sourcing and/or increases in the selling prices of some of our products and services, may not be successful. Higher product or service prices for our customers may make it more difficult to attract new customers or increase customer churn. Furthermore, we may not be able to offset any cost increases through productivity and cost-saving initiatives. To the extent that cost increases result in significant increases in our expenditures, or if our price increases are not sufficient to offset these increased costs adequately or in a timely manner, and/or if our revenues decrease, our business, financial condition or operating results may be adversely affected.

If we do not successfully deliver new products and services, we may not realize our intended growth targets or generate the expected returns from our business, adversely affecting our financial condition and operating results.

We continue to expand our offerings beyond traditional wireless services to include broadband (fixed wireless and fiber), specialized network solutions, such as network slicing for first responders ("T-Priority") and 5G advanced network solutions ("ANS") for enterprises, advertising technology and services, and financial products, such as the T-Mobile Visa credit card introduced in November 2025. These new ventures require significant capital, expertise, and operational support, and their success depends on factors we cannot fully control or predict. Increased competition, technical challenges, security concerns, operational complexities, or shifting regulatory landscapes could delay product rollouts, inflate costs, or limit adoption rates. Additionally, entering new markets or lines of business may expose us to unfamiliar regulatory requirements, compliance challenges, or risks to existing customer relationships. Customer demand for new products and services is difficult to predict, and adoption may be slower than anticipated or may not occur at all. Should these new products and services fail to gain traction, achieve sufficient customer adoption, generate expected financial returns, or deliver value to customers, we could incur substantial expenses without offsetting revenue gains, adversely affecting our business, financial condition, operating results and competitive position.

We rely on third parties to provide products and services for the operation of our business, and the failure or inability of such parties to provide these products or services could adversely affect our business, financial condition, and operating results.

We have a broad set of suppliers to help us develop, maintain, and troubleshoot products and services such as wireless and fiber network components, software development services, and billing and customer service support. However, in certain areas such as billing services, voice, and data communications transport services, wireless or fiber network infrastructure equipment, handsets, other devices, back-office processes, and payment processing, there are a limited number of suppliers that can provide adequate support, which decreases our flexibility to switch to alternative third parties. Unexpected termination of our arrangement with any of these suppliers, or difficulties in renewing our commercial arrangements with them, could have a material adverse effect on our business operations.

Our suppliers and third-party technology partners are also subject to their own risks, including, but not limited to, cybersecurity, economic, financial and credit conditions, labor force disruptions, geopolitical tensions, disruptions in global supply chain, natural catastrophic events, such as earthquakes, floods, hurricanes, storms, heatwaves and fires, energy shortages, power outages, equipment failures, terrorist attacks or other hostile acts, and public health crises, such as the COVID-19 pandemic. These events may result in performance below the levels required by their contracts or cause them to suspend, limit, or cease their operations, or terminate or reduce their relationship with us. We could experience severe business disruptions and delays in technology initiatives if critical suppliers or service providers fail to comply with their contracts, if we experience delays or service degradation during any transition to a new outsourcing provider or other supplier, or if we are required to replace the supplied products or services with those from another source, especially if the replacement becomes necessary on short notice. Any such disruptions could have a material adverse effect on our business, financial condition, and operating results.

Further, some of our suppliers may provide services from outside the United States, which carries additional regulatory and legal obligations. We rely on suppliers to provide us with contractual assurances and to disclose accurate information regarding risks associated with their provision of products or services in accordance with our policies and standards, including our Supplier Code of Conduct and our third-party risk management practices. The failure of our suppliers to comply with our expectations and policies could expose us to additional legal and litigation risks and lead to unexpected contract terminations.

Sociopolitical volatility and polarization may adversely affect our business operations and reputation.

The current sociopolitical environment is characterized by deep complexity, volatility, and polarization on various social and political issues. The increasing intersection of technology and politics has led to rapid and unpredictable shifts in public sentiment. Social media and digital platforms have amplified the voices of various stakeholders, creating the potential for swift change in public opinion and stronger reactions to corporate actions. As a company that sells products and services across the nation to millions of customers, these dynamics increase the risk of potential reputational damage, boycotts, and shifts in consumer behavior that could adversely affect our brand, sales, and profitability. Our ability to respond effectively, sensitively, and authentically to the expectations and concerns of our customers, employees, and other stakeholders is key to mitigating these risks. If we are unable to manage these challenges effectively, there may be adverse impacts on our business, reputation, financial condition, and operating results.

Additionally, we are subject to emerging and evolving regulatory requirements and frameworks regarding environmental, social and governance matters, including recently enacted or proposed legislation in jurisdictions such as California. The ultimate scope of these regulations may change as they are finalized, and they may not be uniform across jurisdictions. Meeting these obligations may require significant investments of time, capital, and personnel.

Risks Related to Our Indebtedness

Our substantial level of indebtedness could adversely affect our business flexibility and ability to service our debt and could increase our borrowing costs.

We have, and we expect that we will continue to have, a substantial amount of debt. Our substantial level of indebtedness could have the effect of, among other things, reducing our flexibility in responding to changing business, economic, market, and industry conditions and increasing the amount of cash required to service our debt. In addition, this level of indebtedness may also reduce funds available for capital expenditures, any Board-approved share repurchases, dividends, or other activities. Those impacts may put us at a competitive disadvantage relative to other companies with lower debt levels. Further, we may incur substantial additional indebtedness in the future, subject to the restrictions contained in our debt instruments, if any, which could increase the risks associated with our capital structure.

Our ability to service our substantial debt obligations will depend on future performance, which will be affected by business, economic, market, and industry conditions and other factors. There is no guarantee that we will be able to generate sufficient cash flow to service our debt obligations when due. If we are unable to meet such obligations or fail to comply with the financial and other restrictive covenants contained in the agreements governing such debt obligations, we may be required to refinance all or part of our debt, sell important strategic assets at unfavorable prices, or make additional borrowings. We may not be able to, at any given time, refinance our debt, sell assets, or make additional borrowings on commercially reasonable terms or at all, which could have a material adverse effect on our business, financial condition, and operating results.

Changes in credit market conditions and other factors could adversely affect our ability to raise debt favorably.

Instability in the global financial markets, inflation, policies of various governmental and regulatory agencies, including changes in monetary policy and interest rates, and other general economic conditions could lead to volatility in the credit and equity markets. This volatility could limit our access to the capital markets, leading to higher borrowing costs or, in some cases, an inability to obtain financing on terms that are acceptable to us or at all. Further, deterioration in our operating performance may lead to a decrease in our credit ratings, which could also impact our ability to access the debt capital markets at rates favorable or acceptable to us.

In addition, any hedging agreements we may enter into to limit our exposure to interest rate increases or foreign currency fluctuations may not offer complete protection from these risks or may be unsuccessful, and consequently may effectively increase the interest rate we pay on our debt or the exchange rate with respect to any debt we may incur in a foreign currency, and any portion not subject to such hedging agreements would have full exposure to interest rate increases or foreign currency fluctuations, as applicable. If any financial institutions that are parties to our hedging agreements were to default on their payment obligations to us, declare bankruptcy or become insolvent, we would be unhedged against the underlying exposures. Any posting of collateral by us under our hedging agreements and the modification or termination of any of our hedging agreements could negatively affect our liquidity or other financial metrics. Any of these risks could have a material adverse effect on our business, financial condition, and operating results.

Risks Related to Legal and Regulatory Matters

Failure to maintain effective internal control over financial reporting could impair our compliance with Section 404 of the Sarbanes-Oxley Act, which could lead to material misstatements in our financial statements and adversely affect our operations and reputation.

We rely on robust internal controls to provide reasonable assurance regarding the reliability of our financial information and the preparation of our financial statements. These controls include, among other things, properly designed processes, clear policies and procedures, competent personnel, effective oversight functions, and reliable information systems that facilitate the collection, processing, and communication of financial data. As we continue to refine and improve our systems to align with our evolving business needs, there is no assurance that these improvements will be implemented without delays or disruptions. A failure or significant delay in updating our systems, or a failure to effectively integrate new systems with existing processes, could compromise the effectiveness of our internal controls. If our internal controls are not effectively designed or properly implemented, or if changes to our business processes or organizational structure outpace our internal controls' ability to adapt, we could experience material weaknesses or other deficiencies.

Any material weaknesses or other control deficiencies that may arise in the future could require significant time and resources to remediate. If we are unable to remediate material weaknesses in internal control over financial reporting, then our ability to analyze, record and report financial information free of material misstatements, to prepare financial statements within the time periods specified by the rules and forms of the SEC and otherwise to comply with the requirements of Section 404 of the Sarbanes-Oxley Act would be negatively impacted. As a result, we could face legal fines and penalties, diminished investor confidence, and adverse impacts on our access to the capital markets, potentially resulting in a decline in our stock price and harm to our reputation.

Compliance with the current regulatory framework, including our national security obligations, and any changes in regulations or in the regulatory framework under which we operate could adversely affect our business, financial condition, and operating results.

We are subject to regulatory oversight by various federal, state, and local agencies, as well as judicial review and actions, on issues related to the telecommunications industry that include, but are not limited to, roaming, interconnection, spectrum allocation and licensing, facilities siting, pole attachments, intercarrier compensation, Universal Service Fund ("USF"), 911 services, robocalling/robotexting, consumer protection, consumer privacy, and cybersecurity. We are also subject to regulations in connection with other aspects of our business, including device financing and insurance activities.

The FCC regulates the licensing, construction, modification, operation, ownership, sale, and interconnection of wireless communications systems, as do some state and local regulatory agencies. In particular, the FCC imposes significant regulation on licensees of wireless spectrum with respect to how radio spectrum is used by licensees or at what power levels, the nature of the services that licensees may offer and how the services may be offered, and the resolution of issues of interference between operators in the same or adjacent spectrum bands. Changes necessary to resolve interference issues or concerns may have a significant impact on our ability to fully utilize our spectrum. Additionally, the FTC and other federal and state agencies have asserted that they have jurisdiction over some consumer protection matters, and the elimination and prevention of anticompetitive business practices with respect to the provision of wireless products and services.

We cannot assure that the FCC or any other federal, state, or local agencies will not adopt or change regulations, change or discontinue existing programs, implement new programs, or take enforcement or other actions that would adversely affect our business, impose new costs, or require changes in current or planned operations, including timing of the shutdown of legacy technologies.

We also face potential investigations by, and inquiries from or actions by state public utility commissions. We also cannot assure that Congress will not amend the Communications Act, from which the FCC obtains its authority, and which serves to limit state authority, or enact other legislation in a manner that could be adverse to our business.

Failure to comply with applicable regulations could have a material adverse effect on our business, financial condition, and operating results. We could be subject to fines, forfeitures, and other penalties (including, in extreme cases, revocation of our spectrum licenses) for failure to comply with the FCC or other governmental regulations, even if any such noncompliance was unintentional. The loss of any licenses, or any related fines or forfeitures, could adversely affect our business, financial condition, and operating results.

In addition, we operate under agreements with U.S. government agencies, including a mitigation agreement with the Committee on Foreign Investment in the United States, under which we are required to implement and maintain certain security measures and practices to address national security. Our national security obligations may limit our control over certain U.S. facilities, contracts, personnel, vendor selection, and operations, which could adversely affect our business, financial condition, and operating results. Any failure to fulfill our obligations could result in additional compliance cost, substantial fines, penalties, or other legal and administrative actions, liabilities, and reputational harm.

Laws and regulations relating to the handling of privacy, data protection, and AI may result in increased costs, legal claims, fines, or reputational damage.

Since 2020, more than a dozen states have enacted new, comprehensive privacy laws that create new data privacy rights for residents of those states and new compliance obligations for us and the industry in general, in addition to private rights of action for certain types of data breaches. These include the California Consumer Privacy Act ("CCPA") and similar laws in other states. Pending legislation in a number of other states would create similar laws elsewhere. All of these new privacy laws and others that we expect to be developed and enacted going forward will impose additional data protection obligations and potential liability on companies such as ours doing business in those states. Further, privacy laws also limit our ability to collect and use personal information.

We have incurred and will continue to incur significant implementation costs to ensure compliance with the CCPA, new privacy laws in other states, and their related regulations, including managing the complexity of laws that vary from state to state. Both federal and state governments are considering additional privacy laws and regulations which, if passed, could further impact our business, strategies, offerings, and initiatives and cause us to incur further costs. Any actual or perceived failure to comply with the CCPA, other data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breaches, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

AI-related laws and regulations continue to remain uncertain and may vary from jurisdiction to jurisdiction. Our obligations to comply with the evolving legal and regulatory landscape may require us to incur significant additional costs or limit our ability to incorporate certain AI capabilities into our business operations or product offerings. As we integrate AI technologies into our business, we must navigate varying regulations that could impact our operations and product development. Additionally, the use of AI may also raise certain ethical issues or concerns, and while we are focused on developing and implementing AI responsibly, we may be unable to identify or resolve those issues before they arise. Failure to comply with these regulations or prevent AI-related issues or unintended consequences from occurring, could result in fines, penalties, or restrictions on our use of AI, which could adversely affect our business.

Outside of the United States, as a result of our business acquisitions, we are subject to an expanding set of privacy, data protection, and related regulatory requirements in jurisdictions where we conduct operations or process personal data. These laws may apply based on factors such as our establishment or operations in a jurisdiction or data processing activities conducted there. Certain international data protection regimes, including those in the European Union and the United Kingdom, impose specific obligations on the collection, use, sharing, and transfer of personal data. Compliance with these obligations may increase operational complexity and costs, limit our ability to use or transfer data across jurisdictions, or require changes to our products, services, or business practices. Enforcement approaches and penalties vary by jurisdiction and may include significant fines or other sanctions, as well as reputational harm.

Unfavorable outcomes of legal proceedings may adversely affect our business, reputation, financial condition, cash flows, and operating results.

We and our affiliates are involved in various disputes, governmental and/or regulatory inspections, investigations and proceedings, mass arbitrations, and litigation matters. For more information, see "– Contingencies and Litigation – Litigation and Regulatory Matters" in Note 18 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements.

In addition, we, along with equipment manufacturers and other carriers, are subject to current and potential future lawsuits alleging adverse health effects arising from the use of wireless handsets or from wireless transmission equipment such as cell towers. In addition, the FCC has from time to time gathered data regarding wireless device emissions, and its assessment of the risks associated with using wireless devices may evolve based on its findings. The Department of Health and Human Services has indicated that it is undertaking a study on electromagnetic radiation and health research. Any allegations of adverse health effects or changes in risk assessments could result in customers purchasing fewer devices and wireless services, could result in significant legal and regulatory liability, and could have a material adverse effect on our business, reputation, financial condition, cash flows, and operating results.

Such legal proceedings can be complex, costly, and highly disruptive to our business operations by diverting the attention and energy of management and other key personnel. The assessment of the outcome of legal proceedings, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The amounts ultimately received or paid upon settlement or pursuant to a final judgment, order, or decree may differ materially from amounts accrued in our financial statements. In addition, litigation or similar proceedings could impose restraints on our current or future manner of doing business. Such potential outcomes including judgments, awards, settlements or orders could have a material adverse effect on our business, reputation, financial condition, cash flows and operating results.

Our business may be adversely impacted if we are not able to protect our intellectual property rights or if we infringe on the intellectual property rights of others.

We rely on a variety of intellectual property assets, including patents, copyrights, trademarks, and domains, to maintain our competitiveness. If we are unable to protect our intellectual property due to factors such as changes in U.S. intellectual property laws, the value of our intellectual property may become impaired, which may adversely impact our business and financial results.

Additionally, we have faced and will continue to face various litigations alleging that our products or services infringe patents or other intellectual property of third parties, including potential litigation arising from our use of AI. If successful, these litigations could result in an award of financial compensation, including damages or royalties, business disruptions, reputational harm, or an order requiring that we cease offering, selling, and using the relevant products, equipment, services, and network functions. Defending against such litigation is not only costly and time-consuming, but it may also be disruptive to our business operations and divert resources and attention. Furthermore, the outcomes of these litigations are inherently uncertain.

Our suppliers and vendors also face and will continue to face, intellectual property litigation related to the technology used in the products, equipment, and services they provide to us. If successful, such litigation against our suppliers and vendors might impact their ability to continue to provide the relevant products, equipment, and services to us.

We offer regulated financial services products. These products expose us to a wide variety of state and federal regulations.

The financing of devices, such as through our EIP, and the offering of co-branded banking products, such as our T-Mobile Money debit card and T-Mobile Visa credit card, impact our regulatory compliance obligations. Failure to remain compliant with applicable regulations may increase our risk exposure in the following areas:

- consumer complaints and potential examinations or enforcement actions by federal and state regulatory agencies, including, but not limited to, the Consumer Financial Protection Bureau, state attorneys general, the FCC, and the FTC; and
- regulatory fines, penalties, enforcement actions, civil litigation, and/or class action lawsuits. Failure to comply with applicable regulations and the realization of any of these risks could have a material adverse effect on our business, financial condition, and operating results.

Our business may be impacted by new or amended tax laws or regulations or administrative interpretations and judicial decisions affecting the scope or application of tax laws or regulations.

We are subject to a wide variety of federal, state, and local taxes, fees, and regulatory charges. Tax laws and regulations are dynamic and subject to change through new legislation and evolving legislative, regulatory, administrative, and judicial interpretations. Changes in tax laws or their interpretation or enforcement could affect our tax rates, tax liabilities, and the carrying value of deferred tax assets or liabilities.

With respect to taxes on our products and services, we calculate, collect, and remit various federal, state, and local taxes, fees, and regulatory charges ("taxes") to numerous governmental authorities, including sales taxes, Universal Service Fund contributions, common carrier regulatory charges, and public safety fees. Because many of our service plans are tax inclusive, increases in such taxes may adversely impact our business results.

In many cases, the application of existing, newly enacted, or amended tax laws may be uncertain and subject to different interpretations, especially when evaluated against new technologies and telecommunications services, such as broadband internet access and cloud-related services. Legislative changes, administrative interpretations, and judicial decisions affecting the scope or application of tax laws could also impact reported revenue and taxes due on tax inclusive plans. Additionally, failure to comply with any applicable tax laws could subject us to additional taxes, fines, penalties, or other adverse actions.

Our wireless licenses are subject to renewal and may be revoked in the event that we violate applicable laws.

Our existing wireless licenses are subject to renewal upon the expiration of the period for which they are granted. Our licenses have been granted with an expectation of renewal, and the FCC generally has approved our license renewal applications. However, the Communications Act provides that licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. If we fail to timely file to renew any wireless license or fail to meet any regulatory requirements for renewal, including construction and substantial service requirements, we could be denied a license renewal. Many of our wireless licenses are subject to interim or final construction requirements, and there is no guarantee that the FCC will find our construction, or the construction of prior licensees, sufficient to meet the build-out or renewal requirements. Accordingly, we cannot assure that the FCC will renew our wireless licenses upon their expiration. If any of our wireless licenses were to be revoked or not renewed upon expiration, we would not be permitted to provide services under that license, which could have a material adverse effect on our business, financial condition, and operating results.

Risks Related to Ownership of Our Common Stock

Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions and proceedings, which could limit the ability of our stockholders to obtain a judicial forum of their choice for disputes with the Company or its directors, officers, or employees.

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Company to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, the Certificate of Incorporation or the Company's bylaws, or (iv) any other action asserting a claim arising under, in connection with, and governed by the internal affairs doctrine. This choice of forum provision does not waive our compliance with our obligations under the federal securities laws and the rules and regulations thereunder. Moreover, the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or by the Securities Act of 1933, as amended.

This choice of forum provision may increase costs to bring a claim, discourage claims, or limit a stockholder's ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with the Company or its directors, officers or employees, which may discourage such lawsuits against the Company and its directors, officers and employees, even though an action, if successful, might benefit our stockholders. Alternatively, if a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could increase our costs of litigation and adversely affect our business and financial condition.

DT controls a majority of the voting power of our common stock and the T-Mobile trademarks we utilize in our business and may have interests that differ from the interests of our other stockholders.

DT controls a majority of the voting power of our common stock and therefore we are a "controlled company," as defined in the NASDAQ Stock Market LLC ("NASDAQ") listing rules, and we are not subject to NASDAQ requirements that would otherwise require us to have a majority of independent directors, a nominating committee composed solely of independent directors or a compensation committee composed solely of independent directors. Accordingly, our stockholders will not be afforded the same protections as stockholders of other NASDAQ-listed companies generally receive with respect to corporate governance for so long as we rely on these exemptions from the corporate governance requirements.

In addition, pursuant to our Certificate of Incorporation and the Second Amended and Restated Stockholders' Agreement, as long as DT beneficially owns 30% or more of our outstanding common stock, we are restricted from taking certain actions without DT's prior written consent, including (i) incurring indebtedness above certain levels based on a specified debt to cash flow ratio, (ii) taking any action that would cause a default under any instrument evidencing indebtedness involving DT or its affiliates, (iii) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1.0 billion, (iv) changing the size of our Board of Directors, (v) subject to certain exceptions, issuing equity of 10% or more of the then-outstanding shares of our common stock, or issuing equity to redeem debt held by DT, (vi) repurchasing or redeeming equity securities or making any extraordinary or in-kind dividend other than on a pro rata basis, or (vii) making certain changes involving our CEO. We are also restricted from amending our Certificate of Incorporation and bylaws in any manner that could adversely affect DT's rights under the Second Amended and Restated Stockholders' Agreement for as long as DT beneficially owns 5% or more of our outstanding common stock. These restrictions could prevent us from taking actions that our Board of Directors might otherwise determine are in the best interests of the Company and our stockholders, or that may be in the best interests of our other stockholders.

DT effectively has control over all matters submitted to our stockholders for approval, including the election or removal of directors, changes to our Certificate of Incorporation, a sale or merger of our Company and other transactions requiring stockholder approval under Delaware law. DT's controlling interest may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from seeking to acquire, the Company and DT, as the controlling stockholder, may have strategic, financial, or other interests different from those of our other stockholders, including as the holder of a portion of our debt and as the counterparty in a number of commercial arrangements, and may make decisions adverse to the interests of our other stockholders.

In addition, we license certain trademarks from DT, including the right to use the trademark "T-Mobile" as a name for the Company and our flagship brand under a trademark license agreement, as amended, with DT. As described in more detail in our Proxy Statement on Schedule 14A filed with the SEC on April 18, 2025 under the heading "Transactions with Related Persons and Approval," we are obligated to pay DT a royalty in an amount equal to 0.25% (the "royalty rate") of the net revenue (as defined in the trademark license) generated by products and services sold by the Company under the licensed trademarks subject to a cap of $80 million per calendar year through December 31, 2028. We and DT are obligated to negotiate a new trademark license when (i) DT has 50% or less of the voting power of the outstanding shares of capital stock of the Company or (ii) any third party owns or controls, directly or indirectly, 50% or more of the voting power of the outstanding shares of capital stock of the Company, or otherwise has the power to direct or cause the direction of the management and policies of the Company. If we and DT fail to agree on a new trademark license, either we or DT may terminate the trademark license and such termination shall be effective, in the case of clause (i) above, on the third anniversary after a notice of termination and, in the case of clause (ii) above, on the second anniversary after a notice of termination. A further increase in the royalty rate or termination of the trademark license could have a material adverse effect on our business, financial condition, and operating results.

We cannot guarantee that our current and future stockholder return programs will be fully utilized or that they will enhance long-term stockholder value.

Our Board of Directors has authorized, and may from time to time authorize, stockholder return programs, consisting of repurchases of shares of our common stock, the payment of cash dividends, or both. The specific timing and amount of any share repurchases and any dividend payments under any stockholder return program will depend on prevailing share prices, general economic and market conditions, Company performance and other considerations, such as whether the Company determines that there are other uses for the funds currently authorized for the program that would be more advantageous for our business. In addition, the specific timing and amount of any dividend payments are subject to declaration on future dates by the Board of Directors in its sole discretion.

Any stockholder return program could impact our cash flows, affect the trading price of our common stock, and increase volatility. We cannot guarantee that any stockholder return program will be fully consummated or that it will enhance long-term stockholder value. Our current and future stockholder return programs do not, and will not, obligate the Company to acquire any particular amount of common stock or to declare and pay any particular amount of dividends, and any program may be suspended or discontinued at any time at the Company's discretion. Any announcement of termination of any program may result in a decrease in the price of our common stock.

Future sales of our common stock by DT and foreign ownership limitations by the FCC could have a negative impact on our stock price and decrease the value of our stock.

We cannot predict the effect, if any, that market sales of shares of our common stock by DT will have on the prevailing trading price of our common stock. Sales of a substantial number of shares of our common stock could cause our stock price to decline.

We and DT are parties to the Second Amended and Restated Stockholders' Agreement pursuant to which DT is free to transfer its shares in public sales without notice, as long as such transactions would not result in a third party owning more than 30% of the outstanding shares of our common stock. If a transfer were to exceed the 30% threshold, it would be prohibited unless the transfer were approved by our Board of Directors, or the transferee were to make a binding offer to purchase all of the other outstanding shares on the same price and terms. The Second Amended and Restated Stockholders' Agreement does not otherwise impose any other restrictions on the sales of common stock by DT. Moreover, the Second Amended and Restated Stockholders' Agreement generally requires us to cooperate with DT to facilitate the resale of our common stock or debt securities held by DT under shelf registration statements we have filed.

DT has incrementally sold limited amounts of shares of our common stock in the open market. Any additional sale of shares of our common stock by DT (other than in transactions involving the purchase of all of our outstanding shares) could significantly increase the number of shares available in the market, which could cause a decrease in our stock price. In addition, even if DT does not sell a large number of its shares into the market, their rights to transfer a large number of shares into the market could depress our stock price.

Furthermore, under existing law, no more than 20% of an FCC licensee's capital stock may be directly owned, or no more than 25% indirectly owned, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity, up to 25% of that entity's capital stock may be owned or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% holding company level may be allowed if the FCC finds such higher levels consistent with the public interest. The FCC has ruled that higher levels of foreign ownership, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership by previously unapproved foreign parties were to exceed the permitted level without further FCC authorization, the FCC could subject us to a range of penalties, including an order for us to divest the foreign ownership in part, fines, license revocation or denials of license renewals. If ownership of our common stock by an unapproved foreign entity were to become subject to such limitations, or if any ownership of our common stock violates any other rule or regulation of the FCC applicable to us, our Certificate of Incorporation provides for certain redemption provisions at a pre-determined price which may be less than fair market value. These limitations and our Certificate of Incorporation may limit our ability to attract additional equity financing outside the United States and decrease the value of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our Cybersecurity Approach and Integration

We have implemented processes for overseeing and identifying material risks from cybersecurity threats, and our cybersecurity processes are integrated into the Company's overall risk management system and processes. As part of management's oversight of cybersecurity, Mark Clancy, our Senior Vice President, Cybersecurity, presents on our cybersecurity practices to the Nominating, Corporate Governance and Compliance Committee of our Board of Directors (the "NCGC Committee") and to our full Board of Directors on a periodic basis. Our Chief Audit Executive periodically presents enterprise risks, including cybersecurity risks, to the Audit Committee of our Board of Directors (the "Audit Committee"). Our Chief Compliance Officer regularly attends meetings of the NCGC Committee to provide insights from the compliance perspective relating to cybersecurity.

Cyber risk management is a core component of the Company's governance structure. We utilize the National Institute of Standards and Technology's Cybersecurity Framework as a guide in cyber risk management to identify, assess, and assist cybersecurity leadership in managing cybersecurity risks. Cyber risk management encompasses partnerships among teams that are responsible for cyber governance, prevention, detection, and remediation activities within the Company's cybersecurity environment. As part of our cyber risk management efforts, we conduct periodic reviews and collaborate with enterprise-wide risk assessments to assess and manage cybersecurity risks. Our cybersecurity team also provides enterprise-wide cybersecurity training for employees to continuously improve our mitigation against human-driven vulnerabilities.

Our management also conducts a quarterly enterprise-wide risk assessment that considers a wide spectrum of risks facing the Company, including cybersecurity. Through these quarterly risk assessments, management informs the Audit Committee of the cyber risk landscape facing the Company and the Company's preparedness to manage such risk. The enterprise-wide risk assessment is a top-down risk assessment that leverages the assessments performed by cyber risk management.

Engagement with External Experts

The Company engages top-tier external cybersecurity firms, as needed, leveraging their expertise as part of our ongoing effort to evaluate and enhance our cybersecurity program. They help with cyber defense capabilities (including staff enhancement of certain functions) and transformation to mitigate associated threats, reduce risk, enhance our cybersecurity posture, and meet the Company's evolving needs.

Oversight of Third-Party Service Providers

Our third-party risk management program includes processes for identifying and managing material cybersecurity risks arising from third-party providers. Our third-party risk management program actively engages with the enterprise-wide risk assessment process and partners with cyber risk management to report relevant risks to the NCGC Committee, the Audit Committee and our internal Enterprise Risk & Compliance Committee. Our third-party risk management program includes cybersecurity as an aspect of its risk assessment of third parties with the objective that key risks are identified and addressed. Moreover, the program also considers risks associated with certain fourth parties, entities that are partners or subcontractors of our direct third-party vendors, through assessments carried out by our third-party service providers.

Cybersecurity Incident Impact

As previously disclosed, in August 2021, we experienced a cybersecurity incident that resulted in numerous lawsuits, including mass arbitration claims and multiple class action lawsuits. In January 2023, we experienced another cybersecurity incident that also resulted in consumer class actions and regulatory inquiries. Legal and other costs related to these proceedings and inquiries, as well as any potential future actions, may be substantial, and losses associated with any adverse judgments, settlements, penalties or other resolutions of such proceedings and inquiries could be material to our business, reputation, financial condition, cash flows and operating results. For additional details regarding the impact of both cybersecurity incidents, see Note 18 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements.

We have not identified other known risks from previous cybersecurity threats that have materially affected or are reasonably likely to materially affect us. However, we face ongoing risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect business strategy, financial condition or operating results. See "Risk Factors – *We have experienced cyberattacks and could in the future be further harmed by disruption, data loss or other security breaches, whether directly or indirectly through third parties whose products and services we rely on in operating our business*."

Governance

Disclosure of Management's Responsibilities

Chief Information Officer

The Chief Information Officer is responsible for overseeing the Company's information technology systems, digital capabilities, and cybersecurity practices. Mark Clancy, our Senior Vice President, Cybersecurity, under the direction of the Chief Information Officer, is responsible for overseeing the cybersecurity organization and promoting a security-centric culture throughout our business and operational functions. The Senior Vice President, Cybersecurity, is at the forefront of enhancing our cybersecurity framework and strengthening the overall cybersecurity program. This involves upgrading tools and capabilities, which are part of a broader, multi-year strategy to continue to enhance security measures. The Senior Vice President, Cybersecurity, oversees the cyber risk management function, which identifies cybersecurity threats, assesses cybersecurity risks and supports the Chief Information Officer and the Company in managing such risks.

As the Company's Chief Information Officer, Jeff Simon has extensive experience in risk management and information security, including serving as the Chief Information Security Officer at Fidelity National Information Services, Inc. Mr. Simon received his Master of Science in Computer Science, Software Engineering & Artificial Intelligence from the Johns Hopkins Whiting School of Engineering and Bachelor of Science in Business Administration and Applied Economics from Marquette University. Mr. Simon is a Certified Information Systems Security Professional.

As the Company's Senior Vice President, Cybersecurity, Mark Clancy has over 25 years of experience in information technology, information security, and cybersecurity, including serving as the Chief Information and Security Officer and Vice President of Cybersecurity and Fraud at Sprint Corporation. Mr. Clancy received his Bachelor of Science in Electrical and Electronics Engineering from Drexel University.

Enterprise Risk & Compliance Committee

Our Enterprise Risk & Compliance Committee is comprised of a collective of senior management representatives and subject matter experts from across the Company. The Enterprise Risk & Compliance Committee is chaired by the Chief Financial Officer of the Company, with the Chief Legal Officer and General Counsel as the co-chair and comprises core members including the Chief Information Officer, while the Senior Vice President, Cybersecurity, serves in an advisory capacity. The purpose of the Enterprise Risk & Compliance Committee is to oversee and govern the Company's risk management, environmental, social, corporate governance, cybersecurity, and operational compliance activities, as well as provide a means of bringing risk issues to the attention of management. Specific to cybersecurity, the Chief Information Officer and the Senior Vice President, Cybersecurity, have the expertise to provide insights into the nature of cyber threats, the Company's readiness, and actions taken to mitigate such risks.

Disclosure of the Board's Roles and Responsibilities

Our Board of Directors oversees risks from cybersecurity threats using a multi-faceted approach that involves the NCGC Committee and Audit Committee and various executive roles. Additionally, our Chief Information Officer and Senior Vice President, Cybersecurity, report on cybersecurity to the full Board.

Nominating, Corporate Governance and Compliance Committee

The NCGC Committee oversees risks associated with data privacy and information security, which encompasses cybersecurity. Our Senior Vice President, Cybersecurity, and Chief Compliance Officer, among other executives, provide periodic reports to the NCGC Committee and also meet with the NCGC Committee to discuss any material events when they arise. The periodic reports are designed to keep the NCGC Committee abreast of the Company's cybersecurity practices, risks and trends in cybersecurity threats. The NCGC Committee also has discussions with management focused on evaluating the Company's exposure to cybersecurity risks and cybersecurity practices in place to mitigate such risks. These discussions enable the NCGC Committee to be informed of the steps management is taking to detect, monitor and manage cybersecurity risks. These reports to the NCGC Committee typically include information on any significant incidents that have occurred, how they were managed, and any changes to the risk profile of the Company. The NCGC Committee seeks updates to facilitate proactive governance and to allow the NCGC Committee to address emerging cybersecurity issues with management.

Audit Committee

The Audit Committee is integral to overseeing the Company's overall risk management strategies, including cybersecurity risks and disclosures. To keep the Audit Committee informed, the Chief Audit Executive maintains a direct and open communication channel with the Audit Committee. Regular meetings are held for the Chief Audit Executive to report to the Audit Committee. These include an enterprise-wide risk assessment that highlights cybersecurity risks and cybersecurity risk mitigation actions. Additionally, the Audit Committee receives updates on significant incidents and cybersecurity risks that have been presented to or discussed with the Enterprise Risk & Compliance Committee.

Item 2. Properties

Our properties are best described on a collective basis, as no individual property is material. Our property and equipment consists of the following:

(percent of gross property and equipment)	December 31, 2025	December 31, 2024
Wireless communications systems	71 %	71 %
Land, buildings and building equipment	5 %	5 %
Data processing equipment and other	24 %	24 %
Total	100 %	100 %

Wireless communications systems primarily consist of assets used to operate our wireless network and information technology data centers, including switching equipment, radio frequency equipment, tower assets, 5G broadband gateways, construction in progress and leasehold improvements related to the wireless network and asset retirement costs.

Land, buildings and building equipment primarily consist of land and land improvements, central office buildings or any other buildings that house network equipment, buildings used for administrative and other purposes, related construction in progress and certain network service equipment.

Data processing equipment and other primarily consist of data processing equipment, office equipment, capitalized software, leased wireless devices, construction in progress and leasehold improvements.

We also lease distributed antenna systems and small cell sites, as well as properties throughout the United States that contain data and switching centers, customer call centers, retail locations, warehouses and administrative spaces.

Item 3. Legal Proceedings

For more information regarding the legal proceedings in which we are involved, see Note 18 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "TMUS." We are included within the S&P 500 in the Wireless Telecommunication Services GICS (Global Industry Classification Standard) Sub-Industry index. As of February 6, 2026, there were 13,410 registered stockholders of record of our common stock, but we estimate the total number of stockholders to be much higher as a number of our shares are held by brokers or dealers for their customers in street name.

During the year ended December 31, 2025, we declared and paid cash dividends totaling $3.66 per share, as part of our 2025 Stockholder Return Program (as defined below). Additionally, on December 4, 2025, our Board of Directors declared a quarterly cash dividend of $1.02 per share on our issued and outstanding common stock, which will be paid on March 12, 2026, to stockholders of record as of the close of business on February 27, 2026, as part of our 2026 Stockholder Return Program (as defined below).

Issuer Purchases of Equity Securities

The table below provides information regarding our share repurchases during the three months ended December 31, 2025:

(in millions, except share and per share amounts)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs [1]
October 1, 2025 - October 31, 2025	1,246,978	$ 215.24	1,246,978	$ 3,340
November 1, 2025 - November 30, 2025	5,218,414	209.36	5,218,414	2,248
December 1, 2025 - December 31, 2025	5,453,744	201.51	5,453,744	14,614
Total	11,919,136		11,919,136	

(1) On December 13, 2024, we announced that our Board of Directors authorized a stockholder return program for up to an additional $14.0 billion through December 31, 2025 (the "2025 Stockholder Return Program"). On December 11, 2025, we announced that our Board of Directors authorized a stockholder return program for up to an additional $14.6 billion that will run through December 31, 2026 (the "2026 Stockholder Return Program"). The amounts presented represent the remaining dollar amount authorized for purchase under the 2025 Stockholder Return Program and 2026 Stockholder Return Program, as applicable, as of the end of the period, which has been reduced by the amount of any cash dividends declared and paid by the Company.

See Note 15 - Stockholder Return Programs of the Notes to the Consolidated Financial Statements for more information about our 2025 Stockholder Return Program and 2026 Stockholder Return Program.

Performance Graph

The graph below compares the five-year cumulative total returns of T-Mobile, the S&P 500 index, the NASDAQ Composite index and the Dow Jones US Mobile Telecommunications TSM index. The graph tracks the performance of a $100 investment, with the reinvestment of all dividends, from December 31, 2020 to December 31, 2025.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among T-Mobile US, Inc., the S&P 500 Index, the NASDAQ Composite Index
and the Dow Jones US Mobile Telecommunications TSM Index



- **T-Mobile US, Inc.**
- **S&P 500**
- **NASDAQ Composite**
- **Dow Jones US Mobile Telecommunications TSM**

*$100 invested on 12/31/2020 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.
Copyright© 2026 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.

The five-year cumulative total returns of T-Mobile, the S&P 500 index, the NASDAQ Composite index and the Dow Jones US Mobile Telecommunications TSM index, as illustrated in the graph above, are as follows:

(in dollars)	At December 31,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
T-Mobile US, Inc.	$ 100.00	$ 86.01	$ 103.82	$ 119.41	$ 166.80	$ 155.79
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
NASDAQ Composite	100.00	122.18	82.43	119.22	154.48	187.14
Dow Jones US Mobile Telecommunications TSM	100.00	91.37	82.48	88.64	108.82	112.06

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The objectives of our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") are to provide users of our consolidated financial statements with the following:

- A narrative explanation from the perspective of management of our financial condition, results of operations, cash flows, liquidity and certain other factors that may affect future results;
- Context to the consolidated financial statements; and
- Information that allows assessment of the likelihood that past performance is indicative of future performance.

Our MD&A is provided as a supplement to, and should be read together with, our audited consolidated financial statements as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, included in Part II, Item 8 of this Form 10-K. Except as expressly stated, the financial condition and results of operations discussed throughout our MD&A are those of T-Mobile US, Inc. and its consolidated subsidiaries.

Acquisition of UScellular Wireless Business

Transaction Overview

On May 24, 2024, we entered into a securities purchase agreement with United States Cellular Corporation ("UScellular"), Telephone and Data Systems, Inc., and USCC Wireless Holdings, LLC for the acquisition of substantially all of UScellular's wireless operations and select AWS, PCS, 600 MHz, 700 MHz and other spectrum assets for an aggregate purchase price of approximately $4.4 billion, payable in cash and the assumption of up to $2.0 billion of debt through exchange offers to certain UScellular debtholders.

On May 23, 2025, we launched exchange offers (the "Exchange Offers") for any and all of certain outstanding senior notes of UScellular for new notes of T-Mobile with the same interest rate, interest payment dates, maturity dates and redemption terms as each corresponding series of senior notes of UScellular. In conjunction with the Exchange Offers, we also solicited consents for each series of the outstanding senior notes of UScellular to effect a number of amendments to the applicable indenture under which each such series of notes were issued and are governed (the "Consent Solicitations"). The consummation of the Exchange Offers and Consent Solicitations were subject to the closing of the UScellular Acquisition (as defined below), which occurred on August 1, 2025.

On July 22, 2025, we entered into asset purchase agreements for the acquisition of substantially all of the wireless operations assets (together with UScellular's wireless operations and select spectrum assets, the "UScellular Wireless Business") of each of Farmers Cellular Telephone Company, Inc., Iowa RSA No. 9 Limited Partnership, and Iowa RSA No. 12 Limited Partnership (collectively, the "Iowa Entities") for an aggregate purchase price of $175 million payable in cash. Prior to our acquisition of the Iowa Entities, UScellular held a minority interest in each of the Iowa Entities.

The UScellular Wireless Business offers a comprehensive range of wireless communications products and services. As a combined company, we expect to increase competition in the telecommunications industry, achieve synergies and enhance our rural 5G coverage with our combined network footprint. Following the closing of the transactions, UScellular and the Iowa Entities will retain ownership of their other spectrum licenses, as well as their towers.

On August 1, 2025, upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals (the "UScellular Acquisition Date"), we completed the acquisition of the UScellular Wireless Business, and as a result, the UScellular Wireless Business became wholly owned by T-Mobile. In exchange, on the UScellular Acquisition Date, we transferred cash of $2.8 billion. Additionally, the closing of the UScellular Acquisition obligated us to execute the Exchange Offers. On August 5, 2025, we executed the Exchange Offers of certain senior notes of UScellular with an aggregate outstanding principal balance of $1.7 billion for T-Mobile notes with the same interest rate, interest payment dates, maturity dates and redemption terms as each corresponding series of senior notes of UScellular.

For more information regarding the UScellular Acquisition, see Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements.

UScellular Merger-Related Costs

Merger-related costs associated with the UScellular Acquisition to date include:

- Integration costs to achieve efficiencies in network, retail, information technology and back office operations and migrate customers to the T-Mobile network and billing systems;
- Restructuring costs, including contract terminations, severance and network decommissioning; and
- Transaction costs, including legal and professional services related to the completion of the UScellular Acquisition.

UScellular merger-related costs have been excluded from our calculations of Adjusted EBITDA and Core Adjusted EBITDA, which are non-GAAP financial measures, as we do not consider these costs to be reflective of our ongoing operating performance. See "Adjusted EBITDA and Core Adjusted EBITDA" in the "Performance Measures" section of this MD&A. Net cash payments for UScellular merger-related costs, including payments related to our restructuring plan, are included in Net cash provided by operating activities on our Consolidated Statements of Cash Flows and our calculation of Adjusted Free Cash Flow.

UScellular merger-related costs are presented below:

| (in millions) | Year Ended December 31, | | Change | |
	2025	2024	$	%
UScellular merger-related costs				
Cost of services, exclusive of depreciation and amortization	$ 31	$ —	$ 31	NM
Cost of equipment sales, exclusive of depreciation and amortization	10	—	10	NM
Selling, general and administrative	222	26	196	754 %
Total UScellular merger-related costs	$ 263	$ 26	$ 237	912 %
Net cash payments for UScellular merger-related costs	$ 139	$ 22	$ 117	532 %

NM - Not meaningful

Anticipated Impacts

As a result of our UScellular Acquisition restructuring and integration activities, we expect to realize cost efficiencies by eliminating redundancies within our combined network as well as other business processes and operations. Upon completion of these activities, we expect to achieve total annual run rate cost synergies of $1.2 billion, consisting of $950 million in operating expenses and $250 million in capital expenditures, with costs to achieve expected to be approximately $2.6 billion.

Our restructuring and integration activities associated with the UScellular Acquisition are expected to occur over the next two years with substantially all costs incurred and associated cash payments made by the end of fiscal year 2027. We are evaluating additional restructuring initiatives associated with the UScellular Acquisition, which are dependent on consultations and negotiations with certain counterparties and the expected impact on our business operations, which could affect the amount or timing of the costs and related payments.

Acquisition of Vistar Media Inc.

On December 20, 2024, we entered into an agreement and plan of merger for the acquisition of 100% of the outstanding capital stock of Vistar Media Inc. ("Vistar"), a provider of technology solutions for digital-out-of-home advertisements (the "Vistar Acquisition").

Upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals, on February 3, 2025 (the "Vistar Acquisition Date"), we completed the Vistar Acquisition, and as a result, Vistar became a wholly owned subsidiary of T-Mobile. In exchange, we transferred cash of $621 million.

For more information regarding the Vistar Acquisition, see Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements.

Acquisition of Blis Holdco Limited

On February 18, 2025, we entered into a share purchase agreement for the acquisition of 100% of the outstanding capital stock of Blis Holdco Limited ("Blis"), a provider of advertising solutions (the "Blis Acquisition").

Upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals, on March 3, 2025 (the "Blis Acquisition Date"), we completed the Blis Acquisition, and as a result, Blis became a wholly owned subsidiary of T-Mobile. In exchange, we transferred cash of $180 million.

For more information regarding the Blis Acquisition, see Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements.

Acquisition of Ka'ena Corporation

On May 1, 2024 (the "Ka'ena Acquisition Date"), we completed the merger with Ka'ena Corporation and its subsidiaries, including, among others, Mint Mobile LLC (collectively, "Ka'ena"), and as a result, Ka'ena became a wholly owned subsidiary of T-Mobile (the "Ka'ena Acquisition"). The total purchase price consists of an upfront payment on the Ka'ena Acquisition Date and an earnout payable in the third quarter of 2026. On the Ka'ena Acquisition Date, and in satisfaction of the upfront payment, we transferred $420 million in cash and 3,264,952 shares of T-Mobile common stock valued at $536 million as determined based on its closing market price on April 30, 2024, for a total payment fair value of $956 million. A portion of the upfront payment made on the Ka'ena Acquisition Date was for the settlement of the preexisting wholesale relationship with Ka'ena. The amount of the upfront payment was subject to customary adjustments, and as a result of such adjustments, $17 million of the upfront payment was returned to T-Mobile during the fourth quarter of 2024, which resulted in a commensurate increase in the maximum payable in satisfaction of the earnout.

Based on the adjusted amount paid upfront, an additional $420 million in future cash and T-Mobile common stock is payable in satisfaction of the earnout.

Prior to the Ka'ena Acquisition, Ka'ena was a wholesale partner of the Company for which we recognized service revenues within Wholesale and other service revenues. Upon the closing of the Ka'ena Acquisition, this relationship was effectively terminated, and the Company acquired Ka'ena's prepaid customer relationships and began to recognize service revenues associated with these customers within Prepaid revenues and operating expenses primarily within Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income subsequent to the Ka'ena Acquisition Date.

For more information regarding the Ka'ena Acquisition, see Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements.

Sprint Merger-Related Costs

Sprint Merger-related costs generally include:

- Integration costs to achieve efficiencies in network, retail, information technology and back office operations, migrate customers to the T-Mobile network and billing systems and the impact of legal matters assumed as part of the Merger;
- Restructuring costs, including severance, store rationalization and network decommissioning; and
- Transaction costs, including legal and professional services related to the completion of the transactions.

Sprint Merger-related costs have been excluded from our calculations of Adjusted EBITDA and Core Adjusted EBITDA, which are non-GAAP financial measures, as we do not consider these costs to be reflective of our ongoing operating performance. See "Adjusted EBITDA and Core Adjusted EBITDA" in the "Performance Measures" section of this MD&A. Net cash payments for Sprint Merger-related costs, including payments related to our restructuring plan, are included in Net cash provided by operating activities on our Consolidated Statements of Cash Flows and our calculation of Adjusted Free Cash Flow.

During the year ended December 31, 2024, we recognized a gain for the $100 million extension fee previously paid by DISH associated with the DISH License Purchase Agreement (as defined in Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements) as a reduction to Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income. The gain was presented as a reduction in Merger-related costs and excluded from our calculations of Adjusted EBITDA and Core Adjusted EBITDA. See Note 7 –

Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements for more information.

As of June 30, 2024, we have incurred substantially all restructuring and integration costs associated with the Sprint Merger and, accordingly, no longer separately disclose Sprint Merger-related costs. The cash payments for the Sprint Merger-related costs incurred extend beyond 2025 and primarily relate to operating leases for which we have recognized accelerated lease expense.

Sprint Merger-related costs are presented below:

(in millions)	Year Ended December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Sprint Merger-related costs							
Cost of services, exclusive of depreciation and amortization	$ —	$ 180	$ 652	$ (180)	(100)%	$ (472)	(72)%
Cost of equipment sales, exclusive of depreciation and amortization	—	—	(12)	0	NM	12	(100)%
Selling, general and administrative	—	(59)	394	59	(100)%	(453)	(115)%
Total Sprint Merger-related costs	$ —	$ 121	$ 1,034	$ (121)	(100)%	$ (913)	(88)%
Net cash payments for Sprint Merger-related costs	$ 219	$ 767	$ 1,973	$ (548)	(71)%	$ (1,206)	(61)%

NM - Not meaningful

Joint Ventures

On April 24, 2024, we entered into a definitive agreement with a fund operated by EQT, EQT Infrastructure VI ("Fund VI"), to establish a joint venture between us and Fund VI to acquire Lumos ("Lumos"), a fiber-to-the-home platform, from EQT's predecessor fund, EQT Infrastructure III. On April 1, 2025, we completed the joint acquisition of Lumos, upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals. During the three months ended June 30, 2025, we invested $932 million to acquire a 50% equity interest in the joint venture and 97,000 fiber customers. The funds invested by us will be used by the joint venture to fund future fiber builds. In addition, pursuant to the definitive agreement, we expect to make an additional capital contribution of approximately $500 million between 2027 and 2028 under the existing business plan. Following the joint acquisition, Lumos transitioned to a wholesale model where we are the anchor tenant owning residential and small business customer relationships.

On July 18, 2024, we entered into a definitive agreement with KKR & Co. Inc. to establish a joint venture to acquire Metronet Holdings, LLC and certain of its affiliates (collectively, "Metronet"), a fiber-to-the-home platform. On July 24, 2025, we completed the joint acquisition of Metronet upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals. During the three months ended September 30, 2025, we invested $4.6 billion to acquire a 50% equity interest in the joint venture and 713,000 residential fiber customers. Following the joint acquisition, Metronet became a wholesale services provider, and its residential fiber retail operations and customers transitioned to us. We do not anticipate making further capital contributions under the existing business plan.

We account for the Lumos and Metronet joint ventures under the equity method of accounting with our proportionate share of earnings (losses) presented within Other (expense) income, net on our Consolidated Statements of Comprehensive Income. We recognize revenues for fiber customers and the related wholesale costs paid to the joint ventures for network access within Postpaid revenues and Cost of services, respectively, on our Consolidated Statements of Comprehensive Income.

The joint ventures will focus on market identification and selection, build plans, network engineering and design, network deployment and customer installation, with us owning customer relationships and selling fiber service under the T-Mobile brand.

For more information regarding the Lumos and Metronet joint ventures, see Note 3 – Joint Ventures of the Notes to the Consolidated Financial Statements.

Network Restructuring Initiative

Recent technological advancements have enhanced our Customer-Driven Coverage insights, enabling us to identify, assess and shut down low customer value sites. In the fourth quarter of 2025, we began implementing restructuring initiatives to identify and realize these cost savings on our network, excluding activities associated with the UScellular Acquisition (the "Network Restructuring Initiative"). The major activities associated with the Network Restructuring Initiative include the rationalization of network and backhaul services and the decommissioning of cell sites and distributed antenna systems to reduce our overall network cost. Our Network Restructuring Initiative also includes the termination of certain of our operating leases for cell sites and switch sites.

Network Restructuring Initiative costs are presented below:

(in millions)	Year Ended December 31, 2025
Network Restructuring Initiative	
Cost of services, exclusive of depreciation and amortization	$ 93
Depreciation and amortization	97
Total Network Restructuring Initiative costs	$ 190

Our Network Restructuring Initiative is expected to occur over the next two years with a majority of costs incurred by the end of fiscal year 2026. We currently expect to incur between $500 million and $800 million of costs associated with the Network Restructuring Initiative.

We are evaluating additional restructuring activities associated with the Network Restructuring Initiative, which are dependent on consultations and negotiations with certain counterparties and the expected impact on our business operations, which could affect the amount or timing of the restructuring costs and related payments.

See Note 19 – Restructuring Costs of the Notes to the Consolidated Financial Statements for more information.

2025 Workforce Transformation

In the fourth quarter of 2025, we began implementing a restructuring initiative to streamline operations by centralizing leaders and teams, reducing organizational layers, and eliminating duplicative roles (the "2025 Workforce Transformation"). We intend to reinvest the expected cost savings from the 2025 Workforce Transformation into the business, including into our digital transformation initiatives.

During the year ended December 31, 2025, we recorded a pre-tax charge of $390 million, related to the 2025 Workforce Transformation, which is included in Cost of services and Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income. We have incurred a majority of the costs associated with our 2025 Workforce Transformation initiative, with the remaining costs of approximately $150 million expected to be substantially incurred by the end of the first quarter of 2026. We expect substantially all associated employee separations and related cash outflows to occur in 2026.

See Note 19 – Restructuring Costs of the Notes to the Consolidated Financial Statements for more information.

2023 Workforce Reduction

In August 2023, we implemented an initiative to reduce the size of our workforce by approximately 5,000 positions, just under 7% of our total employee base, primarily in corporate and back-office functions, and some technology roles.

During the year ended December 31, 2023, we recorded a pre-tax charge of $462 million, related to the 2023 Workforce Transformation, which is included in Cost of services and Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.

See Note 19 – Restructuring Costs of the Notes to the Consolidated Financial Statements for more information.

One Big Beautiful Bill Act

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act (the "OBBBA") into law. The OBBBA includes numerous changes to existing tax law, including provisions providing current deductibility of certain property additions, limitations on interest deductions based on a tax EBITDA framework, and current deductibility of domestic research and development costs. These provisions were generally effective beginning in 2025 and did not have a material impact on our income tax payments or effective tax rate for the year ended December 31, 2025. We currently anticipate they will partially defer our income tax payments and will not have a material impact on our effective tax rate in future years. Management continues to review the OBBBA tax provisions to assess impacts to our consolidated financial statements.

Revenue Trends

In 2026, we expect Postpaid service revenues to continue to grow, primarily due to continued postpaid account and customer growth as well as postpaid Average Revenue per Account ("ARPA") growth driven by the execution of our strategy to continuously deepen our account relationships, including growth in broadband. We expect Wholesale and other service revenues to remain relatively flat to slightly up, primarily from an increase in advertising revenues, offset by lower MVNO revenues, including lower EchoStar and TracFone MVNO revenues.

Operating Expense Trends

In 2026, we expect Total operating expenses to increase, primarily driven by higher Depreciation and amortization from assets placed into service associated with our continued build-out of our nationwide 5G network, as well as higher Cost of equipment sales, driven by higher expected unit sales from a growing customer base and higher Cost of services and Selling, general and administrative expenses, including from the result of our recently closed UScellular Acquisition.

Macroeconomic Trends

Macroeconomic trends may result in adverse impacts on our business, and we continue to monitor these potential impacts, including potential economic recession, changes in the Federal Reserve's monetary policy, as well as geopolitical risks, including the Ukraine-Russia and Israel-Hamas wars and further escalations thereof. Such scenarios and uncertainties may affect, among others, expected credit loss activity as well as certain fair value estimates.

To date, price inflation has not had a significant impact on our operations as we have fixed rates established through long-term contracts for many of our most significant costs, including for many of our tower agreements and backhaul contracts. Similarly, our exposure to the impact of fluctuating interest rates is limited, primarily to any new debt issuances or draws on our Revolving Credit Facility (as defined below), as interest is paid on our Senior Notes at a fixed rate. We continue to monitor the impact of these trends on the payment performance of our customers.

Results of Operations

Set forth below is a summary of our consolidated financial results:

(in millions)		Year Ended December 31, 2025		2024		2023	2025 Versus 2024 $ Change	% Change	2024 Versus 2023 $ Change	% Change
Revenues										
Postpaid revenues	$	57,932	$	52,340	$	48,692	$ 5,592	11 %	$ 3,648	7 %
Prepaid revenues		10,497		10,399		9,767	98	1 %	632	6 %
Wholesale and other service revenues		2,877		3,439		4,782	(562)	(16)%	(1,343)	(28)%
Total service revenues		71,306		66,178		63,241	5,128	8 %	2,937	5 %
Equipment revenues		15,972		14,263		14,138	1,709	12 %	125	1 %
Other revenues		1,031		959		1,179	72	8 %	(220)	(19)%
Total revenues		88,309		81,400		78,558	6,909	8 %	2,842	4 %
Operating expenses										
Cost of services, exclusive of depreciation and amortization shown separately below		11,497		10,771		11,655	726	7 %	(884)	(8)%
Cost of equipment sales, exclusive of depreciation and amortization shown separately below		21,277		18,882		18,533	2,395	13 %	349	2 %
Selling, general and administrative		23,470		20,818		21,311	2,652	13 %	(493)	(2)%
Impairment expense		278		—		—	278	NM	—	NM
Gain on disposal group held for sale		—		—		(25)	—	NM	25	(100)%
Depreciation and amortization		13,508		12,919		12,818	589	5 %	101	1 %
Total operating expenses		70,030		63,390		64,292	6,640	10 %	(902)	(1)%
Operating income		18,279		18,010		14,266	269	1 %	3,744	26 %
Other expense, net										
Interest expense, net		(3,774)		(3,411)		(3,335)	(363)	11 %	(76)	2 %
Other (expense) income, net		(224)		113		68	(337)	(298)%	45	66 %
Total other expense, net		(3,998)		(3,298)		(3,267)	(700)	21 %	(31)	1 %
Income before income taxes		14,281		14,712		10,999	(431)	(3)%	3,713	34 %
Income tax expense		(3,289)		(3,373)		(2,682)	84	(2)%	(691)	26 %
Net income	$	10,992	$	11,339	$	8,317	$ (347)	(3)%	$ 3,022	36 %
Statement of Cash Flows Data										
Net cash provided by operating activities	$	27,950	$	22,293	$	18,559	$ 5,657	25 %	$ 3,734	20 %
Net cash used in investing activities		(17,607)		(9,072)		(5,829)	(8,535)	94 %	(3,243)	56 %
Net cash used in financing activities		(10,081)		(12,815)		(12,097)	2,734	(21)%	(718)	6 %
Non-GAAP Financial Measures										
Adjusted EBITDA	$	33,937	$	31,864	$	29,428	$ 2,073	7 %	$ 2,436	8 %
Core Adjusted EBITDA		33,924		31,771		29,116	2,153	7 %	2,655	9 %
Adjusted Free Cash Flow		17,995		17,032		13,586	963	6 %	3,446	25 %

NM - Not meaningful

The following discussion and analysis is for the year ended December 31, 2025, compared to the same period in 2024, unless otherwise stated. For a discussion and analysis of the year ended December 31, 2024, compared to the same period in 2023, please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations included in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on January 31, 2025.

Total revenues increased $6.9 billion, or 8%. The components of these changes are discussed below.

Postpaid revenues increased $5.6 billion, or 11%, primarily from:

- Higher average postpaid accounts, including following the acquisitions of UScellular, Metronet and Lumos; and
- Higher postpaid ARPA. See "Postpaid ARPA" in the "Performance Measures" section of this MD&A.

Prepaid revenues increased $98 million, or 1%, primarily from:

- Higher average prepaid customers, primarily from the prepaid customers acquired through the Ka'ena Acquisition; partially offset by
- Lower prepaid ARPU. See "Prepaid ARPU" in the "Performance Measures" section of this MD&A.

Wholesale and other service revenues decreased $562 million, or 16%, primarily from:

- Lower MVNO revenues, including lower EchoStar and TracFone MVNO revenues and the impact from the Ka'ena Acquisition; and
- Lower Affordable Connectivity Program revenues; partially offset by
- Higher advertising revenues, primarily from the acquisitions of Vistar and Blis.

Equipment revenues increased $1.7 billion, or 12%, primarily from:

- An increase in device sales revenue, primarily from:
  - Higher average revenue per device sold, net of promotions, primarily driven by an increase in the high-end phone mix; and
  - A higher number of devices sold, primarily driven by higher postpaid upgrades and following the UScellular Acquisition, partially offset by lower Assurance Wireless devices; and
- An increase in liquidation revenue, primarily due to a higher number of liquidated devices.

Other revenues were essentially flat.

Total operating expenses increased $6.6 billion, or 10%. The components of this change are discussed below.

Cost of services, exclusive of depreciation and amortization, increased $726 million, or 7% primarily from:

- Higher costs following the acquisition of the UScellular Wireless Business;
- Wholesale network access costs and amortization of customer installation fees paid to Metronet and Lumos;
- $111 million of severance and related costs associated with the 2025 Workforce Transformation;
- Higher third-party costs primarily due to higher subscribers and the launch of T-Satellite; and
- Network Restructuring Initiative costs.

Cost of equipment sales, exclusive of depreciation and amortization, increased $2.4 billion, or 13%, primarily from:

- An increase in device cost of equipment sales, primarily from:
  - Higher average cost per device sold, primarily driven by an increase in the high-end phone mix; and
  - A higher number of devices sold, primarily driven by higher postpaid upgrades and following the acquisition of the UScellular Wireless Business, partially offset by lower Assurance Wireless devices; and
- An increase in liquidation costs, primarily due to a higher number of liquidated devices.

Selling, general and administrative expenses increased $2.7 billion, or 13%, primarily from:

- Higher personnel-related costs, including payroll and benefits;
- Higher advertising expenses;
- Higher costs following the UScellular Acquisition, including merger-related costs;
- Prior year recognition of $202 million of gains associated with the closing of certain spectrum exchange transactions, $105 million of legal-related insurance recoveries and a $100 million gain for the extension fee previously paid by DISH associated with the license purchase agreement for 800 MHz spectrum licenses, which was not purchased;
- $279 million of severance and related costs associated with the 2025 Workforce Transformation; and
- Higher bad debt expense driven by higher customers and device sales, including following the UScellular Acquisition; partially offset by
- A $151 million gain recognized in the current year related to the completed sale of a portion of our 3.45 GHz spectrum licenses.

Impairment expense was $278 million for the year ended December 31, 2025, due to the impairment of capitalized software development costs related to our billing system. See Note 6 – Property and Equipment of the Notes to the Consolidated Financial Statements for additional information.

Depreciation and amortization increased $589 million, or 5%, primarily from:

- Higher depreciation expense from assets acquired in the UScellular Acquisition and the continued build-out of our nationwide 5G network;
- Higher amortization of capitalized software driven by increased in-service software related to our ongoing digital transformation initiatives; and
- Higher amortization from intangible assets acquired through our acquisitions in the current year; partially offset by
- The acceleration of depreciation for certain technology assets in the prior year.

Operating income, the components of which are discussed above, increased $269 million, or 1%.

Interest expense, net increased $363 million, or 11%, primarily from higher interest expense due to higher average debt outstanding and a higher average effective interest rate.

Other (expense) income, net changed $337 million, from other net income of $113 million for the year ended December 31, 2024, to other net expense of $224 million for the year ended December 31, 2025, primarily from:

- Our proportionate share of losses from the Lumos and Metronet joint ventures recognized during the current year; and
- Prior year recognition of an $80 million gain, associated with the partial settlement of the Sprint Retirement Pension Plan retiree obligations. See Note 13 – Employee Compensation and Benefit Plans of the Notes to the Consolidated Financial Statements for additional information.

Income before income taxes, the components of which are discussed above, was $14.3 billion and $14.7 billion for the years ended December 31, 2025 and 2024, respectively.

Income tax expense decreased $84 million, or 2%, primarily from:

- Lower income before income taxes; and
- An increase in excess tax benefits related to the vesting of restricted stock awards; partially offset by
- Net tax benefits recognized in the prior year from adjustments to certain tax reserves.

Our effective tax rate was 23.0% and 22.9% for the years ended December 31, 2025 and 2024, respectively.

Net income, the components of which are discussed above, was $11.0 billion and $11.3 billion for the years ended December 31, 2025 and 2024, respectively. Net income for the year ended December 31, 2025 included:

- Severance and related costs associated with the 2025 Workforce Transformation of $293 million, net of tax; and
- Impairment expense related to certain capitalized software development costs related to our billing system of $208 million, net of tax.

Guarantor Financial Information

Pursuant to the applicable indentures and supplemental indentures, the Senior Notes to affiliates and third parties issued by T-Mobile USA, Inc., Sprint and Sprint Capital Corporation (collectively, the "Issuers") are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by T-Mobile ("Parent") and certain of Parent's 100% owned subsidiaries ("Guarantor Subsidiaries").

The guarantees of the Guarantor Subsidiaries are subject to release in limited circumstances only upon the occurrence of certain customary conditions. Generally, the guarantees of the Guarantor Subsidiaries with respect to the Senior Notes issued by T-Mobile USA, Inc. (other than $3.5 billion in principal amount of Senior Notes issued in 2017 and 2018) and the credit agreement entered into by T-Mobile USA, Inc. will be automatically and unconditionally released if, immediately following such release and any concurrent releases of other guarantees, the aggregate principal amount of indebtedness of non-guarantor subsidiaries (other than certain specified subsidiaries) would not exceed $2.0 billion. The indentures, supplemental indentures and credit agreements governing the long-term debt contain covenants that, among other things, limit the ability of the Issuers or borrowers and the Guarantor Subsidiaries to incur more debt, create liens or other encumbrances, and to merge, consolidate or sell, or otherwise dispose of, substantially all of their assets.

Basis of Presentation

The following tables include summarized financial information of the obligor groups of debt issued by T-Mobile USA, Inc., Sprint and Sprint Capital Corporation. The summarized financial information of each obligor group is presented on a combined basis with balances and transactions within the obligor group eliminated. Investments in and the equity in earnings of non-guarantor subsidiaries, which would otherwise be consolidated in accordance with GAAP, are excluded from the below summarized financial information pursuant to SEC Regulation S-X Rule 13-01.

The summarized balance sheet information for the consolidated obligor group of debt issued by T-Mobile USA, Inc. is presented in the table below:

(in millions)	December 31, 2025	December 31, 2024
Current assets	$ 22,347	$ 16,741
Noncurrent assets	179,075	179,335
Current liabilities	22,526	18,279
Noncurrent liabilities	132,327	122,934
Due to non-guarantors	1,469	1,507
Due to related parties	2,174	2,098

The summarized results of operations information for the consolidated obligor group of debt issued by T-Mobile USA, Inc. is presented in the table below:

(in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Total revenues	$ 85,455	$ 78,996
Operating income	15,080	14,463
Net income	8,620	8,360
Revenue from non-guarantors	2,691	2,619
Operating expenses to non-guarantors	2,493	2,481
Other income (expense) to non-guarantors	12	(116)

The summarized balance sheet information for the consolidated obligor group of debt issued by Sprint is presented in the table below:

(in millions)	December 31, 2025	December 31, 2024
Current assets	$ 12,459	$ 10,970
Noncurrent assets	17,604	14,734
Current liabilities	16,354	12,683
Noncurrent liabilities	101,281	96,145
Due to non-guarantors [1]	17,339	21,371
Due to related parties	2,174	2,098

(1) The decrease in Due to non-guarantors was primarily driven by the impact of certain intercompany settlements during the year ended December 31, 2025.

The summarized results of operations information for the consolidated obligor group of debt issued by Sprint is presented in the table below:

(in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Total revenues	$ 839	$ 330
Operating loss	(4,437)	(3,628)
Net loss	(8,958)	(8,101)
Other expense, net, to non-guarantors	(444)	(584)

The summarized balance sheet information for the consolidated obligor group of debt issued by Sprint Capital Corporation is presented in the table below:

(in millions)	December 31, 2025	December 31, 2024
Current assets	$ 12,459	$ 10,970
Noncurrent assets	17,604	14,734
Current liabilities	16,426	12,756
Noncurrent liabilities	97,390	92,278
Due to non-guarantors [1]	8,371	12,318
Due to related parties	2,174	2,098

(1) The decrease in Due to non-guarantors was primarily driven by the impact of certain intercompany settlements during the year ended December 31, 2025.

The summarized results of operations information for the consolidated obligor group of debt issued by Sprint Capital Corporation is presented in the table below:

(in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Total revenues	$ 839	$ 330
Operating loss	(4,437)	(3,628)
Net loss	(8,935)	(8,041)
Other expense, net, to non-guarantors	(164)	(257)

Performance Measures

In managing our business and assessing financial performance, we supplement the information provided by our consolidated financial statements with other operating or statistical data and non-GAAP financial measures. These operating and financial measures are utilized by our management to evaluate our operating performance and, in certain cases, our ability to meet liquidity requirements. Although companies in the telecommunications industry may not define each of these measures in precisely the same way, we believe that these measures facilitate comparisons with other companies in the industry on key operating and financial measures.

Starting with the three months ending March 31, 2026, we will shift away from reporting total customers, including total postpaid, postpaid phone, prepaid, and broadband customers, to better align with the Company's long-held priority on growing high-value accounts, which management believes is the best reflection of value creation versus customers. Correspondingly, with this shift, we will no longer report postpaid phone ARPU and prepaid ARPU.

Postpaid Accounts

A postpaid account is generally defined as a billing account number that generates revenue. Postpaid accounts generally consist of customers that are qualified for postpaid service utilizing phones, 5G broadband gateways, fiber connections, mobile internet devices (including tablets and hotspots), wearables, DIGITS and other connected devices (including SyncUP and IoT), where they generally pay after receiving service.

The following table sets forth the number of ending postpaid accounts:

(in thousands)	As of December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	# Change	% Change	# Change	% Change
Postpaid accounts [1][2][3]	34,240	30,894	29,797	3,346	11 %	1,097	4 %

(1) In the third quarter of 2025, we acquired 1,448,000 postpaid accounts through the UScellular Acquisition, which includes the impact of certain base adjustments to align the policies of UScellular and T-Mobile.

(2) In the third quarter of 2025, we acquired 633,000 postpaid accounts from Metronet and other acquisitions.

(3) In the second quarter of 2025, we acquired 85,000 postpaid accounts from Lumos.

Postpaid Net Account Additions

The following table sets forth the number of postpaid net account additions:

(in thousands)	Year Ended December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	# Change	% Change	# Change	% Change
Postpaid net account additions	1,180	1,097	1,271	83	8 %	(174)	(14)%

Postpaid net account additions increased 83,000, or 8%, for the year ended December 31, 2025, primarily from:

- Higher gross account additions, including fiber account additions following the acquisitions of Metronet and Lumos; partially offset by
- Higher account deactivations, including the impact from a growing account base; and
- The temporary impact of current year rate plan optimizations.

Customers

A customer is generally defined as a SIM number with a unique T-Mobile identifier that is associated with an account that generates revenue. Customers are qualified either for postpaid service utilizing phones, 5G broadband gateways, fiber connections, mobile internet devices (including tablets and hotspots), wearables, DIGITS and other connected devices (including SyncUP and IoT), where they generally pay after receiving service, or prepaid service, where they generally pay in advance of receiving service.

The following table sets forth the number of ending customers:

(in thousands)	As of December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	# Change	% Change	# Change	% Change
Customers, end of period							
Postpaid phone customers [1]	85,594	79,013	75,936	6,581	8 %	3,077	4 %
Postpaid other customers [1] [2] [3]	30,851	25,105	22,116	5,746	23 %	2,989	14 %
Total postpaid customers	116,445	104,118	98,052	12,327	12 %	6,066	6 %
Prepaid customers [1] [4]	25,943	25,410	21,648	533	2 %	3,762	17 %
Total customers	142,388	129,528	119,700	12,860	10 %	9,828	8 %
Adjustments to customers [1] [2] [3] [4] [5]	4,878	3,504	170	1,374	39 %	3,334	NM

(1) In the third quarter of 2025, we acquired 3,287,000 postpaid phone customers, 390,000 postpaid other customers, including 141,000 5G broadband customers, and 349,000 prepaid customers through the UScellular Acquisition, which includes the impact of certain base adjustments to align the policies of UScellular and T-Mobile.

(2) In the third quarter of 2025, we acquired 755,000 fiber customers from Metronet and other acquisitions.

(3) In the second quarter of 2025, we acquired 97,000 fiber customers from Lumos.

(4) In the second quarter of 2024, we acquired 3,504,000 prepaid customers through the Ka'ena Acquisition, which includes the impact of certain base adjustments to align the policies of Ka'ena and T-Mobile.

(5) In the fourth quarter of 2023, we recognized a base adjustment to increase postpaid phone customers by 20,000 and increase postpaid other customers by 150,000 due to fewer customers than expected whose service was deactivated as a result of the network shutdowns.

NM - Not meaningful

5G broadband customers included in Postpaid other customers were 7,602,000 and 5,742,000 as of December 31, 2025 and 2024, respectively. 5G broadband customers included in Prepaid customers were 848,000 and 688,000 as of December 31, 2025 and 2024, respectively. Fiber customers included in Postpaid other customers were 997,000 as of December 31, 2025.

Net Customer Additions

The following table sets forth the number of net customer additions:

(in thousands)	Year Ended December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	# Change	% Change	# Change	% Change
Net customer additions							
Postpaid phone customers	3,294	3,077	3,082	217	7 %	(5)	— %
Postpaid other customers	4,504	2,989	2,568	1,515	51 %	421	16 %
Total postpaid customers	7,798	6,066	5,650	1,732	29 %	416	7 %
Prepaid customers	184	258	282	(74)	(29)%	(24)	(9)%
Total net customer additions	7,982	6,324	5,932	1,658	26 %	392	7 %
Adjustments to customers [1] [2] [3] [4] [5]	4,878	3,504	170	1,374	39 %	3,334	NM

(1) In the third quarter of 2025, we acquired 3,287,000 postpaid phone customers, 390,000 postpaid other customers, including 141,000 5G broadband customers, and 349,000 prepaid customers through the UScellular Acquisition, which includes the impact of certain base adjustments to align the policies of UScellular and T-Mobile.

(2) In the third quarter of 2025, we acquired 755,000 fiber customers from Metronet and other acquisitions.

(3) In the second quarter of 2025, we acquired 97,000 fiber customers from Lumos.

(4) In the second quarter of 2024, we acquired 3,504,000 prepaid customers through the Ka'ena Acquisition, which includes the impact of certain base adjustments to align the policies of Ka'ena and T-Mobile.

(5) In the fourth quarter of 2023, we recognized a base adjustment to increase postpaid phone customers by 20,000 and increase postpaid other customers by 150,000 due to fewer customers than expected whose service was deactivated as a result of the network shutdowns.

NM - Not meaningful

Total net customer additions increased 1,658,000, or 26%, primarily from:

- Higher postpaid other net customer additions, primarily due to
    - Higher net additions from mobile internet devices, including success from business customers and higher prior year deactivations of lower ARPU mobile internet devices in the educational sector activated during the COVID-19 pandemic and no longer needed;
    - Higher broadband net additions; and
    - Higher net additions from other connected devices; partially offset by
    - Lower net additions from wearables; and

- Higher postpaid phone net customer additions, primarily from higher gross additions, partially offset by higher churn and increased deactivations from a growing customer base; partially offset by

- Lower prepaid net customer additions, primarily from increased deactivations from a growing customer base, primarily due to the Ka'ena Acquisition, and higher prepaid to postpaid migrations, partially offset by higher gross additions.

- 5G broadband net customer additions included in postpaid other net customer additions were 1,719,000 and 1,454,000 for the years ended December 31, 2025 and 2024, respectively. 5G broadband net customer additions included in prepaid net customer additions were 160,000 and 200,000 for the years ended December 31, 2025 and 2024, respectively.

- Fiber net customer additions included in postpaid other net customer additions were 136,000 for the year ended December 31, 2025.

Churn

Churn represents the number of customers whose service was deactivated as a percentage of the average number of customers during the specified period further divided by the number of months in the period. The number of customers whose service was deactivated is presented net of customers that subsequently had their service restored within a certain period of time and excludes customers who received service for less than a certain minimum period of time. We believe that churn provides management, investors and analysts with useful information to evaluate customer retention and loyalty.

The following table sets forth the churn:

	Year Ended December 31,			Bps Change 2025 Versus 2024	Bps Change 2024 Versus 2023
	2025	2024	2023		
Postpaid phone churn	0.93 %	0.86 %	0.87 %	7 bps	-1 bps
Prepaid churn	2.72 %	2.73 %	2.76 %	-1 bps	-3 bps

Postpaid phone churn increased 7 basis points, primarily due to higher industry switching and from the temporary impact of current year rate plan optimizations. Prepaid churn decreased slightly.

Postpaid Average Revenue Per Account

Postpaid Average Revenue per Account ("ARPA") represents the average monthly postpaid service revenue earned per account. Postpaid ARPA is calculated as Postpaid revenues for the specified period divided by the average number of postpaid accounts during the period, further divided by the number of months in the period. We believe postpaid ARPA provides management, investors and analysts with useful information to assess and evaluate our postpaid service revenue realization and assists in forecasting our future postpaid service revenues on a per account basis. We consider postpaid ARPA to be indicative of our revenue growth potential given the increase in the average number of postpaid phone customers per account and increases in postpaid other customers, including 5G broadband, fiber, mobile internet devices (including tablets and hotspots), wearables, DIGITS and other connected devices (including SyncUP and IoT).

The following table sets forth our operating measure ARPA:

(in dollars)	Year Ended December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Postpaid ARPA	$ 148.97	$ 143.85	$ 139.27	$ 5.12	4 %	$ 4.58	3 %

Postpaid ARPA increased $5.12, or 4%, primarily from:

- The positive impact from rate plan optimizations and higher fee revenue, including from the adoption of new tax and fee exclusive plans;

- An increase in customers per account, including from the continued adoption of 5G broadband and continued growth of T-Mobile for Business customers, partially offset by fiber and UScellular accounts with fewer customers per account; and

- Higher premium services, primarily high-end rate plans, net of contra revenues for content included in such plans, and discounts for specific affinity groups, such as 55+, military and first responders; partially offset by

- Increased promotional activity, including the success of bundled offerings.

Average Revenue Per User

Average Revenue per User ("ARPU") represents the average monthly service revenue earned per customer. ARPU is calculated as service revenues for the specified period divided by the average number of customers during the period, further divided by the number of months in the period. We believe ARPU provides management, investors and analysts with useful information to assess and evaluate our service revenue per customer and assist in forecasting our future service revenues generated from our customer base. Postpaid phone ARPU excludes postpaid other customers and related revenues, which include 5G broadband, fiber, mobile internet devices (including tablets and hotspots), wearables, DIGITS and other connected devices (including SyncUP and IoT).

The following table sets forth our operating measure ARPU:

(in dollars)	Year Ended December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Postpaid phone ARPU	$ 50.37	$ 49.35	$ 48.83	$ 1.02	2 %	$ 0.52	1 %
Prepaid ARPU	34.14	36.06	37.92	(1.92)	(5)%	(1.86)	(5)%

Postpaid Phone ARPU

Postpaid phone ARPU increased $1.02, or 2%, primarily from:

- The positive impact from rate plan optimizations and higher fee revenue, including from the adoption of new tax and fee exclusive plans;
- Higher premium services, primarily high-end rate plans, net of contra revenues for content included in such plans, and discounts for specific affinity groups, such as 55+, military and first responders; partially offset by continued growth in T-Mobile for Business customers with lower ARPU given larger account sizes; and
- The impact of customers acquired in the UScellular Acquisition, which have slightly higher ARPU; partially offset by
- Increased promotional activity, including the success of bundled offerings.

Prepaid ARPU

Prepaid ARPU decreased $1.92, or 5%, primarily from the inclusion of lower ARPU prepaid customers associated with the Ka'ena Acquisition and dilution from promotional activity and rate plan mix.

Adjusted EBITDA and Core Adjusted EBITDA

Adjusted EBITDA represents earnings before Interest expense, net of Interest income, Income tax expense, Depreciation and amortization, stock-based compensation and certain expenses, gains and losses, which are not reflective of our ongoing operating performance ("Special Items"). Special Items include Sprint Merger-related costs and UScellular merger-related costs (collectively, "Merger-related costs"), costs associated with our Network Restructuring Initiative, certain legal-related expenses and recoveries, Impairment expense, restructuring costs not directly attributable to the Sprint Merger or UScellular Acquisition (including severance), and other non-core gains and losses. Core Adjusted EBITDA represents Adjusted EBITDA less device lease revenues. Adjusted EBITDA margin represents Adjusted EBITDA divided by Service revenues. Core Adjusted EBITDA margin represents Core Adjusted EBITDA divided by Service revenues.

Adjusted EBITDA, Adjusted EBITDA margin, Core Adjusted EBITDA and Core Adjusted EBITDA margin are non-GAAP financial measures utilized by our management, including our chief operating decision maker, to monitor the financial performance of our operations and allocate resources of the Company as a whole. We historically used Adjusted EBITDA, and we currently use Core Adjusted EBITDA internally as a measure to evaluate and compensate our personnel and management for their performance. We use Adjusted EBITDA and Core Adjusted EBITDA as benchmarks to evaluate our operating performance in comparison to our competitors. Management believes analysts and investors use Adjusted EBITDA and Core Adjusted EBITDA as supplemental measures to evaluate overall operating performance and to facilitate comparisons with other wireless communications and broadband services companies because they are indicative of our ongoing operating performance and trends by excluding the impact of interest expense from financing, non-cash depreciation and amortization from capital investments, non-cash stock-based compensation, and Special Items. Management believes analysts and investors use Core Adjusted EBITDA because it normalizes for the transition in the Company's device financing strategy, by excluding the impact of device lease revenues from Adjusted EBITDA, to align with the exclusion of the related depreciation expense on leased devices from Adjusted EBITDA. Adjusted EBITDA, Adjusted EBITDA margin, Core Adjusted EBITDA and Core Adjusted

EBITDA margin have limitations as analytical tools and should not be considered in isolation or as substitutes for income from operations, net income or any other measure of financial performance reported in accordance with GAAP.

The following table illustrates the calculation of Adjusted EBITDA and Core Adjusted EBITDA and reconciles Adjusted EBITDA and Core Adjusted EBITDA to Net income, which we consider to be the most directly comparable GAAP financial measure:

| (in millions, except percentages) | Year Ended December 31, | | | 2025 Versus 2024 | | 2024 Versus 2023 | |
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Net income	$ 10,992	$ 11,339	$ 8,317	$ (347)	(3)%	$ 3,022	36 %
Adjustments:							
Interest expense, net	3,774	3,411	3,335	363	11 %	76	2 %
Other expense (income), net	224	(113)	(68)	337	(298)%	(45)	66 %
Income tax expense	3,289	3,373	2,682	(84)	(2)%	691	26 %
Operating income	18,279	18,010	14,266	269	1 %	3,744	26 %
Depreciation and amortization	13,508	12,919	12,818	589	5 %	101	1 %
Stock-based compensation [1]	772	586	644	186	32 %	(58)	(9)%
Merger-related costs, net [2]	263	147	1,034	116	79 %	(887)	(86)%
Network Restructuring Initiative costs	93	—	—	93	NM	—	NM
Legal-related expenses (recoveries), net [3]	16	(89)	(42)	105	(118)%	(47)	112 %
Impairment expense	278	—	—	278	NM	—	NM
Gain on disposal group held for sale	—	—	(25)	—	NM	25	(100)%
Other, net [4]	728	291	733	437	150 %	(442)	(60)%
Adjusted EBITDA	33,937	31,864	29,428	2,073	7 %	2,436	8 %
Lease revenues	(13)	(93)	(312)	80	(86)%	219	(70)%
Core Adjusted EBITDA	$ 33,924	$ 31,771	$ 29,116	$ 2,153	7 %	$ 2,655	9 %
Net income margin (Net income divided by Service revenues)	15 %	17 %	13 %		-200 bps		400 bps
Adjusted EBITDA margin (Adjusted EBITDA divided by Service revenues)	48 %	48 %	47 %		— bps		100 bps
Core Adjusted EBITDA margin (Core Adjusted EBITDA divided by Service revenues)	48 %	48 %	46 %		— bps		200 bps

(1) Stock-based compensation includes payroll tax impacts and may not agree with stock-based compensation expense on the consolidated financial statements. Additionally, certain stock-based compensation expenses associated with the Sprint Merger have been included in Merger-related costs, net.

(2) Merger-related costs, net, for the year ended December 31, 2024, includes the $100 million gain recognized for the extension fee previously paid by DISH associated with the DISH License Purchase Agreement.

(3) Legal-related expenses (recoveries), net, consists of the settlement of certain litigation and compliance costs associated with the August 2021 cyberattack and is presented net of insurance recoveries.

(4) Other, net, primarily consists of certain severance, restructuring and other expenses, gains and losses, not directly attributable to the Sprint Merger or UScellular Acquisition, which are not reflective of T-Mobile's ongoing core business activities and are, therefore, excluded from Adjusted EBITDA and Core Adjusted EBITDA. Other, net, for the year ended December 31, 2025, includes $390 million of severance and related costs associated with the 2025 Workforce Transformation. Other, net, for the year ended December 31, 2023, includes $462 million of severance and related costs associated with the 2023 Workforce Reduction.

NM - Not meaningful

Core Adjusted EBITDA increased $2.2 billion, or 7%, for the year ended December 31, 2025. The components comprising Core Adjusted EBITDA are discussed further above.

The increase was primarily from:

- Higher Total service revenues; and
- Higher Equipment revenues, excluding Lease revenues; partially offset by
- Higher Cost of equipment sales, excluding Special Items;
- Higher Selling, general and administrative expenses, excluding Special Items; and
- Higher Cost of services, excluding Special Items.

Adjusted EBITDA increased $2.1 billion, or 7%, for the year ended December 31, 2025, primarily due to the fluctuations in Core Adjusted EBITDA, discussed above, partially offset by lower lease revenues, which decreased $80 million for the year ended December 31, 2025.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations, proceeds from issuance of debt, financing leases, the sale of certain receivables, the Revolving Credit Facility (as defined below) and an unsecured short-term commercial paper program. Further, the incurrence of additional indebtedness may inhibit our ability to incur new debt in the future to finance our business strategy under the terms governing our existing and future indebtedness.

Cash Flows

The following is a condensed schedule of our cash flows:

(in millions)	Year Ended December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Net cash provided by operating activities	$ 27,950	$ 22,293	$ 18,559	$ 5,657	25 %	$ 3,734	20 %
Net cash used in investing activities	(17,607)	(9,072)	(5,829)	(8,535)	94 %	(3,243)	56 %
Net cash used in financing activities	(10,081)	(12,815)	(12,097)	2,734	(21)%	(718)	6 %

Operating Activities

Net cash provided by operating activities increased $5.7 billion, or 25%, primarily from:

- A $4.6 billion decrease in net cash outflows from changes in working capital, primarily due to lower use of cash from Accounts payable and accrued liabilities, Accounts receivable, Short- and long-term operating lease liabilities and Other current and long-term liabilities, partially offset by higher use of cash from Other current and long-term assets, Inventory, and Equipment installment plan receivables; and
- A $1.0 billion increase in Net income, adjusted for non-cash income and expenses.
- Net cash provided by operating activities includes the impact of the Pledge Amendments as described below.
- Net cash provided by operating activities includes the impact of $358 million and $789 million in net payments for Merger-related costs for the years ended December 31, 2025 and 2024, respectively.

Investing Activities

Net cash used in investing activities increased $8.5 billion, or 94%. The use of cash was primarily from:

- $10.0 billion in Purchases of property and equipment, including capitalized interest, from the continued build-out of our nationwide 5G network, including increased greenfield site builds, and incremental capital expenditures following the acquisition of UScellular;
- $4.1 billion in Investments in unconsolidated affiliates, net, primarily from the joint acquisitions of Metronet and Lumos;
- $3.5 billion of cash consideration, net of cash acquired, related to our acquisitions of UScellular, Vistar and Blis; and
- $2.6 billion in purchases of spectrum and intangible assets, including the fiber customers purchased from Metronet and Lumos (see Note 3 – Joint Ventures of the Notes to the Consolidated Financial Statements) and remaining 600 MHz spectrum licenses purchased from Channel 51 License Co LLC and LB License Co, LLC (see Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements); partially offset by
- $2.2 billion in Proceeds from the sale of property, equipment and intangible assets, primarily from the sale of a portion of the 3.45 GHz licenses to N77 License Co LLC (see Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements).

Financing Activities

Net cash used in financing activities decreased $2.7 billion, or 21%. The use of cash was primarily from:

- $10.0 billion in Repurchases of common stock;
- $6.2 billion in Repayments of long-term debt;
- $4.1 billion in Dividends on common stock;

- $1.3 billion in Repayments of financing lease obligations; and
- $434 million in Tax withholdings on share-based awards; partially offset by
- $12.0 billion in Proceeds from issuance of long-term debt, net.

Cash and Cash Equivalents

As of December 31, 2025, our Cash and cash equivalents were $5.6 billion compared to $5.4 billion at December 31, 2024.

Adjusted Free Cash Flow

Adjusted Free Cash Flow represents Net cash provided by operating activities less cash payments for Purchases of property and equipment, plus Proceeds from sales of tower sites and Proceeds related to beneficial interests in securitization transactions. Adjusted Free Cash Flow is a non-GAAP financial measure utilized by management, investors and analysts of our financial information to evaluate cash available to pay debt, repurchase shares, pay dividends and provide further investment in the business. Adjusted Free Cash Flow margin is calculated as Adjusted Free Cash Flow divided by Service revenues. Adjusted Free Cash Flow margin is utilized by management, investors, and analysts to evaluate the Company's ability to convert service revenue efficiently into cash available to pay debt, repurchase shares, pay dividends and provide further investment in the business.

The table below provides a reconciliation of Adjusted Free Cash Flow to Net cash provided by operating activities, which we consider to be the most directly comparable GAAP financial measure:

(in millions, except percentages)	Year Ended December 31,			2025 Versus 2024		2024 Versus 2023	
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Net cash provided by operating activities	$ 27,950	$ 22,293	$ 18,559	$ 5,657	25 %	$ 3,734	20 %
Cash purchases of property and equipment, including capitalized interest	(9,955)	(8,840)	(9,801)	(1,115)	13 %	961	(10)%
Proceeds from sales of tower sites	—	—	12	—	NM	(12)	(100)%
Proceeds related to beneficial interests in securitization transactions	—	3,579	4,816	(3,579)	(100)%	(1,237)	(26)%
Adjusted Free Cash Flow	$ 17,995	$ 17,032	$ 13,586	$ 963	6 %	$ 3,446	25 %
Net cash provided by operating activities margin (Net cash provided by operating activities divided by Service revenues)	39 %	34 %	29 %		500 bps		500 bps
Adjusted Free Cash Flow margin (Adjusted Free Cash Flow divided by Service revenues)	25 %	26 %	21 %		-100 bps		500 bps

NM - Not meaningful

Adjusted Free Cash Flow increased $963 million, or 6%, for the year ended December 31, 2025, primarily from.

- Higher Net cash provided by operating activities, as described above; partially offset by
- Higher Cash purchases of property and equipment, including capitalized interest, driven by planned timing of capital purchases, including for increased greenfield site builds and incremental capital expenditures following the acquisition of the UScellular Wireless Business.
- Certain cash proceeds associated with the sale of receivables, which were recognized within investing cash flows before November 1, 2024, are recognized as operating cash flows. This change had no net impact to Adjusted Free Cash Flow.
- Adjusted Free Cash Flow includes the impact of $358 million and $789 million in net payments for Merger-related costs for the years ended December 31, 2025 and 2024, respectively.

During the years ended December 31, 2025 and 2024, there were no significant net cash proceeds from securitization.

On October 22, 2024, we executed amendments (the "Pledge Amendments") to the EIP Sale Arrangement and the Service Receivable Sale Arrangement (as discussed in Note 5 – Sales of Certain Receivables of the Notes to the Consolidated Financial Statements). Following the effective date of the Pledge Amendments of November 1, 2024, all cash proceeds associated with the sale of such receivables, a portion of which, prior to November 1, 2024, were recognized as Proceeds related to beneficial interests in securitization transactions within Net cash used in investing activities on our Consolidated Statements of Cash Flows, were recognized as operating cash flows. The Pledge Amendments did not have a net impact on Adjusted Free Cash Flow.

Borrowing Capacity

We maintain a revolving credit facility (the "Revolving Credit Facility") with an aggregate commitment amount of $7.5 billion. As of December 31, 2025, there was no outstanding balance under the Revolving Credit Facility.

Subsequent to December 31, 2025, on January 5, 2026, we entered into a Second Amended and Restated Credit Agreement, which among other things, increased the aggregate commitment amount of the Revolving Credit Facility to $10.0 billion. See Note 9 – Debt of the Notes to the Consolidated Financial Statements for more information regarding the Second Amended and Restated Credit Agreement.

We maintain an unsecured short-term commercial paper program with the ability to borrow up to $2.0 billion from time to time. This program supplements our other available external financing arrangements and proceeds are expected to be used for general corporate purposes. As of December 31, 2025, there was no outstanding balance under this program.

Debt Financing

On January 31, 2025, we entered into a credit agreement with certain financial institutions, backed by an Export Credit Agency ("ECA Facility"), providing for a loan of up to $1.0 billion (the "ECA Facility due March 2036"). On March 17, 2025, we drew down the full $1.0 billion available under the ECA Facility due March 2036 and recognized the net proceeds within Proceeds from issuance of long-term debt, net on our Consolidated Statements of Cash Flows.

On August 29, 2025, we entered into an ECA Facility, providing for a loan of up to $1.0 billion (the "ECA Facility due November 2036"). During the fourth quarter of 2025, we drew down the full $1.0 billion available under the ECA Facility due November 2036 and recognized the net proceeds within Proceeds from issuance of long-term debt, net on our Consolidated Statements of Cash Flows.

As of December 31, 2025, our total debt and financing lease liabilities were $88.6 billion, excluding our tower obligations, of which $81.1 billion was classified as long-term debt and $1.1 billion was classified as long-term financing lease liabilities.

During the year ended December 31, 2025, we issued long-term debt for net proceeds of $12.0 billion, including proceeds from the ECA Facility due March 2036 and ECA Facility due November 2036, and redeemed and repaid short- and long-term debt with an aggregate principal amount of $6.2 billion.

Subsequent to December 31, 2025, on January 12, 2026, we issued $1.2 billion of 5.000% Senior Notes due 2036 and $850 million of 5.850% Senior Notes due 2056.

Subsequent to December 31, 2025, on January 22, 2026, we delivered notices of redemption on $3.0 billion aggregate principal amount of our 4.750% Senior Notes due 2028 and 4.750% Senior Notes to affiliates due 2028. We redeemed the notes at par on February 1, 2026.

Subsequent to December 31, 2025, on February 5, 2026, we entered into a master receivables financing agreement and borrowed $1.0 billion, maturing on February 5, 2027.

For more information regarding our debt financing transactions, see Note 9 – Debt of the Notes to the Consolidated Financial Statements.

License Purchase Agreements

On August 8, 2022, we entered into License Purchase Agreements to acquire spectrum in the 600 MHz band from Channel 51 License Co LLC and LB License Co, LLC (together with Channel 51 License Co LLC, the "Sellers") in exchange for total cash consideration of $3.5 billion. On March 30, 2023, we and the Sellers entered into Amended and Restated License Purchase Agreements, pursuant to which we and the Sellers agreed to bifurcate the transaction into two tranches of licenses, with the closings on the acquisitions of certain licenses in Chicago, Dallas and New Orleans being deferred in order to potentially expedite the regulatory approval process for the remainder of the licenses. Subsequently, on August 25, 2023, we and the Sellers entered into Amendments No. 1 to the Amended and Restated License Purchase Agreements, whereby we deferred the closings of certain additional licenses in Chicago and Dallas into the second closing tranche. Together, the licenses with closings deferred into the second closing tranche represent approximately $1.1 billion of the aggregate $3.5 billion cash consideration.

The FCC approved the purchase of the first tranche on December 29, 2023. The first tranche closed on June 24, 2024, and the associated payment of $2.4 billion was made on August 5, 2024.

The FCC approved the purchase of the Dallas licenses included in the second tranche on October 22, 2024. The purchase of the Dallas licenses closed on December 6, 2024, and the associated payment of $541 million was made on the same day.

The FCC approved the purchase of the remaining Chicago and New Orleans deferred licenses from the second tranche on April 15, 2025. The purchase of the remaining licenses closed on June 2, 2025, and the associated payment of $604 million was made on the same day.

On September 12, 2023, we entered into a license purchase agreement with Comcast (the "Comcast License Purchase Agreement"), pursuant to which we will acquire spectrum in the 600 MHz band from Comcast in exchange for total cash consideration of between $1.2 billion and $3.3 billion, subject to an application for FCC approval. The licenses are subject to an exclusive leasing arrangement between us and Comcast entered into contemporaneously with the Comcast License Purchase Agreement. On January 13, 2025, we and Comcast entered into an amendment to the Comcast License Purchase Agreement, pursuant to which we will acquire additional spectrum. Subsequent to the amendment, the total cash consideration for the transaction is between $1.2 billion and $3.4 billion. The parties are currently targeting a closing on the acquisition of approximately $45 million of the spectrum licenses in the first half of 2026, with the remaining spectrum license acquisitions targeting a closing in the first half of 2028.

On September 10, 2024, we entered into a License Purchase Agreement with N77 License Co LLC ("Buyer"), pursuant to which Buyer has the option to purchase all or a portion of our remaining 3.45 GHz spectrum licenses in exchange for a range of cash consideration, with the specific licenses sold to be determined based upon the amount of committed financing raised by Buyer. Following receipt of the required regulatory approvals, on April 30, 2025, we completed the sale of a portion of our 3.45 GHz spectrum licenses for $2.0 billion.

On May 30, 2025, we entered into a License and Unit Purchase Agreement with NEWLEVEL IV, L.P. and NEWLEVEL, LLC, both of which are affiliates of Grain Management, LLC ("Grain"), pursuant to which we will sell our 800 MHz spectrum licenses in exchange for cash consideration of $2.9 billion and the receipt of Grain's 600 MHz spectrum licenses, which we are currently utilizing under lease agreements with Grain. In addition, we may receive a share of certain future proceeds from transactions entered into by Grain that monetize the 800 MHz spectrum licenses, subject to certain terms and conditions and following a certain return on invested capital for Grain. The transaction is subject to customary closing conditions and contingent on the receipt of regulatory approvals, including the FCC's approval regarding certain modifications to the 800 MHz spectrum licenses, and the parties are currently targeting a closing in the first half of 2026. In addition, we expect an increase to our cash income tax liability of approximately $850 million upon the transaction close.

For more information regarding our license purchase agreements, see Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements.

Acquisition of Ka'ena Corporation

On May 1, 2024, we completed the Ka'ena Acquisition. The total purchase price consists of an upfront payment on the Ka'ena Acquisition Date and an earnout payable in the third quarter of 2026. On the Ka'ena Acquisition Date and in satisfaction of the upfront payment, we transferred $420 million in cash and 3,264,952 shares of T-Mobile common stock valued at $536 million as determined based on its closing market price on April 30, 2024, for a total payment fair value of $956 million. The amount of the upfront payment was subject to customary adjustments and as a result of such adjustments, $17 million of the upfront payment was returned to T-Mobile during the fourth quarter of 2024, which resulted in a commensurate increase in the maximum amount payable in satisfaction of the earnout.

Based on the adjusted amount paid upfront, an additional $420 million in future cash and T-Mobile common stock is payable in satisfaction of the earnout.
For more information regarding the Ka'ena Acquisition, see Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements.

Acquisition of Vistar Media Inc.

On February 3, 2025, we completed the Vistar Acquisition, and as a result, Vistar became a wholly owned subsidiary of T-Mobile. In exchange, we transferred cash of $621 million.

For more information regarding the Vistar Acquisition, see Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements.

Acquisition of Blis Holdco Limited

On March 3, 2025, we completed the Blis Acquisition, and as a result, Blis became a wholly owned subsidiary of T-Mobile. In exchange, we transferred cash of $180 million.

For more information regarding the Blis Acquisition, see Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements.

Lumos Joint Venture

On April 1, 2025, we completed the joint acquisition of Lumos. During the three months ended June 30, 2025, we invested $932 million to acquire a 50% equity interest in the joint venture and 97,000 fiber customers. In addition, pursuant to the definitive agreement, we expect to make an additional capital contribution of approximately $500 million between 2027 and 2028 under the existing business plan.

For more information regarding the Lumos joint venture, see Note 3 – Joint Ventures of the Notes to the Consolidated Financial Statements.

Metronet Joint Venture

On July 24, 2025, we completed the joint acquisition of Metronet. During the three months ended September 30, 2025, we invested $4.6 billion to acquire a 50% equity interest in the joint venture and 713,000 fiber customers. We do not anticipate making further capital contributions following the closing under the existing business plan.

For more information regarding the Metronet joint venture, see Note 3 – Joint Ventures of the Notes to the Consolidated Financial Statements.

Acquisition of UScellular Wireless Business

On August 1, 2025, we completed the UScellular Acquisition, and as a result, the UScellular Wireless Business became wholly owned by T-Mobile. In exchange, on the UScellular Acquisition Date, we transferred cash of $2.8 billion. Additionally, the closing of the UScellular Acquisition obligated us to execute the Exchange Offers. On August 5, 2025, we executed the Exchange Offers of certain senior notes of UScellular with an aggregate outstanding principal balance of $1.7 billion for T-Mobile notes with the same interest rate, interest payment dates, maturity dates and redemption terms as each corresponding series of senior notes of UScellular.

For more information regarding the UScellular Acquisition, see Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We have arrangements, as amended from time to time, to sell certain EIP accounts receivable and service accounts receivable on a revolving basis as a source of liquidity. As of December 31, 2025, we derecognized net receivables of $1.7 billion upon sale through these arrangements.

For more information regarding these off-balance sheet arrangements, see Note 5 – Sales of Certain Receivables of the Notes to the Consolidated Financial Statements.

Future Sources and Uses of Liquidity

We may seek additional sources of liquidity, including through the issuance of additional debt, to continue to opportunistically acquire spectrum licenses or other long-lived assets in private party transactions, make strategic investments, repurchase shares, pay dividends or for the refinancing of existing long-term debt on an opportunistic basis. Excluding liquidity that could be needed for acquisitions of businesses, spectrum and other long-lived assets, or for any potential stockholder returns, we expect our principal sources of funding to be sufficient to meet our anticipated liquidity needs for business operations for the next 12 months, as well as our longer-term liquidity needs. Our intended use of any such funds is for general corporate purposes, including for capital expenditures, spectrum purchases, opportunistic investments and acquisitions, redemption of debt, tower obligations, share repurchases, and dividend payments.

We determine future liquidity requirements for operations, capital expenditures, share repurchases and dividend payments based in large part upon projected financial and operating performance, and opportunities to acquire additional spectrum or repurchase shares. We regularly review and update these projections for changes in current and projected financial and operating results, general economic conditions, the competitive landscape and other factors. We have incurred, and will incur, substantial expenses to comply with the Government Commitments, and we have incurred all of the remaining restructuring and integration costs associated with the Sprint Merger, with the cash expenditures for the Sprint Merger-related costs extending beyond 2025. Additionally, we are expecting to incur substantial expenses in connection with the UScellular Acquisition, including coordinating and integrating businesses, operations, policies and procedures. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately. These expenses could exceed the costs historically borne by us and adversely affect our financial condition and results of operations. There are a number of additional risks and uncertainties that could cause our financial and operating results and capital requirements to differ materially from our projections, which could cause future liquidity to differ materially from our assessment.

The indentures, supplemental indentures and credit agreements governing our long-term debt to affiliates and third parties, excluding financing leases, contain covenants that, among other things, limit the ability of the Issuers or borrowers and the Guarantor Subsidiaries to incur more debt, create liens or other encumbrances, and merge, consolidate or sell, or otherwise dispose of, substantially all of their assets. We were in compliance with all restrictive debt covenants as of December 31, 2025.

Financing Lease Facilities

We have uncommitted financing lease facilities with certain third parties that provide us with the ability to enter into financing leases for network equipment and services. We expect to enter into up to a total of $1.2 billion in financing lease commitments during the year ending December 31, 2026. As of December 31, 2025, we have entered into $11.1 billion of financing leases under these financing lease facilities, of which $1.2 billion was executed during the year ended December 31, 2025.

Capital Expenditures

Our capital liquidity requirements have been driven primarily by capital expenditures for spectrum licenses, the construction, expansion and upgrading of our network infrastructure, the integration of the networks, spectrum, technology, personnel and customer base of T-Mobile and UScellular, and investments in information technology platforms. We expect to maintain our investment in capital expenditures related to these efforts in 2026 compared to 2025, as we continue our integration efforts, maintain our commitment to build out our nationwide 5G network and continue our digital transformation. Future capital expenditure requirements will be primarily driven by the deployment of acquired spectrum licenses.

For more information regarding our spectrum licenses, see Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements.

Stockholder Returns

On December 13, 2024, we announced that our Board of Directors authorized our 2025 Stockholder Return Program of up to $14.0 billion through December 31, 2025. The 2025 Stockholder Return Program consisted of repurchases of shares of our common stock and the payment of cash dividends.

On November 21, 2024, our Board of Directors declared a cash dividend of $0.88 per share on our issued and outstanding common stock, which was paid on March 13, 2025, to stockholders of record as of the close of business on February 28, 2025.

On February 6, 2025, our Board of Directors declared a cash dividend of $0.88 per share on our issued and outstanding common stock, which was paid on June 12, 2025, to stockholders of record as of the close of business on May 30, 2025.

On June 5, 2025, our Board of Directors declared a cash dividend of $0.88 per share on our issued and outstanding common stock, which was paid on September 11, 2025, to stockholders of record as of the close of business on August 29, 2025.

On September 18, 2025, our Board of Directors declared a cash dividend of $1.02 per share on our issued and outstanding common stock, which was paid on December 11, 2025, to stockholders of record as of the close of business on November 26, 2025.

During the year ended December 31, 2025, we paid an aggregate of $4.1 billion in cash dividends to our stockholders under the 2025 Stockholder Return Program, which were presented within Net cash used in financing activities on our Consolidated Statements of Cash Flows.

During the year ended December 31, 2025, we repurchased 42,363,226 shares of our common stock at an average price per share of $232.96 for a total purchase price of $9.9 billion, under the 2025 Stockholder Return Program.

On December 11, 2025, we announced that our Board of Directors authorized our 2026 Stockholder Return Program of up to $14.6 billion that will run through December 31, 2026. The 2026 Stockholder Return Program is expected to consist of additional repurchases of shares of our common stock and the payment of cash dividends. The declaration and payment of all dividends is subject to the discretion of our Board of Directors and will depend on financial and legal requirements and other considerations. The amount available under the 2026 Stockholder Return Program for share repurchases will be reduced by the amount of any cash dividends declared and paid by us.

The 2026 Stockholder Return Program aligns with our commitment to a balanced capital allocation strategy that supports core and strategic investments in the business while delivering returns to stockholders. From January 1, 2026, through the end of 2027, the Company expects its business plan to support:

- Up to approximately $30.0 billion for share repurchases and cash dividends, which includes the 2026 Stockholder Return Program; and
- Over $22.0 billion in a discretionary and flexible envelope for opportunistic deployment, which may include de-levering, investments in our core business, strategic investments, and/or additional capital returns to stockholders beyond the $30.0 billion allocation.

On December 4, 2025, our Board of Directors declared a cash dividend of $1.02 per share on our issued and outstanding common stock, which will be paid on March 12, 2026, to stockholders of record as of the close of business on February 27, 2026. As of December 31, 2025, $1.1 billion for dividends payable is presented within Other current liabilities on our Consolidated Balance Sheets.

Subsequent to December 31, 2025, from January 1, 2026, through February 6, 2026, we repurchased 5,106,691 shares of our common stock at an average price per share of $192.61 for a total purchase price of $984 million under the 2026 Stockholder Return Program. As of February 6, 2026, we had up to $13.6 billion remaining under the 2026 Stockholder Return Program for repurchases of shares and quarterly dividends through December 31, 2026.

For additional information regarding the 2025 Stockholder Return Program and the 2026 Stockholder Return Program, see Note 15 - Stockholder Return Programs of the Notes to the Consolidated Financial Statements.

Contractual Obligations

In connection with the regulatory approvals of the Sprint Merger, we made commitments to various state and federal agencies, including the U.S. Department of Justice and FCC.

For more information regarding these commitments, see Note 18 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements.

The following table summarizes our material contractual obligations and borrowings as of December 31, 2025, and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods:

(in millions)	Less Than 1 Year		1 - 3 Years		3 - 5 Years		More Than 5 Years		Total	
Long-term debt [1]	$	4,768	$	15,246	$	14,062	$	52,205	$	86,281
Interest on long-term debt		3,593		6,611		5,231		28,670		44,105
Financing lease liabilities, including imputed interest		1,222		1,119		21		7		2,369
Tower obligations [2]		389		810		862		3,239		5,300
Operating lease liabilities, including imputed interest		5,060		9,207		7,841		13,987		36,095
Purchase obligations [3] [4] [5] [6]		5,047		6,181		2,990		2,836		17,054
Spectrum leases and service credits [7]		297		629		645		3,448		5,019
IP transit services liability [8]		100		83		—		—		183
Total contractual obligations	$	20,476	$	39,886	$	31,652	$	104,392	$	196,406

(1)   Represents principal amounts of long-term debt to affiliates and third parties at maturity, excluding unamortized premiums, discounts, debt issuance costs, consent fees, and financing lease obligations. See Note 9 – Debt of the Notes to the Consolidated Financial Statements for further information.

(2)   Future minimum payments, including principal and interest payments, related to the tower obligations. See Note 10 – Tower Obligations of the Notes to the Consolidated Financial Statements for further information.

(3)   The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contracts. Termination penalties are included in the above table as payments due as of the earliest we could exit the contract, typically in less than one year. For certain contracts that include fixed volume purchase commitments and fixed prices for various products, the purchase obligations are calculated using fixed volumes and contractually fixed prices for the products that are expected to be purchased. This table does not include open purchase orders as of December 31, 2025 under normal business purposes. See Note 18 – Commitments and Contingencies of the Notes to the Consolidated Financial Statements for further information.

(4)   On September 12, 2023, we entered into a License Purchase Agreement to acquire spectrum in the 600 MHz band from Comcast in exchange for total cash consideration of between $1.2 billion and $3.3 billion. On January 13, 2025, we and Comcast entered into an amendment to the License Purchase Agreement pursuant to which we will acquire additional spectrum. Subsequent to the amendment, the total cash consideration for the transaction is between $1.2 billion and $3.4 billion. The agreement, as amended, remains subject to an application for FCC approval. Total consideration for this License Purchase Agreement is excluded from our reported purchase obligations above. See Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets of the Notes to the Consolidated Financial Statements for further information.

(5)   On May 1, 2024, we completed the Ka'ena Acquisition and based on the adjusted amount paid upfront, an additional $420 million in future cash and T-Mobile common stock is payable in satisfaction of the earnout and is excluded from our reported purchase commitments above. See Note 2 – Business Combinations of the Notes to the Consolidated Financial Statements for further information.

(6)   On April 1, 2025, we completed the joint acquisition of Lumos and pursuant to the definitive agreement, we expect to make an additional capital contribution of approximately $500 million between 2027 and 2028 under the existing business plan, which is excluded from our reported purchase obligations above. See Note 3 – Joint Ventures of the Notes to the Consolidated Financial Statements for further information.

(7)   Spectrum lease agreements are typically for terms of five to 10 years with automatic renewal provisions, bringing the total term of the agreements up to 30 years.

(8)   On May 1, 2023, we completed the sale of the wireline business to Cogent Infrastructure, Inc. Under the terms of the wireline sale agreement, the Company agreed to make payments pursuant to an IP transit services agreement totaling $700 million, consisting of (i) $350 million in equal monthly installments during the first year after the closing and (ii) $350 million in equal monthly installments over the subsequent 42 months. IP transit services liability represents the remaining amount to be paid associated with the IP transit services agreement.

Certain commitments and obligations are included in the table based on the year of required payment or an estimate of the year of payment. Other long-term liabilities have been omitted from the table above due to the uncertainty of the timing of payments, combined with the lack of historical trends to predict future payments.

The purchase obligations reflected in the table above are primarily commitments to purchase spectrum licenses, wireless devices, network services, equipment, software, marketing sponsorship agreements and other items in the ordinary course of business. These amounts do not represent our entire anticipated purchases in the future but represent only those items for which we are contractually committed. Where we are committed to make a minimum payment to the supplier regardless of whether we take delivery, we have included only that minimum payment as a purchase obligation. The acquisition of spectrum licenses is subject to regulatory approval and other customary closing conditions.

Related Person Transactions

We have related person transactions associated with DT, SoftBank Group Corp. ("SoftBank") (through August 6, 2025, the date SoftBank ceased to be a related person) or their respective affiliates in the ordinary course of business, including intercompany servicing and licensing.

As of February 6, 2026, DT held, directly or indirectly, approximately 52.8% of the outstanding T-Mobile common stock. As a result of the Proxy, Lock-Up and ROFR Agreement, dated April 1, 2020, by and between DT and SoftBank, DT has voting control, as of February 6, 2026, over approximately 56.9% of the outstanding T-Mobile common stock.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 219 of the Iran Threat Reduction and the Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates for the year ended December 31, 2025, that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below with respect to affiliates or former affiliates that we do not control and that are our affiliates or former affiliates solely due to their common control with either DT or SoftBank. We have relied upon DT and SoftBank for information regarding their respective activities, transactions and dealings. On August 6, 2025, SoftBank ceased to be our affiliate.

DT, through certain of its non-U.S. subsidiaries, is party to roaming and interconnect agreements with the following mobile and fixed line telecommunication providers in Iran, some of which are or may be government-controlled entities: Irancell Telecommunications Services Company, Telecommunication Kish Company, Mobile Telecommunication Company of Iran, and Telecommunication Infrastructure Company of Iran. In addition, during the year ended December 31, 2025, DT, through certain of its non-U.S. subsidiaries, provided basic telecommunications services to seven customers in Germany identified on the Specially Designated Nationals and Blocked Persons List maintained by the U.S. Department of Treasury's Office of Foreign Assets Control: Bank Melli, Europäisch-Iranische Handelsbank, CPG Engineering & Commercial Services GmbH, Golgohar Trade and Technology GmbH, International Trade and Industrial Technology ITRITEC GmbH, The Airline of the Islamic Republic of Iran and Kara Industrial Trading GmbH. These services are in the process of being terminated, in particular by undertaking appropriate legal steps before German courts. For the year ended December 31, 2025, gross revenues of all DT affiliates generated by roaming and interconnection traffic and telecommunications services with the Iranian parties identified herein were less than $0.2 million, and the estimated net profits were less than $0.1 million.

In addition, DT, through certain of its non-U.S. subsidiaries that operate a fixed-line network in their respective European home countries (in particular, Germany), provides telecommunications services in the ordinary course of business to the Embassy of Iran in those European countries. Gross revenues and net profits recorded from these activities for the year ended December 31, 2025, were less than $0.1 million. We understand that DT intends to continue these activities.

Separately, SoftBank, through one of its non-U.S. subsidiaries, provides roaming services in Iran through Irancell Telecommunications Services Company. During the year ended December 31, 2025, SoftBank had no gross revenues from such services, and no net profit was generated. We understand that the SoftBank subsidiary intends to continue such services. This subsidiary also provides telecommunications services in the ordinary course of business to accounts affiliated with the Embassy of Iran in Japan. During the year ended December 31, 2025, SoftBank estimates that gross revenues and net profit generated by such services were both under $0.1 million. We understand that the SoftBank subsidiary is obligated under contract and intends to continue such services.

In addition, SoftBank, through one of its non-U.S. indirect subsidiaries, provides office supplies to the Embassy of Iran in Japan. SoftBank estimates that gross revenues and net profit generated by such services during the year ended December 31, 2025, were both under $0.1 million. We understand that the SoftBank subsidiary intends to continue such activities.

Critical Accounting Estimates

Our significant accounting policies are fundamental to understanding our results of operations and financial condition as they require that we use estimates and assumptions that may affect the value of our assets or liabilities and financial results. See Note 1 – Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements for further information.

Two of these policies, discussed below, relate to critical estimates because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. Actual results could differ from those estimates.

Management and the Audit Committee of the Board of Directors have reviewed and approved the accounting policies associated with these critical estimates.

Depreciation

Our property and equipment balance represents a significant component of our consolidated assets. We record property and equipment at cost, and we generally depreciate property and equipment on a straight-line basis over the estimated useful life of the assets. If all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of our in-service property and equipment would have resulted in a decrease of approximately $3.4 billion in our 2025 depreciation expense and that a one-year decrease in the useful life would have resulted in an increase of approximately $5.3 billion in our 2025 depreciation expense.

See Note 1 – Summary of Significant Accounting Policies and Note 6 – Property and Equipment of the Notes to the Consolidated Financial Statements for information regarding depreciation of assets, including management's underlying estimates of useful lives.

Income Taxes

We account for uncertainty in income taxes recognized in the financial statements in accordance with the accounting guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We assess whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position and adjust the unrecognized tax benefits in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law.

The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations by management and the relevant government taxing authorities. In establishing a provision for income tax expense, we must make judgments about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Our interpretations may be subjected to review during examination by taxing authorities and disputes may arise over the respective tax positions. We attempt to resolve these disputes during the tax examination and audit process and ultimately through the court system when applicable.

We monitor relevant tax authorities and revise our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Revisions of our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such revisions in our estimates may be material to our Income tax expense for any given quarter.

Accounting Pronouncements Not Yet Adopted

For information regarding recently issued accounting standards, see Note 1 – Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to economic risks in the normal course of business, primarily from changes in interest rates, including changes in investment yields and changes in spreads due to credit risk and other factors. These risks, along with other business risks, impact our cost of capital. Our policy is to manage exposure related to fluctuations in interest rates in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. We have established interest rate risk limits that are closely monitored by measuring interest rate sensitivities of our debt portfolio. As of December 31, 2025, we held €4.8 billion in EUR-denominated Senior Notes, which are subject to foreign currency exchange rate fluctuations. We have entered into cross-currency swap agreements that qualify and have been designated as fair value hedges of our EUR-denominated debt, mitigating our exposure to foreign currency transaction gains and losses. We do not foresee significant changes in the strategies used to manage market risk in the near future.

Certain sources of financing available to us, including our Revolving Credit Facility and ECA Facilities, bear interest that is indexed to a benchmark rate plus a fixed margin. As of December 31, 2025, we had drawn $2.0 billion under our ECA Facilities. See Note 9 – Debt of the Notes to the Consolidated Financial Statements for additional information.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of T-Mobile US, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of T-Mobile US, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Annual Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenues – Refer to Notes 1 and 11 to the consolidated financial statements

Critical Audit Matter Description

The Company generates revenues from providing wireless communications services and selling devices and accessories to customers. The processing and recording of postpaid and prepaid service revenues related to monthly wireless services billings is highly automated and is based on contractual terms with customers. Equipment revenues related to device and accessory sales are typically recognized at a point in time when control of the device or accessory is transferred to the customer or dealer. The Company's postpaid service revenues, prepaid service revenues and equipment revenues consist of a significant volume of low-dollar transactions accumulated from multiple systems and databases.

Given the large volume of low-dollar postpaid service, prepaid service and equipment revenue transactions which are initiated, accumulated, and recorded in multiple systems and databases, auditing postpaid service revenues, prepaid service revenues and equipment revenues was complex and challenging due to the extent of audit effort required and the need for professionals with expertise in information technology (IT) to identify, evaluate, and test the Company's systems, databases, automated controls, and system interface controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's postpaid service revenue, prepaid service revenue and equipment revenue transactions included the following, among others:

- With the assistance of our IT specialists, we:
    ◦ Identified the relevant systems and databases used to process postpaid service, prepaid service and equipment revenue transactions and tested the relevant IT controls over each of those systems and databases.
    ◦ Performed testing of automated business controls and system interface controls within postpaid service, prepaid service and equipment revenues.
- We tested internal controls in the revenue accounting processes, including those in place to (a) establish revenue recognition accounting policies for promotional offers, (b) record revenue and the related promotional offers in accordance with the established accounting policies and (c) reconcile the various systems to the Company's general ledger.
- We created data visualizations to evaluate recorded postpaid service, prepaid service and equipment revenue and trends in the related subscriber data.
- For a selection of equipment revenue transactions, we compared the amounts recognized to contractual agreements or other source documents and tested the mathematical accuracy of the recorded revenue.
- We developed an expectation of postpaid and prepaid service revenue amounts using historical service revenue and subscriber information and compared it to the recorded amount.
- We tested the accuracy and completeness of the subscriber information used in our audit procedures by selecting a sample of the subscriber information and for those selections agreeing the selected subscriber information to supporting documentation.

/s/ Deloitte & Touche LLP
Seattle, Washington
February 11, 2026

We have served as the Company's auditor since 2022.

T-Mobile US, Inc.
Consolidated Balance Sheets

(in millions, except share and per share amounts)		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash and cash equivalents	$	5,598	$	5,409
Accounts receivable, net of allowance for credit losses of $226 and $176		4,874		4,276
Equipment installment plan receivables, net of allowance for credit losses and imputed discount of $733 and $656		4,997		4,379
Inventory		2,405		1,607
Prepaid expenses		1,215		880
Other current assets		5,372		1,853
Total current assets		24,461		18,404
Property and equipment, net		38,333		38,533
Operating lease right-of-use assets		25,692		25,398
Financing lease right-of-use assets		2,760		3,091
Goodwill		13,678		13,005
Spectrum licenses		98,032		100,558
Other intangible assets, net		3,843		2,512
Equipment installment plan receivables due after one year, net of allowance for credit losses and imputed discount of $213 and $158		2,683		2,209
Other assets		9,755		4,325
Total assets	$	219,237	$	208,035
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	10,280	$	8,463
Short-term debt		5,135		4,068
Deferred revenue		1,533		1,222
Short-term operating lease liabilities		3,814		3,281
Short-term financing lease liabilities		1,163		1,175
Other current liabilities		2,575		1,965
Total current liabilities		24,500		20,174
Long-term debt		79,649		72,700
Long-term debt to affiliates		1,498		1,497
Tower obligations		3,532		3,664
Deferred tax liabilities		19,583		16,700
Operating lease liabilities		26,371		26,408
Financing lease liabilities		1,107		1,151
Other long-term liabilities		3,794		4,000
Total long-term liabilities		135,534		126,120
Commitments and contingencies (Note 18)				
Stockholders' equity				
Common stock, par value $0.00001 per share, 2,000,000,000 shares authorized; 1,275,774,235 and 1,271,074,364 shares issued, 1,106,930,661 and 1,144,579,681 shares outstanding		—		—
Additional paid-in capital		69,460		68,798
Treasury stock, at cost, 168,843,574 and 126,494,683 shares		(30,545)		(20,584)
Accumulated other comprehensive loss		(848)		(857)
Retained earnings		21,136		14,384
Total stockholders' equity		59,203		61,741
Total liabilities and stockholders' equity	$	219,237	$	208,035

The accompanying notes are an integral part of these consolidated financial statements.

T-Mobile US, Inc.
Consolidated Statements of Comprehensive Income

(in millions, except share and per share amounts)	Year Ended December 31,		
	2025	2024	2023
Revenues			
Postpaid revenues	$ 57,932	$ 52,340	$ 48,692
Prepaid revenues	10,497	10,399	9,767
Wholesale and other service revenues	2,877	3,439	4,782
Total service revenues	71,306	66,178	63,241
Equipment revenues	15,972	14,263	14,138
Other revenues	1,031	959	1,179
Total revenues	88,309	81,400	78,558
Operating expenses			
Cost of services, exclusive of depreciation and amortization shown separately below	11,497	10,771	11,655
Cost of equipment sales, exclusive of depreciation and amortization shown separately below	21,277	18,882	18,533
Selling, general and administrative	23,470	20,818	21,311
Gain on disposal group held for sale	—	—	(25)
Impairment expense	278	—	—
Depreciation and amortization	13,508	12,919	12,818
Total operating expenses	70,030	63,390	64,292
Operating income	18,279	18,010	14,266
Other expense, net			
Interest expense, net	(3,774)	(3,411)	(3,335)
Other (expense) income, net	(224)	113	68
Total other expense, net	(3,998)	(3,298)	(3,267)
Income before income taxes	14,281	14,712	10,999
Income tax expense	(3,289)	(3,373)	(2,682)
Net income	$ 10,992	$ 11,339	$ 8,317
Net income	$ 10,992	$ 11,339	$ 8,317
Other comprehensive income, net of tax			
Reclassification of loss from cash flow hedges, net of tax effect of $65, $60 and $56	190	176	163
(Losses) gains on fair value hedges, net of tax effect of $(64), $5 and $0	(187)	16	—
Unrealized (loss) gain on foreign currency translation adjustment, net of tax effect of $0, $0 and $0	(1)	—	9
Actuarial gain (loss), net of amortization and reclassification, on pension and other postretirement benefits, net of tax effect of $2, $(29) and $(31)	7	(85)	(90)
Other comprehensive income	9	107	82
Total comprehensive income	$ 11,001	$ 11,446	$ 8,399
Earnings per share			
Basic	$ 9.75	$ 9.70	$ 7.02
Diluted	$ 9.72	$ 9.66	$ 6.93
Weighted-average shares outstanding			
Basic	1,127,984,348	1,169,195,373	1,185,121,562
Diluted	1,131,076,251	1,173,213,898	1,200,286,264

The accompanying notes are an integral part of these consolidated financial statements.

T-Mobile US, Inc.
Consolidated Statements of Cash Flows

(in millions)	Year Ended December 31,		
	2025	2024	2023
Operating activities			
Net income	$ 10,992	$ 11,339	$ 8,317
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	13,508	12,919	12,818
Stock-based compensation expense	829	649	667
Deferred income tax expense	2,864	3,120	2,600
Bad debt expense	1,370	1,192	898
Losses from sales of receivables	58	62	165
Impairment expense	278	—	—
Loss on remeasurement of disposal group held for sale	—	—	9
Changes in operating assets and liabilities			
Accounts receivable	(755)	(3,088)	(5,038)
Equipment installment plan receivables	(877)	(523)	170
Inventory	(615)	131	197
Operating lease right-of-use assets	3,635	3,480	3,721
Other current and long-term assets	(1,488)	(411)	(358)
Accounts payable and accrued liabilities	1,542	(2,041)	(1,126)
Short- and long-term operating lease liabilities	(3,457)	(3,879)	(3,785)
Other current and long-term liabilities	(379)	(678)	(839)
Other, net	445	21	143
Net cash provided by operating activities	27,950	22,293	18,559
Investing activities			
Purchases of property and equipment, including capitalized interest of $(43), $(34) and $(104)	(9,955)	(8,840)	(9,801)
Purchases of spectrum licenses and other intangible assets, including deposits	(2,568)	(3,471)	(1,010)
Proceeds from the sale of property, equipment and intangible assets	2,168	99	153
Proceeds from sales of tower sites	—	—	12
Proceeds related to beneficial interests in securitization transactions	—	3,579	4,816
Acquisition of companies, net of cash acquired	(3,523)	(373)	—
Investments in unconsolidated affiliates, net	(4,056)	(18)	(7)
Other, net	327	(48)	8
Net cash used in investing activities	(17,607)	(9,072)	(5,829)
Financing activities			
Proceeds from issuance of long-term debt, net	12,010	8,587	8,446
Repayments of financing lease obligations	(1,252)	(1,367)	(1,227)
Repayments of long-term debt	(6,199)	(5,073)	(5,051)
Repurchases of common stock	(9,974)	(11,228)	(13,074)
Dividends on common stock	(4,121)	(3,300)	(747)
Tax withholdings on share-based awards	(434)	(269)	(297)
Other, net	(111)	(165)	(147)
Net cash used in financing activities	(10,081)	(12,815)	(12,097)
Effect of exchange rate changes on cash and cash equivalents, including restricted cash	1	—	—
Change in cash and cash equivalents, including restricted cash	263	406	633
Cash and cash equivalents, including restricted cash			
Beginning of period	5,713	5,307	4,674
End of period	$ 5,976	$ 5,713	$ 5,307

The accompanying notes are an integral part of these consolidated financial statements.

T-Mobile US, Inc.
Consolidated Statement of Stockholders' Equity

(in millions, except share and per share amounts)	Common Stock Outstanding	Treasury Shares Outstanding	Treasury Shares at Cost	Par Value and Additional Paid-in Capital	Accumulated Other Comprehensive Loss	(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2022	1,233,960,078	22,916,449	$ (3,016)	$ 73,941	$ (1,046)	$ (223)	$ 69,656
Net income	—	—	—	—	—	8,317	8,317
Dividends declared ($0.65 per share)	—	—	—	—	—	(747)	(747)
Other comprehensive income	—	—	—	—	82	—	82
Stock-based compensation	—	—	—	687	—	—	687
Stock issued for employee stock purchase plan	1,771,475	—	—	210	—	—	210
Issuance of vested restricted stock units	6,074,565	—	—	—	—	—	—
Shares withheld related to net share settlement of stock awards and stock options	(2,027,800)	—	—	(297)	—	—	(297)
Repurchases of common stock	(92,925,044)	92,925,044	(13,255)	—	—	—	(13,255)
SoftBank contingent shares settlement[1]	48,751,557	(48,751,557)	6,901	(6,849)	—	—	52
Other, net	202,500	6,887	(3)	13	—	—	10
Balance as of December 31, 2023	1,195,807,331	67,096,823	(9,373)	67,705	(964)	7,347	64,715
Net income	—	—	—	—	—	11,339	11,339
Dividends declared ($3.71 per share)	—	—	—	—	—	(4,302)	(4,302)
Other comprehensive income	—	—	—	—	107	—	107
Stock-based compensation	—	—	—	619	—	—	619
Stock issued for employee stock purchase plan	1,519,242	—	—	191	—	—	191
Issuance of vested restricted stock units	4,740,186	—	—	—	—	—	—
Shares withheld related to net share settlement of stock awards and stock options	(1,552,111)	—	—	(269)	—	—	(269)
Repurchases of common stock	(59,376,922)	59,376,922	(11,206)	—	—	—	(11,206)
Ka'ena Acquisition upfront consideration	3,264,952	—	—	536	—	—	536
Other, net	177,003	20,938	(5)	16	—	—	11
Balance as of December 31, 2024	1,144,579,681	126,494,683	(20,584)	68,798	(857)	14,384	61,741
Net income	—	—	—	—	—	10,992	10,992
Dividends declared ($3.80 per share)	—	—	—	—	—	(4,240)	(4,240)
Other comprehensive income	—	—	—	—	9	—	9
Stock-based compensation	—	—	—	829	—	—	829
Stock issued for employee stock purchase plan	1,150,449	—	—	214	—	—	214
Issuance of vested restricted stock units	5,150,225	—	—	—	—	—	—
Shares withheld related to net share settlement of stock awards and stock options	(1,677,377)	—	—	(434)	—	—	(434)
Repurchases of common stock	(42,363,226)	42,363,226	(9,957)	—	—	—	(9,957)
Other, net	90,909	(14,335)	(4)	53	—	—	49
Balance as of December 31, 2025	1,106,930,661	168,843,574	$ (30,545)	$ 69,460	$ (848)	$ 21,136	$ 59,203

(1) Represents the issuance of the SoftBank Specified Shares pursuant to the Letter Agreement. See Note 16 – Earnings Per Share of the Notes to the Consolidated Financial Statements for more information.

The accompanying notes are an integral part of these consolidated financial statements.

T-Mobile US, Inc.
Index for Notes to the Consolidated Financial Statements

T-Mobile US, Inc.
Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Description of Business

T-Mobile US, Inc. ("T-Mobile," "we," "our," "us" or the "Company"), together with its consolidated subsidiaries, is a leading provider of wireless communications and broadband services, including voice, messaging and data, under its flagship brands, T-Mobile, Metro™ by T-Mobile ("Metro by T-Mobile") and Mint Mobile, in the United States, Puerto Rico and the U.S. Virgin Islands. Substantially all of our revenues were earned in, and substantially all of our long-lived assets are located in, the U.S., Puerto Rico and the U.S. Virgin Islands. We provide wireless communications and broadband services primarily using our 5G technology network. We also offer a wide selection of wireless devices, including handsets, tablets and other mobile communication devices, and accessories for sale, as well as financing through equipment installment plans ("EIP"). We provide reinsurance for device insurance policies and extended warranty contracts offered to our wireless communications customers.

Basis of Presentation

The accompanying consolidated financial statements include the balances and results of operations of T-Mobile and our consolidated subsidiaries. We consolidate majority-owned subsidiaries over which we exercise control, as well as variable interest entities ("VIEs") for which we are deemed to be the primary beneficiary and VIEs, which cannot be deconsolidated, such as those related to our Tower obligations as discussed in Note 10 – Tower Obligations. Intercompany transactions and balances have been eliminated in consolidation. Investments in entities that we do not control but have significant influence are accounted for under the equity method. We record our proportionate share of our equity method investees' earnings (losses) within Other (expense) income, net on our Consolidated Statements of Comprehensive Income. We operate as a single operating segment.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires our management to make estimates and assumptions which affect our consolidated financial statements and accompanying notes. Estimates are based on historical experience, where applicable, and other assumptions which our management believes are reasonable under the circumstances. These estimates are inherently subject to judgment and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid money market funds and U.S. Treasury securities with remaining maturities of three months or less at the date of purchase.

Receivables and Related Allowance for Credit Losses

Accounts Receivable

Accounts receivable balances are predominantly comprised of amounts currently due from customers (e.g., for wireless communications services), device insurance administrators, wholesale partners, other carriers and third-party retail channels. Accounts receivable are presented on our Consolidated Balance Sheets at their amortized cost basis (i.e., the receivables' unpaid principal balance ("UPB") as adjusted for any written-off amounts relating to impairment), net of the allowance for credit losses. We have an arrangement to sell certain of our customer service accounts receivable on a revolving basis, which are treated as sales of financial assets. See Note 5 – Sales of Certain Receivables for further information.

Equipment Installment Plan Receivables

We offer certain customers the option to pay for their devices and other purchases in installments, generally over a period of 24 months, using an EIP. Installment loans acquired in the UScellular Acquisition (as defined below) are included in EIP receivables and generally have an initial term of 36 months. EIP receivables are presented on our Consolidated Balance Sheets at their amortized cost basis (i.e., the receivables' UPB as adjusted for any written-off amounts due to impairment and unamortized discounts), net of the allowance for credit losses. At the time of an installment sale, we impute a discount for interest if the term exceeds 12 months as there is no stated rate of interest on the receivables. The receivables are recorded at their present value, which is determined by discounting expected future cash payments at the imputed interest rate. This adjustment results in a discount or reduction in the transaction price of the contract with a customer, which is allocated to the performance obligations of the arrangement such as Service and Equipment revenues on our Consolidated Statements of Comprehensive Income. The imputed discount rate reflects a current market interest rate and includes a component for estimated credit risk underlying the EIP receivable, reflecting the estimated credit worthiness of the customer. The imputed discount on receivables is amortized over the financed installment term using the effective interest method and recognized as Other revenues on our Consolidated Statements of Comprehensive Income.

The current portion of the EIP receivables is included in Equipment installment plan receivables, net and the long-term portion of the EIP receivables is included in Equipment installment plan receivables due after one year, net on our Consolidated Balance Sheets. We have an arrangement to sell certain EIP receivables on a revolving basis, which are treated as sales of financial assets. See Note 5 – Sales of Certain Receivables for further information. Additionally, certain of our EIP receivables included on our Consolidated Balance Sheets secure our asset-backed notes ("ABS Notes"). See Note 9 – Debt for further information.

Allowance for Credit Losses

We maintain an allowance for credit losses by applying an expected credit loss model. Each period, management assesses the appropriateness of the level of allowance for credit losses by considering credit risk inherent within each portfolio segment (i.e., accounts receivable and EIP receivable portfolio segments) as of period end. Each portfolio segment is comprised of pools of receivables that are evaluated collectively based on similar risk characteristics. Our allowance levels consider estimated credit risk over the contractual life of the receivables and are influenced by receivable volumes, receivable delinquency status, historical loss experience and other conditions that affect loss expectations, such as changes in credit and collections policies and forecasts of macroeconomic conditions. While we attribute portions of the allowance to our respective portfolio segments, the entire allowance is available to credit losses related to the total receivable portfolio.

We consider a receivable past due and delinquent when a customer has not paid us by the contractually specified payment due date. Account balances are written off against the allowance for credit losses if collection efforts are unsuccessful and the receivable balance is deemed uncollectible (customer default), based on factors such as customer credit ratings as well as the length of time the amounts are past due.

If there is a deterioration of our customers' financial condition or if future actual default rates on receivables in general differ from those currently anticipated, we will adjust our allowance for credit losses accordingly.

Inventories

Inventories consist primarily of wireless devices and accessories, which are valued at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates average cost. Shipping and handling costs paid to wireless device and accessories vendors as well as costs to refurbish used devices are included in the standard cost of inventory. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of disposal and transportation. We record inventory write-downs to net realizable value for obsolete and slow-moving items based on inventory turnover trends and historical experience.

Recourse Guarantee Liabilities and Deferred Purchase Price Assets

In connection with the sales of certain service and EIP accounts receivable pursuant to the sale arrangements, we have recourse guarantee liabilities, beginning on November 1, 2024, and deferred purchase price assets, prior to November 1, 2024, measured at fair value that are based on a discounted cash flow model using unobservable Level 3 inputs, including estimated customer default rates and credit worthiness. See Note 5 – Sales of Certain Receivables for further information.

Long-Lived Assets

Long-lived assets include assets that do not have indefinite lives, such as property and equipment and certain intangible assets.

Property and Equipment

Property and equipment consists of buildings and equipment, including certain network server equipment, wireless communications systems, leasehold improvements, capitalized software, leased wireless devices and construction in progress. Wireless communications systems include assets to operate our wireless network and information technology data centers, including tower assets, leasehold improvements and asset retirement costs. Leasehold improvements include asset improvements other than those related to the wireless network.

Property and equipment are recorded at cost less accumulated depreciation and impairments, if any, in Property and equipment, net on our Consolidated Balance Sheets. We generally depreciate property and equipment over the period the property and equipment provide economic benefit using the straight-line method. Depreciable life studies are performed periodically to confirm the appropriateness of depreciable lives for certain categories of property and equipment. These studies take into account actual usage, physical wear and tear, replacement history and assumptions about technology evolution. When these factors indicate the useful life of an asset is different from the previous assessment, the remaining book value is depreciated prospectively over the adjusted remaining estimated useful life. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease term.

Costs of major replacements and improvements are capitalized. Repair and maintenance expenditures which do not enhance or extend the asset's useful life are charged to operating expenses as incurred. Construction costs, labor and overhead incurred in the expansion or enhancement of our wireless network are capitalized. Capitalization commences with pre-construction period administrative and technical activities, which include obtaining zoning approvals and building permits, and ceases at the point at which the asset is ready for its intended use. We capitalize interest associated with the acquisition or construction of certain property and equipment. Capitalized interest is reported as a reduction in interest expense and depreciated over the useful life of the related asset.

We record an asset retirement obligation for the estimated fair value of legal obligations associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related asset in the period in which the obligation is incurred. In periods subsequent to initial measurement, we recognize changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate. Over time, the liability is accreted to its present value and the capitalized cost is depreciated over the estimated useful life of the asset. Our obligations relate primarily to certain legal obligations to remediate leased property on which our network infrastructure and administrative assets are located.

We capitalize certain costs incurred in connection with developing or acquiring internal use software. Capitalization of software costs commences once the final selection of the specific software solution has been made and management authorizes and commits to funding the software project and ceases once the project is ready for its intended use. Capitalized software costs are included in Property and equipment, net on our Consolidated Balance Sheets and are amortized on a straight-line basis over the estimated useful life of the asset. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Other Intangible Assets

Intangible assets that do not have indefinite useful lives are amortized over their estimated useful lives.

Customer relationships are amortized using the sum-of-the-years digits method. The remaining finite-lived intangible assets are amortized using the straight-line method.

See Note 7 - Goodwill, Spectrum License Transactions and Other Intangible Assets for further information.

Impairment

We assess potential impairments to our long-lived assets when events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If any indicators of impairment are present, we test recoverability. The carrying value of a long-lived asset or asset group is not recoverable if the carrying value exceeds the sum of the estimated undiscounted future cash flows expected to be generated from the use and eventual disposition of the asset or asset group. If the estimated undiscounted future cash flows do not exceed the asset or asset group's carrying amount, then an impairment loss is recorded, measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its estimated fair value.

See Note 6 - Property and Equipment for further information.

Business Combinations

Assets acquired and liabilities assumed as part of a business combination are generally recorded at their fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Determining fair value of identifiable assets, particularly intangibles, and liabilities acquired requires management to make estimates, which are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset or liability. See Note 2 – Business Combinations for further discussion of our acquisitions.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination and is assigned at the reporting unit level. We identify our reporting units at the level of our Wireless operating segment or one level below.

Spectrum Licenses

Spectrum licenses are carried at costs incurred to acquire the spectrum licenses and the costs to prepare the spectrum licenses for their intended use, such as costs to clear acquired spectrum licenses. The FCC issues spectrum licenses which provide us with the exclusive right to utilize designated radio frequency spectrum within specific geographic service areas to provide wireless communications services. Spectrum licenses are issued for a fixed period of time, typically up to 15 years; however, the FCC has granted license renewals routinely and at a nominal cost. The spectrum licenses acquired expire at various dates and we believe we will be able to meet all requirements necessary to secure renewal of our spectrum licenses at a nominal cost. Moreover, we determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our spectrum licenses. The utility of radio frequency spectrum does not diminish while activated on our network nor does it otherwise deteriorate over time. Therefore, we determined the spectrum licenses should be treated as indefinite-lived intangible assets.

At times, we enter into agreements to sell or exchange spectrum licenses. Upon entering into a sale or exchange arrangement, if the transaction has been deemed to have commercial substance and the spectrum licenses meet the held for sale criteria, the licenses are classified as held for sale at their carrying value, as adjusted for any impairment recognized, included in Other current assets or Other assets on our Consolidated Balance Sheets until approval and completion of the sale or an exchange. Upon closing of the transaction, spectrum licenses acquired as part of an exchange of nonmonetary assets are recorded at fair value and the difference between the fair value of the spectrum licenses obtained, carrying value of the spectrum licenses transferred and cash paid, if any, is recognized as a gain or loss on disposal of spectrum licenses included in Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income. Our fair value estimates of spectrum licenses are based on information for which there is little or no observable market data. If the transaction lacks commercial substance or the fair value is not measurable, the acquired spectrum licenses are recorded at our carrying value of the spectrum assets transferred or exchanged.

We have lease agreements (the "Agreements") with various educational and non-profit institutions that provide us with the right to use Federal Communications Commission ("FCC") spectrum licenses (known as "Educational Broadband Services" or "EBS" spectrum) in the 2.5 GHz band. The Agreements are typically for terms of five to 10 years with automatic renewal provisions, bringing the total term of the Agreements up to 30 years. A majority of the Agreements include a right of first refusal to acquire, lease or otherwise use the license at the end of the automatic renewal periods.

Leased FCC spectrum licenses are recorded as executory contracts, and contractual lease payments are recognized on a straight-line basis over the remaining term of the arrangement, including renewals, and are presented in Cost of services on our Consolidated Statements of Comprehensive Income.

The spectrum licenses we hold plus the spectrum leases enhance the overall value of our spectrum licenses as the collective value is higher than the value of individual bands of spectrum within a specific geography. This value is derived from the ability to provide wireless service to customers across large geographic areas and maintain the same or similar wireless connectivity quality. This enhanced value from combining owned and leased spectrum licenses is referred to as an aggregation premium.

The aggregation premium is a component of the overall fair value of our owned FCC spectrum licenses.

Impairment

We assess the carrying value of our goodwill and other indefinite-lived intangible assets, such as our spectrum license portfolio, for potential impairment annually as of December 31 or more frequently, if events or changes in circumstances indicate such assets might be impaired.

We test goodwill on a reporting unit basis by comparing the estimated fair value of the reporting unit to its book value. If the fair value of the reporting unit exceeds the book value, then no impairment is measured.

When assessing goodwill for impairment we may elect to first perform a qualitative assessment to determine if the quantitative impairment test is necessary. If we do not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform a quantitative test. We recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. We employ a qualitative approach to assess our reporting units. The fair value of each reporting unit is determined using both a market approach and an income approach. We utilize market capitalization, discounted cash flow model and a market multiples approach to estimate the fair value of our reporting units. We recognize that the market capitalization of T-Mobile and the trading multiples of the comparable public companies are subject to volatility and will monitor changes in market capitalization and the trading multiples of the comparable public companies to determine whether declines, if any, necessitate an interim impairment review. In the event market capitalization or the indicated value from market multiples of comparable public companies indicate a decline in fair value below the carrying value of each reporting unit, we will consider the length, severity and reasons for the decline when assessing whether potential impairment exists, including considering whether a control premium should be added to the market capitalization. We believe short-term fluctuations in share price may not necessarily reflect the underlying aggregate fair value. No events or changes in circumstances have occurred that indicate the fair value of our reporting units may be below their carrying amount at December 31, 2025.

We test our spectrum licenses for impairment on an aggregate basis, consistent with our management of the overall business at a national level. We may elect to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an intangible asset is less than its carrying value. If we do not perform the qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the intangible asset is less than its carrying amount, we calculate the estimated fair value of the intangible asset. If the estimated fair value of the spectrum licenses is lower than their carrying amount, an impairment loss is recognized for the difference. We employ the qualitative method.

We estimate fair value of spectrum licenses using the Greenfield methodology and comparable market transactions. The Greenfield methodology values the spectrum licenses by calculating the cash flow generating potential of a hypothetical start-up company that goes into business with no assets except for the asset to be valued (in this case, spectrum licenses) and makes investments required to build an operation comparable to current use. The value of the spectrum licenses is the present value of the cash flows of this hypothetical start-up company. We base the assumptions underlying the Greenfield methodology on a combination of market participant data and our historical results, trends and business plans. Future cash flows in the Greenfield methodology are based on estimates and assumptions of market participant revenues, EBITDA margin, network build-out period and a long-term growth rate for a market participant. The cash flows are discounted using a weighted-average cost of capital. Where market data is available, we also incorporate indicated spectrum license values using a market multiple approach. No events or change in circumstances have occurred that indicate the fair value of the Spectrum licenses may be below their carrying amount at December 31, 2025.

The valuation approaches utilized to estimate fair value for the purposes of the impairment tests of goodwill and spectrum licenses may require that management make difficult, subjective and complex judgments about matters that are inherently uncertain. If actual results or future expectations are not consistent with the assumptions used in our estimate of fair value, it may result in the recording of significant impairment charges on goodwill or spectrum licenses. The most significant assumptions within the valuation models are the discount rate based on the weighted-average cost of capital, revenues, EBITDA margins, capital expenditures and long-term growth rate.

For more information regarding our impairment assessments of indefinite-lived intangible assets, see Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets.

Equity Method Investments

Investments in entities that we do not control but have significant influence are accounted for under the equity method. We record our proportionate share of our equity method investees' earnings (losses) within Other (expense) income, net on our Consolidated Statements of Comprehensive Income.

Impairment

For our equity method investments, we perform a qualitative assessment for impairment quarterly or whenever significant events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. We consider whether impairment indicators exist by evaluating the companies' financial and liquidity position and access to capital resources, among other indicators. If a qualitative assessment indicates that the investment may be impaired, we prepare a quantitative assessment of the fair value of the investment using a market approach or an income approach.

In the event the estimated fair value of an investment declines below the carrying value and we determine the decline in fair value is other than temporary, an impairment charge is recorded, measured as the amount by which the carrying amount of the investment exceeds its estimated fair value.

Fair Value Measurements

We carry certain assets and liabilities at fair value. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs based on the observability as of the measurement date, is as follows:

Level 1   Quoted prices in active markets for identical assets or liabilities;
Level 2   Observable inputs other than the quoted prices in active markets for identical assets and liabilities; and
Level 3   Unobservable inputs for which there is little or no market data, which require us to develop assumptions of what market participants would use in pricing the asset or liability.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities being measured within the fair value hierarchy.

The carrying values of Cash and cash equivalents, Accounts receivable and Accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments. The carrying values of EIP receivables approximate fair value as the receivables are generally recorded at their present value using an imputed interest rate. With the exception of certain long-term fixed-rate debt, there were no financial instruments with a carrying value materially different from their fair value. See Note 8 – Fair Value Measurements for a comparison of the carrying values and fair values of our short-term and long-term debt.

Foreign Currency Transactions

As of December 31, 2025, we held €4.8 billion of euro ("EUR") denominated debt, which is subject to foreign currency exchange rate fluctuations. T-Mobile's functional currency is the U.S. dollar ("USD"). Each period, we convert activity and balances in EUR into USD using average exchange rates for the period for income statement amounts and using end-of-period or spot exchange rates for assets and liabilities. We record transaction gains and losses resulting from the conversion of transaction currency to functional currency as a component of Other (expense) income, net on our Consolidated Statements of Comprehensive Income.

Derivative and Hedging Instruments

The Company manages its exposure to foreign exchange rates and interest rates through a risk management program that includes the use of derivative financial instruments, including cross-currency swaps. We designate certain derivatives as accounting hedge relationships. We do not hold derivatives for trading or speculative purposes.

We record derivatives on our Consolidated Balance Sheets and recognize them as either assets or liabilities at fair value. Fair value is derived primarily from observable market data, and our derivatives are classified as Level 2 in the fair value hierarchy.

Cash flows associated with qualifying hedge derivative instruments are presented in the same category on our Consolidated Statements of Cash Flows as the item being hedged. For fair value hedges, other than foreign currency hedges, the change in the fair value of the derivative instruments is recognized in earnings through the same income statement line item as the change in the fair value of the hedged item. For cash flow hedges, as well as fair value foreign currency hedges, the change in the fair value of the derivative instruments is reported in Accumulated other comprehensive loss and recognized in earnings when the hedged item is recognized in earnings, again, through the same income statement line item.

Revenue Recognition

We primarily generate our revenue from providing wireless communications services and selling devices and accessories to customers. Our contracts with customers may involve more than one performance obligation, which include wireless services, wireless devices or a combination thereof, and we allocate the transaction price between each performance obligation based on its relative standalone selling price.

Wireless Communications Services Revenue

We generate our wireless communications services revenues from providing access to, and usage of, our wireless communications network. Service revenues also include revenues earned for providing premium services to customers, such as device insurance services. Generally, service contracts are billed monthly in advance of services being transferred or are prepaid. Service revenue is recognized as we satisfy our performance obligation to transfer service to our customers. We typically satisfy our stand-ready performance obligations, including unlimited wireless services, evenly over the contract term as services are transferred to our customers.

The enforceable duration of our postpaid service contracts with customers is typically one month. However, promotional EIP bill credits offered to a customer on an equipment sale that are paid over time and are contingent on the customer maintaining a service contract may result in an extended service contract based on whether a substantive penalty is deemed to exist.

Revenue is recorded net of costs paid to a third party for performance obligations where we facilitate an arrangement for the other party to transfer goods or services to our customer (i.e., when we are acting as an agent). For example, performance obligations relating to services provided by third-party content providers where we neither control a right to the content provider's service nor control the underlying service itself are presented net.

Consideration payable to a customer is treated as a reduction of the total transaction price, unless the payment is in exchange for a distinct good or service, such as certain commissions paid to dealers, in which case the payment is treated as a purchase of that distinct good or service.

Federal Universal Service Fund ("USF") and state USF fees are assessed to T-Mobile by various governmental authorities in connection with the services we provide to our customers and are included in Cost of services. When we separately bill and collect these regulatory fees from customers, they are recorded gross in Total service revenues on our Consolidated Statements of Comprehensive Income. For the years ended December 31, 2025, 2024 and 2023, we recorded approximately $400 million, $386 million and $317 million, respectively, of USF fees on a gross basis.

We have made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed to the customer by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer on behalf of the taxing agency (e.g., sales, use, value added, and some excise taxes).

Equipment Revenues

We generate equipment revenues from the sale of mobile communication devices and accessories. Equipment revenues related to device and accessory sales are typically recognized at a point in time when control of the device or accessory is transferred to the customer or dealer. We have elected to account for shipping and handling activities that occur after control of the related good transfers as fulfillment activities, as opposed to performance obligations. We estimate variable consideration (e.g., device returns or certain payments to indirect dealers) primarily based on historical experience. Equipment sales for which we determine it is not probable that we will collect substantially all of the transaction price are generally recorded as payments are received. Our assessment of collectibility considers contract terms such as down payments that reduce our exposure to credit risk.

We offer certain customers the option to pay for devices and accessories in installments using an EIP. This financing option is provided at a stated interest of zero and is typically over a 24-month period. We recognize as a reduction of the total transaction price the effects of a financing component in contracts via the imputation of interest when customers purchase their devices and accessories on an EIP, including those financing components that are not considered to be significant to the contract. However, we have elected the practical expedient of not recognizing the effects of a significant financing component for contracts where we expect, at contract inception, that the period between the transfer of a performance obligation to a customer and the customer's payment for that performance obligation will be one year or less.

Imputed Interest on EIP Receivables

For EIP with a duration greater than one year, we record the effects of financing via the imputation of interest. This is performed on all such EIP receivables regardless as to whether or not the financing is considered to be significant. The imputation of interest results in a discount of the EIP receivable, thereby adjusting the transaction price of the contract with the customer, which is then allocated to the performance obligations of the arrangement.

Judgment is required to determine the imputed interest rate. For EIP sales, the imputed rate used to adjust the transaction price reflects current market interest rates, including the estimated credit risk of the underlying customers. Customer credit behavior is inherently uncertain. See "Receivables and Related Allowance for Credit Losses" above, for additional discussion on how we assess credit risk.

Contract Balances

Generally, our devices and service plans are available at standard prices, which are maintained on price lists and published on our website and/or within our retail stores.

For contracts that involve more than one product or service that are identified as separate performance obligations, the transaction price is allocated to the performance obligations based on their relative standalone selling prices. The standalone selling price is the price at which we would sell the good or service separately, on a standalone basis, to similar customers in similar circumstances.

A contract asset is recorded when revenue is recognized in advance of our right to receive consideration (i.e., we must perform additional services in order to receive consideration). Amounts are recorded as receivables when our right to consideration is unconditional.

When consideration is received, or we have an unconditional right to consideration in advance of delivery of goods or services, a contract liability is recorded. The transaction price can include non-refundable upfront fees, which are allocated to the identifiable performance obligations.

Contract assets are included in Other current assets and Other assets and contract liabilities are included in Deferred revenue on our Consolidated Balance Sheets. See Note 11 – Revenue from Contracts with Customers for further information.

Contract Modifications

Our service contracts allow customers to frequently modify their contracts without incurring penalties, in many cases. For contract modifications, we evaluate the change in scope or price of the contract to determine if the modification should be treated as a separate contract, as if there is a termination of the existing contract and creation of a new contract, or if the modification should be considered a change associated with the existing contract. We typically do not have significant impacts from contract modifications.

Contract Costs

We incur certain incremental costs to obtain a contract that we expect to recover, such as sales commissions. We record an asset when these incremental costs to obtain a contract are incurred and amortize them on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. We capitalize postpaid sales commissions for service activation as costs to acquire a contract and amortize them on a straight-line basis over the estimated period of benefit, currently 24 months.

For capitalized contract costs, determining the amortization period over which such costs are recognized as well as assessing the indicators of impairment requires judgment. Prepaid commissions are expensed as incurred as their estimated period of benefit does not extend beyond 12 months. Commissions paid upon device upgrade are not capitalized if the remaining customer contract is less than one year.

Incremental costs to obtain equipment contracts (e.g., commissions paid on device and accessory sales) are recognized when the equipment is transferred to the customer. See Note 11 – Revenue from Contracts with Customers for further information.

Leases

Cell Site, Retail Store and Office Facility Leases

We are a lessee for non-cancelable operating and financing leases for cell sites, switch sites, retail stores, network equipment and office facilities. We recognize a right-of-use asset and lease liability for operating leases based on the net present value of future minimum lease payments. The right-of-use asset for an operating lease is based on the lease liability. Lease expense is recognized on a straight-line basis over the non-cancelable lease term and renewal periods that are considered reasonably certain.

In addition, we have financing leases for certain network equipment. We recognize a right-of-use asset and lease liability for financing leases based on the net present value of future minimum lease payments. The right-of-use asset for a finance lease is based on the lease liability. Expense for our financing leases is comprised of the amortization expense associated with the right-of-use asset and interest expense recognized based on the effective interest method.

We include options to extend or terminate a lease when we are reasonably certain that we will exercise that option. We consider several factors in assessing whether renewal periods are reasonably certain of being exercised, including the continued maturation of our nationwide network, technological advances within the telecommunications industry and the availability of alternative sites. We have generally concluded we are not reasonably certain to exercise the options to extend or terminate our leases. Therefore, as of the lease commencement date, our lease terms generally do not include these options.

In determining the discount rate used to measure the right-of-use asset and lease liability, we use rates implicit in the lease, or if not readily available, we use our incremental borrowing rate. Our incremental borrowing rate is based on an estimated secured rate comprised of a risk-free rate plus a credit spread as secured by our assets. Determining a credit spread as secured by our assets may require judgment.

Certain of our lease agreements include rental payments based on changes in the consumer price index ("CPI"). Lease liabilities are not remeasured as a result of changes in the CPI; instead, changes in the CPI are treated as variable lease payments and are excluded from the measurement of the right-of-use asset and lease liability. These payments are recognized in the period in which the related obligation is incurred. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Generally, we elected the practical expedient to not separate lease and non-lease components in arrangements. We did not elect the short-term lease recognition exemption; as such, leases with terms shorter than 12 months are included as a right-of-use asset and lease liability.

Rental revenues and expenses associated with co-location tower sites are presented on a net basis under Topic 842. See Note 17 – Leases for further information.

Cell Tower Monetization Transactions

In 2012, we entered into a prepaid master lease arrangement in which we as the lessor provided the rights to utilize tower sites and we leased back space on certain of those towers. Prior to our merger (the "Sprint Merger") with Sprint Corporation ("Sprint"), Sprint entered into a similar lease-out and leaseback arrangement that we assumed in the Sprint Merger.

These arrangements are treated as failed sale leasebacks in which the proceeds received are reported as a financing obligation. The principal payments on the tower obligations are included in Other, net within Net cash used in financing activities on our Consolidated Statements of Cash Flows. Our historical tower site asset costs are reported in Property and equipment, net on our Consolidated Balance Sheets and are depreciated. See Note 10 – Tower Obligations for further information.

Sprint Retirement Pension Plan

We provide the Sprint Retirement Pension Plan (the "Pension Plan"), which is a defined benefit pension plan providing postretirement benefits to certain employees. As of December 31, 2005, the Pension Plan was amended to freeze benefit plan accruals for participants.

The investments in the Pension Plan are measured at fair value on a recurring basis each quarter using quoted market prices or the net asset value per share as a practical expedient. The projected benefit obligations associated with the Pension Plan are determined based on actuarial models utilizing mortality tables and discount rates applied to the expected benefit term. See Note 13 – Employee Compensation and Benefit Plans for further information on the Pension Plan.

Advertising Expense

We expense the cost of advertising and other promotional expenditures to market our services and products as incurred. For the years ended December 31, 2025, 2024 and 2023, advertising expenses included in Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income were $3.7 billion, $3.1 billion and $2.5 billion, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized based on temporary differences between the consolidated financial statements and tax bases of assets and liabilities using enacted tax rates expected to be in effect when these differences are realized. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of a deferred tax asset depends on the ability to generate sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions within the carryforward periods available.

We account for uncertainty in income taxes recognized on our consolidated financial statements in accordance with the accounting guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We assess whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position and adjust the unrecognized tax benefits in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law.

Other Comprehensive Income

Other comprehensive income primarily consists of adjustments, net of tax, related to reclassification of loss from cash flow hedges, fair value hedges, foreign currency translation, pension and other postretirement benefits. This is reported in Accumulated other comprehensive loss as a separate component of stockholders' equity until realized in earnings.

Stock-Based Compensation

Stock-based compensation expense for stock awards, which include restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs"), is measured at fair value on the grant date and recognized as expense, net of expected forfeitures, over the related service period. The fair value of stock awards is based on the closing price of our common stock on the date of grant, adjusted for expected dividend yield. RSUs are recognized as expense using the straight-line method. PRSUs are recognized as expense following a graded vesting schedule with their performance reassessed and updated on a quarterly basis, or more frequently as changes in facts and circumstances warrant.

Stockholder Return Programs

On September 8, 2022, our Board of Directors authorized a stock repurchase program for up to $14.0 billion of our common stock through September 30, 2023 (the "2022 Stock Repurchase Program"). On September 6, 2023, our Board of Directors authorized a stockholder return program of up to $19.0 billion through December 31, 2024 (the "2023-2024 Stockholder Return Program"). The 2023-2024 Stockholder Return Program consisted of additional repurchases of shares of our common stock and the payment of cash dividends. On December 13, 2024, we announced that our Board of Directors authorized our 2025 Stockholder Return Program of up to $14.0 billion through December 31, 2025 (the "2025 Stockholder Return Program"). The 2025 Stockholder Return Program consisted of additional repurchases of shares of our common stock and the payment of cash dividends. On December 11, 2025, we announced that our Board of Directors authorized our 2026 Stockholder Return Program of up to $14.6 billion that will run through December 31, 2026 (the "2026 Stockholder Return Program"). The 2026 Stockholder Return Program is expected to consist of additional repurchases of shares of our common stock and the payment of cash dividends. The amount available under the 2026 Stockholder Return Program for share repurchases will be reduced by the amount of any cash dividends declared and paid by us.

The cost of repurchased shares, including equity reacquisition costs and related taxes, is included in Treasury stock on our Consolidated Balance Sheets. We accrue the cost of repurchased shares and exclude such shares from the calculation of basic and diluted earnings per share, as of the trade date. We recognize a liability for share repurchases which have not settled and for which cash has not been paid in Other current liabilities on our Consolidated Balance Sheets. Cash payments to reacquire our shares, including equity reacquisition costs and related taxes, are included in Repurchases of common stock on our Consolidated Statements of Cash Flows.

Dividends declared are included as a reduction to Retained earnings on our Consolidated Balance Sheets. We recognize a liability for dividends declared but for which cash has not been paid in Other current liabilities on our Consolidated Balance Sheets. Dividend cash payments to stockholders are included in Net cash used in financing activities on our Consolidated Statements of Cash Flows.

See Note 15 - Stockholder Return Programs for further information.

Earnings Per Share

Basic earnings per share is computed by dividing Net income attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by giving effect to all potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of outstanding stock options, RSUs and PRSUs, calculated using the treasury stock method. See Note 16 – Earnings Per Share for further information.

Variable Interest Entities

VIEs are entities that lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, do not have the obligation to absorb the expected losses or do not have the right to receive the residual returns of the entity. The most common type of VIE is a special purpose entity ("SPE"). SPEs are commonly used in securitization transactions in order to isolate certain assets and distribute the cash flows from those assets to investors. SPEs are generally structured to insulate investors from claims on the SPEs' assets by creditors of other entities, including the creditors of the seller of the assets, these SPEs are commonly referred to as being bankruptcy remote.

The primary beneficiary is required to consolidate the assets and liabilities of a VIE. The primary beneficiary is the party which has both the power to direct the activities of an entity that most significantly impact the VIE's economic performance, and through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE which could potentially be significant to the VIE.

In assessing which party is the primary beneficiary, all the facts and circumstances are considered, including each party's role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE's economic performance; and second, identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (such as asset managers and servicers) or have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

We consolidate VIEs when we are deemed to be the primary beneficiary or when the VIE cannot be deconsolidated. See Note 5 – Sales of Certain Receivables, Note 9 – Debt and Note 10 – Tower Obligations for further information.

Accounting Pronouncements Adopted During the Current Year

Income Tax Disclosures

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The standard enhances income tax disclosure requirements for all entities by requiring specified categories and greater disaggregation within the rate reconciliation table, disclosure of income taxes paid by jurisdiction, and providing clarification on uncertain tax positions and related financial statement impacts. We adopted the standard for our fiscal year 2025 annual financial statements. The guidance was applied retrospectively, and the required disclosures have been included in the Notes to the Consolidated Financial Statements. See Note 14 – Income Taxes for further information.

Credit Losses: Purchased Loans

In November 2025, the FASB issued ASU 2025-08, "Financial instruments – Credit Losses (Topic 326): Purchased Loans," which amends the guidance in ASC 326 on the accounting for certain purchased loans. Under the ASU, entities must account for acquired loans, excluding credit card, that meet certain criteria at acquisition (purchased seasoned loans) by recognizing them at their purchase price plus an allowance for expected credit losses. Purchased seasoned loans are defined as either: (1) non-purchased credit deteriorated loans that are obtained in a business combination, or (2) non-purchased credit deteriorated loans that (a) are obtained in an asset acquisition or upon consolidation of a variable interest entity that is not a business and (b) are acquired more than 90 days after their origination date by a transferee that was not involved in their origination. We adopted the standard for our fiscal year 2025 annual financial statements. This guidance was applied retrospectively, and the adoption of the standard did not have a material impact on our Consolidated Financial Statements.

Accounting Pronouncements Not Yet Adopted

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The standard requires that public business entities disclose additional information about specific expense categories in the notes to financial statements for interim and annual reporting periods. The standard will become effective for us for our fiscal year 2027 annual financial statements and interim financial statements thereafter and may be applied prospectively to periods after the adoption date or retrospectively for all prior periods presented in the financial statements, with early adoption permitted. We plan to adopt the standard when it becomes effective for us beginning in our fiscal year 2027 annual financial statements, and we are currently evaluating the impact this guidance will have on the disclosures included in the Notes to the Consolidated Financial Statements.

Internal-Use Software Accounting and Disclosures

In September 2025, the FASB issued ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software." The amendments remove all references to project stages in ASC 350-40, clarify the threshold entities apply to begin capitalizing costs and address challenges arising from the evolution of software development practices. The new guidance modernizes accounting for software developed using incremental and iterative methods, where the existing model provided limited direction on when capitalization should begin. The ASU also specifies that the disclosures under ASC 360-10, "Property, Plant, and Equipment—Overall," apply to capitalized software costs accounted for under ASC 350-40, regardless of how those costs are presented in the financial statements. The standard will become effective for our fiscal year 2028 annual financial statements and interim financial statements thereafter and may be applied prospectively to periods after the adoption date, retrospectively for all prior periods presented in the financial statements or using a modified retrospective transition approach with early adoption permitted. We do not expect the adoption to have a material impact on our Consolidated Financial Statements and related disclosures.

Interim Reporting

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270): Narrow-Scope Improvements." The standard improves the navigability of interim disclosures, clarifies when Topic 270 applies and provides additional interim disclosure guidance, including a principle to disclose material events since the most recent annual reporting period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The standard is effective for us beginning January 1, 2028, with early adoption permitted, and may be applied prospectively or retrospectively. We evaluated this standard and concluded our current interim reporting disclosures are consistent with this standard. Accordingly, we do not expect the adoption of this standard to have a material impact on our interim reporting disclosures.

Note 2 – Business Combinations

Acquisition of Ka'ena Corporation

On March 9, 2023, we entered into a merger and unit purchase agreement (the "Merger and Unit Purchase Agreement") for the acquisition of 100% of the outstanding equity of Ka'ena Corporation and its subsidiaries, including, among others, Mint Mobile LLC (collectively, "Ka'ena"), for a maximum purchase price of $1.35 billion to be paid out 39% in cash and 61% in shares of T-Mobile common stock (the "Ka'ena Acquisition"). On March 13, 2024, we entered into Amendment No. 1 to the Merger and Unit Purchase Agreement, which amended, among other things, certain mechanics of the payment of the purchase consideration for the Ka'ena Acquisition, which resulted in a nominal increase in the percentage of cash compared to shares of T-Mobile common stock to be paid out as part of the total purchase price.

Upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals, on May 1, 2024 (the "Ka'ena Acquisition Date"), we completed the Ka'ena Acquisition, and as a result, Ka'ena became a wholly owned subsidiary of T-Mobile. Concurrently, and as agreed upon through the Merger and Unit Purchase Agreement, T-Mobile and Ka'ena entered into certain separate transactions, including the effective settlement of the preexisting wholesale arrangement between T-Mobile and Ka'ena and agreements with certain of the sellers to provide services to T-Mobile during the post-acquisition period.

Ka'ena is a provider of prepaid mobile services in the U.S. through its primary brands, Mint Mobile and Ultra Mobile, and also offers a selection of wireless devices, including handsets and other mobile communication devices. Prior to the Ka'ena Acquisition, Ka'ena was a wholesale partner of the Company for which we recognized service revenues within Wholesale and other service revenues on our Consolidated Statements of Comprehensive Income, and for which Ka'ena incurred related expenses for the use of our network. On the Ka'ena Acquisition Date, this relationship was effectively terminated, and the Company acquired Ka'ena's prepaid customer relationships and began to recognize service revenues associated with these customers within Prepaid revenues and operating expenses primarily within Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income subsequent to the Ka'ena Acquisition Date. The Ka'ena Acquisition enhances the Company's position as a leading prepaid wireless carrier by diversifying our brand identities, enhancing our distribution footprint and preserving the value of our relationship with Ka'ena through its acquisition, including the acquisition of its prepaid customer relationships.

The financial results of Ka'ena from the Ka'ena Acquisition Date through December 31, 2024, were not material to our Consolidated Statements of Comprehensive Income, nor were they material to our prior period consolidated results on a pro forma basis. Costs for the Ka'ena Acquisition did not have a material impact on our Consolidated Statements of Comprehensive Income.

Consideration Transferred

In accordance with the terms of the Merger and Unit Purchase Agreement, the total purchase price is variable, dependent upon specified performance indicators of Ka'ena, and consists of an upfront payment on the Ka'ena Acquisition Date and an earnout payable in the third quarter of 2026. On June 30, 2025, we amended the Merger and Unit Purchase Agreement to set the calculation of the earnout as the difference between the maximum purchase price of $1.35 billion and the upfront payment, as adjusted, and removed the requirement for Ka'ena to achieve specified performance indicators.

On the Ka'ena Acquisition Date and in satisfaction of the upfront payment, we transferred $420 million in cash and 3,264,952 shares of T-Mobile common stock valued at $536 million as determined based on its closing market price on April 30, 2024, for a total payment fair value of $956 million. An additional amount of the upfront payment payable to certain sellers was deferred and may be paid through the first quarter of 2026. As of the Ka'ena Acquisition Date, we recognized a liability of $27 million for the fair value of this deferred amount, which is included in the fair value of consideration transferred in the Ka'ena Acquisition. Furthermore, a portion of the upfront payment made on the Ka'ena Acquisition Date was for the settlement of the preexisting wholesale relationship with Ka'ena and excluded from the fair value of consideration transferred in the Ka'ena Acquisition. The amount of the upfront payment was subject to customary adjustments and as a result of such adjustments, $17 million of the upfront payment was returned to T-Mobile during the fourth quarter of 2024, which resulted in a commensurate increase in the maximum amount payable in satisfaction of the earnout.

Based on the amount of the adjusted upfront payment, an additional $420 million in future cash and T-Mobile common stock is payable in satisfaction of the earnout.

- $251 million of the earnout amount is payment for the acquired Ka'ena business, and we recognized a liability of $191 million for the fair value of such deferred consideration as of the Ka'ena Acquisition Date. This liability was adjusted to fair value at each reporting date through June 30, 2025, with a corresponding offset recorded to Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.
- $169 million of the earnout amount is payment for services to be provided to T-Mobile by certain of the sellers during the post-acquisition period, as well as the replacement of equity awards of certain Ka'ena employees. We recognize expenses as such services are provided during the post-acquisition period within Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income, with a corresponding offset to Other current liabilities and Other long-term liabilities on our Consolidated Balance Sheets.

The acquisition-date fair value of consideration transferred in the Ka'ena Acquisition is comprised of the following:

(in millions)	May 1, 2024
Fair value of T-Mobile common stock issued to Ka'ena stockholders related to the adjusted upfront payment	$ 527
Fair value of cash paid to Ka'ena stockholders related to the adjusted upfront payment	396
Fair value of deferred earnout consideration	191
Fair value of deferred other consideration	27
Total fair value of consideration exchanged	$ 1,141

The fair value of the deferred earnout consideration was estimated using the income approach, a probability-weighted discounted cash flow model, whereby a Monte Carlo simulation method estimated the probability of different outcomes. This fair value measurement is based on significant inputs not observable in the market and, therefore, represents a Level 3 measurement as defined in ASC 820. The key assumptions in applying the income approach for the deferred earnout consideration include forecasted Ka'ena financial information, primarily revenue, marketing costs and customer metrics, the probability of achieving the forecasted financial information and the discount rate.

As of December 31, 2025, $242 million of liabilities for deferred earnout consideration and $157 million of liabilities for post-acquisition services were presented within current liabilities on our Consolidated Balance Sheets, and as of December 31, 2024, $202 million of liabilities for deferred consideration and $80 million of liabilities for post-acquisition services were presented within long-term liabilities on our Consolidated Balance Sheets.

Fair Value of Assets Acquired and Liabilities Assumed

We accounted for the Ka'ena Acquisition as a business combination. The identifiable assets acquired and liabilities assumed from Ka'ena were recorded at their fair values as of the Ka'ena Acquisition Date and consolidated with those of T-Mobile. Assigning fair values to the assets acquired and liabilities assumed at the Ka'ena Acquisition Date required the use of judgment regarding estimates and assumptions. For the fair values of the assets acquired and liabilities assumed, we used the cost and income approaches.

The following table summarizes the assigned fair values for each class of assets acquired and liabilities assumed at the Ka'ena Acquisition Date, as adjusted during the measurement period, which closed on April 30, 2025, based on information identified after the Ka'ena Acquisition Date. We retained the services of certified valuation specialists to assist with assigning values to certain acquired assets.

(in millions)	May 1, 2024
Cash and cash equivalents	$ 24
Accounts receivable	34
Inventory	3
Prepaid expenses	5
Other current assets	10
Property and equipment	1
Operating lease right-of-use assets	2
Goodwill	777
Other intangible assets	740
Other assets	51
Total assets acquired	1,647
Accounts payable and accrued liabilities	42
Deferred revenue	297
Short-term operating lease liabilities	1
Deferred tax liabilities	83
Operating lease liabilities	2
Other long-term liabilities	81
Total liabilities assumed	506
Total consideration transferred	$ 1,141

Intangible Assets

Goodwill was assigned to our Wireless segment and has an assigned value of $777 million, which represents the excess of the consideration transferred over the fair values of assets acquired and liabilities assumed. The assigned goodwill recognized includes expected growth in customers and service revenues to be achieved from the operations of the combined company, the assembled workforce of Ka'ena and intangible assets that do not qualify for separate recognition. Of the total amount of assigned goodwill resulting from the Ka'ena Acquisition of $777 million, the amount deductible for tax purposes is $121 million.

Other intangible assets acquired primarily include $545 million of customer relationships with an estimated weighted-average useful life of six years, $70 million of tradenames with an estimated weighted-average useful life of eight years and $125 million of other intangible assets with an estimated weighted-average useful life of four years. The customer relationships are being amortized using the sum-of-the-years digits method over their estimated useful lives, and the tradenames are being amortized on a straight-line basis over their estimated useful lives.

The fair value of customer relationships was estimated using the income approach. This fair value measurement is based on significant inputs not observable in the market, and, therefore, represents a Level 3 measurement as defined in ASC 820. The key assumptions in applying the income approach include forecasted customer churn rates, revenue over an estimated period of time, the discount rate and estimated income taxes.

Acquisition of UScellular Wireless Business

On May 24, 2024, we entered into a securities purchase agreement with United States Cellular Corporation ("UScellular"), Telephone and Data Systems, Inc., and USCC Wireless Holdings, LLC for the acquisition of substantially all of UScellular's wireless operations and select AWS, PCS, 600 MHz, 700 MHz and other spectrum assets for an aggregate purchase price of approximately $4.4 billion, payable in cash and the assumption of up to $2.0 billion of debt through exchange offers to certain UScellular debtholders.

On May 23, 2025, we launched exchange offers (the "Exchange Offers") for any and all of certain outstanding senior notes of UScellular for new notes of T-Mobile with the same interest rate, interest payment dates, maturity dates and redemption terms as each corresponding series of senior notes of UScellular. In conjunction with the Exchange Offers, we also solicited consents for each series of the outstanding senior notes of UScellular to effect a number of amendments to the applicable indenture under which each such series of notes were issued and are governed (the "Consent Solicitations"). The consummation of the Exchange Offers and Consent Solicitations were subject to the closing of the UScellular acquisition, which occurred on August 1, 2025.

On July 22, 2025, we entered into three separate asset purchase agreements for the acquisition of substantially all of the wireless operations assets (together with UScellular's wireless operations and select spectrum assets, the "UScellular Wireless Business") of each of Farmers Cellular Telephone Company, Inc., Iowa RSA No. 9 Limited Partnership and Iowa RSA No. 12 Limited Partnership (collectively, the "Iowa Entities") for an aggregate purchase price of $175 million payable in cash. Prior to our acquisition of the Iowa Entities, UScellular held a minority interest in each of the Iowa Entities.

The UScellular Wireless Business offers a comprehensive range of wireless communications products and services. As a combined company, we expect to increase competition in the telecommunications industry, achieve synergies and enhance our rural 5G coverage with our combined network footprint. Following the closing of the transactions, UScellular and the Iowa Entities will retain ownership of their other spectrum licenses, as well as their towers.

On August 1, 2025, upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals (the "UScellular Acquisition Date"), we completed the acquisition of the UScellular Wireless Business (the "UScellular Acquisition"), and as a result, the UScellular Wireless Business became wholly owned by T-Mobile. In exchange, on the UScellular Acquisition Date, we transferred cash of $2.8 billion. Additionally, the closing of the UScellular Acquisition obligated us to execute the Exchange Offers. UScellular senior notes with an aggregate outstanding principal balance of $1.7 billion were subsequently exchanged for T-Mobile notes in the Exchange Offers. The obligation to execute the Exchange Offers was recorded as debt assumed in the UScellular Acquisition with an aggregate assigned fair value of $1.7 billion. On the UScellular Acquisition Date, UScellular changed its legal name to Array Digital Infrastructure, Inc.

On August 5, 2025, we issued debt with an aggregate principal balance of $1.7 billion in settlement of the Exchange Offers. The issued debt consisted of 6.700% Senior Notes due 2033 in an aggregate principal amount of $489 million, 6.250% Senior Notes due 2069 in an aggregate principal amount of $393 million, 5.500% Senior Notes due March 2070 in an aggregate principal amount of $401 million and 5.500% Senior Notes due June 2070 in an aggregate principal amount of $395 million. The notes rank equally with all other unsecured and unsubordinated indebtedness of T-Mobile USA, Inc.

On the UScellular Acquisition Date, we entered into a master license agreement to lease space on at least 2,100 towers being retained by UScellular and extended our tenancy term on approximately 600 additional towers where we are already leasing space from UScellular for 15 years post-closing. In addition, through the master license agreement, we leased space on approximately 1,800 additional UScellular towers on an interim basis for up to 30 months after the UScellular Acquisition Date. As a result of entering into the master license agreement, we recorded right-of use assets and lease liabilities of $1.0 billion each on the UScellular Acquisition Date, with a corresponding increase to both deferred tax liabilities and assets of $261 million. For towers where we were not leasing space prior to the UScellular Acquisition Date, the related balances have been included in the fair value of assets acquired and liabilities assumed.

The financial results of the UScellular Wireless Business from the UScellular Acquisition Date through December 31, 2025, were not material to our Consolidated Statements of Comprehensive Income, nor were they material to our prior period consolidated results on a pro forma basis. Transaction-related costs for the UScellular Acquisition did not have a material impact on our Consolidated Statements of Comprehensive Income.

Consideration Transferred

The acquisition-date fair value of consideration transferred in the UScellular Acquisition is comprised of the following:

(in millions)	August 1, 2025	
Fair value of cash paid on the UScellular Acquisition Date	$	2,811
Fair value of T-Mobile replacement equity awards attributable to pre-combination service		44
Total fair value of consideration exchanged	$	2,855

The amount of cash paid on the UScellular Acquisition Date is subject to customary adjustments, which require agreement by the parties.

Fair Value of Assets Acquired and Liabilities Assumed

We have accounted for the UScellular Acquisition as a business combination. The identifiable assets acquired and liabilities assumed of the UScellular Wireless Business were recorded at their provisionally assigned fair values as of the UScellular Acquisition Date and consolidated with those of T-Mobile. Assigning fair values to the assets acquired and liabilities assumed at the UScellular Acquisition Date requires the use of judgment regarding estimates and assumptions. For the provisionally assigned fair values of the assets acquired and liabilities assumed, we used the cost, income and market approaches.

The following table summarizes the provisionally assigned fair values for each class of assets acquired and liabilities assumed at the UScellular Acquisition Date. We retained the services of certified valuation specialists to assist with assigning values to certain acquired assets and liabilities assumed. We are in the process of finalizing the valuation of the assets acquired and liabilities assumed. Therefore, the provisionally assigned fair values set forth below are subject to adjustment as additional information is obtained.

(in millions)	August 1, 2025
Cash and cash equivalents	$ 12
Accounts receivable	317
Equipment installment plan receivables	503
Inventory	129
Prepaid expenses	63
Other current assets	33
Property and equipment	1,448
Operating lease right-of-use assets [1]	1,199
Goodwill	219
Spectrum licenses	1,730
Other intangible assets	397
Equipment installment plan receivables due after one year	388
Deferred tax assets	64
Other assets	125
Total assets acquired	6,627
Accounts payable and accrued liabilities	296
Deferred revenue	275
Short-term operating lease liabilities [1]	179
Other current liabilities	114
Long-term debt [2]	1,653
Operating lease liabilities [1]	1,029
Other long-term liabilities	226
Total liabilities assumed	3,772
Total consideration transferred	$ 2,855

(1) Includes $749 million, $51 million and $698 million of Operating lease right-of-use assets, Short-term operating lease liabilities and Operating lease liabilities, respectively, for towers associated with the UScellular master license agreement where we were not leasing tower space prior to the UScellular Acquisition Date.

(2) The obligation to execute the Exchange Offers was recorded as debt assumed in the UScellular Acquisition with an aggregate assigned fair value of $1.7 billion.

Intangible Assets

Goodwill was assigned to our Wireless segment and has a provisionally assigned value of $219 million, which represents the excess of the consideration transferred over the fair values of assets acquired and liabilities assumed. The provisionally assigned goodwill recognized includes synergies expected to be achieved from the operations of the combined company, the assembled workforce of UScellular and intangible assets that do not qualify for separate recognition. Of the total provisionally assigned amount of goodwill resulting from the UScellular Acquisition of $219 million, the preliminary amount deductible for tax purposes is $32 million. Expected synergies from the UScellular Acquisition include the cost savings from the planned integration of network infrastructure, facilities, personnel and systems.

Other intangible assets acquired include $379 million of customer relationships with an estimated weighted-average useful life of ten years and $18 million of tradenames with an estimated weighted-average useful life of one year. The customer relationships are amortized using the sum-of-the-years digits method over their estimated useful lives and the tradenames are amortized on a straight-line basis over their estimated useful lives. The preliminary fair value of customer relationships was estimated using the income approach. This fair value measurement is based on significant inputs not observable in the market, and, therefore, represents a Level 3 measurement as defined in ASC 820. The key assumptions in applying the income approach include revenue over an estimated period of time, the discount rate, forecasted expenses and contributory asset charges.

The preliminary fair value of Spectrum licenses of $1.7 billion was estimated using the market and income approach, specifically a Greenfield model. This fair value measurement is based on significant inputs not observable in the market and, therefore, represents a Level 3 measurement as defined in ASC 820. The key assumptions in applying the income approach include the discount rate, estimated market share, estimated capital and operating expenditures, forecasted service revenue and a long-term growth rate for a hypothetical market participant that enters the wireless industry and builds a nationwide wireless network.

Acquired Receivables

The fair value of the assets acquired includes Accounts receivable of $317 million and EIP receivables of $891 million. The unpaid principal balance under these contracts as of the UScellular Acquisition Date was $328 million and $1.1 billion, respectively. The difference between the fair value and the unpaid principal balance primarily represents discounting for market interest rates and amounts expected to be uncollectible.

Acquisition of Vistar Media Inc.

On December 20, 2024, we entered into an agreement and plan of merger for the acquisition of 100% of the outstanding capital stock of Vistar, a provider of technology solutions for digital-out-of-home advertisements (the "Vistar Acquisition").

Upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals, on February 3, 2025 (the "Vistar Acquisition Date"), we completed the Vistar Acquisition, and as a result, Vistar became a wholly owned subsidiary of T-Mobile. In exchange, we transferred cash of $621 million. A portion of the payment made on the Vistar Acquisition Date was for the settlement of preexisting relationships with Vistar and is excluded from the fair value of consideration transferred.

The financial results of Vistar from the Vistar Acquisition Date through December 31, 2025, were not material to our Consolidated Statements of Comprehensive Income, nor were they material to our prior period consolidated results on a pro forma basis. Costs related to the Vistar Acquisition were not material to our Consolidated Statements of Comprehensive Income.

Fair Value of Assets Acquired and Liabilities Assumed

We have accounted for the Vistar Acquisition as a business combination. The identifiable assets acquired and liabilities assumed from Vistar were recorded at their provisionally assigned fair values as of the Vistar Acquisition Date and consolidated with those of T-Mobile. Assigning fair values to the assets acquired and liabilities assumed at the Vistar Acquisition Date requires the use of judgment regarding estimates and assumptions. For the provisionally assigned fair values of the assets acquired and liabilities assumed, we used the cost and income approaches.

The following table summarizes the provisionally assigned fair values for each class of assets acquired and liabilities assumed at the Vistar Acquisition Date. We are in the process of finalizing the valuation of the assets acquired and liabilities assumed, including income tax-related amounts. Therefore, the provisionally assigned fair values set forth below are subject to adjustment as additional information is obtained.

(in millions)	February 3, 2025
Cash and cash equivalents	$ 42
Accounts receivable	157
Prepaid expense and other current assets	2
Property and equipment	1
Operating lease right-of-use assets	1
Goodwill	343
Other intangible assets	264
Total assets acquired	810
Accounts payable and accrued liabilities	129
Deferred revenue	1
Deferred tax liabilities	61
Operating lease liabilities	2
Total liabilities assumed	193
Total consideration transferred	$ 617

Intangible Assets

Goodwill was assigned to our Wireless segment and has a provisionally assigned value of $343 million, which represents the excess of the consideration transferred over the fair values of assets acquired and liabilities assumed. The provisionally assigned goodwill recognized includes expected growth in service revenues to be achieved from the operations of the combined company, the assembled workforce of Vistar and intangible assets that do not qualify for separate recognition.

Other intangible assets acquired include $201 million of customer relationships with an estimated weighted-average useful life of ten years, $8 million of tradenames with an estimated weighted-average useful life of four years and $55 million of other intangible assets with an estimated weighted-average useful life of four years. The customer relationships are amortized using the sum-of-the-years digits method over their estimated useful lives and the tradenames are amortized on a straight-line basis over their estimated useful lives.

The preliminary fair value of customer relationships was estimated using the income approach. This fair value measurement is based on significant inputs not observable in the market, and, therefore, represents a Level 3 measurement as defined in ASC 820. The key assumptions in applying the income approach include revenue over an estimated period of time, the discount rate, forecasted expenses and contributory asset charges.

Acquisition of Blis Holdco Limited

On February 18, 2025, we entered into a share purchase agreement for the acquisition of 100% of the outstanding capital stock of Blis, a provider of advertising solutions (the "Blis Acquisition").

Upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals, on March 3, 2025 (the "Blis Acquisition Date"), we completed the Blis Acquisition, and as a result, Blis became a wholly owned subsidiary of T-Mobile. In exchange, we transferred cash of $180 million. A portion of the payment made on the Blis Acquisition Date was for the settlement of preexisting relationships with Blis and is excluded from the fair value of consideration transferred.

The financial results of Blis from the Blis Acquisition Date through December 31, 2025, were not material to our Consolidated Statements of Comprehensive Income, nor were they material to our prior period consolidated results on a pro forma basis. Costs related to the Blis Acquisition were not material to our Consolidated Statements of Comprehensive Income.

We have accounted for the Blis Acquisition as a business combination. The fair value of consideration transferred as of the Blis Acquisition Date totaled $174 million. The identifiable assets acquired and liabilities assumed from Blis were recorded at their provisionally assigned fair values as of the Blis Acquisition Date and consolidated with those of T-Mobile. The provisionally assigned fair values of total assets acquired, including goodwill, and total liabilities assumed at the Blis Acquisition Date were $264 million and $90 million, respectively. Goodwill was assigned to our Wireless segment and has a provisionally assigned value of $105 million, which represents the excess of the consideration transferred over the fair values of assets acquired and liabilities assumed. The provisionally assigned goodwill recognized includes expected growth in service revenues to be achieved from the operations of the combined company, the assembled workforce of Blis and intangible assets that do not qualify for separate recognition.

We are in the process of finalizing the valuation of the assets acquired and liabilities assumed. Therefore, the provisionally assigned fair values above are subject to adjustment as additional information is obtained.

Note 3 – Joint Ventures

Lumos Joint Venture

On April 24, 2024, we entered into a definitive agreement with a fund operated by EQT, EQT Infrastructure VI ("Fund VI"), to establish a joint venture between us and Fund VI to acquire Lumos ("Lumos"), a fiber-to-the-home platform, from EQT's predecessor fund, EQT Infrastructure III.

On April 1, 2025, we completed the joint acquisition of Lumos upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals. During the three months ended June 30, 2025, we invested $932 million to acquire a 50% equity interest in the joint venture and 97,000 fiber customers. For the customers acquired, we recognized an intangible asset amortized using the sum-of-the-years digits method over a weighted-average useful life of nine years. Following the joint acquisition, Lumos transitioned to a wholesale model where we are the anchor tenant owning residential and small business customer relationships. The funds invested by us will be used by the joint venture to fund future fiber builds.

In addition, pursuant to the definitive agreement, we expect to make an additional capital contribution of approximately $500 million between 2027 and 2028 under the existing business plan.

Metronet Joint Venture

On July 18, 2024, we entered into a definitive agreement with KKR & Co. Inc. to establish a joint venture to acquire Metronet Holdings, LLC and certain of its affiliates (collectively, "Metronet"), a fiber-to-the-home platform.

On July 24, 2025, we completed the joint acquisition of Metronet upon the completion of certain customary closing conditions, including the receipt of certain regulatory approvals. During the three months ended September 30, 2025, we invested $4.6 billion to acquire a 50% equity interest in the joint venture and 713,000 fiber customers. For the customers acquired, we recognized an intangible asset amortized using the sum-of-the-years digits method over a weighted-average useful life of ten years. Following the joint acquisition, Metronet became a wholesale services provider, and its residential fiber retail operations and customers transitioned to us. We do not anticipate making further capital contributions under the existing business plan.

Method of Accounting

We account for the Lumos and Metronet joint ventures under the equity method of accounting. We recognize revenues for fiber customers and the related wholesale costs paid to the joint ventures for network access within Postpaid revenues and Cost of services, respectively, on our Consolidated Statements of Comprehensive Income.

Note 4 – Receivables and Related Allowance for Credit Losses

We maintain an allowance for credit losses by applying an expected credit loss model. Each period, management assesses the appropriateness of the level of allowance for credit losses by considering credit risk inherent within each portfolio segment as of the end of the period.

We consider a receivable past due when a customer has not paid us by the contractually specified payment due date. Account balances are written off against the allowance for credit losses if collection efforts are unsuccessful and the receivable balance is deemed uncollectible (customer default), based on factors such as customer credit ratings, as well as the length of time the amounts are past due.

Our portfolio of receivables is comprised of two portfolio segments: accounts receivable and EIP receivables.

Accounts Receivable Portfolio Segment

Accounts receivable balances are predominately comprised of amounts currently due from customers (e.g., for wireless communications services), device insurance administrators, wholesale partners, other carriers and third-party retail channels. We estimate credit losses associated with our accounts receivable portfolio segment using an expected credit loss model, which utilizes an aging schedule methodology based on historical information and is adjusted for asset-specific considerations, current economic conditions and reasonable and supportable forecasts.

Our approach considers a number of factors, including our overall historical credit losses and payment experience, as well as current collection trends, such as write-off frequency and severity. We also consider other qualitative factors such as current and forecasted macroeconomic conditions.

We consider the need to adjust our estimate of credit losses for reasonable and supportable forecasts of future macroeconomic conditions. To do so, we monitor external forecasts of changes in real U.S. gross domestic product and forecasts of consumer credit behavior for comparable credit exposures.

EIP Receivables Portfolio Segment

Based upon customer credit profiles at the time of customer origination, as well as subsequent credit performance, we designate the EIP receivables segment into two customer classes of "Prime" and "Subprime." Prime customer receivables are those with lower credit risk, and Subprime customer receivables are those with higher credit risk. Customers may be required to make a down payment on their equipment purchases if their assessed credit risk exceeds established underwriting thresholds. In addition, certain customers within the Subprime category may be required to pay a deposit.

To determine a customer's credit profile and assist in determining their credit class, we use a proprietary credit scoring model that measures the credit quality of a customer leveraging several factors, such as credit bureau information and consumer credit risk scores, as well as service and device plan characteristics.

Installment loans acquired in the UScellular Acquisition are included in EIP receivables and generally have an initial term of 36 months. We applied our proprietary credit scoring model to the customers acquired in the UScellular Acquisition with an outstanding EIP receivable balance. Based on tenure, consumer credit risk score and credit profile, these acquired customers were classified into our customer classes of Prime or Subprime. Our proprietary credit scoring model is applied to all EIP arrangements originated after the UScellular Acquisition Date.

For EIP receivables acquired in the UScellular Acquisition, the difference between the fair value and unpaid principal balance of the loan at the acquisition date is accreted to interest income over the contractual life of the loan using the effective interest method. EIP receivables had a combined weighted-average effective interest rate of 10.3% and 11.1% as of December 31, 2025 and 2024, respectively.

The following table summarizes the EIP receivables, including imputed discounts and related allowance for credit losses:

(in millions)	December 31, 2025	December 31, 2024
EIP receivables, gross	$ 8,626	$ 7,402
Unamortized imputed discount	(566)	(524)
EIP receivables, net of unamortized imputed discount	8,060	6,878
Allowance for credit losses	(380)	(290)
EIP receivables, net of allowance for credit losses and imputed discount [1]	$ 7,680	$ 6,588
Classified on our consolidated balance sheets as:		
Equipment installment plan receivables, net of allowance for credit losses and imputed discount	$ 4,997	$ 4,379
Equipment installment plan receivables due after one year, net of allowance for credit losses and imputed discount	2,683	2,209
EIP receivables, net of allowance for credit losses and imputed discount	$ 7,680	$ 6,588

(1) Through the UScellular Acquisition, we acquired EIP receivables with a fair value of $891 million as of August 1, 2025. As they were recorded at fair value, an imputed discount was not recognized on the acquired receivables.

Many of our loss estimation techniques rely on delinquency-based models categorized by customer credit class; therefore, delinquency is an important indicator of credit quality in the establishment of our allowance for credit losses for EIP receivables. We manage our EIP receivables portfolio segment using delinquency and customer credit class as key credit quality indicators.

The following table presents the amortized cost of our EIP receivables, including EIP receivables acquired through the UScellular Acquisition, by delinquency status, customer credit class and year of origination as of December 31, 2025:

(in millions)	Originated in 2025 Prime	Originated in 2025 Subprime	Originated in 2024 Prime	Originated in 2024 Subprime	Originated prior to 2024 Prime	Originated prior to 2024 Subprime	Total EIP Receivables, Net of Unamortized Imputed Discount Prime	Total EIP Receivables, Net of Unamortized Imputed Discount Subprime	Total EIP Receivables, Net of Unamortized Imputed Discount Total
Current - 30 days past due	$ 4,936	$ 1,011	$ 1,499	$ 319	$ 102	$ 8	$ 6,537	$ 1,338	$ 7,875
31 - 60 days past due	35	31	9	10	1	—	45	41	86
61 - 90 days past due	17	19	7	8	1	1	25	28	53
More than 90 days past due	10	17	7	10	1	1	18	28	46
EIP receivables, net of unamortized imputed discount	$ 4,998	$ 1,078	$ 1,522	$ 347	$ 105	$ 10	$ 6,625	$ 1,435	$ 8,060

We estimate credit losses on our EIP receivables segment by applying an expected credit loss model, which relies on historical loss data adjusted for current conditions to calculate default probabilities or an estimate for the frequency of customer default. Our assessment of default probabilities or frequency includes receivables delinquency status, historical loss experience, how long the receivables have been outstanding and customer credit ratings, as well as customer tenure. We multiply these estimated default probabilities by our estimated loss given default, which is the estimated amount of default or the severity of loss.

As we do for our accounts receivable portfolio segment, we consider the need to adjust our estimate of credit losses on EIP receivables for reasonable and supportable forecasts of economic conditions through monitoring external forecasts and periodic internal statistical analyses.

The following table presents write-offs of our EIP receivables by year of origination for the year ended December 31, 2025:

(in millions)	Originated in 2025	Originated in 2024	Originated prior to 2024	Total
Write-offs	$ 234	$ 366	$ 64	$ 664

Activity for the years ended December 31, 2025, 2024 and 2023 in the allowance for credit losses and unamortized imputed discount balances for the accounts receivable and EIP receivables segments were as follows:

(in millions)	December 31, 2025			December 31, 2024			December 31, 2023		
	Accounts Receivable Allowance	EIP Receivables Allowance	Total	Accounts Receivable Allowance	EIP Receivables Allowance	Total	Accounts Receivable Allowance	EIP Receivables Allowance	Total
Allowance for credit losses and imputed discount, beginning of period	$ 176	$ 814	$ 990	$ 161	$ 773	$ 934	$ 167	$ 811	$ 978
Bad debt expense	694	676	1,370	592	600	1,192	440	458	898
Write-offs	(654)	(664)	(1,318)	(577)	(578)	(1,155)	(446)	(518)	(964)
Allowance for credit losses for acquired credit deteriorated receivables	10	78	88	—	—	—	—	—	—
Change in imputed discount on short-term and long-term EIP receivables	N/A	225	225	N/A	199	199	N/A	220	220
Impact on the imputed discount from sales of EIP receivables	N/A	(183)	(183)	N/A	(180)	(180)	N/A	(198)	(198)
Allowance for credit losses and imputed discount, end of period	$ 226	$ 946	$ 1,172	$ 176	$ 814	$ 990	$ 161	$ 773	$ 934

Off-Balance-Sheet Credit Exposures

We do not have material off-balance-sheet credit exposures as of December 31, 2025. In connection with the sales of certain service accounts receivable and EIP receivables pursuant to the sale arrangements, we provide guarantees of credit performance included on our Consolidated Balance Sheets measured at fair value that are based on a discounted cash flow model using Level 3 inputs, including estimated customer default rates and credit worthiness, dilutions and recoveries. See Note 5 – Sales of Certain Receivables for further information.

Note 5 – Sales of Certain Receivables

We regularly enter into transactions to sell certain service accounts receivable and EIP receivables. The transactions, including our continuing involvement with the sold receivables and the respective impacts to our consolidated financial statements, are described below.

Sales of EIP Receivables

Overview of the Transaction

In 2015, we entered into an arrangement to sell certain EIP receivables on a revolving basis (the "EIP Sale Arrangement"). The maximum funding commitment of the sale arrangement is $1.3 billion. On November 10, 2025, we extended the scheduled expiration date of the EIP Sale Arrangement to November 18, 2026.

As of both December 31, 2025 and 2024, the EIP Sale Arrangement provided funding of $1.3 billion. Sales of EIP receivables occur daily and are settled on a monthly basis.

In connection with this EIP Sale Arrangement, we formed a wholly owned subsidiary, which qualifies as a bankruptcy remote entity (the "EIP BRE"). Pursuant to the EIP Sale Arrangement, selected receivables are transferred to the EIP BRE. The EIP BRE then sells the receivables to a non-consolidated and unaffiliated third-party entity over which we do not exercise any level of control, nor does the third-party entity qualify as a VIE.

Variable Interest Entity

We determined that the EIP BRE is a VIE, as its equity investment at risk lacks the obligation to absorb a certain portion of its expected losses. We have a variable interest in the EIP BRE and have determined that we are the primary beneficiary based on our ability to direct the activities that most significantly impact the EIP BRE's economic performance. Those activities include selecting which receivables are transferred into the EIP BRE and sold in the EIP Sale Arrangement and funding of the EIP BRE. Additionally, our equity interest in the EIP BRE obligates us to absorb losses and gives us the right to receive benefits from the EIP BRE that could potentially be significant to the EIP BRE. Accordingly, we include the balances and results of operations of the EIP BRE in our consolidated financial statements.

The following table summarizes the carrying amounts and classification of liabilities, which consist of the recourse guarantee, included on our Consolidated Balance Sheets with respect to the EIP BRE:

(in millions)	December 31, 2025	December 31, 2024
Other current liabilities	$ 90	$ 81
Other long-term liabilities	13	32

In addition, the EIP BRE is a separate legal entity with its own separate creditors who will be entitled, prior to any liquidation of the EIP BRE, to be satisfied prior to any value in the EIP BRE becoming available to us. Accordingly, the assets of the EIP BRE may not be used to settle our general obligations, and creditors of the EIP BRE have no recourse to our general credit.

Sales of Service Accounts Receivable

Overview of the Transaction

In 2014, we entered into an arrangement to sell certain service accounts receivable on a revolving basis (the "Service Receivable Sale Arrangement"). The maximum funding commitment of the Service Receivable Sale Arrangement is $950 million, and the facility expires in February 2026. As of both December 31, 2025 and 2024, the Service Receivable Sale Arrangement provided funding of $775 million. Sales of receivables occur daily and are settled on a monthly basis. The receivables consist of service charges currently due from customers and are short-term in nature.

In connection with the Service Receivable Sale Arrangement, we formed a wholly owned subsidiary, which qualifies as a bankruptcy remote entity, to sell service accounts receivable (the "Service BRE").

Pursuant to the amended Service Receivable Sale Arrangement, selected receivables are transferred to the Service BRE. The Service BRE then sells the receivables to a non-consolidated and unaffiliated third-party entity over which we do not exercise any level of control and which does not qualify as a VIE.

Variable Interest Entity

We determined that the Service BRE is a VIE, as its equity investment at risk lacks the obligation to absorb a certain portion of expected losses. We have a variable interest in the Service BRE and have determined that we are the primary beneficiary based on our ability to direct the activities that most significantly impact the Service BRE's economic performance. Those activities include selecting which receivables are transferred into the Service BRE and sold in the Service Receivable Sale Arrangement and funding the Service BRE. Additionally, our equity interest in the Service BRE obligates us to absorb losses and gives us the right to receive benefits from the Service BRE that could potentially be significant to the Service BRE. Accordingly, we include the balances and results of operations of the Service BRE in our consolidated financial statements.

The following table summarizes the carrying amounts and classification of liabilities included on our Consolidated Balance Sheets with respect to the Service BRE:

(in millions)	December 31, 2025	December 31, 2024
Other current liabilities	$ 306	$ 328

In addition, the Service BRE is a separate legal entity with its own separate creditors who will be entitled, prior to any liquidation of the Service BRE, to be satisfied prior to any value in the Service BRE becoming available to us. Accordingly, the assets of the Service BRE may not be used to settle our general obligations, and creditors of the Service BRE have no recourse to our general credit.

Sales of Receivables

The transfers of service accounts receivable and EIP receivables to the non-consolidated entities are accounted for as sales of financial assets. Once identified for sale, the receivable is recorded at the lower of cost or fair value. Upon sale, we derecognize the net carrying amount of the receivables.

We recognized the cash proceeds received upon sale in Net cash provided by operating activities on our Consolidated Statements of Cash Flows.

On October 22, 2024, we executed an amendment to the EIP Sale Arrangement and an amendment to the Service Receivable Sale Arrangement (together, the "Pledge Amendments"). Prior to the effective date of the Pledge Amendments, the credit enhancement feature of each of the EIP Sale Arrangement and the Service Receivable Sale Arrangement was in the form of a deferred purchase price. Pursuant to the Pledge Amendments, effective on November 1, 2024, the credit enhancement feature of each arrangement is replaced by a recourse guarantee liability, which is collateralized by pledged but unsold receivables. On November 1, 2024, we re-recognized $193 million of gross service accounts receivables and $604 million of gross EIP receivables.

Prior to the effective date of the Pledge Amendments, cash proceeds related to beneficial interests in securitization transactions in the form of the deferred purchase price were presented within Net cash used in investing activities on our Consolidated Statements of Cash Flows. Following the effective date of the Pledge Amendments, all cash proceeds associated with sold receivables are recognized within Net cash provided by operating activities on our Consolidated Statements of Cash Flows.

The recourse guarantee, and prior to the effective date of the Pledge Amendments, the deferred purchase price, represents a financial instrument that is primarily tied to the creditworthiness of our customers. At inception, we elected to measure the recourse guarantee liabilities at fair value with changes in fair value included in Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income. The fair value of the recourse guarantee liabilities is determined based on a discounted cash flow model which primarily uses Level 3 inputs, including estimated customer default rates and credit worthiness, dilutions and recoveries. Our recourse guarantee liabilities related to the sales of service receivables and EIP receivables were $130 million and $148 million as of December 31, 2025, and December 31, 2024, respectively. These liabilities were collateralized by $266 million and $286 million of gross service receivables and $535 million and $505 million of gross EIP receivables pledged, but unsold as of December 31, 2025, and December 31, 2024, respectively, which represent our maximum exposure under the recourse guarantee.

The following table summarizes the impact of the sales of certain service receivables and EIP receivables on our Consolidated Balance Sheets:

(in millions)	December 31, 2025	December 31, 2024
Derecognized net service accounts receivable and EIP receivables	$ 1,651	$ 1,616
Other current liabilities	397	409
of which, recourse guarantee	*117*	*116*
Other long-term liabilities	13	32
of which, recourse guarantee	*13*	*32*
Net cash proceeds since inception	1,372	1,468
Of which:		
Change in net cash proceeds during the year-to-date period	(96)	(115)
Net cash proceeds funded by reinvested collections	1,468	1,583

We recognized losses from sales of receivables, including changes in fair value of the recourse guarantee liabilities, beginning on November 1, 2024, and deferred purchase price assets of $58 million, $62 million and $165 million for the years ended December 31, 2025, 2024 and 2023, respectively, in Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.

Continuing Involvement

Pursuant to the EIP Sale Arrangement and Service Receivable Sale Arrangement described above, we have continuing involvement with the service accounts receivables and EIP receivables we sell, as we service the receivables, are required to replace certain receivables, including ineligible receivables, aged receivables and receivables where a write-off is imminent, and may be responsible for absorbing credit losses through performance under our recourse guarantee liabilities. We continue to service the customers and their related receivables, including facilitating customer payment collection, in exchange for a monthly servicing fee. As the receivables are sold on a revolving basis, the customer payment collections on sold receivables may be reinvested in new receivable sales. At the direction of the purchasers of the sold receivables, we apply the same policies and procedures while servicing the sold receivables as we apply to our owned receivables, and we continue to maintain normal relationships with our customers.

Note 6 – Property and Equipment

The components of property and equipment, excluding amounts transferred to held for sale, were as follows:

(in millions)	Useful Lives	December 31, 2025	December 31, 2024
Land		$ 100	$ 69
Buildings and equipment	Up to 30 years	4,521	4,377
Wireless communications systems	Up to 20 years	70,653	65,778
Leasehold improvements	Up to 10 years	2,750	2,588
Capitalized software	Up to 3 years	21,762	18,566
Leased wireless devices	Up to 16 months	30	145
Construction in progress	N/A	2,329	3,377
Accumulated depreciation and amortization		(63,812)	(56,367)
Property and equipment, net		$ 38,333	$ 38,533

Total depreciation and amortization expense relating to property and equipment and financing lease right-of-use assets was $12.6 billion, $12.1 billion and $12.0 billion for the years ended December 31, 2025, 2024 and 2023.

We capitalize interest associated with the acquisition or construction of certain property and equipment and spectrum intangible assets. We recognized capitalized interest of $43 million, $34 million and $104 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Asset retirement obligations are primarily for certain legal obligations to remediate leased property on which our network infrastructure and administrative assets are located.

Activity in our asset retirement obligations for the years ended December 31, 2025 and 2024, were as follows:

(in millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Asset retirement obligations, beginning of year	$ 1,535	$ 1,716
Fair value of liabilities acquired from the UScellular Acquisition	182	—
Liabilities incurred	35	21
Liabilities settled	(46)	(307)
Accretion expense	73	69
Changes in estimated cash flows	—	36
Asset retirement obligations, end of period	$ 1,779	$ 1,535
Classified on the consolidated balance sheets as:		
Other current liabilities	$ 114	$ 109
Other long-term liabilities	1,665	1,426

The corresponding assets, net of accumulated depreciation, related to asset retirement obligations were $561 million and $423 million as of December 31, 2025 and 2024, respectively.

Billing System Impairment

In connection with our accelerated digital transformation initiatives, including streamlining our billing technology, we evaluated our billing system architecture strategy and concluded components of our billing system replacement plan and associated development will no longer serve our future needs. As a result, we recorded a non-cash impairment of $278 million related to capitalized software development costs during the year ended December 31, 2025, within Impairment expense on our Consolidated Statements of Comprehensive Income.

Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024, are as follows:

(in millions)	Goodwill
Balance as of December 31, 2023, net of accumulated impairment losses of $10,984	$ 12,234
Goodwill from the Ka'ena Acquisition	771
Balance as of December 31, 2024	13,005
Adjustment to goodwill from the Ka'ena Acquisition	6
Provisionally assigned goodwill from acquisitions in 2025	667
Balance as of December 31, 2025, net of accumulated impairment losses of $10,984	$ 13,678

Goodwill Impairment Assessment

Certain non-financial assets, including goodwill and indefinite-lived intangible assets such as Spectrum licenses, are not required to be measured at fair value on a recurring basis and are reported at carrying value. However, these assets are required to be assessed for impairment when events or circumstances indicate that carrying value may not be recoverable, and at least annually for goodwill and indefinite-lived intangible assets. The nonrecurring measurements of the fair value of these assets, for which observable market information may be limited, are classified within Level 3 of the fair value hierarchy. In the event an impairment is required, the asset is adjusted to its estimated fair value using market-based assumptions, to the extent they are available, as well as other assumptions that may require significant judgment.

For our annual assessment of our reporting units, we employed a qualitative approach. In addition, for our assessment of the Wireless reporting unit, the fair value was estimated using a market approach, which is based on market capitalization. We considered any events or change in circumstances that occurred, noting no indication that the fair value of our reporting units may be below their carrying amount at December 31, 2025.

Spectrum Licenses

The following table summarizes our spectrum license activity for the years ended December 31, 2025, 2024 and 2023:

(in millions)	2025	2024	2023
Spectrum licenses, beginning of year	$ 100,558	$ 96,707	$ 95,798
Spectrum license acquisitions	1,417	4,822	103
Spectrum licenses acquired from the UScellular Acquisition	1,730	—	—
Spectrum licenses transferred to held for sale	(5,674)	(1,024)	(2)
Costs to clear spectrum	1	53	808
Spectrum licenses, end of year	$ 98,032	$ 100,558	$ 96,707

Cash payments to acquire spectrum licenses and payments for costs to clear spectrum are included in Purchases of spectrum licenses and other intangible assets, including deposits. Cash proceeds from the sale of spectrum licenses are included in Proceeds from the sale of property, equipment and intangible assets on our Consolidated Statements of Cash Flows.

Spectrum Auctions

In September 2022, the FCC announced that we were the winning bidder of 7,156 licenses in Auction 108 (2.5 GHz spectrum) for an aggregate price of $304 million. At inception of Auction 108 in June 2022, we deposited $65 million. We paid the FCC the remaining $239 million for the licenses won in the auction in September 2022. On February 29, 2024, the FCC issued to us the licenses won in Auction 108, and substantially all of these licenses were deployed in March 2024.

Spectrum Exchange Transactions

During the years ended December 31, 2025 and 2024, we recognized $434 million and $1.2 billion, respectively, of non-cash spectrum license acquisitions associated with the closing of certain exchange transactions.

During the years ended December 31, 2025 and 2024, we recognized $34 million and $202 million, respectively, of gains associated with the closing of certain spectrum exchange transactions as a reduction to Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income. There were no gains or losses associated with spectrum exchange transactions during the year ended December 31, 2023.

As of December 31, 2025 and 2024, $3 million and $159 million, respectively, of spectrum licenses were classified as held for sale within Other assets on our Consolidated Balance Sheets related to additional spectrum exchange agreements pending regulatory approval and closing, which are expected to close in the next 12 months. The closings of these transactions are not expected to have a significant impact on our Consolidated Statements of Comprehensive Income.

License Purchase Agreements

DISH Network Corporation

On July 1, 2020, we and DISH Network Corporation ("DISH") entered into a License Purchase Agreement (the "DISH License Purchase Agreement") pursuant to which DISH agreed to purchase certain 800 MHz spectrum licenses for a total of approximately $3.6 billion. On October 15, 2023, we and DISH entered into an amendment (the "LPA Amendment") to the DISH License Purchase Agreement pursuant to which, among other things, the parties agreed that (1) DISH will pay us a $100 million non-refundable extension fee (in lieu of the approximately $72 million termination fee that had previously been agreed to), (2) the closing for the purchase of the spectrum licenses by DISH will occur no later than April 1, 2024, (3) if DISH has not purchased the spectrum licenses by such date for any reason (including failure to receive the required FCC approval prior to such date), then the DISH License Purchase Agreement will automatically terminate, and we will retain the $100 million extension fee, (4) if DISH does purchase the spectrum by April 1, 2024, the $100 million extension fee will be credited against the $3.6 billion purchase price, and (5) we are permitted to commence auction of the spectrum prior to April 1, 2024 at our discretion (and subject to DISH's purchase right). The LPA Amendment was approved by the Court and became effective on October 23, 2023. On October 25, 2023, we received a payment of $100 million from DISH for the extension fee and recorded a corresponding liability within Other current liabilities on our Consolidated Balance Sheets.

DISH did not purchase the 800 MHz spectrum by April 1, 2024. As such, we recognized a gain for the $100 million extension fee previously paid by DISH during the year ended December 31, 2024, within Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income and relieved the liability that was initially recorded upon receipt of the payment. On October 1, 2024, we concluded the auction process for the disposition of the spectrum as required under the final judgment agreed to by us, Deutsche Telekom AG ("DT"), Sprint LLC, SoftBank Group Corp. ("SoftBank") and DISH with the U.S. District Court for the District of Columbia, which was approved by the Court on April 1, 2020, to offer the licenses for sale. We did not receive a qualifying bid and had been relieved of the obligation to sell the spectrum licenses. On May 30, 2025, we entered into a license purchase agreement for the sale of the 800 MHz spectrum licenses, as discussed below.

Channel 51 License Co LLC and LB License Co, LLC

On August 8, 2022, we, Channel 51 License Co LLC and LB License Co, LLC (together with Channel 51 License Co LLC, the "Sellers") entered into License Purchase Agreements pursuant to which we will acquire spectrum in the 600 MHz band from the Sellers in exchange for total cash consideration of $3.5 billion.

On March 30, 2023, we and the Sellers entered into Amended and Restated License Purchase Agreements pursuant to which we and the Sellers agreed to separate the transaction into two tranches of licenses, with the closings on the acquisitions of certain licenses in Chicago, Dallas and New Orleans being deferred in order to potentially expedite the regulatory approval process for the remainder of the licenses. Subsequently, on August 25, 2023, we and the Sellers entered into Amendments No. 1 to the Amended and Restated License Purchase Agreements, which deferred the closings of certain additional licenses in Chicago and Dallas into the second closing tranche. Together, the licenses with closings deferred into the second closing tranche represent $1.1 billion of the aggregate $3.5 billion cash consideration. The licenses being acquired by us, and the total consideration being paid for the licenses, remain the same under the original License Purchase Agreements and subsequent amendments.

The FCC approved the purchase of the first tranche on December 29, 2023. The first tranche closed on June 24, 2024, and the associated payment of $2.4 billion was made on August 5, 2024.

The FCC approved the purchase of the Dallas licenses included in the second tranche on October 22, 2024. The purchase of the Dallas licenses closed on December 6, 2024, and the associated payment of $541 million was made on the same day.

The FCC approved the purchase of the remaining Chicago and New Orleans deferred licenses from the second tranche on April 15, 2025. The purchase of the remaining licenses closed on June 2, 2025, and the associated payment of $604 million was made on the same day.

Comcast Corporation

On September 12, 2023, we entered into a license purchase agreement (the "Comcast License Purchase Agreement") with Comcast Corporation and its affiliate, Comcast OTR1, LLC (together with Comcast Corporation, "Comcast"), pursuant to which we will acquire spectrum in the 600 MHz band from Comcast (the "Comcast Licenses") in exchange for total cash consideration of between $1.2 billion and $3.3 billion, subject to an application for FCC approval. The licenses will be acquired without any associated networks.

The final purchase price will be determined, in the aggregate and on a per license basis, based on the set of Comcast Licenses at the time the parties make required transfer filings with the FCC. Prior to the time of such filings, Comcast has the right to remove any or all of a certain specified subset of the Comcast Licenses, totaling $2.1 billion (the "Optional Sale Licenses"), from the Comcast License Purchase Agreement. The removal of any Optional Sale Licenses would reduce the final purchase price by the assigned value of each such license, from the maximum purchase price of $3.3 billion.

The Comcast Licenses are subject to an exclusive leasing arrangement between us and Comcast, which was entered into contemporaneously with the Comcast License Purchase Agreement. If Comcast elects to remove an Optional Sale License from the Comcast License Purchase Agreement, the associated lease for such Optional Sale License will terminate, but no sooner than two years from the date of the Comcast License Purchase Agreement (with us having a minimum period of time after any such termination to cease transmitting on such license's associated spectrum).

On January 13, 2025, we and Comcast entered into an amendment to the Comcast License Purchase Agreement pursuant to which we will acquire additional spectrum. Subsequent to the amendment, the total cash consideration for the transaction is between $1.2 billion and $3.4 billion.

As a result of additional spectrum acquisitions we are planning with third parties, we have agreed with Comcast to accelerate the consummation of our acquisition of approximately $45 million of the Comcast Licenses. The parties are currently targeting a closing on the acquisition of this accelerated portion of the Comcast Licenses in the first half of 2026, with the remaining spectrum license acquisitions targeting a closing in the first half of 2028.

N77 License Co LLC

On September 10, 2024, we entered into a License Purchase Agreement with N77 License Co LLC ("Buyer"), pursuant to which Buyer had the option to purchase all or a portion of our remaining 3.45 GHz spectrum licenses in exchange for a range of cash consideration, with the specific licenses sold to be determined based upon the amount of committed financing raised by Buyer. Following receipt of the required regulatory approvals, on April 30, 2025, we completed the sale of a portion of our 3.45 GHz spectrum licenses for $2.0 billion. During the year ended December 31, 2025, we recognized an associated gain of $151 million as a reduction to Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.

Grain Management, LLC

On May 30, 2025, we entered into a License and Unit Purchase Agreement with NEWLEVEL IV, L.P. and NEWLEVEL, LLC, both of which are affiliates of Grain Management, LLC ("Grain"), pursuant to which we will sell our 800 MHz spectrum licenses in exchange for cash consideration of $2.9 billion and the receipt of Grain's 600 MHz spectrum licenses, which we are currently utilizing under lease agreements with Grain. In addition, we may receive a share of certain future proceeds from transactions entered into by Grain that monetize the 800 MHz spectrum licenses, subject to certain terms and conditions and following a certain return on invested capital for Grain. As of December 31, 2025, $3.6 billion of the associated 800 MHz spectrum licenses have been classified as held for sale at cost, with $2.9 billion and $690 million presented in Other current assets and Other assets, respectively, on our Consolidated Balance Sheets based on the nature of consideration to be received. The transaction is subject to customary closing conditions and contingent on the receipt of regulatory approvals, including the FCC's approval regarding certain modifications to the 800 MHz spectrum licenses, and the parties are currently targeting a closing in the first half of 2026. We do not expect the transaction to have a material impact on our Consolidated Statements of

Comprehensive Income upon the transaction close. In addition, we expect an increase to our cash income tax liability of approximately $850 million upon the transaction close.

Impairment Assessment

For our assessment of Spectrum license impairment, we employed a qualitative approach. No events or change in circumstances have occurred that indicate the fair value of the Spectrum licenses may be below their carrying amount at December 31, 2025.

Other Intangible Assets

The components of Other intangible assets were as follows:

(in millions)	Useful Lives	December 31, 2025			December 31, 2024		
		Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer relationships [1]	Up to 10 years	$ 7,599	$ (4,878)	$ 2,721	$ 5,427	$ (4,123)	$ 1,304
Reacquired rights	Up to 9 years	770	(416)	354	770	(323)	447
Tradenames and patents [1]	Up to 19 years	430	(191)	239	338	(157)	181
Favorable spectrum leases	Up to 27 years	564	(184)	380	620	(169)	451
Other [1]	Up to 10 years	557	(408)	149	478	(349)	129
Other intangible assets		$ 9,920	$ (6,077)	$ 3,843	$ 7,633	$ (5,121)	$ 2,512

(1)   Includes intangible assets acquired through our acquisitions. See Note 2 - Business Combinations and Note 3 - Joint Ventures for more information.

Amortization expense for intangible assets subject to amortization was $975 million, $857 million and $888 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated aggregate future amortization expense for intangible assets subject to amortization is summarized below:

(in millions)	Estimated Future Amortization
Twelve Months Ending December 31,	
2026	$ 987
2027	769
2028	569
2029	430
2030	278
Thereafter	810
Total	$ 3,843

Note 8 – Fair Value Measurements

The carrying values of Cash and cash equivalents, Accounts receivable and Accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments. The carrying values of EIP receivables approximate fair value as the receivables are generally recorded at their present value using an imputed interest rate.

Derivative Financial Instruments

We use derivatives to manage exposure to market risk, such as exposure to fluctuations in foreign currency exchange rates and interest rates. We designate certain derivatives as hedging instruments in a qualifying hedge accounting relationship to mitigate fluctuations in values or cash flows related to such risks caused by foreign currency or interest rate volatility. We do not use derivatives for trading or speculative purposes.

Cash flows associated with qualifying hedge derivative instruments are presented in the same category on our Consolidated Statements of Cash Flows as the item being hedged. For fair value hedges, other than foreign currency hedges, the change in the fair value of the derivative instruments is recognized in earnings through the same income statement line item as the change in the fair value of the hedged item. For cash flow hedges, as well as fair value foreign currency hedges, the change in the fair value of the derivative instruments is reported in Accumulated other comprehensive loss and recognized in earnings when the hedged item is recognized in earnings, again, through the same income statement line item.

We record derivatives on our Consolidated Balance Sheets at fair value that is derived primarily from observable market data, including exchange rates, interest rates and forward curves. These market inputs are utilized in the discounted cash flow calculation considering the instrument's term, notional amount, discount rate and credit risk. Significant inputs to derivative valuations are generally observable in active markets and, as such, are classified as Level 2 in the fair value hierarchy.

Cross-Currency Swaps

We enter into cross-currency swaps to offset changes in the value of our payments on foreign-denominated debt in USD and to mitigate the impact of foreign currency transaction gains and losses.

We have entered into cross-currency swap agreements, with the same notional amounts as our EUR-denominated debt issuances, to effectively convert €4.8 billion to USD borrowings, with the same maturities as our EUR-denominated debt issuances. The swaps qualify and have been designated as fair value hedges of our EUR-denominated debt, mitigating our exposure to foreign currency transaction gains and losses.

Accordingly, all changes in the fair value of the swaps will be initially recorded through Accumulated other comprehensive loss on our Consolidated Balance Sheets and reclassified to earnings in an amount that exactly offsets the periodic transaction gain or loss on remeasuring the debt, such that there will be no earnings volatility due to changes in foreign-currency exchange rates. Transaction gains or losses on remeasuring the EUR-denominated debt, as well as the offsetting swap amounts, are recorded within Other (expense) income, net on our Consolidated Statements of Comprehensive Income.

Changes in the fair value of the swaps may be different from the current period transaction gain or loss on remeasurement of the debt, in which case the difference will remain in Accumulated other comprehensive loss on our Consolidated Balance Sheets. These differences generally represent credit or liquidity risk, referred to as a basis spread, and the time value of money ("excluded components"). The value of the excluded components is recognized in earnings using a systematic and rational method by accruing the current-period swap settlements into Interest expense, net, on our Consolidated Statements of Comprehensive Income. If an amount remains in Accumulated other comprehensive loss on our Consolidated Balance Sheets upon settlement of the derivative, those amounts will be reclassified to earnings at that time.

The following table summarizes the activity of our cross-currency swaps:

(in millions)	Year Ended December 31,	
	2025	2024
Other (expense) income, net		
Pre-tax transaction (loss) gain on remeasurement of EUR-denominated debt	$ (661)	$ 79
Amount recognized in Other (expense) income, net reclassified from Accumulated other comprehensive loss	661	(79)
Accumulated other comprehensive loss		
Amount recognized in Accumulated other comprehensive loss reclassified to Other (expense) income, net	$ (661)	$ 79
Gain (loss) associated with the change in fair value of cross-currency swaps recognized in Accumulated other comprehensive loss	410	(58)

Interest Rate Lock Derivatives

In April 2020, we terminated our interest rate lock derivatives entered into in October 2018. Aggregate changes in the fair value of our terminated interest rate lock derivatives, net of amortization, of $771 million and $960 million are presented in Accumulated other comprehensive loss on our Consolidated Balance Sheets as of December 31, 2025 and 2024, respectively.

During the years ended December 31, 2025, 2024 and 2023, we amortized $254 million, $236 million, and $219 million respectively, from Accumulated other comprehensive loss into Interest expense, net, on our Consolidated Statements of Comprehensive Income. We expect to amortize $274 million of the Accumulated other comprehensive loss associated with the derivatives into Interest expense, net, over the 12 months ending December 31, 2026.

Recourse Guarantee Liabilities

In connection with the sales of certain service and EIP accounts receivable pursuant to the sale arrangements, we have recourse guarantee liabilities measured at fair value that are based on a discounted cash flow model using unobservable Level 3 inputs, including estimated customer default rates and credit worthiness. See Note 5 – Sales of Certain Receivables for further information.

The carrying amounts of our recourse guarantee liabilities of $130 million and $148 million are included on our Consolidated Balance Sheets as of December 31, 2025 and 2024, respectively.

Debt

The fair values of our Senior Notes and spectrum-backed Senior Secured Notes to third parties were determined based on quoted market prices in active markets. Accordingly, our Senior Notes and spectrum-backed Senior Secured Notes to third parties were classified as Level 1 within the fair value hierarchy. The fair value of our Senior Notes to affiliates was determined based on the fair value of the Senior Notes to third parties with similar terms and maturities. Accordingly, our Senior Notes to affiliates were classified as Level 2 within the fair value hierarchy. The fair values of our Senior Notes to third parties (EUR-denominated) and ABS Notes were primarily based on quoted prices in inactive markets for identical instruments and observable changes in market interest rates, both of which are Level 2 inputs. Accordingly, our Senior Notes to third parties (EUR-denominated) and ABS Notes were classified as Level 2 within the fair value hierarchy. The fair value of our ECA Facilities (as defined below) was determined based on a discounted cash flow approach using market interest rates of instruments with similar maturities and credit risk. Accordingly, our ECA Facilities were classified as Level 2 within the fair value hierarchy.

Although we have determined the estimated fair values using available market information and commonly accepted valuation methodologies, judgment was required in interpreting market data to develop fair value estimates for the Senior Notes to third parties (EUR-denominated), Senior Notes to affiliates, ABS Notes and ECA Facilities. The fair value estimates were based on information available as of December 31, 2025 and 2024. As such, our estimates are not necessarily indicative of the amount we could realize in a current market exchange.

The carrying amounts and fair values of our short-term and long-term debt, excluding accrued interest, included on our Consolidated Balance Sheets were as follows:

(in millions)	Level within the Fair Value Hierarchy	December 31, 2025		December 31, 2024	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:					
Senior Notes to third parties	1	$ 74,575	$ 70,517	$ 71,783	$ 65,631
Senior Notes to third parties (EUR-denominated)	2	5,551	5,460	2,058	2,125
Senior Notes to affiliates	2	1,498	1,500	1,497	1,491
Senior Secured Notes to third parties	1	844	835	1,361	1,330
ABS Notes to third parties	2	1,995	2,017	1,566	1,570
ECA Facilities to third parties	2	1,819	1,876	—	—

Note 9 – Debt

Debt was as follows:

(in millions)	December 31, 2025	December 31, 2024
3.500% Senior Notes due 2025	$ —	$ 3,000
4.738% Series 2018-1 A-1 Notes due 2025	—	131
1.500% Senior Notes due 2026	1,000	1,000
2.250% Senior Notes due 2026	1,800	1,800
2.625% Senior Notes due 2026	1,200	1,200
7.625% Senior Notes due 2026	—	1,500
3.750% Senior Notes due 2027	4,000	4,000
5.375% Senior Notes due 2027	—	500
2.050% Senior Notes due 2028	1,750	1,750
4.750% Senior Notes due 2028	1,500	1,500
4.750% Senior Notes to affiliates due 2028	1,500	1,500
4.800% Senior Notes due 2028	900	900
4.910% Class A Senior ABS Notes due 2025	—	570
4.950% Senior Notes due 2028	1,000	1,000
5.152% Series 2018-1 A-2 Notes due 2028	827	1,194
6.875% Senior Notes due 2028	2,475	2,475
2.400% Senior Notes due 2029	500	500
2.625% Senior Notes due 2029	1,000	1,000
3.375% Senior Notes due 2029	2,350	2,350
3.550% Senior Notes due 2029 (EUR-denominated)	705	621
4.200% Senior Notes due 2029	700	700
4.250% Class A Senior ABS Notes due 2029	500	500
4.740% Class A Senior ABS Notes due 2029	500	—
4.850% Senior Notes due 2029	1,000	1,000
5.050% Class A Senior ABS Notes due 2029	500	500
3.875% Senior Notes due 2030	7,000	7,000
4.340% Class A Senior ABS Notes due 2030	500	—
2.250% Senior Notes due 2031	1,000	1,000
2.550% Senior Notes due 2031	2,500	2,500
2.875% Senior Notes due 2031	1,000	1,000
3.500% Senior Notes due 2031	2,450	2,450
2.700% Senior Notes due 2032	1,000	1,000
3.150% Senior Notes due 2032 (EUR-denominated)	1,175	—
3.700% Senior Notes due 2032 (EUR-denominated)	881	777
5.125% Senior Notes due 2032	1,250	—
8.750% Senior Notes due 2032	2,000	2,000
4.625% Senior Notes due 2033	800	—
5.050% Senior Notes due 2033	2,600	2,600
5.200% Senior Notes due 2033	1,250	1,250
6.700% Senior Notes due 2033	489	—
5.150% Senior Notes due 2034	1,250	1,250
5.750% Senior Notes due 2034	1,000	1,000
4.700% Senior Notes due 2035	900	900
4.950% Senior Notes due 2035	1,000	—
5.300% Senior Notes due 2035	1,000	—
ECA Facility due March 2036 [1]	913	—
ECA Facility due November 2036 [1]	957	—
3.850% Senior Notes due 2036 (EUR-denominated)	764	673
3.500% Senior Notes due 2037 (EUR-denominated)	1,175	—
4.375% Senior Notes due 2040	2,000	2,000
3.000% Senior Notes due 2041	2,500	2,500
3.800% Senior Notes due 2045 (EUR-denominated)	881	—
4.500% Senior Notes due 2050	3,000	3,000
3.300% Senior Notes due 2051	3,000	3,000
3.400% Senior Notes due 2052	2,800	2,800
5.650% Senior Notes due 2053	1,750	1,750
5.750% Senior Notes due 2054	1,250	1,250
6.000% Senior Notes due 2054	1,000	1,000

5.250% Senior Notes due 2055	900	900
5.500% Senior Notes due 2055	750	750
5.875% Senior Notes due 2055	1,250	—
5.700% Senior Notes due 2056	1,000	—
3.600% Senior Notes due 2060	1,700	1,700
5.800% Senior Notes due 2062	750	750
6.250% Senior Notes due 2069	393	—
5.500% Senior Notes due March 2070	401	—
5.500% Senior Notes due June 2070	395	—
Unamortized Premium on debt to third parties	666	775
Unamortized Discount on debt to third parties	(313)	(223)
Debt issuance costs and consent fees	(352)	(278)
Total debt	86,282	78,265
Less: Current portion of Senior Notes	5,135	4,068
Total long-term debt	$ 81,147	$ 74,197

(1) Interest is based on the Secured Overnight Financing Rate ("SOFR") for the interest period plus an applicable margin. The floating rate, including the applicable margin, on the ECA Facility due March 2036 was 4.927% for the interest payment made during the year ended December 31, 2025. No interest was paid on the ECA Facility due November 2036 during the year ended December 31, 2025.

Long-term debt was classified as follows:

(in millions)	December 31, 2025	December 31, 2024
Long-term debt	$ 79,649	$ 72,700
Long-term debt to affiliates	1,498	1,497
Total long-term debt	$ 81,147	$ 74,197

Our effective interest rate, excluding the impact of derivatives and capitalized interest, was approximately 4.2% and 4.1% on weighted-average debt outstanding of $83.0 billion and $78.3 billion for the years ended December 31, 2025 and 2024, respectively. The weighted-average debt outstanding was calculated by applying an average of the monthly ending balances of total short-term and long-term debt to third parties and short-term and long-term debt to affiliates, net of unamortized premiums, discounts, debt issuance costs and consent fees.

Senior Notes

The Senior Notes are guaranteed on a senior unsecured basis by the Company and certain of our consolidated subsidiaries. They are redeemable at our discretion, in whole or in part, at any time. The redemption price is calculated by reference to the date on which such notes are redeemed and includes a premium, generally until the notes reach a par call date, on or after which they are redeemable at par. The amount of time by which the par call date, where applicable, precedes the maturity date of the respective series of Senior Notes generally varies from one month to three years.

Issuances and Borrowings

During the year ended December 31, 2025, we issued and borrowed the following debt:

(in millions)	Principal Issuances	Discounts and Issuance Costs, Net [1]	Net Proceeds from Issuance of Long-Term Debt	Issue Date
3.150% Senior Notes due 2032 (EUR-denominated)	$ 1,036	$ (5)	$ 1,031	February 11, 2025
3.500% Senior Notes due 2037 (EUR-denominated)	1,036	(8)	1,028	February 11, 2025
3.800% Senior Notes due 2045 (EUR-denominated)	777	(7)	770	February 11, 2025
5.125% Senior Notes due 2032	1,250	(7)	1,243	March 27, 2025
5.300% Senior Notes due 2035	1,000	(7)	993	March 27, 2025
5.875% Senior Notes due 2055	1,250	(15)	1,235	March 27, 2025
6.700% Senior Notes due 2033 [2]	489	56	—	August 5, 2025
6.250% Senior Notes due 2069 [2]	393	3	—	August 5, 2025
5.500% Senior Notes due March 2070 [2]	401	(42)	—	August 5, 2025
5.500% Senior Notes due June 2070 [2]	395	(42)	—	August 5, 2025
4.625% Senior Notes due 2033	800	(5)	795	October 9, 2025
4.950% Senior Notes due 2035	1,000	(9)	991	October 9, 2025
5.700% Senior Notes due 2056	1,000	(15)	985	October 9, 2025
Total of Senior Notes issued	10,827	(103)	9,071	
4.740% Class A Senior ABS Notes due 2029	500	(2)	498	February 27, 2025
4.340% Class A Senior ABS Notes due 2030	500	(2)	498	August 6, 2025
Total of ABS Notes issued	1,000	(4)	996	
4.927% ECA Facility due March 2036	1,000	(30)	970	March 17, 2025
4.502% ECA Facility due November 2036	500	(13)	487	November 28, 2025
4.392% ECA Facility due November 2036	500	(11)	489	December 18, 2025
Total of credit facilities borrowed	2,000	(54)	1,946	
Total Issuances and Borrowings	$ 13,827	$ (161)	$ 12,013	

(1) Includes accrued or paid issuance costs and discounts.
(2) In connection with the closing of the UScellular Acquisition, we became obligated to execute the Exchange Offers of certain senior notes of UScellular pursuant to which T-Mobile notes with an aggregate outstanding principal balance of $1.7 billion were issued with the same interest rate, interest payment dates, maturity dates and redemption terms as each corresponding series of senior notes of UScellular. See Note 2 – Business Combinations for further information regarding the UScellular Acquisition.

Subsequent to December 31, 2025, on January 12, 2026, we issued $1.2 billion of 5.000% Senior Notes due 2036 and $850 million of 5.850% Senior Notes due 2056.

Credit Facilities

We maintain a revolving credit facility (the "Revolving Credit Facility") with an aggregate commitment amount of $7.5 billion, including a letter of credit sub-facility of up to $1.5 billion and a swingline loan sub-facility of up to $500 million. As of December 31, 2025 and 2024, we did not have an outstanding balance under the Revolving Credit Facility.

Subsequent to December 31, 2025, on January 5, 2026, we entered into a Second Amended and Restated Credit Agreement (the "January 2026 Credit Agreement") with certain financial institutions named therein. The January 2026 Credit Agreement amends and restates in its entirety the Amended and Restated Credit Agreement dated as of October 17, 2022. The January 2026 Credit Agreement increases the commitments under the revolving credit facility from $7.5 billion to $10.0 billion and extends the maturity of the commitments to January 5, 2031, except as otherwise extended or replaced.

Note Redemptions and Repayments

During the year ended December 31, 2025, we made the following note redemptions and repayments:

(in millions)	Principal Amount		Write-off of Issuance Cost and Consent Fees [1]		Redemption or Repayment Date	Redemption Price
3.500% Senior Notes due 2025	$	3,000	$	—	April 15, 2025	N/A
5.375% Senior Notes due 2027		500		1	September 1, 2025	100 %
7.625% Senior Notes due 2026		1,500		(13)	November 1, 2025	100 %
Total Redemptions	$	5,000	$	(12)		
4.738% Secured Series 2018-1 A-1 Notes due 2025	$	131	$	—	January 13, 2025	N/A
ECA Facility due March 2036		87		—	Various	N/A
5.152% Series 2018-1 A-2 Notes due 2028		368		—	Various	N/A
4.910% Class A Senior ABS Notes due 2025		570		—	Various	N/A
ECA Facility due November 2036		43		—	November 28, 2025	N/A
Total Repayments	$	1,199	$	—		

(1) Write-off of issuance costs and consent fees are included in Other (expense) income, net on our Consolidated Statements of Comprehensive Income. Write-off of issuance costs and consent fees are included in Other, net within Net cash provided by operating activities on our Consolidated Statements of Cash Flows.

Subsequent to December 31, 2025, on January 22, 2026, we delivered notices of redemption on $3.0 billion aggregate principal amount of our 4.750% Senior Notes due 2028 and 4.750% Senior Notes to affiliates due 2028. We redeemed the notes at par on February 1, 2026.

Asset-backed Notes

In connection with issuing the ABS Notes, we formed a wholly owned subsidiary, which qualifies as a bankruptcy remote entity (the "ABS BRE"), and a trust (the "ABS Trust" and together with the ABS BRE, the "ABS Entities"), in which the ABS BRE holds a residual interest. The ABS BRE's residual interest in the ABS Trust represents the rights to all funds not needed to make required payments on the ABS Notes and other related payments and expenses.

Under the terms of the ABS Notes, our wholly owned subsidiary, T-Mobile Financial LLC ("FinCo"), and certain of our other wholly owned subsidiaries (collectively, the "Originators") transfer EIP receivables to the ABS BRE, which in turn transfers such receivables to the ABS Trust, which issued the ABS Notes. The Class A senior ABS Notes have an expected weighted average life of approximately 2.5 years. Under the terms of the transaction, there is a two-year revolving period during which we may transfer additional receivables to the ABS Entities as collections on the receivables are received. The EIP receivables transferred to the ABS Entities and related assets, consisting primarily of restricted cash, will only be available for payment of the ABS Notes and expenses related thereto, payments to the Originators in respect of additional transfers of device payment plan agreement receivables, and other obligations arising from our ABS Notes transactions, and will not be available to pay our other obligations until the associated ABS Notes and related obligations are satisfied. The third-party investors in the Class A senior ABS Notes have legal recourse only to the assets of the ABS Trust securing the ABS Notes and do not have any recourse to T-Mobile with respect to the payment of principal and interest. The receivables transferred to the ABS Trust will only be available for payment of the ABS Notes and other obligations arising from the transaction and will not be available to pay any obligations or claims of T-Mobile's creditors.

Under a parent support agreement, T-Mobile has agreed to guarantee the performance of the obligations of FinCo, which will continue to service the receivables, and the other T-Mobile entities participating in the transaction. However, T-Mobile does not guarantee any principal or interest on the ABS Notes or any payments on the underlying EIP receivables.

Cash collections on the EIP receivables are required at certain specified times to be placed into segregated accounts. Deposits to the segregated accounts are considered restricted cash and are included in Other current assets on our Consolidated Balance Sheets.

As of December 31, 2025, $2.0 billion of our ABS Notes were secured in total by $2.6 billion of gross EIP receivables and collections on such receivables. Our ABS Notes and the assets securing this debt are included on our Consolidated Balance Sheets.

The expected maturities of our ABS Notes as of December 31, 2025, were as follows:

(in millions)	Expected Maturities
2026	$ 594
2027	1,050
2028	356
Total	$ 2,000

Variable Interest Entities

The ABS Entities meet the definition of a VIE for which we have determined that we are the primary beneficiary as we have the power to direct the activities of the ABS Entities that most significantly impact their performance. Those activities include selecting which receivables are transferred into the ABS Entities, servicing such receivables, and funding of the ABS Entities. Additionally, our equity interest and residual interest in the ABS BRE and the ABS Trust, respectively, obligate us to absorb losses and give us the right to receive benefits from the ABS Entities that could potentially be significant to the ABS Entities. Accordingly, we include the balances and results of operations of the ABS Entities in our consolidated financial statements.

The following table summarizes the carrying amounts and classification of assets and liabilities included in our Consolidated Balance Sheets with respect to the ABS Entities:

(in millions)	December 31, 2025	December 31, 2024
Assets		
Equipment installment plan receivables, net	$ 1,865	$ 1,472
Equipment installment plan receivables due after one year, net	543	352
Other current assets	232	151
Liabilities		
Accounts payable and accrued liabilities	$ 3	$ 2
Short-term debt	594	570
Long-term debt	1,401	996

See Note 4 – Receivables and Related Allowance for Credit Losses for additional information on the EIP receivables used to secure the ABS Notes.

Master Receivables Financing Agreement

Subsequent to December 31, 2025, on February 5, 2026, we entered into a master receivables financing agreement with certain third parties that provides for a revolving loan facility secured by pledged service customer relationships, which include current as well as future monthly service receivables, during the borrowing period (the "MRFA"). Concurrently with the execution of the MRFA, we borrowed $1.0 billion with a floating interest rate indexed to SOFR plus an applicable margin, maturing on February 5, 2027, a one-year borrowing period. The net proceeds will be reflected in Proceeds from issuance of short-term debt on our Condensed Consolidated Statements of Cash Flows for the three months ending March 31, 2026.

Spectrum Financing

On April 1, 2020, in connection with the closing of the Sprint Merger, we assumed Sprint's spectrum-backed notes, which are collateralized by the acquired, directly held and third-party leased Spectrum licenses (collectively, the "Spectrum Portfolio") transferred to wholly owned bankruptcy-remote special purpose entities (collectively, the "Spectrum Financing SPEs"). As of December 31, 2025 and 2024, the total outstanding obligations under these Notes were $827 million and $1.3 billion, respectively.

In October 2016, certain subsidiaries of Sprint Communications, Inc. transferred the Spectrum Portfolio to the Spectrum Financing SPEs, which was used as collateral to raise an initial $3.5 billion in senior secured notes (the "2016 Spectrum-Backed Notes") bearing interest at 3.360% per annum under a $7.0 billion securitization program. The 2016 Spectrum-Backed Notes were repayable over a five-year term, with interest-only payments over the first four quarters and amortizing quarterly principal payments thereafter commencing December 2017 through September 2021. We fully repaid the 2016 Spectrum-Backed Notes in 2021.

In March 2018, Sprint issued approximately $3.9 billion in aggregate principal amount of senior secured notes (the "2018 Spectrum-Backed Notes" and together with the 2016 Spectrum-Backed Notes, the "Spectrum-Backed Notes") under the existing $7.0 billion securitization program, consisting of two series of senior secured notes. The first series of notes totaled $2.1 billion in aggregate principal amount, bearing interest at 4.738% per annum, and had quarterly interest-only payments until June 2021, with additional quarterly principal payments commencing in June 2021 through March 2025, which was fully repaid on January 13, 2025. The second series of notes totaled approximately $1.8 billion in aggregate principal amount, bears interest at 5.152% per annum, and had quarterly interest-only payments until June 2023, with additional quarterly principal payments commencing in June 2023 through March 2028. As of December 31, 2025, $368 million of the aggregate principal amount was classified as Short-term debt on our Consolidated Balance Sheets. The Spectrum Portfolio, which also serves as collateral for the Spectrum-Backed Notes, remains substantially identical to the original portfolio from October 2016.

Simultaneously with the October 2016 offering, Sprint Communications, Inc. entered into a long-term lease with the Spectrum Financing SPEs for the ongoing use of the Spectrum Portfolio. Sprint Communications, Inc. is required to make monthly lease payments to the Spectrum Financing SPEs in an aggregate amount that is market-based relative to the spectrum usage rights as of the closing date and equal to $165 million per month. The lease payments, which are guaranteed by T-Mobile subsidiaries subsequent to the Sprint Merger, are sufficient to service all outstanding series of the 2016 Spectrum-Backed Notes and the lease also constitutes collateral for the senior secured notes. Because the Spectrum Financing SPEs are wholly owned T-Mobile subsidiaries subsequent to the Sprint Merger, these entities are consolidated and all intercompany activity has been eliminated.

Each Spectrum Financing SPE is a separate legal entity with its own separate creditors who will be entitled, prior to and upon the liquidation of the respective Spectrum Financing SPE, to be satisfied out of the Spectrum Financing SPE's assets prior to any assets of such Spectrum Financing SPE becoming available to T-Mobile. Accordingly, the assets of each Spectrum Financing SPE are not available to satisfy the debts and other obligations owed to other creditors of T-Mobile until the obligations of such Spectrum Financing SPE under the Spectrum-Backed Notes are paid in full. Certain provisions of the Spectrum Financing facility require us to maintain specified cash collateral balances. Amounts associated with these balances are considered to be restricted cash.

Restricted Cash

Certain provisions of our debt agreements require us to maintain specified cash collateral balances. Amounts associated with these balances are considered to be restricted cash.

Commercial Paper

On July 25, 2023, we established an unsecured short-term commercial paper program with the ability to borrow up to $2.0 billion from time to time. This program supplements our other available external financing arrangements, and proceeds are expected to be used for general corporate purposes. As of December 31, 2025 and 2024, there was no outstanding balance under this program.

Standby Letters of Credit

For the purposes of securing our general purpose obligations and obligations to provide device insurance services, we maintain an agreement for standby letters of credit with certain financial institutions. Our outstanding standby letters of credit were $116 million and $152 million as of December 31, 2025 and 2024, respectively.

ECA Facilities

On January 31, 2025, we entered into a credit agreement with certain financial institutions, backed by an Export Credit Agency (an "ECA Facility"), providing for a loan of up to $1.0 billion to finance network equipment-related purchases (the "ECA Facility due March 2036"). The obligations under this ECA Facility are also guaranteed by us and by all of our wholly owned domestic restricted subsidiaries (subject to customary exceptions). On March 17, 2025, we drew down the full $1.0 billion available under the ECA Facility due March 2036 and recognized the net proceeds within Proceeds from issuance of long-term debt, net on our Consolidated Statements of Cash Flows. Borrowings under this ECA Facility are amortized semi-annually in equal installments up to the maturity date of March 15, 2036. Interest is based on the SOFR for the interest period plus an applicable margin.

On August 29, 2025, we entered into an ECA Facility, providing for a loan of up to $1.0 billion to finance network equipment-related purchases (the "ECA Facility due November 2036"). The obligations under this ECA Facility are also guaranteed by us and by all of our wholly owned domestic restricted subsidiaries (subject to customary exceptions). During the fourth quarter of

2025, we drew down the full $1.0 billion available under the ECA Facility due November 2036 and recognized the net proceeds within Proceeds from issuance of long-term debt, net on our Consolidated Statements of Cash Flows. Borrowings under this ECA Facility are amortized semi-annually in equal installments up to the maturity date of November 30, 2036. Interest is based on SOFR for the interest period plus an applicable margin.

Note 10 – Tower Obligations

Existing CCI Tower Lease Arrangements

In 2012, we conveyed to Crown Castle International Corp. ("CCI") the exclusive right to manage and operate approximately 6,200 tower sites ("CCI Lease Sites") via a master prepaid lease with site lease terms ranging from 23 to 37 years. CCI has fixed-price purchase options for the CCI Lease Sites totaling approximately $2.0 billion, exercisable annually on a per-tranche basis at the end of the lease term during the period from December 31, 2035, through December 31, 2049. If CCI exercises its purchase option for any tranche, it must purchase all the towers in the tranche. We lease back a portion of the space at certain tower sites.

Assets and liabilities associated with the operation of the tower sites were transferred to special purpose entities ("SPEs"). Assets included ground lease agreements or deeds for the land on which the towers are situated, the towers themselves and existing subleasing agreements with other mobile network operator tenants that lease space at the tower sites. Liabilities included the obligation to pay ground lease rentals, property taxes and other executory costs.

We determined the SPEs containing the CCI Lease Sites ("Lease Site SPEs") are VIEs as they lack sufficient equity to finance their activities. We have a variable interest in the Lease Site SPEs but are not the primary beneficiary as we lack the power to direct the activities that most significantly impact the Lease Site SPEs' economic performance. These activities include managing tenants and underlying ground leases, performing repair and maintenance on the towers, the obligation to absorb expected losses and the right to receive the expected future residual returns from the purchase option to acquire the CCI Lease Sites. As we determined that we are not the primary beneficiary and do not have a controlling financial interest in the Lease Site SPEs, the Lease Site SPEs are not included on our consolidated financial statements.

However, we also considered if this arrangement resulted in the sale of the CCI Lease Sites for which we would derecognize the tower assets. By assessing whether control had transferred, we concluded that transfer of control criteria, as discussed in the revenue standard, were not met. Accordingly, we recorded this arrangement as a financing whereby we recorded debt, a financial obligation, and the CCI Lease Sites tower assets remained on our Consolidated Balance Sheets. We recorded long-term financial obligations in the amount of the net proceeds received and recognize interest on the tower obligations. The tower obligations are increased by interest expense and amortized through contractual leaseback payments made by us to CCI and through net cash flows generated and retained by CCI from the operation of the tower sites.

Acquired CCI Tower Lease Arrangements

Prior to the Sprint Merger, Sprint entered into a lease-out and leaseback arrangement with Global Signal Inc., a third party that was subsequently acquired by CCI, that conveyed to CCI the exclusive right to manage and operate approximately 6,400 tower sites ("Master Lease Sites") via a master prepaid lease. These agreements were assumed upon the close of the Sprint Merger, at which point the remaining term of the lease-out was approximately 17 years with no renewal options. CCI has a fixed price purchase option for all (but not less than all) of the leased or subleased sites for approximately $2.3 billion, exercisable one year prior to the expiration of the agreement and ending 120 days prior to the expiration of the agreement. We lease back a portion of the space at certain tower sites.

We considered if this arrangement resulted in the sale of the Master Lease Sites for which we would derecognize the tower assets. By assessing whether control had transferred, we concluded that transfer of control criteria, as discussed in the revenue standard, were not met. Accordingly, we recorded this arrangement as a financing whereby we recorded debt, a financial obligation, and the Master Lease Sites tower assets remained on our Consolidated Balance Sheets.

We recognize interest expense on the tower obligations. The tower obligations are increased by the interest expense and amortized through contractual leaseback payments made by us to CCI. The tower assets are reported in Property and equipment, net on our Consolidated Balance Sheets and are depreciated to their estimated residual values over the expected useful life of the towers, which is 20 years.

Leaseback Arrangement

On January 3, 2022, we entered into an agreement (the "Crown Agreement") with CCI. The Crown Agreement extends the current term of the leasebacks by up to 12 years and modifies the leaseback payments for both the Existing CCI Tower Lease Arrangements and the Acquired CCI Tower Lease Arrangements. As a result of the Crown Agreement, there was an increase in our financing obligation as of the effective date of the Crown Agreement of approximately $1.2 billion, with a corresponding decrease to Other long-term liabilities associated with unfavorable contract terms. The modification resulted in a revised interest rate under the effective interest method for the tower obligations: 11.6% for the Existing CCI Tower Lease Arrangements and 5.3% for the Acquired CCI Tower Lease Arrangements. There were no changes made to either of our master prepaid leases with CCI.

The following table summarizes the balances associated with both of the tower arrangements on our Consolidated Balance Sheets:

(in millions)	December 31, 2025	December 31, 2024
Property and equipment, net	$ 1,922	$ 2,069
Tower obligations	3,532	3,664
Other long-term liabilities	554	554

Future minimum payments related to the tower obligations are approximately $389 million for the 12-month period ending December 31, 2026, $810 million in total for both of the 12-month periods ending December 31, 2027 and 2028, $862 million in total for both of the 12-month periods ending December 31, 2029 and 2030, and $3.2 billion in total thereafter.

We are contingently liable for future ground lease payments through the remaining term of the CCI Lease Sites and the Master Lease Sites. These contingent obligations are not included in Operating lease liabilities, as any amount due is contractually owed by CCI based on the subleasing arrangement. Under the arrangement, we remain primarily liable for ground lease payments on approximately 900 sites and have included lease liabilities of $241 million in our Operating lease liabilities as of December 31, 2025.

Note 11 – Revenue from Contracts with Customers

Disaggregation of Revenue

We provide wireless communications and broadband services to a variety of customers, but focus primarily on two categories of customers:

- Postpaid customers generally include customers who are qualified to pay after receiving service utilizing phones, 5G broadband gateways, fiber connections, mobile internet devices (including tablets and hotspots), wearables, DIGITS and other connected devices (including SyncUP and IoT); and
- Prepaid customers generally include customers who pay for service in advance.

We also provide services to wholesale customers which include Machine-to-Machine and Mobile Virtual Network Operator customers that operate on our network but are managed by wholesale partners.

Postpaid service revenues, including postpaid phone revenues and postpaid other revenues, were as follows:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Postpaid service revenues			
Postpaid phone revenues	$ 49,443	$ 45,762	$ 43,449
Postpaid other revenues	8,489	6,578	5,243
Total postpaid service revenues	$ 57,932	$ 52,340	$ 48,692

The balances presented in each revenue line item on our Consolidated Statements of Comprehensive Income represent categories of revenue from contracts with customers disaggregated by type of product and service. Postpaid and prepaid service revenues also include revenues earned for providing premium services to customers, such as device insurance services.

Contract Balances

The contract asset and contract liability balances from contracts with customers as of December 31, 2025 and 2024, were as follows:

(in millions)	Contract Assets		Contract Liabilities	
Balance as of December 31, 2024	$	720	$	1,219
Balance as of December 31, 2025		1,307		1,653
Change	$	587	$	434

Contract assets primarily represent revenue recognized for equipment sales with promotional bill credits offered to customers that are paid over time and are contingent on the customer maintaining a service contract.

The change in the contract asset balance reflects customer activity related to new promotions, offset by billings on existing contracts and impairment, which is recognized as bad debt expense. The current portion of our contract assets of $920 million and $492 million as of December 31, 2025 and 2024, respectively, was included in Other current assets on our Consolidated Balance Sheets.

Contract liabilities are recorded when fees are collected, or we have an unconditional right to consideration (a receivable) in advance of delivery of goods or services. Changes in contract liabilities are primarily related to the activity of prepaid customers, including customers acquired through the Ka'ena Acquisition, as well as contract liabilities assumed in the UScellular Acquisition. Contract liabilities are primarily included in Deferred revenue on our Consolidated Balance Sheets.

Revenues for the years ended December 31, 2025, 2024 and 2023, include the following:

(in millions)	Year Ended December 31,					
	2025		2024		2023	
Amounts included in the beginning of year contract liability balance	$	1,173	$	787	$	747

Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining service performance obligations for postpaid contracts with subsidized devices and promotional bill credits that result in an extended service contract is $2.7 billion. We expect to recognize revenue as the service is provided on these postpaid contracts, generally over a period of 24 months from the time of origination.

Information about remaining performance obligations that are part of a contract that has an original expected duration of one year or less has been excluded from the above, which primarily consists of monthly service contracts.

Certain of our wholesale, roaming and service contracts include variable consideration based on usage and performance. This variable consideration has been excluded from the disclosure of remaining performance obligations. As of December 31, 2025, the aggregate amount of the contractual minimum consideration for wholesale, roaming and service contracts is $1.2 billion, $938 million and $2.2 billion for 2026, 2027 and 2028 and beyond, respectively. These contracts have a remaining duration ranging from less than one year to six years.

Contract Costs

The balance of deferred incremental costs to obtain contracts with customers was $2.0 billion for both December 31, 2025 and 2024, and is included in Other assets on our Consolidated Balance Sheets. Deferred contract costs incurred to obtain postpaid service contracts are amortized over a period of 24 months. The amortization period is monitored to reflect any significant change in assumptions. Amortization of deferred contract costs included in Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income were $1.9 billion, $2.0 billion, and $1.8 billion for the years ended December 31, 2025, 2024 and 2023, respectively.

The deferred contract cost asset is assessed for impairment on a periodic basis. There were no impairment losses recognized on deferred contract cost assets for the years ended December 31, 2025, 2024 and 2023.

Note 12 – Segment Reporting

We manage our business activities on a consolidated basis and operate as a single operating segment: Wireless. We primarily derive our revenue in the United States by providing wireless communications and broadband services to customers using our wireless networks and selling devices that provide customers access to our wireless networks. The accounting policies of the Wireless segment are the same as those described in Note 1 – Summary of Significant Accounting Policies.

Our chief operating decision maker ("CODM") is our President and Chief Executive Officer. The CODM uses Net income, as reported on our Consolidated Statements of Comprehensive Income, in evaluating performance of the Wireless segment and determining how to allocate resources of the Company as a whole, including investing in our networks and customers, stockholder return programs and acquisition strategy. The CODM does not review assets in evaluating the results of the Wireless segment, and therefore, such information is not presented.

The following table provides the operating financial results of our Wireless segment:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Total revenues	$ 88,309	$ 81,400	$ 78,558
Less: Significant and other segment expenses			
Cost of equipment sales	21,277	18,882	18,533
Employee expenses	8,553	7,041	7,629
Lease expense	5,197	5,066	5,398
Advertising expense	3,668	3,067	2,515
Bad debt expense	1,370	1,192	898
Other segment items [1]	16,179	15,223	16,526
Impairment expense	278	—	—
Gain on disposal group held for sale	—	—	(25)
Depreciation and amortization	13,508	12,919	12,818
Interest expense, net	3,774	3,411	3,335
Other expense (income), net	224	(113)	(68)
Income tax expense	3,289	3,373	2,682
Segment net income	$ 10,992	$ 11,339	$ 8,317

(1)   Other segment items included in Segment net income primarily includes certain third-party commissions, external labor and services and backhaul expenses.

Note 13 – Employee Compensation and Benefit Plans

In June 2023, the stockholders of the Company approved the T-Mobile US, Inc. 2023 Incentive Award Plan (the "2023 Plan"), which replaced the 2013 Omnibus Incentive Plan and the Sprint Corporation Amended and Restated 2015 Omnibus Incentive Plan that T-Mobile assumed in connection with the closing of the Sprint Merger (collectively, with the 2023 Plan, the "Incentive Plans"). Under the 2023 Plan, we are authorized to issue up to 33 million shares of our common stock and can grant stock options, stock appreciation rights, restricted stock, RSUs and PRSUs to eligible employees, consultants, advisors and non-employee directors. As of December 31, 2025, there were approximately 25 million shares of common stock available for future grants under the 2023 Plan.

We grant RSUs to eligible employees, key executives and certain non-employee directors and PRSUs to eligible key executives. RSUs entitle the grantee to receive shares of our common stock upon vesting (with vesting generally occurring annually over a three-year service period), subject to continued service through the applicable vesting date. PRSUs entitle the holder to receive shares of our common stock at the end of a performance period of generally up to three years, if the applicable performance goals are achieved, and generally subject to continued service through the applicable performance period. The number of shares ultimately received by the holder of PRSUs is dependent on our business performance against the specified performance goal(s) over a pre-established performance period. We also maintain an employee stock purchase plan ("ESPP"), under which eligible employees can purchase our common stock at a discounted price.

Stock-based compensation expense and related income tax benefits were as follows:

(in millions, except shares, per share and contractual life amounts)	As of and for the Year Ended December 31,		
	2025	2024	2023
Stock-based compensation expense	$ 829	$ 649	$ 667
Income tax benefit related to stock-based compensation	$ 146	$ 129	$ 130
Weighted-average fair value per stock award granted	$ 254.93	$ 162.99	$ 143.09
Unrecognized compensation expense	$ 932	$ 645	$ 637
Weighted-average period to be recognized (years)	1.9	1.8	1.8
Fair value of stock awards vested	$ 1,333	$ 820	$ 889

Stock Awards

The following activity occurred under the Incentive Plans during the year ended December 31, 2025:

Time-Based Restricted Stock Units

(in millions, except shares, per share and contractual life amounts)	Number of Units or Awards	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested, December 31, 2024	6,637,235	$ 151.55	0.8	$ 1,465
Granted	4,164,914	259.31		
Assumed through acquisition	339,324	233.41		
Vested	(4,535,878)	166.10		
Forfeited	(554,457)	217.70		
Nonvested, December 31, 2025	6,051,138	215.34	0.8	1,226

Performance-Based Restricted Stock Units

(in millions, except shares, per share and contractual life amounts)	Number of Units or Awards	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested, December 31, 2024	559,364	$ 159.79	0.9	$ 123
Granted	400,650	269.28		
Performance award achievement adjustments [1]	241,488	155.67		
Vested	(614,347)	164.83		
Forfeited	(69,035)	256.21		
Nonvested, December 31, 2025	518,120	223.71	1.6	105

(1) Represents PRSUs granted prior to 2025 for which the performance achievement period was completed in 2025, resulting in incremental unit awards. These PRSU awards are also included in the amount vested in 2025.

PRSUs included in the table above are shown at target. Share payout can range from 0% to 200% based on different performance outcomes. Weighted-average grant date fair value of RSU and PRSU awards assumed through acquisition is based on the fair value on the date assumed.

Payment of the underlying shares in connection with the vesting of RSU and PRSU awards generally triggers a tax obligation for the employee, which is required to be remitted to the relevant tax authorities. With respect to RSUs and PRSUs settled in shares, we have agreed to withhold shares of common stock otherwise issuable under the RSU and PRSU awards to cover certain of these tax obligations, with the net shares issued to the employee accounted for as outstanding common stock. We withheld 1,677,377, 1,552,111 and 2,027,800 shares of common stock to cover tax obligations associated with the payment of shares upon vesting of stock awards and remitted cash of $434 million, $269 million and $297 million to the appropriate tax authorities for the years ended December 31, 2025, 2024 and 2023, respectively.

Employee Stock Purchase Plan

Our ESPP allows eligible employees to contribute up to 15% of their eligible earnings toward the semi-annual purchase of our shares of common stock at a discounted price, subject to an annual maximum dollar amount. Employees can purchase stock at a 15% discount applied to the closing stock price on the first or last day of the six-month offering period, whichever price is lower. The number of shares issued under our ESPP was 1,150,449, 1,519,242 and 1,771,475 for the years ended December 31, 2025, 2024 and 2023, respectively. In June 2023, the stockholders of the Company approved an amendment to our ESPP plan, increasing the share reserve to 14,000,000. As of December 31, 2025, the number of securities remaining available for future sale and issuance under the ESPP was 10,622,260.

Pension and Other Postretirement Benefits Plans

On December 20, 2024, we settled $572 million of our Sprint Retirement Pension Plan retiree obligations, resulting in a gain of $80 million, recognized within Other (expense) income, net on our Consolidated Statements of Comprehensive Income. This partial plan settlement is the result of us purchasing a nonparticipating annuity that involves the transfer of significant risk from us to the insurance company (commonly referred to as a "buy-out"). This transaction is an irrevocable action, relieves us of our responsibility for the postretirement benefit obligations that were settled, and eliminates the risks related to the obligation and the assets used to effect the settlement.

The objective for the investment portfolio of the Pension Plan is to achieve a long-term nominal rate of return, net of fees, that exceeds the Pension Plan's long-term expected rate of return on investments for funding purposes. To meet this objective, our investment strategy is governed by an asset allocation policy, whereby a targeted allocation percentage is assigned to each asset class as follows: 51% to equities; 30% to fixed income investments; and 19% to real estate, infrastructure and private assets. Actual allocations are allowed to deviate from target allocation percentages within a range for each asset class as defined in the investment policy. The long-term expected rate of return on plan assets was 8% and 7% for the years ended December 31, 2025 and 2024, respectively, while the actual rate of return on plan assets was 16% and 6% for the years ended December 31, 2025 and 2024, respectively. The long-term expected rate of return on investments for funding purposes is 8% for the year ending December 31, 2026.

The components of net benefit recognized for the Pension Plan were as follows:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Interest on projected benefit obligations	$ 50	$ 83	$ 86
Gain on settlement and amortization of actuarial gain	(8)	(119)	(59)
Expected return on pension plan assets	(52)	(99)	(97)
Net pension benefit	$ (10)	$ (135)	$ (70)

The net benefit associated with the Pension Plan is included in Other income (expense), net on our Consolidated Statements of Comprehensive Income.

Investments of the Pension Plan are measured at fair value on a recurring basis, which is determined using quoted market prices or estimated fair values. As of December 31, 2025, 13% of the investment portfolio was valued at quoted prices in active markets for identical assets, 76% was valued using quoted prices for similar assets in active or inactive markets, or other observable inputs, and 11% was valued using unobservable inputs that are supported by little or no market activity, the majority of which used the net asset value per share (or its equivalent) as a practical expedient to measure the fair value. As of December 31, 2024, 26% of the investment portfolio was valued at quoted prices in active markets for identical assets, 62% was valued using quoted prices for similar assets in active or inactive markets, or other observable inputs, and 12% was valued using unobservable inputs that are supported by little or no market activity, the majority of which used the net asset value per share (or its equivalent) as a practical expedient to measure the fair value.

The fair values of our Pension Plan assets and certain other postretirement benefit plan assets in aggregate were $732 million and $626 million as of December 31, 2025 and 2024, respectively. Our accumulated benefit obligations in aggregate were $908 million and $895 million as of December 31, 2025 and 2024, respectively. As a result, the plans were underfunded by approximately $176 million and $269 million as of December 31, 2025 and 2024, respectively, and were recorded in Other long-term liabilities on our Consolidated Balance Sheets. In determining our pension obligation for the years ended December 31, 2025 and 2024, we used a weighted-average discount rate of 6% for both years.

During the years ended December 31, 2025, 2024 and 2023, we made contributions of $66 million, $52 million and $32 million, respectively, to the benefit plans. We expect to make contributions to the Plan of $31 million through the year ending December 31, 2026.

Future benefits expected to be paid are approximately $54 million for the 12-month period ending December 31, 2026, $114 million in total for both of the 12-month periods ending December 31, 2027 and 2028, $122 million in total for both of the 12-month periods ending December 31, 2029 and 2030, and $323 million in total thereafter.

Employee Retirement Savings Plan

We sponsor retirement savings plans for the majority of our employees under Section 401(k) of the Internal Revenue Code and similar plans. The plans allow employees to contribute a portion of their pre-tax and post-tax income in accordance with specified guidelines. The plans provide that we match a percentage of employee contributions up to certain limits. Employer matching contributions were $171 million, $159 million and $171 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 14 – Income Taxes

Our sources of Income before income taxes were as follows:

	Year Ended December 31,		
(in millions)	2025	2024	2023
U.S. income	$ 14,018	$ 14,607	$ 10,943
Foreign income	263	105	56
Income before income taxes	$ 14,281	$ 14,712	$ 10,999

Income tax expense is summarized as follows:

	Year Ended December 31,		
(in millions)	2025	2024	2023
Current tax expense			
Federal	$ (54)	$ (57)	$ (42)
State	(295)	(179)	(28)
Foreign	(76)	(17)	(12)
Total current tax expense	(425)	(253)	(82)
Deferred tax expense			
Federal	(2,608)	(2,743)	(2,150)
State	(216)	(348)	(417)
Foreign	(40)	(29)	(33)
Total deferred tax expense	(2,864)	(3,120)	(2,600)
Total income tax expense	$ (3,289)	$ (3,373)	$ (2,682)

The following table summarizes income tax expense and the calculation of the effective income tax rate:

(in millions, except percentages)	Year Ended December 31, 2025 Income Tax Expense	Year Ended December 31, 2025 Effective Tax Rate	Year Ended December 31, 2024 Income Tax Expense	Year Ended December 31, 2024 Effective Tax Rate	Year Ended December 31, 2023 Income Tax Expense	Year Ended December 31, 2023 Effective Tax Rate
Pre-tax income	$ 14,281		$ 14,712		$ 10,999	
Income tax expense	3,289		3,373		2,682	
Effective income tax rate		23.0 %		22.9 %		24.4 %
US federal statutory income tax rate	2,999	21.0 %	3,089	21.0 %	2,310	21.0 %
Domestic federal						
Tax credits	(286)	(2.0)%	(141)	(1.0)%	(130)	(1.2)%
Non-taxable or non-deductible items	(34)	(0.2)%	35	0.2 %	(5)	— %
Cross-border tax laws	55	0.3 %	21	0.2 %	19	0.2 %
Changes in valuation allowances	(1)	— %	(14)	(0.1)%	(12)	(0.1)%
Other	15	0.1 %	(26)	(0.2)%	(6)	— %
Domestic state & local income tax, net of federal income tax effect	421	3.0 %	451	3.1 %	422	3.8 %
Foreign tax effects	67	0.5 %	26	0.2 %	26	0.2 %
Changes in unrecognized tax benefits	53	0.3 %	(68)	(0.5)%	58	0.5 %
Effective income tax rate	$ 3,289	23.0 %	$ 3,373	22.9 %	$ 2,682	24.4 %

In 2025, state and local income taxes in California, Illinois, Iowa, Texas and Wisconsin comprise the majority of the domestic state and local income taxes, net of federal income tax effect category. In 2024, state and local income taxes in California, Florida, Illinois, New Jersey and Texas comprise the majority of that same category. In 2023, state and local income taxes in California, Florida, Illinois, New Jersey, New York and New York City comprise the majority of that same category.

Significant components of deferred income tax assets and liabilities, tax effected, are as follows:

(in millions)	December 31, 2025	December 31, 2024
Deferred tax assets		
Loss carryforwards	$ 2,537	$ 3,844
Lease liabilities	7,814	7,781
Reserves and accruals	1,160	958
Other	2,932	3,959
Deferred tax assets, gross	14,443	16,542
Valuation allowance	(240)	(259)
Deferred tax assets, net	14,203	16,283
Deferred tax liabilities		
Spectrum licenses	20,105	19,527
Property and equipment	6,399	5,874
Lease right-of-use assets	6,543	6,508
Other	739	1,074
Total deferred tax liabilities	33,786	32,983
Net deferred tax liabilities	$ 19,583	$ 16,700

Classified on the consolidated balance sheets as:		
Deferred tax liabilities	$ 19,583	$ 16,700

As of December 31, 2025, we have tax effected federal net operating loss ("NOL") carryforwards of $1.8 billion, state NOL carryforwards of $1.4 billion and foreign NOL carryforwards of $8 million, expiring through 2045. Federal and certain state NOLs of $1.7 billion generated in and after 2018 do not expire. As of December 31, 2025, our tax effected federal, state and foreign NOL carryforwards for financial reporting purposes were approximately $167 million, $682 million and $8 million, respectively, less than our NOL carryforwards for federal, state and foreign income tax purposes, due to unrecognized tax benefits of the same amount. The unrecognized tax benefit amounts exclude offsetting tax effects of $180 million in other jurisdictions.

As of December 31, 2025, we have research and development, corporate alternative minimum tax, investment and other general business credit carryforwards with a combined value of $648 million for federal income tax purposes, an immaterial amount of which begins to expire in 2042.

As of December 31, 2025, 2024 and 2023, our valuation allowance was $240 million, $259 million and $306 million, respectively. The change from December 31, 2024, to December 31, 2025 primarily related to the release of valuation allowance on state NOLs due to the expiration of those attributes. The change from December 31, 2023, to December 31, 2024 primarily related to a reduction in the valuation allowance against federal and state deferred tax assets resulting from a change in expected utilization of accumulated capital losses.

We file income tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions. We are currently under examination by various states. Management does not believe the resolution of any of the audits will result in a material change to our financial condition, results of operations or cash flows. The IRS has concluded audits of certain of our federal tax returns, most recently the 2020 tax year; however, NOL and other carryforwards for certain prior periods remain open for examination. U.S. federal, state and foreign examination for years prior to 2006 are generally closed.

A reconciliation of the beginning and ending amount of unrecognized tax benefits were as follows:

| (in millions) | Year Ended December 31, | | |
	2025	2024	2023
Unrecognized tax benefits, beginning of year	$ 1,470	$ 1,477	$ 1,254
Gross increases to tax positions in prior periods	70	140	19
Gross decreases to tax positions in prior periods	(147)	(201)	(39)
Gross increases to current period tax positions	166	132	256
Gross decreases due to settlements with taxing authorities	(62)	(11)	—
Gross decreases due to statute of limitations lapse	(18)	(67)	(13)
Unrecognized tax benefits, end of year	$ 1,479	$ 1,470	$ 1,477

As of December 31, 2025, 2024 and 2023, we had $1.3 billion in unrecognized tax benefits that, if recognized, would affect our annual effective tax rate. Penalties and interest on income tax assessments are included in Selling, general and administrative and Interest expense, respectively, on our Consolidated Statements of Comprehensive Income. The accrued interest and penalties associated with unrecognized tax benefits are insignificant.

Income taxes paid, net of refunds received, were as follows:

| (in millions) | Year Ended December 31, | | |
	2025	2024	2023
Federal	$ 97	$ 113	$ 10
State & local			
Texas	34	27	26
Illinois	42	NM	18
California	190	(10)	(10)
Other	65	40	26
Total state & local	331	57	60
Foreign			
Puerto Rico	NM	NM	35
Other	23	9	3
Total foreign	23	9	38
Total income taxes paid, net	$ 451	$ 179	$ 108

NM - Not meaningful, the amount of income taxes paid does not meet the 5% disaggregation threshold for reporting.

Note 15 – Stockholder Return Programs

2022 Stock Repurchase Program

On September 8, 2022, our Board of Directors authorized our 2022 Stock Repurchase Program for up to $14.0 billion of our common stock through September 30, 2023. During the nine months ended September 30, 2023, we repurchased 77,460,937 shares of our common stock at an average price per share of $141.57 for a total purchase price of $11.0 billion under the 2022

Stock Repurchase Program. All shares purchased during the nine months ended September 30, 2023, were purchased at market price.

2023-2024 Stockholder Return Program

On September 6, 2023, our Board of Directors authorized our 2023-2024 Stockholder Return Program of up to $19.0 billion that ran from October 1, 2023, through December 31, 2024. The 2023-2024 Stockholder Return Program consisted of repurchases of shares of our common stock and the payment of cash dividends.

During the years ended December 31, 2024 and 2023, we paid an aggregate of $3.3 billion and $747 million, respectively, in cash dividends to our stockholders under the 2023-2024 Stockholder Return Program, which were presented within Net cash used in financing activities on our Consolidated Statements of Cash Flows, of which during the years ended December 31, 2024 and 2023, $1.7 billion and $393 million, respectively, were paid to DT.

During the years ended December 31, 2024 and 2023, we repurchased 59,376,922 shares of our common stock at an average price per share of $187.07 for a total purchase price of $11.1 billion and 15,464,107 shares of our common stock at an average price per share of $144.95 for a total purchase price of $2.2 billion, respectively, under the 2023-2024 Stockholder Return Program. All shares repurchased during the years ended December 31, 2024 and 2023, were purchased at market price.

2025 Stockholder Return Program

On December 13, 2024, we announced that our Board of Directors authorized our 2025 Stockholder Return Program of up to $14.0 billion through December 31, 2025. The 2025 Stockholder Return Program consisted of repurchases of shares of our common stock and the payment of cash dividends.

On November 21, 2024, our Board of Directors declared a cash dividend of $0.88 per share on our issued and outstanding common stock, which was paid on March 13, 2025, to stockholders of record as of the close of business on February 28, 2025.

On February 6, 2025, our Board of Directors declared a cash dividend of $0.88 per share on our issued and outstanding common stock, which was paid on June 12, 2025, to stockholders of record as of the close of business on May 30, 2025.

On June 5, 2025, our Board of Directors declared a cash dividend of $0.88 per share on our issued and outstanding common stock, which was paid on September 11, 2025, to stockholders of record as of the close of business on August 29, 2025.

On September 18, 2025, our Board of Directors declared a cash dividend of $1.02 per share on our issued and outstanding common stock, which was paid on December 11, 2025, to stockholders of record as of the close of business on November 26, 2025.

During the year ended December 31, 2025, we paid an aggregate of $4.1 billion in cash dividends to our stockholders under the 2025 Stockholder Return Program, which were presented within Net cash used in financing activities on our Consolidated Statements of Cash Flows, of which during the year ended December 31, 2025, $2.1 billion were paid to DT.

During the year ended December 31, 2025, we repurchased 42,363,226 shares of our common stock at an average price per share of $232.96 for a total purchase price of $9.9 billion, under the 2025 Stockholder Return Program. All shares repurchased during the year ended December 31, 2025, were purchased at market price.

2026 Stockholder Return Program

On December 11, 2025, we announced that our Board of Directors authorized our 2026 Stockholder Return Program of up to $14.6 billion that will run through December 31, 2026. The 2026 Stockholder Return Program is expected to consist of additional repurchases of shares of our common stock and the payment of cash dividends. The amount available under the 2026 Stockholder Return Program for share repurchases will be reduced by the amount of any cash dividends declared and paid by us.

Under the 2026 Stockholder Return Program, share repurchases can be made from time to time using a variety of methods, which may include open market purchases, Rule 10b5-1 plans, accelerated share repurchases, privately negotiated transactions or otherwise, all in accordance with the rules of the Securities and Exchange Commission and other applicable legal requirements. The specific timing and amount of any share repurchases, and the specific timing and amount of any dividend payments, under the 2026 Stockholder Return Program will depend on prevailing share prices, general economic and market conditions, Company performance, and other considerations. In addition, the specific timing and amount of any dividend payments are subject to being declared on future dates by the Board in its sole discretion. The 2026 Stockholder Return Program does not obligate the Company to acquire any particular amount of common stock or to declare and pay any particular amount of dividends, and the 2026 Stockholder Return Program may be suspended or discontinued at any time at the Company's discretion.

On December 4, 2025, our Board of Directors declared a cash dividend of $1.02 per share on our issued and outstanding common stock, which will be paid on March 12, 2026, to stockholders of record as of the close of business on February 27, 2026. As of December 31, 2025, $1.1 billion for dividends payable is presented within Other current liabilities on our Consolidated Balance Sheets, of which $594 million is payable to DT.

During the year ended December 31, 2025, we did not repurchase any shares of our common stock under the 2026 Stockholder Return Program. As of December 31, 2025, we had up to $14.6 billion remaining under the 2026 Stockholder Return Program.

Subsequent to December 31, 2025, from January 1, 2026, through February 6, 2026, we repurchased 5,106,691 shares of our common stock at an average price per share of $192.61 for a total purchase price of $984 million. As of February 6, 2026, we had up to $13.6 billion remaining under the 2026 Stockholder Return Program for repurchases of shares and quarterly dividends through December 31, 2026.

Note 16 – Earnings Per Share

The computation of basic and diluted earnings per share was as follows:

| | Year Ended December 31, | | |
(in millions, except shares and per share amounts)	2025	2024	2023
Net income	$ 10,992	$ 11,339	$ 8,317
Weighted-average shares outstanding – basic [1] [2]	1,127,984,348	1,169,195,373	1,185,121,562
Effect of dilutive securities:			
Outstanding stock options, unvested stock awards and SoftBank contingent consideration [1] [2]	3,091,903	4,018,525	15,164,702
Weighted-average shares outstanding – diluted	1,131,076,251	1,173,213,898	1,200,286,264
Earnings per share – basic	$ 9.75	$ 9.70	$ 7.02
Earnings per share – diluted	$ 9.72	$ 9.66	$ 6.93
Potentially dilutive securities:			
Outstanding stock options and unvested stock awards	77,805	25,652	148,537
Ka'ena Acquisition earnout [3]	—	750,162	—

(1) For year ended December 31, 2025, the weighted-average number of shares issuable related to the Ka'ena Acquisition earnout ("Ka'ena Shares") are included in our calculations of basic and diluted weighted-average shares outstanding based on the 20 trading day volume-weighted average price as of December 31, 2025, as further described below.

(2) During 2023, the SoftBank Specified Shares (as defined below) were issued and included in our calculations of basic and diluted weighted-average shares outstanding as further described below.

(3) Represents the Ka'ena Shares that were contingently issuable based on achievement of specified performance indicators from the Ka'ena Acquisition closing date of May 1, 2024, based on the maximum number of shares contingently issuable for the earnout and 20 trading day volume-weighted average price as of December 31, 2024.

As of December 31, 2025, we had authorized 100 million shares of preferred stock, with a par value of $0.00001 per share. There was no preferred stock outstanding as of December 31, 2025 and 2024. Potentially dilutive securities were not included in the computation of diluted earnings per share if to do so would have been anti-dilutive.

The Ka'ena Shares were previously contingent consideration for the Ka'ena Acquisition. On June 30, 2025, we amended the Merger and Unit Purchase Agreement to set the calculation of the earnout as the difference between the maximum purchase price of $1.35 billion and the upfront payment, as adjusted, and removed the requirement for Ka'ena to achieve specified performance indicators. The Ka'ena Shares issuable are included in the calculation of basic and diluted weighted-average shares outstanding for the year ended December 31, 2025. The Ka'ena Shares are expected to be issued after the Ka'ena Acquisition earnout payment date.

On February 20, 2020, T-Mobile, SoftBank and DT entered into a letter agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, an aggregate of 48,751,557 shares of T-Mobile common stock (the "SoftBank Specified Shares") were contingently issuable from the Sprint Merger date of April 1, 2020. The SoftBank Specified Shares was determined to be contingent consideration for the Sprint Merger and was not dilutive until the defined volume-weighted average price per share was reached.

The issuance of the SoftBank Specified Shares was contingent on the trailing 45-trading day volume-weighted average ("VWAP") per share of T-Mobile common stock on the NASDAQ Global Select Market being equal to or greater than $150.00 (the "Threshold Price"), at any time during the period commencing on April 1, 2022, and ending on December 31, 2025 (the "Measurement Period"). In accordance with the terms of the Letter Agreement, the Threshold Price was subject to downward adjustment by the per share amount of any cash dividends or other cash distributions declared or paid on our common stock during the Measurement Period.

As of the close of trading on December 22, 2023, the 45-trading day VWAP exceeded $149.35, the then-current Threshold Price, and the Company delivered the SoftBank Specified Shares to SoftBank in accordance with the Letter Agreement on December 28, 2023, by reissuing Company treasury shares. Upon reissuance of treasury shares, the Company recorded a reclassification from Treasury shares to Additional paid-in capital of $6.9 billion, calculated based on the cost of treasury shares reissued.

The SoftBank Specified Shares issued are included in the calculation of basic and diluted weighted-average shares outstanding from the date the contingency associated with the issuance of the SoftBank Specified Shares was resolved and the beginning of the Company's fourth quarter of 2023, respectively.

Note 17 – Leases

Lessee

We are a lessee for non-cancelable operating and financing leases for cell sites, switch sites, retail stores, network equipment and office facilities with contractual terms that generally extend through 2040. The majority of cell site leases have a non-cancelable term of five to 15 years with several renewal options that can extend the lease term for five to 50 years. In addition, we have financing leases for network equipment that generally have a non-cancelable lease term of three to five years. The financing leases do not have renewal options and contain a bargain purchase option at the end of the lease.

The components of lease expense were as follows:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Operating lease expense	$ 4,945	$ 4,787	$ 4,987
Financing lease expense:			
Amortization of right-of-use assets	794	787	684
Interest on lease liabilities	126	111	79
Total financing lease expense	920	898	763
Variable lease expense	252	279	411
Total lease expense	$ 6,117	$ 5,964	$ 6,161

Information relating to the lease term and discount rate is as follows:

	Year Ended December 31,		
	2025	2024	2023
Weighted-Average Remaining Lease Term (Years)			
Operating leases	8	8	9
Financing leases	2	2	2
Weighted-Average Discount Rate			
Operating leases	4.6 %	4.4 %	4.3 %
Financing leases	5.0 %	5.3 %	4.6 %

Maturities of lease liabilities as of December 31, 2025, were as follows:

(in millions)	Operating Leases		Finance Leases	
Twelve Months Ending December 31,				
2026	$	5,060	$	1,222
2027		4,782		772
2028		4,425		347
2029		4,111		17
2030		3,730		4
Thereafter		13,987		7
Total lease payments		36,095		2,369
Less: imputed interest		(5,910)		(99)
Total	$	30,185	$	2,270

Interest payments for financing leases were $126 million, $111 million and $79 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, we have additional operating leases for commercial properties that have not yet commenced with future lease payments of approximately $38 million.

As of December 31, 2025, we were contingently liable for future ground lease payments related to certain tower obligations. These contingent obligations are not included in the above table as the amounts owed are contractually owed by CCI based on the subleasing arrangement. See Note 10 – Tower Obligations for further information.

On the UScellular Acquisition Date, we entered into a master license agreement to lease space on at least 2,100 towers being retained by UScellular and extended our tenancy term on approximately 600 additional towers where we are already leasing space from UScellular for 15 years post-closing. In addition, through the master license agreement, we leased space on approximately 1,800 additional UScellular towers on an interim basis for up to 30 months after the UScellular Acquisition Date. As a result of entering into the master license agreement, we recorded right-of use assets and lease liabilities of $1.0 billion each on the UScellular Acquisition Date, with a corresponding increase to both deferred tax liabilities and assets of $261 million.

Note 18 – Commitments and Contingencies

Purchase Commitments

We have commitments for non-dedicated transportation lines with varying expiration terms that generally extend through 2038. In addition, we have commitments to purchase wireless devices, network services, equipment, software, marketing sponsorship agreements and other items in the ordinary course of business, with various terms through 2045.

The following table summarizes the timing of such purchase commitments as of December 31, 2025:

(in millions)	Less Than 1 Year		1 - 3 Years		3 - 5 Years		More Than 5 Years		Total	
Purchase commitments [1]	$	5,047	$	6,181	$	2,990	$	2,836	$	17,054

[1] These amounts are not reflective of our entire anticipated purchases under the related agreements but are determined based on the non-cancelable quantities or termination amounts to which we are contractually obligated.

On April 24, 2024, we entered into a definitive agreement with a fund operated by EQT, Fund VI, to establish a joint venture between us and Fund VI to acquire Lumos, a fiber-to-the-home platform, from EQT's predecessor fund, EQT Infrastructure III. On April 1, 2025, we completed the joint acquisition of Lumos. Pursuant to the definitive agreement, we expect to make an additional capital contribution of approximately $500 million between 2027 and 2028 under the existing business plan. The additional capital contribution is excluded from our reported purchase commitments above. See Note 3 – Joint Ventures for additional details.

Spectrum

We lease spectrum from various parties. These leases include service obligations to the lessors. Certain spectrum leases provide for minimum lease payments, additional charges, renewal options and escalation clauses. Leased spectrum agreements have varying expiration terms that generally extend through 2050. We expect that all renewal periods in our spectrum leases will be exercised by us. Certain spectrum leases also include purchase options and right-of-first refusal clauses in which we are provided the opportunity to exercise our purchase option if the lessor receives a purchase offer from a third party. The purchase of the leased spectrum is at our option and, therefore, the option price is not included in the commitments below.

The following table summarizes the timing of spectrum lease and service credit commitments, including renewal periods as of December 31, 2025:

(in millions)	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years	Total
Spectrum leases and service credits	$ 297	$ 629	$ 645	$ 3,448	$ 5,019

On September 12, 2023, we entered into a License Purchase Agreement with Comcast pursuant to which we will acquire spectrum in the 600 MHz band from Comcast in exchange for total cash consideration of between $1.2 billion and $3.3 billion, subject to an application for FCC approval. The licenses are subject to an exclusive leasing arrangement between us and Comcast entered into contemporaneously with the License Purchase Agreement. On January 13, 2025, we and Comcast entered into an amendment to the License Purchase Agreement pursuant to which we will acquire additional spectrum. Subsequent to the amendment, the total cash consideration for the transaction is between $1.2 billion and $3.4 billion. The agreement remains subject to an application for FCC approval and is excluded from our reported purchase commitments above. See Note 7 – Goodwill, Spectrum License Transactions and Other Intangible Assets for additional details.

Sprint Merger Commitments

In connection with the regulatory proceedings and approvals of the Sprint Merger pursuant to the Business Combination Agreement with Sprint and the other parties named therein (as amended, the "Business Combination Agreement") and the other transactions contemplated by the Business Combination Agreement, we have commitments and other obligations to various state and federal agencies and certain nongovernmental organizations, including pursuant to the Consent Decree agreed to by us, DT, Sprint, SoftBank and DISH and entered by the U.S. District Court for the District of Columbia, and the FCC's memorandum opinion and order approving our applications for approval of the Sprint Merger. These commitments and obligations include, among other things, extensive 5G network build-out commitments, obligations to deliver high-speed wireless services to the vast majority of Americans, including Americans residing in rural areas, the marketing of an in-home broadband product where spectrum capacity is available and national security commitments. Many of the commitments specify time frames for compliance and reporting. Failure to fulfill our obligations and commitments in a timely manner could result in substantial fines, penalties, or other legal and administrative actions.

Contingencies and Litigation

Litigation and Regulatory Matters

We are involved in various lawsuits and disputes, claims, government agency investigations and enforcement actions, and other proceedings ("Litigation and Regulatory Matters") that arise in the ordinary course of business, which include claims of patent infringement (most of which are asserted by non-practicing entities primarily seeking monetary damages), class actions, and proceedings to enforce FCC or other government agency rules and regulations. Those Litigation and Regulatory Matters are at various stages, and some of them may proceed to trial, arbitration, hearing, or other adjudication that could result in fines, penalties, or awards of monetary or injunctive relief in the coming 12 months if they are not otherwise resolved. We have established an accrual with respect to certain of these matters, where appropriate. The accruals are reflected on our consolidated financial statements, but they are not considered to be, individually or in the aggregate, material. An accrual is established when we believe it is both probable that a loss has been incurred and an amount can be reasonably estimated. For other matters, where we have not determined that a loss is probable or because the amount of loss cannot be reasonably estimated, we have not recorded an accrual due to various factors typical in contested proceedings, including, but not limited to, uncertainty concerning legal theories and their resolution by courts or regulators, uncertain damage theories and demands, and a less than fully developed factual record. For Litigation and Regulatory Matters that may result in a contingent gain, we recognize such gains on our consolidated financial statements when the gain is realized or realizable. We recognize legal costs expected to be incurred in connection with Litigation and Regulatory Matters as they are incurred. Except as otherwise specified below, we do not expect that the ultimate resolution of these Litigation and Regulatory Matters, individually or in the aggregate, will have a material adverse effect on our financial position, but we note that an unfavorable outcome of some or all of the specific matters identified below, or other matters that we are or may become involved in could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future.

On February 28, 2020, T-Mobile and Sprint each received a Notice of Apparent Liability for Forfeiture and Admonishment from the FCC, which proposed a penalty for allegedly violating section 222 of the Communications Act and the FCC's regulations governing the privacy of customer information. On April 29, 2024, the FCC issued Forfeiture Orders against T-Mobile and Sprint that largely adopted the allegations and conclusions of the Notices of Apparent Liability and imposed penalties on T-Mobile and Sprint. T-Mobile and Sprint paid those penalties under protest, and on June 27, 2024, T-Mobile and Sprint filed Petitions for Review challenging the FCC's Forfeiture Orders in the United States Court of Appeals for the District of Columbia. On August 15, 2025, a panel of three judges denied the petitions for review. On January 23, 2026, the Court of Appeals denied T-Mobile's petitions for rehearing and rehearing en banc. T-Mobile intends to file a petition for a writ of certiorari with the United States Supreme Court. We are unable to predict the potential outcome of those proceedings.

On April 1, 2020, in connection with the closing of the Sprint Merger, we assumed the contingencies and litigation matters of Sprint. Those matters include a wide variety of disputes, claims, government agency investigations and enforcement actions, and other proceedings.

On June 1, 2021, a putative shareholder class action and derivative lawsuit was filed in the Delaware Court of Chancery, *Dinkevich v. Deutsche Telekom AG, et al.*, Case No. C.A. No. 2021-0479, against DT, SoftBank and certain of our current and former officers and directors, asserting breach of fiduciary duty claims relating to the repricing amendment to the Business Combination Agreement and to SoftBank's monetization of its T-Mobile shares. We are also named as a nominal defendant in the case. We are unable to predict the potential outcome of these claims.

On August 12, 2021, we became aware of a cybersecurity issue involving unauthorized access to T-Mobile's systems (the "August 2021 cyberattack"). Our investigation uncovered that the perpetrator had illegally gained access to certain areas of our systems on or about March 18, 2021, but only gained access to and took data of current, former, and prospective customers beginning on or about August 3, 2021.

As a result of the August 2021 cyberattack, we have become subject to numerous lawsuits, including mass arbitration claims and multiple class action lawsuits that have been filed in numerous jurisdictions seeking, among other things, unspecified monetary damages, costs and attorneys' fees arising out of the August 2021 cyberattack. In December 2021, the Judicial Panel on Multidistrict Litigation consolidated the federal class action lawsuits in the U.S. District Court for the Western District of Missouri under the caption *In re: T-Mobile Customer Data Security Breach Litigation*, Case No. 21-md-3019-BCW. On July 22, 2022, we entered into an agreement to settle the lawsuit. On June 29, 2023, the Court issued an order granting final approval of the settlement. All appeals have been resolved, and the settlement is now final. Under the terms of the settlement, we have paid an aggregate of $350 million to fund claims submitted by class members, the legal fees of plaintiffs' counsel and the costs of administering the settlement. As required under the terms of the settlement, we have spent an aggregate of $150 million for data security and related technology in 2022 and 2023. The settlement provides a full release of all claims arising out of the August 2021 cyberattack by class members who did not opt out, against all defendants, including us, our subsidiaries and affiliates, and our directors and officers. The settlement contains no admission of liability, wrongdoing or responsibility by any of the defendants.

We anticipate that this settlement of the class action, along with other settlements of separate consumer claims that have been previously completed or are currently pending, will resolve substantially all of the claims brought to date by our current, former and prospective customers who were impacted by the 2021 cyberattack. In connection with the class action settlement and the separate settlements, we recorded a total pre-tax charge of approximately $400 million in the second quarter of 2022. During the years ended December 31, 2024 and 2023, we recognized $105 million and $50 million, respectively, in reimbursements from insurance carriers for costs incurred related to the August 2021 cyberattack, which is included as a reduction to Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income. There were no reimbursements recognized during the year ended December 31, 2025.

We have also received inquiries and contested legal proceedings from various government agencies, law enforcement and other governmental authorities related to the August 2021 cyberattack, which could result in substantial fines or penalties. We reached an agreement with the FCC, which was announced on September 30, 2024, to resolve one of those inquiries. We will continue to cooperate fully with the other agencies and regulators inquiring about the matter with an aim to resolve all of these matters. While we hope to resolve them in the near term, we cannot predict the timing or outcome of any of these matters or whether we may be subject to further regulatory inquiries, investigations, or enforcement actions.

In light of the inherent uncertainties involved in such matters, and based on the information currently available to us, in addition to the previously recorded pre-tax charge of approximately $400 million noted above, we believe it is reasonably possible that we could incur additional losses associated with these proceedings and inquiries, and we will continue to evaluate information as it becomes known and will record an estimate for losses at the time or times when it is both probable that a loss has been incurred and the amount of the loss is reasonably estimable. Ongoing legal and other costs related to these proceedings and inquiries, as well as any potential future actions, may be substantial, and losses associated with any adverse judgments, settlements, penalties or other resolutions of such proceedings and inquiries could be material to our business, reputation, financial condition, cash flows and operating results.

On June 17, 2022, plaintiffs filed a putative antitrust class action complaint in the Northern District of Illinois, *Dale, et al. v. Deutsche Telekom AG, et al.*, Case No. 1:22-cv-03189, against DT, T-Mobile, and SoftBank, alleging that the Sprint Merger violated the antitrust laws and harmed competition in the U.S. retail cell service market. Plaintiffs seek injunctive relief and trebled monetary damages on behalf of a purported class of AT&T and Verizon customers whom plaintiffs allege paid artificially inflated prices due to the Sprint Merger. We are vigorously defending this lawsuit, but we are unable to predict the potential outcome.

On January 5, 2023, we identified that a bad actor was obtaining data through a single Application Programming Interface ("API") without authorization. Based on our investigation, the impacted API is only able to provide a limited set of customer account data, including name, billing address, email, phone number, date of birth, T-Mobile account number and information, such as the number of lines on the account and plan features. The result from our investigation indicates that the bad actor(s) obtained data from this API for approximately 37 million current postpaid and prepaid customer accounts, though many of these accounts did not include the full data set. We believe that the bad actor first retrieved data through the impacted API starting on or around November 25, 2022. We have notified individuals whose information was impacted consistent with state and federal requirements.

In connection with the January 2023 cyberattack, we became subject to consumer class actions and regulatory inquiries, to which we will continue to respond in due course and may incur significant expenses. However, we cannot predict the timing or outcome of any of these potential matters or whether we may be subject to additional legal proceedings, claims, regulatory inquiries, investigations, or enforcement actions.

On February 25, 2025, a purported Company shareholder filed a putative class action and derivative lawsuit in the Delaware Court of Chancery under the caption *Palkon v. Deutsche Telekom AG, et al.*, Case No. 2025-0211-PAF, against four DT entities, our current directors, and certain of our former directors, asserting breach of fiduciary duty and unjust enrichment claims relating to our 2022 Stock Repurchase Program and our 2023-2024 Stockholder Return Program. We are also named as a nominal defendant in the lawsuit. We are unable to predict the potential outcome of these claims.

Note 19 – Restructuring Costs

UScellular Acquisition Restructuring Initiatives

Upon completing the UScellular Acquisition on August 1, 2025, we began implementing restructuring initiatives to realize cost efficiencies and eliminate redundancies. The major activities associated with the UScellular Acquisition restructuring initiatives will include contract termination costs associated with the rationalization of retail stores, distribution channels, duplicative network and backhaul services and other agreements, severance costs associated with the integration of redundant processes and functions and the decommissioning of certain cell sites and distributed antenna systems to achieve synergies in network costs.

The following table summarizes the expenses incurred in connection with our UScellular Acquisition restructuring initiatives for the year ended December 31, 2025:

(in millions)	Expenses Incurred
Contract termination costs	$ 32
Severance costs	63
Network decommissioning	16
Total restructuring plan expenses	$ 111

The expenses associated with our UScellular Acquisition restructuring initiatives are included in Cost of services and Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.

The changes in the liabilities associated with our UScellular Acquisition restructuring initiatives, including expenses incurred and cash payments, are as follows:

(in millions)	August 1, 2025	Expenses Incurred	Cash Payments	Adjustments for Non-Cash Items [1]	December 31, 2025
Contract termination costs	$ —	$ 32	$ (1)	$ —	$ 31
Severance costs	—	63	(4)	—	59
Network decommissioning	—	16	(7)	(8)	1
Total	$ —	$ 111	$ (12)	$ (8)	$ 91

(1) Non-cash items primarily consist of the write-off of assets within Network decommissioning.

The liabilities accrued in connection with our UScellular Acquisition restructuring initiatives are presented in Accounts payable and accrued liabilities on our Consolidated Balance Sheets.

Our UScellular Acquisition restructuring activities are expected to occur over the next two years with substantially all costs incurred by the end of fiscal year 2027. We are evaluating additional restructuring initiatives associated with the UScellular Acquisition, which are dependent on consultations and negotiations with certain counterparties and the expected impact on our business operations, which could affect the amount or timing of the restructuring costs and related payments.

Network Restructuring Initiative

Recent technological advancements have enhanced our Customer-Driven Coverage insights, enabling us to identify, assess and shut down low customer value sites. In the fourth quarter of 2025, we began implementing restructuring initiatives to identify and realize these cost savings on our network, excluding activities associated with the UScellular Acquisition (the "Network Restructuring Initiative"). The major activities associated with the Network Restructuring Initiative include the rationalization of network and backhaul services and the decommissioning of cell sites and distributed antenna systems to reduce our overall network cost.

The following table summarizes the expenses incurred in connection with our Network Restructuring Initiative for the year ended December 31, 2025:

(in millions)	Expenses Incurred
Contract termination costs	$ 5
Network decommissioning	64
Total restructuring plan expenses	$ 69

The expenses associated with our Network Restructuring Initiative are included in Cost of services on our Consolidated Statements of Comprehensive Income.

Our Network Restructuring Initiative also includes the termination of certain of our operating leases for cell sites and switch sites. Incremental expenses associated with terminated leases and leases for which we have recognized accelerated lease expense were $24 million for the year ended December 31, 2025, and are included in Cost of services on our Consolidated Statements of Comprehensive Income.

Additionally, we recognized $97 million of accelerated depreciation for the year ended December 31, 2025, related to assets associated with the decommissioning of cell sites, which is included in Depreciation and amortization on our Consolidated Statements of Comprehensive Income.

The changes in the liabilities associated with our Network Restructuring Initiative, including expenses incurred and cash payments, are as follows:

(in millions)	December 31, 2024	Expenses Incurred	Cash Payments	Adjustments for Non-Cash Items [1]	December 31, 2025
Contract termination costs	$ —	$ 5	$ (5)	$ —	$ —
Network decommissioning	—	64	(5)	(58)	1
Total	$ —	$ 69	$ (10)	$ (58)	$ 1

(1) Non-cash items primarily consist of the write-off of assets within Network decommissioning

The liabilities accrued in connection with our Network Restructuring Initiative are presented in Accounts payable and accrued liabilities on our Consolidated Balance Sheets.

Our Network Restructuring Initiative is expected to occur over the next two years with a majority of costs incurred by the end of fiscal year 2026. We are evaluating additional restructuring activities associated with the Network Restructuring Initiative, which are dependent on consultations and negotiations with certain counterparties and the expected impact on our business operations, which could affect the amount or timing of the restructuring costs and related payments.

2025 Workforce Transformation

In the fourth quarter of 2025, we began implementing a restructuring initiative to streamline operations by centralizing leaders and teams, reducing organizational layers and eliminating duplicative roles (the "2025 Workforce Transformation").

We recorded a pre-tax charge of $390 million during the year ended December 31, 2025, related to the 2025 Workforce Transformation, which is included in Cost of services and Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.

The changes in the liabilities associated with our 2025 Workforce Transformation initiative, including expenses incurred and cash payments, are as follows:

(in millions)	December 31, 2024	Expenses Incurred	Cash Payments	December 31, 2025
Severance costs	$ —	$ 390	$ (16)	$ 374

The liabilities accrued in connection with our 2025 Workforce Transformation initiative are presented in Accounts payable and accrued liabilities on our Consolidated Balance Sheets.

We have incurred a majority of the costs associated with our 2025 Workforce Transformation initiative, with the remaining costs expected to be substantially incurred by the end of the first quarter of 2026. We expect substantially all associated employee separations and related cash outflows to occur in 2026.

Sprint Merger Restructuring Initiatives

Upon closing the Sprint Merger in April 2020, we began implementing restructuring initiatives to realize cost efficiencies and reduce redundancies. The major activities associated with the Sprint Merger restructuring initiatives included contract termination costs associated with the rationalization of retail stores, distribution channels, duplicative network and backhaul services and other agreements, severance costs associated with the integration of redundant processes and functions and the decommissioning of certain small cell sites and distributed antenna systems to achieve Sprint Merger synergies in network costs.

As of June 30, 2024, we have incurred substantially all restructuring and integration costs associated with the Sprint Merger and, accordingly, no longer separately disclose Sprint Merger-related costs. The cash payments for the Sprint Merger-related costs incurred extend beyond 2025.

The following table summarizes the expenses incurred in connection with our Sprint Merger restructuring initiatives:

(in millions)	Year Ended December 31, 2023	Year Ended December 31, 2024	Incurred to Date
Contract termination costs	$ 45	$ 4	$ 472
Severance costs	3	—	574
Network decommissioning	289	91	1,857
Total restructuring plan expenses	$ 337	$ 95	$ 2,903

The expenses associated with our Sprint Merger restructuring initiatives are included in Cost of services and Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.

Our Sprint Merger restructuring initiatives also included the acceleration or termination of certain of our operating and financing leases for cell sites, switch sites, retail stores, network equipment and office facilities. Incremental expenses associated with terminated leases and leases for which we have recognized accelerated lease expense were $91 million and $390 million for the years ended December 31, 2024 and 2023, respectively, and are included in Cost of services and Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.

2023 Workforce Reduction

In August 2023, we implemented an initiative to reduce the size of our workforce by approximately 5,000 positions, just under 7% of our total employee base, primarily in corporate and back-office functions, and some technology roles (the "2023 Workforce Reduction").

The following table summarizes the expenses incurred in connection with the 2023 Workforce Reduction initiatives:

(in millions)	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025	Incurred to Date
Severance costs (recoveries)	$ 462	$ (5)	$ (3)	$ 454

The expenses associated with the 2023 Workforce Reduction initiatives are included in Cost of services and Selling, general and administrative expenses on our Consolidated Statements of Comprehensive Income.

Note 20 – Additional Financial Information

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are summarized as follows:

(in millions)	December 31, 2025	December 31, 2024
Accounts payable	$ 5,219	$ 4,242
Payroll and related benefits	1,709	1,072
Property and other taxes, including payroll	1,601	1,524
Accrued interest	1,025	905
Other accrued liabilities	726	720
Accounts payable and accrued liabilities	$ 10,280	$ 8,463

Book overdrafts included in Accounts payable were $823 million and $460 million as of December 31, 2025 and 2024, respectively.

Related Person Transactions

We have related person transactions associated with DT, SoftBank (through August 6, 2025, the date SoftBank ceased to be a related person) or their respective affiliates in the ordinary course of business, including intercompany servicing and licensing.

The following table summarizes the impact of significant transactions with DT or its affiliates included in Operating expenses in the Consolidated Statements of Comprehensive Income:

(in millions)	Year Ended December 31,		
	2025	2024	2023
Fees incurred for use of the T-Mobile brand	$ 80	$ 80	$ 80
International long distance agreement	14	19	20

We have an agreement with DT for the reimbursement of certain administrative expenses, which was $5 million for the year ended December 31, 2025, and $4 million for each of the years ended December 31, 2024 and 2023.

During the years ended December 31, 2025 and 2024, we paid an aggregate of $4.1 billion and $3.3 billion in cash dividends to our stockholders, of which $2.1 billion and $1.7 billion was paid to DT, respectively. See Note 15 - Stockholder Return Programs for further information.

Supplemental Consolidated Statements of Cash Flows Information

The following table summarizes T-Mobile's supplemental cash flow information:

(in millions)	Year Ended December 31,					
	2025		**2024**		**2023**	
Interest payments, net of amounts capitalized	$	3,882	$	3,683	$	3,546
Operating lease payments		4,764		5,162		5,062
Income tax payments, net of refunds received		451		179		108
Non-cash investing and financing activities						
Non-cash beneficial interest obtained in exchange for securitized receivables	$	—	$	2,421	$	3,990
Change in accounts payable and accrued liabilities for purchases of property and equipment		(227)		105		(860)
Operating lease right-of-use assets obtained in exchange for lease obligations		2,728		1,741		2,141
Financing lease right-of-use assets obtained in exchange for lease obligations		1,232		1,222		1,224
Deferred consideration related to the Ka'ena Acquisition		—		218		—
Debt assumed in the UScellular Acquisition		1,653		—		—

Cash and Cash Equivalents, Including Restricted Cash

Cash and cash equivalents, including restricted cash, presented on our Consolidated Statements of Cash Flows were included on our Consolidated Balance Sheets as follows:

(in millions)	December 31, 2025		December 31, 2024	
Cash and cash equivalents	$	5,598	$	5,409
Restricted cash (included in Other current assets)		296		231
Restricted cash (included in Other assets)		82		73
Cash and cash equivalents, including restricted cash	$	5,976	$	5,713

Note 21 – Subsequent Events

On January 5, 2026, we entered into a Second Amended and Restated Credit Agreement. See Note 9 – Debt for additional information.

On January 12, 2026, we issued $1.2 billion of 5.000% Senior Notes due 2036 and $850 million of 5.850% Senior Notes due 2056.

On January 22, 2026, we delivered notices of redemption on $3.0 billion aggregate principal amount of our 4.750% Senior Notes due 2028 and 4.750% Senior Notes to affiliates due 2028. We redeemed the notes at par on February 1, 2026.

On February 5, 2026, we entered into a master receivables financing agreement and borrowed $1.0 billion, maturing on February 5, 2027. See Note 9 – Debt for additional information.

From January 1, 2026, through February 6, 2026, we repurchased 5,106,691 shares of our common stock at an average price per share of $192.61 for a total purchase price of $984 million. See Note 15 - Stockholder Return Programs for additional information.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls are also designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Form 10-K.

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits 31.1 and 31.2, respectively, to this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during our most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the second quarter of 2025, we began the implementation of a new global enterprise resource planning ("ERP") system. The implementation is expected to occur in phases over the next several years and will replace many of our operating and financial systems. The ERP system is designed to accurately maintain our financial records, support integrated billing, supply chain and other operational functionality, facilitate data analysis and accelerate information reporting to our management team related to the operation of the business.

As the phased implementation of the new ERP system continues, we could have changes to our processes and procedures which, in turn, could result in changes to our internal control over financial reporting. As such changes occur, we will evaluate quarterly whether such changes materially affect our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions, providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles, providing reasonable assurance that receipts and expenditures are made in accordance with management authorization, and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein.

Item 9B. Other Information

On December 2, 2025, Claure Mobile LLC, an entity affiliated with Marcelo Claure, a director of the Company, adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) to sell, subject to certain conditions, up to 1,250,000 shares of the Company's common stock. The duration of this trading plan is 376 days.

On December 4, 2025, Michael J. Katz, the Company's Chief Business and Product Officer, adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) to sell, subject to certain conditions, up to 15,000 shares of the Company's common stock. The duration of this trading plan is 393 days.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

We maintain a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Treasurer, and Controller, which is a "Code of Ethics for Senior Financial Officers" as defined by applicable rules of the SEC. This code is publicly available on our website at investor.t-mobile.com. If we make any amendments to this code other than technical, administrative or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of this code we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website at investor.t-mobile.com or in a Current Report on Form 8-K filed with the SEC.

We have adopted a Policy on Securities Trading that governs the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NASDAQ listing standards. A copy of our Policy on Securities Trading is included as Exhibit 19.1 to this report.

The remaining information required by this item, including information about our Directors, Executive Officers and Audit Committee will be incorporated by reference from our definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A or will be included in an amendment to this Report.

Item 11. Executive Compensation

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A or will be included in an amendment to this Report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A or will be included in an amendment to this Report.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A or will be included in an amendment to this Report.

Item 14. Principal Accountant Fees and Services

The information required by this item will be incorporated by reference from our definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A or will be included in an amendment to this Report.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as a part of this Form 10-K

1. Financial Statements

The following financial statements are included in Part II, Item 8 of this Form 10-K:

Report of Independent Registered Public Accounting Firm (PCAOB ID: 34)
Consolidated Balance Sheets
Consolidated Statements of Comprehensive Income
Consolidated Statements of Cash Flows
Consolidated Statement of Stockholders' Equity
Notes to the Consolidated Financial Statements

2. Financial Statement Schedules

All other schedules have been omitted because they are not required, not applicable or the required information is otherwise included.

3. Exhibits

See the Index to Exhibits immediately following "Item 16. Form 10-K Summary" of this Form 10-K.

Item 16. Form 10–K Summary

None**.**

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description	Incorporated by Reference			Included Herewith
		Form	Date of Filing	Exhibit Number	
2.1	Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V. and SoftBank Group Corp.	8-K	4/30/2018	2.1	
2.2	Amendment No. 1, dated as of July 26, 2019, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp.	8-K	7/26/2019	2.2	
2.3	Amendment No. 2, dated as of February 20, 2020, to the Business Combination Agreement, dated as of April 29, 2018, by and among T-Mobile US, Inc., Huron Merger Sub LLC, Superior Merger Sub Corporation, Sprint Corporation, Starburst I, Inc., Galaxy Investment Holdings, Inc., and for the limited purposes set forth therein, Deutsche Telekom AG, Deutsche Telekom Holding B.V., and SoftBank Group Corp.	8-K	2/20/2020	2.1	
2.4*	Membership Interest Purchase Agreement, dated as of September 6, 2022, by and among Sprint LLC, Sprint Communications LLC, and Cogent Infrastructure, Inc.	8-K	9/7/2022	2.1	
3.1	Fifth Amended and Restated Certificate of Incorporation of T-Mobile US, Inc.	8-K	4/1/2020	3.1	
3.2	Seventh Amended and Restated Bylaws of T-Mobile US, Inc.	8-K	4/1/2020	3.2	
4.1	Indenture, dated as of April 28, 2013 among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee.	8-K	5/2/2013	4.1	
4.2	Eleventh Supplemental Indenture, dated as of May 1, 2013 among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee.	8-K	5/2/2013	4.12	
4.3	Sixteenth Supplemental Indenture, dated as of August 11, 2014, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	10-Q	10/28/2014	4.3	
4.4	Nineteenth Supplemental Indenture, dated as of September 28, 2015, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	10-Q	10/27/2015	4.3	
4.5	Thirty-Third Supplemental Indenture, dated as of January 25, 2018, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.750% Senior Note due 2028.	8-K	1/25/2018	4.2	
4.6	Thirty-Sixth Supplemental Indenture, dated as of April 30, 2018, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.750% Senior Note due 2028-1.	8-K	5/4/2018	4.2	
4.7	Thirty-Seventh Supplemental Indenture, dated as of May 20, 2018, by and among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas.	8-K	5/21/2018	4.1	
4.8	Thirty-Eighth Supplemental Indenture, dated as of December 20, 2018, by and among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas.	8-K	12/21/2018	4.1	

Exhibit No.	Exhibit Description	Form	Date of Filing	Exhibit Number	Included Herewith
			Incorporated by Reference		
4.9	Fortieth Supplemental Indenture, dated as of September 27, 2019, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	10-Q	10/28/2019	4.1	
4.10	Forty-First Supplemental Indenture, dated as of April 1, 2020, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee.	10-Q	8/6/2020	4.12	
4.11	Forty-Third Supplemental Indenture, dated as of January 14, 2021, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.250% Senior Note due 2026.	8-K	1/14/2021	4.2	
4.12	Forty-Fourth Supplemental Indenture, dated as of January 14, 2021, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.625% Senior Note due 2029.	8-K	1/14/2021	4.3	
4.13	Forty-Fifth Supplemental Indenture, dated as of January 14, 2021, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.875% Senior Note due 2031.	8-K	1/14/2021	4.4	
4.14	Forty-Sixth Supplemental Indenture, dated as of March 23, 2021, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.625% Senior Note due 2026.	8-K	3/23/2021	4.2	
4.15	Forty-Seventh Supplemental Indenture, dated as of March 23, 2021, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.375% Senior Note due 2029.	8-K	3/23/2021	4.3	
4.16	Forty-Eighth Supplemental Indenture, dated as of March 23, 2021, by and among T-Mobile USA, Inc., T-Mobile US, Inc., the other guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.500% Senior Note due 2031.	8-K	3/23/2021	4.4	
4.17	Forty-Ninth Supplemental Indenture, dated as of March 30, 2021, by and among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee.	10-Q	8/3/2021	4.3	
4.18	Fiftieth Supplemental Indenture, dated as of May 21, 2024, by and among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee.	10-Q	7/31/2024	4.4	
4.19	Fifty-First Supplemental Indenture, dated as of March 10, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	10-Q	4/24/2025	4.9	
4.20	Fifty-Second Supplemental Indenture, dated as of August 11, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	10-Q	10/23/2025	4.7	
4.21	Fifty-Third Supplemental Indenture, dated as of December 31, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.				X
4.22	Indenture, dated as of April 9, 2020 by and among T-Mobile USA, Inc., T-Mobile US, Inc. and Deutsche Bank Trust Company Americas, as trustee.	8-K	4/13/2020	4.1	

Exhibit No.	Exhibit Description	Incorporated by Reference			Included Herewith
		Form	Date of Filing	Exhibit Number	
4.23	Second Supplemental Indenture, dated as of April 9, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.750% Senior Secured Note due 2027.	8-K	4/13/2020	4.3	
4.24	Third Supplemental Indenture, dated as of April 9, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.875% Senior Secured Note due 2030.	8-K	4/13/2020	4.4	
4.25	Fourth Supplemental Indenture, dated as of April 9, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.375% Senior Secured Note due 2040.	8-K	4/13/2020	4.5	
4.26	Fifth Supplemental Indenture, dated as of April 9, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.500% Senior Secured Note due 2050.	8-K	4/13/2020	4.6	
4.27	Seventh Supplemental Indenture, dated as of June 24, 2020 by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 1.500% Senior Secured Note due 2026.	8-K	6/26/2020	4.2	
4.28	Eighth Supplemental Indenture, dated as of June 24, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.050% Senior Secured Note due 2028.	8-K	6/26/2020	4.3	
4.29	Ninth Supplemental Indenture, dated as of June 24, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.550% Senior Secured Note due 2031.	8-K	6/26/2020	4.4	
4.30	Tenth Supplemental Indenture, dated as of October 6, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee.	8-K	10/6/2020	4.4	
4.31	Eleventh Supplemental Indenture, dated as of October 6, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee.	8-K	10/6/2020	4.5	
4.32	Twelfth Supplemental Indenture, dated as of October 6, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.000% Senior Secured Note due 2041.	8-K	10/6/2020	4.6	
4.33	Thirteenth Supplemental Indenture, dated as of October 6, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.300% Senior Secured Note due 2051.	8-K	10/6/2020	4.7	
4.34	Fourteenth Supplemental Indenture, dated as of October 28, 2020, by and among T Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.250% Senior Secured Note due 2031.	8-K	10/28/2020	4.4	

Exhibit No.	Exhibit Description	Incorporated by Reference			Included Herewith
		Form	Date of Filing	Exhibit Number	
4.35	Fifteenth Supplemental Indenture, dated as of October 28, 2020, by and among T Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee.	8-K	10/28/2020	4.5	
4.36	Sixteenth Supplemental Indenture, dated as of October 28, 2020, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee.	8-K	10/28/2020	4.6	
4.37	Seventeenth Supplemental Indenture, dated as of October 28, 2020, by and among T Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.600% Senior Secured Note due 2060.	8-K	10/28/2020	4.7	
4.38	Eighteenth Supplemental Indenture, dated as of March 30, 2021, by and among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee.	S-4	3/30/2021	4.19	
4.39	Nineteenth Supplemental Indenture, dated as of August 13, 2021, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.400% Senior Secured Note due 2052.	8-K	8/13/2021	4.3	
4.40	Twentieth Supplemental Indenture, dated as of August 13, 2021, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee.	8-K	8/13/2021	4.4	
4.41	Twenty-First Supplemental Indenture, dated as of December 6, 2021, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.400% Senior Secured Note due 2029.	8-K	12/6/2021	4.3	
4.42	Twenty-Second Supplemental Indenture, dated as of December 6, 2021, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 2.700% Senior Secured Note due 2032.	8-K	12/6/2021	4.4	
4.43	Twenty-Third Supplemental Indenture, dated as of December 6, 2021, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee.	8-K	12/6/2021	4.5	
4.44	Twenty-Fourth Supplemental Indenture, dated as of May 21, 2024, by and among T Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee.	10-Q	7/31/2024	4.5	
4.45	Twenty-Fifth Supplemental Indenture, dated as of March 10, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	10-Q	4/24/2025	4.8	
4.46	Twenty-Sixth Supplemental Indenture, dated as of August 11, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	10-Q	10/23/2025	4.6	
4.47	Twenty-Seventh Supplemental Indenture, dated as of December 31, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.				X
4.48	Indenture, dated as of September 15, 2022 by and among T-Mobile USA, Inc., T-Mobile US, Inc. and Deutsche Bank Trust Company Americas, as trustee.	8-K	9/15/2022	4.1	

Exhibit No.	Exhibit Description	Form	Date of Filing	Exhibit Number	Included Herewith
		Incorporated by Reference			
4.49	First Supplemental Indenture, dated as of September 15, 2022, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.200% Senior Note due 2033.	8-K	9/15/2022	4.2	
4.50	Second Supplemental Indenture, dated as of September 15, 2022, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.650% Senior Note due 2053.	8-K	9/15/2022	4.3	
4.51	Third Supplemental Indenture, dated as of September 15, 2022, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.800% Senior Note due 2062.	8-K	9/15/2022	4.4	
4.52	Fourth Supplemental Indenture, dated as of February 9, 2023, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.950% Senior Note due 2028.	8-K	2/9/2023	4.3	
4.53	Fifth Supplemental Indenture, dated as of February 9, 2023, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.050% Senior Note due 2033.	8-K	2/9/2023	4.4	
4.54	Sixth Supplemental Indenture, dated as of February 9, 2023, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee.	8-K	2/9/2023	4.5	
4.55	Seventh Supplemental Indenture, dated as of May 11, 2023, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.800% Senior Note due 2028.	8-K	5/11/2023	4.3	
4.56	Eighth Supplemental Indenture, dated as of May 11, 2023, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee.	8-K	5/11/2023	4.4	
4.57	Ninth Supplemental Indenture, dated as of May 11, 2023, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.750% Senior Note due 2054.	8-K	5/11/2023	4.5	
4.58	Tenth Supplemental Indenture, dated as of September 14, 2023, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.750% Senior Note due 2034.	8-K	9/14/2023	4.2	
4.59	Eleventh Supplemental Indenture, dated as of September 14, 2023, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 6.000% Senior Note due 2054.	8-K	9/14/2023	4.3	
4.60	Twelfth Supplemental Indenture, dated as of January 12, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.850% Senior Note due 2029.	8-K	1/12/2024	4.2	
4.61	Thirteenth Supplemental Indenture, dated as of January 12, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.150% Senior Note due 2034.	8-K	1/12/2024	4.3	

Exhibit No.	Exhibit Description	Incorporated by Reference			Included Herewith
		Form	Date of Filing	Exhibit Number	
4.62	Fourteenth Supplemental Indenture, dated as of January 12, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.500% Senior Note due 2055.	8-K	1/12/2024	4.4	
4.63	Fifteenth Supplemental Indenture, dated as of May 8, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.550 % Senior Note due 2029.	8-K	5/8/2024	4.2	
4.64	Sixteenth Supplemental Indenture, dated as of May 8, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.700% Senior Note due 2032.	8-K	5/8/2024	4.3	
4.65	Seventeenth Supplemental Indenture, dated as of May 8, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.850 % Senior Note due 2036.	8-K	5/8/2024	4.4	
4.66	Eighteenth Supplemental Indenture, dated as of May 21, 2024, by and among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee.	10-Q	7/31/2024	4.6	
4.67	Nineteenth Supplemental Indenture, dated as of September 26, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.200% Senior Note due 2029.	8-K	9/26/2024	4.2	
4.68	Twentieth Supplemental Indenture, dated as of September 26, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.700% Senior Note due 2035.	8-K	9/26/2024	4.3	
4.69	Twenty-First Supplemental Indenture, dated as of September 26, 2024, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.250% Senior Note due 2055.	8-K	9/26/2024	4.4	
4.70	Twenty-Second Supplemental Indenture, dated as of February 11, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.150% Senior Note due 2032.	8-K	2/11/2025	4.2	
4.71	Twenty-Third Supplemental Indenture, dated as of February 11, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.500% Senior Note due 2037.	8-K	2/11/2025	4.3	
4.72	Twenty-Fourth Supplemental Indenture, dated as of February 11, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 3.800% Senior Note due 2045.	8-K	2/11/2025	4.4	
4.73	Twenty-Fifth Supplemental Indenture, dated as of March 10, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	POSASR	3/24/2025	4.8	
4.74	Twenty-Sixth Supplemental Indenture, dated as of March 27, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.125% Senior Note due 2032.	8-K	3/27/2025	4.2	

Exhibit No.	Exhibit Description	Form	Date of Filing	Exhibit Number	Included Herewith
		Incorporated by Reference			
4.75	Twenty-Seventh Supplemental Indenture, dated as of March 27, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.300% Senior Note due 2035.	8-K	3/27/2025	4.3	
4.76	Twenty-Eighth Supplemental Indenture, dated as of March 27, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.875% Senior Note due 2055.	8-K	3/27/2025	4.4	
4.77	Twenty-Ninth Supplemental Indenture, dated as of August 5, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to T-Mobile USA, Inc.'s 6.700% Senior Notes due 2033.	8-K	8/5/2025	4.2	
4.78	Thirtieth Supplemental Indenture, dated as of August 5, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to T-Mobile USA, Inc.'s 6.250% Senior Notes due 2069.	8-K	8/5/2025	4.3	
4.79	Thirty-First Supplemental Indenture, dated as of August 5, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to T-Mobile USA, Inc.'s 5.500% Senior Notes due March 2070.	8-K	8/5/2025	4.4	
4.80	Thirty-Second Supplemental Indenture, dated as of August 5, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee, relating to T-Mobile USA, Inc.'s 5.500% Senior Notes due June 2070.	8-K	8/5/2025	4.5	
4.81	Thirty-Third Supplemental Indenture, dated as of August 11, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	POSASR	10/6/2025	4.9	
4.82	Thirty-Fourth Supplemental Indenture, dated as of October 9, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.625% Senior Note due 2033.	8-K	10/9/2025	4.2	
4.83	Thirty-Fifth Supplemental Indenture, dated as of October 9, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 4.950% Senior Note due 2035.	8-K	10/9/2025	4.3	
4.84	Thirty-Sixth Supplemental Indenture, dated as of October 9, 2025, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.700% Senior Note due 2056.	8-K	10/9/2025	4.4	
4.85	Thirty-Seventh Supplemental Indenture, dated as of December 31, 2025, by and among T-Mobile USA, Inc., the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee.	POSASR	1/7/2026	4.10	
4.86	Thirty-Eighth Supplemental Indenture, dated as of January 12, 2026, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.000% Senior Note due 2036.	8-K	1/12/2026	4.2	

		Incorporated by Reference			
Exhibit No.	Exhibit Description	Form	Date of Filing	Exhibit Number	Included Herewith
4.87	Thirty-Ninth Supplemental Indenture, dated as of January 12, 2026, by and among T-Mobile USA, Inc., the Guarantors (as defined therein) and Deutsche Bank Trust Company Americas, as trustee, including the Form of 5.850% Senior Note due 2056.	8-K	1/12/2026	4.3	
4.88	Indenture, dated as of October 1, 1998, by and among Sprint Capital Corporation, Sprint Corporation and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.)	10-Q (SEC File No. 001-04721)	11/2/1998	4(b)	
4.89	First Supplemental Indenture, dated as of January 15, 1999, by and among Sprint Capital Corporation, Sprint Corporation and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.)	8-K (SEC File No. 001-04721)	2/3/1999	4(b)	
4.90	Second Supplemental Indenture, dated as of October 15, 2001, by and among Sprint Capital Corporation, Sprint Corporation and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.)	8-K (SEC File No. 001-04721)	10/29/2001	99	
4.91	Third Supplemental Indenture, dated as of September 11, 2013, by and among Sprint Corporation, Sprint Capital Corporation, Sprint Communications, Inc. and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.)	8-K (SEC File No. 001-04721)	9/11/2013	4.5	
4.92	Fourth Supplemental Indenture, dated as of May 18, 2018, by and among Sprint Capital Corporation, Sprint Communications, Inc., and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.)	8-K (SEC File No. 001-04721)	5/18/2018	4.1	
4.93	Fifth Supplemental Indenture, dated as of April 1, 2020, by and among Sprint Capital Corporation, Sprint Communications, Inc., Sprint Corporation, T-Mobile US, Inc., T-Mobile USA, Inc. and The Bank of New York Mellon Trust Company, N.A. (as successor to Bank One, N.A.), as trustee.	10-Q/A	8/10/2020	4.19	
4.94	Sixth Supplemental Indenture, dated as of March 17, 2023, by and among Sprint Capital Corporation, Sprint Communications LLC and The Bank of New York Mellon Trust Company, N.A.	8-K	3/20/2023	4.1	
4.95	Indenture, dated as of October 27, 2016, by and among Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC and Deutsche Bank Trust Company Americas, as Trustee and Securities Intermediary.	8-K (SEC File No. 001-04721)	11/2/2016	4.1	
4.96	First Supplemental Indenture, dated as of March 12, 2018, by and among Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC and Deutsche Bank Trust Company Americas, as trustee and securities intermediary.	8-K (SEC File No. 001-04721)	3/12/2018	4.1	
4.97	Second Supplemental Indenture, dated as of June 6, 2018, to the Indenture, dated as of October 27, 2016, by and among Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC and Deutsche Bank Trust Company Americas as trustee.	8-K (SEC File No. 001-04721)	6/6/2018	4.1	
4.98	Third Supplemental Indenture, dated as of December 10, 2018, by and among Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC and Deutsche Bank Trust Company Americas, as trustee and securities intermediary.	10-Q (SEC File No. 001-04721)	1/31/2019	4.1	

		Incorporated by Reference			
Exhibit No.	Exhibit Description	Form	Date of Filing	Exhibit Number	Included Herewith
4.99	Series 2018-1 Supplement, dated as of March 21, 2018 by and among Sprint Spectrum Co LLC, Sprint Spectrum Co II LLC, Sprint Spectrum Co III LLC and Deutsche Bank Trust Company Americas, as trustee and securities intermediary.	8-K (SEC File No. 001-04721)	3/21/2018	10.1	
4.100	Proxy, Lock-Up and ROFR Agreement, dated as of April 1, 2020, by and between Deutsche Telekom AG and SoftBank Group Corp.	13D	4/2/2020	6	
4.101	Description of Securities.				X
10.1	Master Agreement, dated as of September 28, 2012, among T-Mobile USA, Inc., Crown Castle International Corp., and certain T-Mobile and Crown subsidiaries.	10-Q	8/8/2013	10.1	
10.2	Amendment No. 1, dated as of November 30, 2012, to Master Agreement, dated as of November 30, 2012, among Crown Castle International Corp., and certain T-Mobile and Crown subsidiaries.	10-Q	8/8/2013	10.2	
10.3	Settlement and Amendment No. 2, dated as of May 8, 2014, to Master Agreement, dated as of November 2012, among Crown Castle International Corp., and certain T-Mobile and Crown subsidiaries.	10-K	2/7/2019	10.3	
10.4	Master Prepaid Lease, dated as of November 30, 2012, by and among T-Mobile USA Tower LLC, T-Mobile West Tower LLC, T-Mobile USA, Inc. and CCTMO LLC.	10-Q	8/8/2013	10.3	
10.5	MPL Site Master Lease Agreement, dated as of November 30, 2012, by and among Cook Inlet/VS GSM IV PCS Holdings, LLC, T-Mobile Central LLC, T-Mobile South LLC, Powertel/Memphis, Inc., Voicestream Pittsburgh, L.P., T-Mobile West LLC, T-Mobile Northeast LLC, Wireless Alliance, LLC, Suncom Wireless Operating Company, L.L.C., T-Mobile USA, Inc. and CCTMO LLC.	10-Q	8/8/2013	10.4	
10.6	First Amendment, dated as of November 30, 2012, to MPL Site Master Lease Agreement, dated as of November 30, 2012, by and among Cook Inlet/VS GSM IV PCS Holdings, LLC, T-Mobile Central LLC, T-Mobile South LLC, Powertel/Memphis, Inc., Voicestream Pittsburgh, L.P., T-Mobile West LLC, T-Mobile Northeast LLC, Wireless Alliance, LLC, Suncom Wireless Operating Company, L.L.C., T-Mobile USA, Inc. and CCTMO LLC.	10-Q	8/8/2013	10.5	
10.7	Second Amendment, dated as of October 31, 2014, to MPL Site Master Lease Agreement, dated as of November 30, 2012, by and among Cook Inlet/VS GSM IV PCS Holdings, LLC, T-Mobile Central LLC, T-Mobile South LLC, Powertel/Memphis, Inc., Voicestream Pittsburgh, L.P., T-Mobile West LLC, T-Mobile Northeast LLC, Suncom Wireless Operating Company, L.L.C., T-Mobile USA, Inc.	10-K	2/7/2019	10.7	
10.8	Sale Site Master Lease Agreement, dated as of November 30, 2012, by and among Cook Inlet/VS GSM IV PCS Holdings, LLC, T-Mobile Central LLC, T-Mobile South LLC, Powertel/Memphis, Inc., Voicestream Pittsburgh, L.P., T-Mobile West LLC, T-Mobile Northeast LLC, Wireless Alliance, LLC, Suncom Wireless Operating Company, L.L.C., T-Mobile USA, Inc., T3 Tower 1 LLC and T3 Tower 2 LLC.	10-Q	8/8/2013	10.6	
10.9	First Amendment, dated as of November 30, 2012, to Sale Site Master Lease Agreement, dated as of November 30, 2012, by and Cook Inlet/VS GSM IV PCS Holdings, LLC, T-Mobile Central LLC, T-Mobile South LLC, Powertel/Memphis, Inc., Voicestream Pittsburgh, L.P., T-Mobile West LLC, T-Mobile Northeast LLC, Wireless Alliance, LLC, Suncom Wireless Operating Company, L.L.C., T-Mobile USA, Inc., T3 Tower 1 LLC and T3 Tower 2 LLC.	10-Q	8/8/2013	10.7	

		Incorporated by Reference			
Exhibit No.	**Exhibit Description**	**Form**	**Date of Filing**	**Exhibit Number**	**Included Herewith**
10.10	Second Amendment, dated as of October 31, 2014, to Sale Site Master Lease Agreement, dated as of November 30, 2012, by and Cook Inlet/VS GSM IV PCS Holdings, LLC, T-Mobile Central LLC, T-Mobile South LLC, Powertel/Memphis, Inc., Voicestream Pittsburgh, L.P., T-Mobile West LLC, T-Mobile Northeast LLC, Suncom Wireless Operating Company, L.L.C., T-Mobile USA, Inc., T3 Tower 1 LLC and T3 Tower 2 LLC.	10-K	2/7/2019	10.10	
10.11	Settlement Technical Closing Agreement, dated as of October 1, 2014, among Crown Castle International Corp., and certain T-Mobile and Crown subsidiaries.	10-K	2/7/2019	10.11	
10.12	Management Agreement, dated as of November 30, 2012, by and among Suncom Wireless Operating Company, L.L.C., Cook Inlet/VS GSM IV PCS Holdings, LLC, T-Mobile Central LLC, T-Mobile South LLC, Powertel/Memphis, Inc., Voicestream Pittsburgh, L.P., T-Mobile West LLC, T-Mobile Northeast LLC, Wireless Alliance, LLC, Suncom Wireless Property Company, L.L.C., T-Mobile USA Tower LLC, T-Mobile West Tower LLC, CCTMO LLC, T3 Tower 1 LLC and T3 Tower 2 LLC.	10-Q	8/8/2013	10.8	
10.13	Second Amended and Restated Stockholders' Agreement, dated as of June 22, 2020, by and among T-Mobile US, Inc., Deutsche Telekom AG and SoftBank Group Corp.	S-3ASR	6/22/2020	4.2	
10.14	Financing Matters Agreement, dated as of April 29, 2018, by and between T-Mobile USA, Inc. and Deutsche Telekom AG.	8-K	4/30/2018	10.3	
10.15	Letter Agreement, dated as of February 20, 2020, by and among T-Mobile US, Inc., Deutsche Telekom AG and SoftBank Group Corp.	8-K	2/20/2020	10.1	
10.16	License Agreement dated as of April 30, 2013 by and between T-Mobile US, Inc. and Deutsche Telekom AG.	8-K	5/2/2013	10.2	
10.17	Supplemental Agreement, effective as of June 3, 2019, to the License Agreement, dated as of April 30, 2013, by and between T-Mobile US, Inc. and Deutsche Telekom AG.	10-Q	7/26/2019	10.5	
10.18	Amendment No. 1, dated as of April 1, 2020, to the License Agreement, dated as of April 30, 2013, by and between T-Mobile US, Inc. and Deutsche Telekom AG.	8-K	4/1/2020	10.3	
10.19*	Master Network Services Agreement, dated as of July 1, 2020, between T-Mobile USA, Inc., DISH Purchasing Corporation and solely for the purposes of Section 13, DISH Network Corporation.	10-Q	11/5/2020	10.1	
10.20	Second Amended and Restated Credit Agreement, dated January 5, 2026, by and among T-Mobile USA, Inc., the lenders, swinglines lenders and L/C issuers party thereto, and JPMorgan Chase Bank, N.A., as administrative agent.	8-K	1/6/2026	10.1	
10.21	Guarantee and Collateral Agreement, dated October 27, 2016, among Deutsche Bank Trust Company Americas, Sprint Spectrum PledgeCo LLC, Sprint Spectrum PledgeCo II LLC, Sprint Spectrum PledgeCo III LLC, Sprint Spectrum License Holder LLC, Sprint Spectrum License Holder II LLC and Sprint Spectrum License Holder III LLC.	8-K (SEC File No. 001-04721)	11/2/2016	10.1	
10.22	Intra-Company Spectrum Lease Agreement, dated as of October 27, 2016, among Sprint Spectrum License Holder LLC, Sprint Spectrum License Holder II LLC and Sprint Spectrum License Holder III LLC, Sprint Communications, Inc., Sprint Intermediate HoldCo LLC, Sprint Intermediate HoldCo II LLC, Sprint Intermediate HoldCo III LLC and the guarantors.	8-K (SEC File No. 001-04721)	11/2/2016	10.2	

		Incorporated by Reference			
Exhibit No.	Exhibit Description	Form	Date of Filing	Exhibit Number	Included Herewith
10.23	First Amendment to Intra-Company Spectrum Lease Agreement, dated as of March 12, 2018, among Sprint Spectrum License Holder, LLC, Sprint Spectrum License Holder II LLC and Sprint Spectrum License Holder III LLC, Sprint Communications, Inc., Sprint Intermediate HoldCo LLC, Sprint Intermediate HoldCo II LLC, Sprint Intermediate HoldCo III LLC.	8-K (SEC File No. 001-04721)	3/12/2018	10.1	
10.24	Second Amendment to Intra-Company Spectrum Lease Agreement, dated as of June 6, 2018, among Sprint Spectrum License Holder, LLC, Sprint Spectrum License Holder II LLC and Sprint Spectrum License Holder III LLC, Sprint Communications, Inc., Sprint Intermediate HoldCo LLC, Sprint Intermediate HoldCo II LLC, Sprint Intermediate HoldCo III LLC, Sprint Corporation and the subsidiary guarantors.	8-K (SEC File No. 001-04721)	6/6/2018	10.1	
10.25	Guarantee Assumption Agreement, dated as of April 1, 2020, by and among Sprint Spectrum License Holder, LLC, Sprint Spectrum License Holder II LLC, Sprint Spectrum License Holder III LLC, T-Mobile, T-Mobile USA and certain subsidiary guarantors.	10-Q/A	8/10/2020	10.13	
10.26	Guarantee Assumption Agreement, dated as of March 30, 2021, by and among Sprint Spectrum License Holder, LLC, Sprint Spectrum License Holder II LLC, Sprint Spectrum License Holder III LLC and certain subsidiary guarantors.	10-Q	8/3/2021	10.3	
10.27	Guarantee Assumption Agreement, dated as of May 21, 2024, by and among Sprint Spectrum License Holder, LLC, Sprint Spectrum License Holder II LLC, Sprint Spectrum License Holder III LLC and certain subsidiary guarantors.	10-Q	7/31/2024	10.3	
10.28	Guarantee Assumption Agreement, dated as of March 10, 2025, by and among Sprint Spectrum License Holder LLC, Sprint Spectrum License Holder II LLC, Sprint Spectrum License Holder III LLC and certain subsidiary guarantors.	10-Q	4/24/2025	10.3	
10.29	Guarantee Assumption Agreement, dated as of August 11, 2025, by and among Sprint Spectrum License Holder LLC, Sprint Spectrum License Holder II LLC, Sprint Spectrum License Holder III LLC and certain subsidiary guarantors.	10-Q	10/23/2025	10.5	
10.30	Guarantee Assumption Agreement, dated as of December 31, 2025, by and among Sprint Spectrum License Holder LLC, Sprint Spectrum License Holder II LLC, Sprint Spectrum License Holder III LLC and certain subsidiary guarantors.				X
10.31	Master Framework Agreement, dated as of June 22, 2020, by and among SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 4 L.L.C., Delaware Project 6 L.L.C., Claure Mobile LLC, Deutsche Telekom AG, T-Mobile US, Inc. and T-Mobile Agent LLC.	8-K	6/26/2020	10.1	
10.32	Term Sheet, dated as of June 15, 2022, by and between the Company and DISH Network Corporation.	10-Q	7/29/2022	10.1	
10.33*	Amended and Restated License Purchase Agreement, dated as of March 30, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, Nextel West Corp., and Channel 51 License Co LLC.	10-Q	4/27/2023	10.3	
10.34	Amendment No.1, dated as of August 25, 2023, to the Amended and Restated License Purchase Agreement, dated as of March 30, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, Nextel West Corp., and Channel 51 License Co LLC and to the License Purchase Agreement, dated as of March 30, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, Nextel West Corp., and Channel 51 License Co LLC.	10-Q	10/25/2023	10.1	

Exhibit No.	Exhibit Description	Incorporated by Reference			Included Herewith
		Form	Date of Filing	Exhibit Number	
10.35*	Amended and Restated License Purchase Agreement, dated as of March 30, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, Nextel West Corp., and LB License Co, LLC.	10-Q	4/27/2023	10.4	
10.36	Amendment No.1, dated as of August 25, 2023, to the Amended and Restated License Purchase Agreement, dated as of March 30, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, Nextel West Corp., and LB License Co, LLC and to the License Purchase Agreement, dated as of March 30, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, Nextel West Corp., and LB License Co, LLC.	10-Q	10/25/2023	10.2	
10.37*	License Purchase Agreement, dated as of March 30, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, Nextel West Corp., and Channel 51 License Co LLC.	10-Q	4/27/2023	10.5	
10.38*	License Purchase Agreement, dated as of March 30, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, Nextel West Corp., and LB License Co, LLC.	10-Q	4/27/2023	10.6	
10.39*	License Purchase Agreement, dated as of September 12, 2023, by and among T-Mobile USA, Inc., T-Mobile License LLC, T-Mobile US, Inc., Comcast OTR1, LLC, and Comcast Corporation.	10-Q	10/25/2023	10.4	
10.40	First Amendment to License Purchase Agreement and Long-term Spectrum Manager Lease Agreement, dated as of January 10, 2025, by and among T-Mobile USA, Inc., T-Mobile License LLC, T-Mobile US, Inc., Comcast OTR1, LLC, and Comcast Corporation.	10-K	1/31/2025	10.39	
10.41*	Form of Indemnification and Advancement Agreement.	10-K	2/8/2018	10.76	
10.42**	T-Mobile US, Inc. 2013 Omnibus Incentive Plan (as amended and restated on August 7, 2013).	10-Q	8/8/2013	10.20	
10.43**	Amendment to T-Mobile US, Inc. 2013 Omnibus Incentive Plan (as amended and restated on August 7, 2013).	Schedule 14A	4/26/2018	Annex A	
10.44**	T-Mobile US, Inc. 2023 Incentive Award Plan.	Schedule 14A	4/28/2023	Annex A	
10.45**	Form of Annual Incentive Award Notice under the 2023 Incentive Award Plan.				X
10.46**	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting) for Executive Officers under the T-Mobile US, Inc. 2013 Omnibus Incentive Plan.	10-Q	5/6/2020	10.7	
10.47**	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) (Stock Settled) for Executive Officers under the T-Mobile US, Inc. 2013 Omnibus Incentive Plan.	10-Q	5/6/2020	10.8	
10.48**	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) (Cash Settled) for Executive Officers under the T-Mobile US, Inc. 2013 Omnibus Incentive Plan.	10-Q	5/4/2021	10.3	
10.49**	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting) for Executive Officers under the T-Mobile US, Inc. 2023 Incentive Award Plan.				X
10.50**	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) (Stock Settled) for Executive Officers under the T-Mobile US, Inc. 2023 Incentive Award Plan.				X
10.51**	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) (Cash-Settled) for Executive Officers under the T-Mobile US, Inc. 2023 Incentive Award Plan.				X

Exhibit No.	Exhibit Description	Incorporated by Reference			Included Herewith
		Form	Date of Filing	Exhibit Number	
10.52**	Form of LTI Award Letter Agreement.	10-Q	4/24/2025	10.1	
10.53**	Form of PRSU Award Agreement (Transformation Award).	10-Q	7/23/2025	10.1	
10.54**	Amended Director Compensation Program effective as of May 1, 2013 (amended June 4, 2014 and further amended on June 1, 2015, June 16, 2016, June 13, 2017, June 13, 2019, June 4, 2020, June 13, 2024 and June 6, 2025).	10-Q	7/23/2025	10.2	
10.55**	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the T-Mobile US, Inc. 2013 Omnibus Incentive Plan.	8-K	6/4/2013	10.2	
10.56**	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the T-Mobile US, Inc. 2023 Incentive Award Plan.	10-Q	7/27/2023	10.4	
10.57**	T-Mobile US, Inc. Amended and Restated 2014 Employee Stock Purchase Plan.	Schedule 14A	4/28/2023	Annex B	
10.58**	Amended and Restated T-Mobile US, Inc. Non-Qualified Deferred Executive Compensation Plan.	10-Q	7/31/2024	10.2	
10.59**	T-Mobile US, Inc. Executive Continuity Plan as Amended and Restated Effective as of January 1, 2014.	8-K	10/25/2013	10.1	
10.60**	Amended and Restated Employment Agreement, dated as of September 19, 2025, by and between the Company and Srinivasan Gopalan.	10-Q	10/23/2025	10.1	
10.61**	Amended and Restated Employment Agreement, dated as of March 9, 2023, by and between the Company and G. Michael Sievert.	10-Q	4/27/2023	10.2	
10.62**	Amendment, dated as of September 19, 2025, to Amended and Restated Employment Agreement, dated as of March 9, 2023, by and between the Company and G. Michael Sievert.	10-Q	10/23/2025	10.2	
10.63**	Compensation Term Sheet, dated as of March 18, 2025, by and between T-Mobile US, Inc. and Michael J. Katz.	10-Q	4/24/2025	10.2	
10.64**	Amendment, dated as of September 19, 2025, to Compensation Term Sheet, dated as of March 18, 2025, by and between T-Mobile US, Inc. and Michael J. Katz.	10-Q	10/23/2025	10.4	
10.65**	Employment Agreement, effective October 11, 2021, between T-Mobile US, Inc. and Mark Nelson.	10-Q	5/6/2022	10.1	
10.66**	Compensation Term Sheet, dated as of September 12, 2024, by and between T-Mobile US, Inc. and Peter Osvaldik.	10-Q	10/23/2024	10.1	
10.67**	Amendment, dated as of September 19, 2025, to Compensation Term Sheet, dated as of September 12, 2024, by and between T-Mobile US, Inc. and Peter Osvaldik.	10-Q	10/23/2025	10.3	
10.68**	Letter Agreement, dated as of December 8, 2025, by and between T-Mobile US, Inc. and Jonathan A. Freier.				X
10.69**	Form of Retirement Agreement.				X
19.1	T-Mobile US, Inc. Policy on Securities Trading.	10-K	1/31/2025	19.1	
19.2	Frequently Asked Questions Rule 10b5-1 Trading Plans.	10-K	1/31/2025	19.2	
21.1	Subsidiaries of Registrant.				X
22.1	List of Guarantor Subsidiaries.				X
23.1	Consent of Deloitte & Touche LLP.				X
24.1	Power of Attorney, pursuant to which amendments to this Form 10-K may be filed (included on the signature page contained in Part IV of the Form 10-K).				X
31.1	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

Exhibit No.	Exhibit Description	Incorporated by Reference			Included Herewith
		Form	Date of Filing	Exhibit Number	
32.1***	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2***	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
97.1	T-Mobile US, Inc. Amended and Restated Executive Incentive Compensation Recoupment Policy.	10-K	2/2/2024	97.1	
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.				X
101.SCH	XBRL Taxonomy Extension Schema Document.				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.				X
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).				

*	Certain confidential information contained in this exhibit has been omitted because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed.
**	Indicates a management contract or compensatory plan or arrangement.
***	Furnished herewith.
	Certain instruments defining the rights of holders of long-term debt securities of the registrant and its consolidated subsidiaries are omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

T-MOBILE US, INC.

February 11, 2026 /s/ Srinivasan Gopalan

Srinivasan Gopalan
Chief Executive Officer

Each person whose signature appears below constitutes and appoints Srinivasan Gopalan and Peter Osvaldik, and each or any of them, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to this Report, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 11, 2026.

Signature	**Title**
/s/ Srinivasan Gopalan	Chief Executive Officer and
Srinivasan Gopalan	Director (Principal Executive Officer)
/s/ Peter Osvaldik	Chief Financial Officer
Peter Osvaldik	(Principal Financial Officer)
/s/ Daniel J. Drobac	Vice President and Chief Accounting Officer
Daniel J. Drobac	(Principal Accounting Officer)
/s/ Timotheus Höttges	Chairman of the Board
Timotheus Höttges	
/s/ G. Michael Sievert	Vice Chairman and Vice Chairman of the Board
G. Michael Sievert	
/s/ Marcelo Claure	Director
Marcelo Claure	
/s/ Srikant M. Datar	Director
Srikant M. Datar	
/s/ Thomas Dannenfeldt	Director
Thomas Dannenfeldt	

/s/ Christian P. Illek	Director
Christian P. Illek	

/s/ James J. Kavanaugh	Director
James J. Kavanaugh	

/s/ Raphael Kübler	Director
Raphael Kübler	

/s/ Thorsten Langheim	Director
Thorsten Langheim	

/s/ Dominique Leroy	Director
Dominique Leroy	

/s/ Letitia A. Long	Director
Letitia A. Long	

/s/ Abdurazak Mudesir	Director
Abdurazak Mudesir	

/s/ Teresa A. Taylor	Director
Teresa A. Taylor	

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2025

Executive Leadership Team*

Srini Gopalan**
President and Chief Executive Officer

André Almeida**
Chief Broadband, Enterprise
and Emerging Business Officer

Jonathan A. Freier**
Chief Operating Officer

Michael J. Katz**
Chief Business and
Product Officer

Deeanne King**
Chief People Officer

Mark W. Nelson**
Chief Legal Officer &
General Counsel

Peter Osvaldik**
Chief Financial Officer

John Saw**
Chief Technology Officer

Mike Sievert
Vice Chairman

Directors

Timotheus Höttges, Chair
Chief Executive Officer,
Deutsche Telekom AG

Mike Sievert, Vice Chair
Vice Chairman,
T-Mobile US, Inc.

Marcelo Claure
Entrepreneur & Investor
Partner and Co-Chairman of
Brightstar Capital Partners and
founder of CEO of Claure Group

Srikant M. Datar
George F. Baker Professor of
Business Administration and Dean of
the Faculty, Harvard Business School

Thomas Dannenfeldt
Director, Nokia Oyj,
Former Chief Financial Officer,
Deutsche Telekom AG

Srini Gopalan
President and Chief Executive
Officer, T-Mobile US, Inc.

Christian P. Illek
Member of the Board of
Management, Finance (CFO) &
Product and Technology
(ad interim), Deutsche Telekom AG

James J. Kavanaugh
Chief Financial Officer,
International Business
Machines Corporation

Raphael Kübler
Senior Vice President of the
Corporate Operating Office,
Deutsche Telekom AG

Thorsten Langheim
Member of the Board of
Management, USA and
Group Development,
Deutsche Telekom AG

Dominique Leroy
Member of the Board of
Management, Europe,
Deutsche Telekom AG

Letitia A. Long
Chair, Board of Intelligence
& National Security Alliance

Teresa A. Taylor
Chief Executive Officer,
Blue Valley Advisors, LLC

Executive Leadership Team, Directors and Board Committees

Board Committees

Audit Committee
Srikant M. Datar (Chair)
James J. Kavanaugh
Teresa A. Taylor

Compensation Committee
Thomas Dannenfeldt (Chair)
Marcelo Claure
Christian P. Illek
Raphael Kübler
Dominique Leroy

Nominating, Corporate Governance and Compliance Committee
Teresa A. Taylor (Chair)
Raphael Kübler
Dominique Leroy
Letitia A. Long

Executive Committee
Timotheus Höttges (Chair)
Marcelo Claure
Srini Gopalan
Christian P. Illek
Raphael Kübler
Thorsten Langheim

CEO Selection Committee
Timotheus Höttges (Chair)
Marcelo Claure
Christian P. Illek
Thorsten Langheim
Teresa A. Taylor

Transaction Committee
Thorsten Langheim (Chair)
Marcelo Claure
Thomas Dannenfeldt
Srini Gopalan
Christian P. Illek
Raphael Kübler
Mike Sievert

Stockholder Information

Corporate Headquarters
12920 SE 38th St.
Bellevue, WA 98006
Phone: 1–800–318–9270

Website
www.T-Mobile.com

Transfer Agent
Equiniti Group
PO Box 500
Newark, NJ 07101
Phone: 1–800–499–8410

Stock Exchange
T-Mobile US, Inc.
Common stock trades
on the NASDAQ
Global Select Market

**T-Mobile US, Inc.
Investor Relations**
3655 131st Ave. SE
Bellevue, WA 98006
investor.relations@T-Mobile.com

Annual Report
The 2025 Annual Report is available online at investor.T-Mobile.com. Stockholders may receive copies without charge by contacting Investor Relations.

*As of April 27, 2026
**Executive Officer

